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Follow-Up Materials

06012961

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Overseas Bank Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

FILE NO. 82- 2947 FISCAL YEAR 12-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5/2/06



United behind you

UNITED OVERSEAS BANK LIMITED

Annual Report 2005

United behind you

"United Behind You" is not only a powerful promise; it demonstrates the UOB Group's total commitment to our customers and our shareholders. It also reflects our corporate policy of working as a team at all times.

In 2005, we further enhanced our regional platform. With the integration of our operations in Thailand and our increased stake in Bank Buana in Indonesia, we are closer to achieving our vision of becoming a premier bank in Asia-Pacific. Looking ahead, we will continue to grow with our customers, shareholders and staff.

Whatever your goals and aspirations, we are united behind you.

Singapore 2006

UOB is proud to be a Lead Partner of Singapore 2006 which will be held in September 2006. Singapore 2006 is a series of meetings and seminars in Singapore, the highlight of which will be the Annual Meetings of the Boards of Governors of the International Monetary Fund and World Bank Group.

Contents

All figures in this Annual Report are in Singapore dollars unless otherwise specified.

	The Group		
	2005	2004	Increase/ decrease
Profit for the financial year ($'000)			
Profit before tax	**2,203,725**	1,916,865	15.0%
Net profit after tax^	**1,709,206**	1,451,769	17.7%
Selected balance sheet items as at year-end ($'000)			
Customer loans (net)*	**67,142,153**	64,300,016	4.4%
Customer deposits	**85,502,760**	79,018,770	8.2%
Total assets	**145,072,770**	134,878,566	7.6%
Shareholders' equity#	**14,928,662**	13,438,752	11.1%
Financial ratios			
Basic earnings per share (cents)			
– Including intangible assets	**111.2**	92.6	20.1%
– Excluding intangible assets	**115.1**	106.3	8.3%
Return on average shareholders' equity (ROE) (%)			
– Including intangible assets	**12.4**	10.8	1.6% points
– Excluding intangible assets	**12.9**	12.4	0.5% point
Return on average assets (ROA) (%)			
– Including intangible assets	**1.25**	1.19	0.06% point
– Excluding intangible assets	**1.29**	1.36	-0.07% point
Expense/income ratio (%)	**37.9**	37.6	0.3% point
Dividend per share (cents)			
– Interim	**20.0**	20.0	–
– Special dividend in specie	**28.5**	–	NM
– Final	**40.0**	40.0	–
Net asset value per share ($)	**9.71**	8.75	11.0%
Capital adequacy ratios (%)			
– Tier 1 capital	**11.0**	11.0	–
– Total capital	**16.1**	15.6	0.5% point

^ Net profit after tax refers to profit attributable to equity holders of the Bank.
* Including amount pledged under repurchase agreements.
# Shareholders' equity refers to equity attributable to equity holders of the Bank.
"NM" denotes not meaningful.

United Overseas Bank (UOB) was incorporated on 6 August 1935 as the United Chinese Bank. Founded by Datuk Wee Kheng Chiang, the Bank catered mainly to the Fujian community in its early years. The change of name was effected in 1965.

Over the past 71 years, UOB has grown with Singapore. Through a series of acquisitions, it is now a leading bank in Singapore with banking subsidiaries in Malaysia, Thailand and Indonesia. Today, the UOB Group has a network of 502 offices in 18 countries and territories in Asia-Pacific, Western Europe and North America.

Besides Far Eastern Bank in Singapore, UOB's banking subsidiaries include United Overseas Bank (Malaysia), United Overseas Bank (Thai), PT Bank UOB Indonesia, PT Bank Buana Indonesia and United Overseas Bank Philippines.

UOB provides a wide range of financial services through its global network of branches/offices and subsidiaries/associates: personal financial services, private banking, trust services, commercial and corporate banking, investment banking, corporate finance, capital market activities, treasury services, futures broking, asset management, venture capital management, general insurance, life assurance and stockbroking services.

In Singapore, UOB is a recognised leader in the personal loans business and its total card base of 1.3 million firmly places it in the top position in credit and debit cards. It is also the market



Our Mission

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent service.

leader in loans to small and medium-sized enterprises. Its fund management arm, UOB Asset Management, has the distinction of being Singapore's most awarded fund manager.

Through other subsidiaries, as well as associates, UOB also has diversified interests in travel, leasing, property development and management, hotel operations and general trading.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B for Bank Financial Strength, and Aa3 and Prime-1 for long-term and short-term deposits respectively.

In 2005, UOB was again awarded recognition by leading publications, organisations and the investment community. They include: Best Corporate Governance – Singapore (Euromoney), Best Domestic Bank for local currency cash management services – Thailand THB for FIs (Asiamoney), Best Deposit-Linked Product Award 2004 – UOB FirstZero Home Loan (The Asian Banker), Most Valuable Singapore Brand (International Enterprise Singapore), Innovation in Data Warehousing (Informatica), SuperBrands Award – Gold (Reader's Digest).

Singapore	69
Indonesia	204
Thailand	155
Malaysia	39
China	10
Hong Kong	7
Taiwan	3
USA	3
Australia	2
Brunei	2
Canada	1
France	1
Japan	1
Myanmar	1
Philippines	1
South Korea	1
United Kingdom	1
Vietnam	1

As at 31 December 2005

502 offices around the world



"Leveraging on our strengths in SME lending and consumer banking in Singapore, I am confident that we will be able to grow these two businesses in the region."



Wee Cho Yaw
Chairman & Chief Executive Officer

Overview of 2005

2005 was a year of "有惊无险" (many fears but no major catastrophe). There were fears of an avian flu pandemic and rising oil prices derailing the world economy. Bombings in London and Bali were grim reminders of the threats posed by terrorists around the world. Despite all these, however, the world economy moved at a steady course. In Asia, China reported a sterling growth of 9.9%, while Singapore registered GDP growth of 6.4%, exceeding the government's earlier forecast of 3% to 5%.

In line with our focus on the Asian region, the UOB Group further extended its operations in the area in 2005. Our 23% equity interest in PT Bank Buana Indonesia (Bank Buana) was raised to 61.1% in December. A listed bank with 190 branches in Indonesia, Bank Buana will work closely with our 99%-owned PT Bank UOB Indonesia (UOB Indonesia).

In Thailand, the year was spent on merging and integrating the operations of our two banking subsidiaries, the former Bank of Asia and UOB Radanasin Bank. Thanks to the hard work and dedication of our Thai colleagues and their Singapore counterparts, legal merger and operational integration were successfully completed on 28 November 2005. The merged bank, United Overseas Bank (Thai) Public Company Limited [UOB (Thai)] had total assets of $8.2 billion and 154 branches at end December 2005.

In the Philippines, we have converted our banking subsidiary to a thrift bank (with wholesale banking and fee-based business) following the sale of the branches of United Overseas Bank Philippines (UOB Philippines) to Banco de Oro Universal Bank Group.

In December, the Bank's wholly-owned subsidiary, UOB Cayman I Limited issued US$500 million non-cumulative non-convertible guaranteed preference shares. The issue qualified as Tier 1 capital for the Bank, strengthening the Bank's capital base and helping it to manage its capital structure more efficiently. The issue was oversubscribed, attesting to investor confidence in the long-term future of the Bank and the Group.

As a consequence of all these corporate developments, the Group's assets grew by 7.6% in 2005, from $134.9 billion to $145.1 billion. Our overseas network has grown to 502 branches and offices covering 18 countries and territories.

Profit & Dividend

In 2005, the Group's after tax profit grew by 17.7% to a record high of $1.7 billion (2004: $1.5 billion). Our return on shareholders' equity improved from 10.8% to 12.4%.

The new high in profit was attributable to higher income of $3.8 billion (2004: $3.3 billion) and lower impairment charges (excluding intangible assets) of $173.5 million (2004: $208.7 million).

The Group's shareholders' equity rose by 11.1% to $14.9 billion (2004: $13.4 billion). Non-bank loans as at end-2005 stood at $67.1 billion, representing an increase of 4.4% over 2004's $64.3 billion. Non-bank deposits increased by 8.2% to $85.5 billion (2004: $79.0 billion). Non-Performing Loans were managed down by 28.3% to $3.9 billion (2004: $5.5 billion). Expense to income ratio increased slightly from 37.6% to 37.9% during the year, while total staff strength rose from 13,574 to 18,816, due mainly to the inclusion of Bank Buana.

Our overseas operations (including Bank Buana) achieved a 12.6% improvement in pretax profit, from $451 million in 2004 to $508 million in 2005. Their contribution to the Group's total pretax profit rose from 21.2% to 22.4%.

United Overseas Bank (Malaysia) Group achieved higher net interest and fee income, but this was offset by a three-fold increase in impairment charges (excluding intangible assets). As a consequence, after tax profit dropped from $162.2 million to $157.1 million. Profit before impairment charges (excluding intangible assets) amounted to $282.8 million, representing an increase of 24.4% over 2004's $227.3 million.

In Thailand, the merged UOB (Thai) achieved a 29.4% increase in net profit, from $38.7 million to $50.1 million in 2005. Our two Indonesian subsidiaries, UOB Indonesia and Bank Buana reported a combined profit of $73.8 million compared with $8.5 million achieved by the former in 2004. UOB Philippines, whose branch network was sold off in December, recorded a loss of $22.1 million (2004: $21.2 million).

Among our Singapore subsidiaries, Far Eastern Bank Group doubled its after tax profit to $12.8 million (2004: $6.2 million) mainly because of higher net interest income. United Overseas Insurance also had a sterling performance, with after tax profit of $20.7 million (2004: $12.1 million).

The Board proposes the transfer of $300 million to reserves. It also recommends a final dividend of 40 cents per share less 20% income tax. Together with the interim dividend of 20 cents and the special dividend in specie of United Overseas Land Limited (UOL) shares of 28.5 cents,the total dividend for 2005 would amount to 88.5 cents per share.

Corporate Developments

The Monetary Authority of Singapore has given local banks up to July 2006 to reduce their shareholdings in non-core businesses to not more than 10%.

As part of its divestment programme for its holdings in UOL, in April the Bank issued $276.25 million exchangeable bonds due January 2006, and in July the Bank completed the distribution in specie of about 20% of the issued share capital of UOL to our shareholders. The exchangeable bonds were exchanged into around 15% of the issued share capital of UOL in December 2005 and January 2006.

The Board is studying various options to divest its holdings in Overseas Union Enterprise and Hotel Negara in the best interest of our shareholders.

2006 Prospects

Notwithstanding concerns about rising oil prices, the bird flu pandemic and more terrorist attacks, the business community is upbeat about the world economy in general and Singapore's growth in particular. Official estimate for Singapore is 4% to 6% GDP growth in 2006, but we believe that it is likely to come in at the stronger end of the range.

In 2005, Singapore's external trade hit a record high of $716 billion. With the US economy expected to sustain its GDP growth, and widespread agreement that China, India and Japan will be the growth engines of Asia, this momentum should be maintained. Other positive indicators include the fall of unemployment rate to 2.5% and the upward trend of the property market.

At the same time, however, competition in the banking sector will continue to squeeze margins. We intend to retain market share, especially in the SME and consumer markets by improving our service standards and introducing innovative products to facilitate the business of our customers.

The ASEAN countries are also forecasting steady growth this year. I am optimistic, therefore, that our banking subsidiaries in Malaysia, Thailand and Indonesia should be able to improve on their performance. Leveraging on our strengths in SME lending and consumer banking in Singapore, I am confident that we will be able to grow these two businesses in the region.

Recognising that every business carries attendant risks, the Group will continue to bolster its risk management and compliance functions. Singapore's high standard of corporate governance will be extended to our regional banking subsidiaries and overseas operations.

The Bank targets to adopt the Basel II – Foundation Internal Rating Based (FIRB) Approach for Credit Risk and the Standardised Approach for Operational Risk by 2008. Over the past year, we have made significant progress in this framework and are already in the advanced stage of system implementation. The Bank has started its internal validation process on its systems, models and processes, and is targeting to engage the Monetary Authority of Singapore for supervisory validation in the second half of 2006.

Acknowledgements

I thank the Board Directors for their wise counsel during the past year. In particular, I would like to record my deep appreciation to Mrs Margaret Lien Wen Hsien who resigned from the Board in April 2005.

On behalf of the Board, I would also like to thank Mr Ernest Wong Yuen Weng for his contributions as a Director from 1990. Mr Wong resigned from the Board in December 2005 to avoid any possible conflict of interest that might arise in his new career.

I extend a very warm welcome to Mr Michael Lien Jown Leam, grandson of the late Dr George Lien Ying Chow, who joined the Board last May.

My appreciation also goes to management and staff members of the Group who, in their individual ways, have contributed towards the success of the Group in 2005.

Wee Cho Yaw
Chairman & Chief Executive Officer
February 2006

Group total income

Net interest income
2005: $2,348 million ■ +8.9%
2004: $2,155 million

Non-interest income
2005: $1,414 million ■ +28.1%
2004: $1,104 million



$ million
4000
3200
2400
1600
800
0

		2001	2002	2003	2004	2005
■	$'m	1,429	2,128	2,071	2,155	**2,348**
	US$'m	772	1,226	1,217	1,319	**1,412**
■	$'m	795	906	1,089	1,104	**1,414**
	US$'m	429	522	640	676	**850**

■ Net interest income ■ Non-interest income

Group net profit after tax

2005: $1,709 million ■ +17.7%
2004: $1,452 million



$ million
2000
1600
1200
800
400
0

		2001	2002	2003	2004	2005
■	$'m	925	1,006	1,202	1,452	**1,709**
	US$'m	500	579	707	889	**1,028**

Group earnings per share

Including intangible assets
2005: 111.2 cents ■ +20.1%
2004: 92.6 cents

Excluding intangible assets
2005: 115.1 cents ■ +8.3%
2004: 106.3 cents



cents
125
100
75
50
25
0

		2001	2002	2003	2004	2005
■	¢	77.3	64.0	76.5	92.6	**111.2**
	US¢	41.8	36.9	45.0	56.7	**66.9**
■	¢	81.3	76.5	89.3	106.3	**115.1**
	US¢	43.9	44.1	52.5	65.1	**69.2**

■ Including intangible assets ■ Excluding intangible assets

Financial Highlights

Group return on average shareholders' equity (ROE)

Including intangible assets
2005: 12.4% ■ +1.6% points
2004: 10.8%

Excluding intangible assets
2005: 12.9% ■ +0.5% point
2004: 12.4%



15
13
11
9
7
5
%

	2001	2002	2003	2004	2005
Including intangible assets	10.8%	7.9%	9.3%	10.8%	**12.4%**
Excluding intangible assets	11.3%	9.5%	10.9%	12.4%	**12.9%**
Average rate (including intangible assets) of major local bank groups	9.6%	7.8%	8.5%	11.7%	**9.2%**

Including intangible assets — Excluding intangible assets — Average rate (including intangible assets) of major local bank groups

Group return on average assets (ROA)

Including intangible assets
2005: 1.25% ■ +0.06% point
2004: 1.19%

Excluding intangible assets
2005: 1.29% ■ -0.07% point
2004: 1.36%



1.6
1.4
1.2
1.0
0.8
0.6
%

	2001	2002	2003	2004	2005
Including intangible assets	1.2%	0.9%	1.1%	1.2%	**1.2%**
Excluding intangible assets	1.2%	1.1%	1.3%	1.4%	**1.3%**
Average rate (including intangible assets) of major local bank groups	1.0%	0.8%	0.9%	1.2%	**0.9%**

Including intangible assets — Excluding intangible assets — Average rate (including intangible assets) of major local bank groups

Dividends

Dividend payment
2005: $1,089 million ■ +46.4%
2004: $744 million

Dividend cover
2005: 2.3 times
2004: 2.0 times



1250
1000
750
500
250
0
$ million
40
58.8 +
60
60
88.5 #
2.5
2.0
1.5
1.0
0.5
0
times

	2001	2002	2003	2004	2005
$'m	426	720	748	744	**1,089**
US$'m	230	415	440	455	**655**
times	2.2	2.1^	1.6	2.0	**2.3***

■ Dividend payment — Dividend cover □ Dividend per share (cents)

\+ Includes special dividend in specie of 18.8 cents.
^ Dividend cover is 1.4 times for 2002 if the special dividend in specie of 18.8 cents is included.
# Includes special dividend in specie of 28.5 cents.
* Dividend cover is 1.6 times for 2005 if the special dividend in specie of 28.5 cents is included.

Group assets

2005: $145,073 million ■ +7.6%
2004: $134,879 million



150000
120000
90000
60000
30000
0
$ million
2001
2002
2003
2004
2005

		2001	2002	2003	2004	2005
■	$'m	113,888	107,430	113,446	134,879	**145,073**
	US$'m	61,528	61,887	66,702	82,555	**87,230**

Group customer loans

2005: $67,142 million ■ +4.4%
2004: $64,300 million



75000
60000
45000
30000
15000
0
$ million
2001
2002
2003
2004
2005

		2001	2002	2003	2004	2005
■	$'m	60,892	58,884	59,297	64,300	**67,142**
	US$'m	32,897	33,921	34,864	39,356	**40,372**

Group customer deposits

2005: $85,503 million ■ +8.2%
2004: $79,019 million



100000
80000
60000
40000
20000
0
$ million
2001
2002
2003
2004
2005

		2001	2002	2003	2004	2005
■	$'m	74,452	67,919	69,863	79,019	**85,503**
	US$'m	40,223	39,126	41,077	48,365	**51,412**

Group loans/deposits ratio

2005: 78.5% ■ -2.9% points
2004: 81.4%



90
80
70
60
50
40
%
2001
2002
2003
2004
2005

	2001	2002	2003	2004	2005
-■-	81.8%	86.7%	84.9%	81.4%	**78.5%**

Group shareholders' equity

2005: $14,929 million ■ +11.1%
2004: $13,439 million


$ million
15000
12000
9000
6000
3000
0
2001
2002
2003
2004
2005

		2001	2002	2003	2004	2005
■	$'m	12,717	12,613	13,282	13,439	**14,929**
	US$'m	6,870	7,266	7,809	8,226	**8,977**

Group capital adequacy ratios*

Total capital
2005: 16.1% ■ +0.5% point
2004: 15.6%

Tier 1 capital
2005: 11.0% ■
2004: 11.0%


%
20
18
16
14
12
10
2001
2002
2003
2004
2005

	2001	2002	2003	2004	2005
-■-	18.5%	15.3%	15.2%	15.6%	**16.1%**
-■-	11.8%	12.2%	13.2%	11.0%	**11.0%**

-■- Total capital -■- Tier 1 capital

* Computed based on revised capital framework issued by MAS for 2003 to 2005, and BIS guidelines for 2001 and 2002.

Group total non-performing loans (NPLs)

NPLs
2005: $3,931 million ■ -28.3%
2004: $5,484 million

NPL ratio
2005: 5.6% ■ -2.4% points
2004: 8.0%


$ million
7500
6000
4500
3000
1500
0
10
8
6
4
2
0
%
2001
2002
2003
2004
2005

		2001	2002	2003	2004	2005
■	$'m	5,968	5,679	5,160	5,484	**3,931**
	US$'m	3,224	3,272	3,034	3,357	**2,364**
-■-	%	9.3	9.0	8.1	8.0	**5.6**

■ NPLs -■- NPLs (excluding debt securities) as a % of gross non-bank loans

Group total cumulative impairment

Cumulative individual impairment
2005: $1,444 million ■ -38.7%
2004: $2,354 million

Cumulative collective impairment
2005: $1,270 million ■ -7.3%
2004: $1,370 million

Total cumulative impairment as a % of total NPLs
2005: 69.0% ■ +1.1% points
2004: 67.9%


$ million
5000
4000
3000
2000
1000
0
70
60
50
40
30
20
%
2001
2002
2003
2004
2005

		2001	2002	2003	2004	2005
■	$'m	1,899	2,079	1,910	2,354	**1,444**
	US$'m	1,026	1,198	1,123	1,441	**868**
■	$'m	1,435	1,425	1,422	1,370	**1,270**
	US$'m	775	821	836	839	**764**
-■-	%	55.9	61.7	64.6	67.9	**69.0**

■ Cumulative individual impairment ■ Cumulative collective impairment -■- Total cumulative impairment as a % of total NPLs

Board of Directors

Mr Wee Cho Yaw
(Chairman & Chief Executive Officer)
Mr Wee Ee Cheong
(Deputy Chairman & President)
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Wong Meng Meng
Mr Philip Yeo Liat Kok
Mr Tan Kok Quan
Prof Lim Pin
Mr Ng Boon Yew
Mr Michael Lien Jown Leam
(Appointed on 3.5.2005)

Executive Committee

Mr Wee Cho Yaw
(Chairman)
Mr Wee Ee Cheong
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Philip Yeo Liat Kok
(Appointed on 10.2.2006)

Audit Committee

Prof Cham Tao Soon
(Appointed as Chairman on 10.2.2006)
Mr Philip Yeo Liat Kok
Mr Tan Kok Quan
Mr Ng Boon Yew
(Appointed on 10.2.2006)

Nominating Committee

Mr Wong Meng Meng
(Chairman)
Mr Wee Cho Yaw
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Prof Lim Pin
Mr Wee Ee Cheong
(alternate to Mr Wee Cho Yaw)

Remuneration Committee

Mr Wee Cho Yaw
(Chairman)
Prof Cham Tao Soon
Mr Philip Yeo Liat Kok
Prof Lim Pin

Secretary

Mrs Vivien Chan

Share Registrar

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315
Telephone: (65) 6536 5355
Facsimile: (65) 6536 1360

Auditors

Ernst & Young
10 Collyer Quay
#21-01 Ocean Building
Singapore 049315
Partner-in-charge: Mr Winston Ngan

Registered Office

80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration Number:
193500026Z
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

Investor Relations

28B Boat Quay
Singapore 049818
Telephone: (65) 6539 3940/6539 4439
Facsimile: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com

from left to right:

MR WEE CHO YAW
Chairman & Chief Executive Officer

MR WEE EE CHEONG
Deputy Chairman & President

MR NGIAM TONG DOW

PROF CHAM TAO SOON

MR WONG MENG MENG

MR WEE CHO YAW
Chairman & Chief Executive Officer

Age 77. A career banker with more than 40 years of experience. Received Chinese high school education. Chairman & CEO of United Overseas Bank (UOB) since 1974.

Appointed to the Board on 14 May 1958. Last re-appointed as a Director on 27 April 2005.

Chairman of the Executive Committee since 1976. Chairman of the Bank's Remuneration Committee and member of its Nominating Committee.

Chairman of UOB subsidiaries – Far Eastern Bank, United Overseas Insurance, United Overseas Bank (Malaysia), PT Bank UOB Indonesia (*President Commissioner*), PT Bank Buana Indonesia (*President Commissioner*) and United Overseas Bank (Thai) Public Company. Chairman of United International Securities, Haw Par Corporation, United Overseas Land, Hotel Plaza, Overseas Union Enterprise, United Industrial Corporation, and Singapore Land and its subsidiary, Marina Centre Holdings. Former Director of Singapore Press Holdings.

Honorary President of Singapore Chinese Chamber of Commerce & Industry and Pro-Chancellor of Nanyang Technological University.

Awarded Businessman Of The Year in 2001 and 1990 in the Singapore Business Awards that recognise outstanding achievements by Singapore's business community.



MR WEE EE CHEONG

Deputy Chairman & President

Age 53. A professional banker who joined United Overseas Bank (UOB) in 1979. Deputy Chairman & President of UOB since 2000.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 30 May 1998. Executive Director since 1990. Member of the Bank's Executive Committee.

Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United Overseas Bank (Malaysia), PT Bank UOB Indonesia (*Commissioner*), United Overseas Bank (Thai) Public Company, United International Securities, United Overseas Land and Hotel Plaza.

Director of Visa International (Asia Pacific Regional Association) and the Institute of Banking & Finance. Chairman of the Association of Banks in Singapore and ASEAN Banking Council. Council member of the Singapore Chinese Chamber of Commerce & Industry as well as member of the Board of Governors of the Singapore-China Foundation and the Advisory Board of the INSEAD East Asia Council.

Has served as Deputy Chairman of Housing & Development Board and Director of Port of Singapore Authority.

Holds a Bachelor of Science (Business Administration) and a Master of Arts (Applied Economics) from The American University, Washington DC.

MR NGIAM TONG DOW

Age 68. Chairman of Surbana Corporation Pte Ltd. Served as Chairman of Housing & Development Board from 1998 to 2003. Has a distinguished public service career, having held the post of Permanent Secretary in the Prime Minister's Office, Ministries of Finance, Trade & Industry, National Development, and Communications.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 27 April 2005. An independent and non-executive Director. Member of the Bank's Executive Committee and Nominating Committee. Director of Singapore Press Holdings and Yeo Hiap Seng. Has served as Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, and as Deputy Chairman of the Board of Commissioners of Currency, Singapore.

Holds a Bachelor of Arts (Economics, Honours) from the University of Malaya, Singapore, and a Master of Public Administration from Harvard University, USA.

PROF CHAM TAO SOON

Age 66. University Distinguished Professor of Nanyang Technological University (NTU). Held the post of President of NTU from 1981 to 2002.

Appointed to the Board on 4 January 2001. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Appointed as Chairman of the Bank's Audit Committee on 10 February 2006. Member of the Bank's Executive Committee, Nominating Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of NatSteel, Singapore Symphonia Company and Singapore-China Foundation. Deputy Chairman of Singapore Press Holdings, and Director of Robinson & Company, TPA Strategic Holdings and WBL Corporation. Board Member of Land Transport Authority and Singapore International Foundation. A member of the Council of Presidential Advisers. Former Director of Adroit Innovations and Keppel Corporation.

Holds a Bachelor of Engineering (Civil, Honours) from the University of Malaya, a Bachelor of Science (Mathematics, Honours) from the University of London and a Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. Fellow of the Institution of Engineers, Singapore and the Institution of Mechanical Engineers, UK.

MR WONG MENG MENG

Age 57. Senior Partner of Wong Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 27 April 2005. An independent and non-executive Director. Chairman of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Director of Hi-P International Limited and Mapletree Logistics Trust Management Ltd. Honorary Legal Adviser to the Real Estate Developers' Association of Singapore.

Holds a Bachelor of Law (Honours) from the University of Singapore. Member of the Singapore International Arbitration Centre's Main Panel of Arbitrators.

from left to right:

MR PHILIP YEO LIAT KOK

MR TAN KOK QUAN

PROF LIM PIN

MR NG BOON YEW

MR MICHAEL LIEN JOWN LEAM

MR PHILIP YEO LIAT KOK

Age 59. Chairman of the Agency for Science, Technology & Research (A*STAR). Recognised for his contributions to Singapore's economic development and his pioneering role in the promotion and development of the country's information technology, semiconductor, chemical and pharmaceutical industries. Brings to the Bank wide government and private sector experience over a 35-year career.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Member of the Bank's Audit Committee, and Remuneration Committee. Appointed as Member of the Bank's Executive Committee on 10 February 2006. Director of UOB subsidiary, Far Eastern Bank. Chairman of Accuron Technologies Limited, an aerospace and precision engineering company based in Singapore.

Holds a Bachelor of Applied Science (Industrial Engineering), an Honorary Doctorate of Engineering from the University of Toronto, an Honorary Doctorate of Medicine from the Karolinska Institutet, Sweden, a Master of Science (Systems Engineering) from the University of Singapore and a Master of Business Administration from Harvard University, USA.



MR TAN KOK QUAN

Age 67. Senior Partner of Tan Kok Quan Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 27 April 2005. An independent and non-executive Director. Member of the Bank's Audit Committee. Director of Network Foods International. Has served as Deputy Chairman of Public Utilities Board. Former Director of NH Ceramics.

Holds a Bachelor of Law (Honours) from the University of Singapore.

PROF LIM PIN

Age 70. University Professor and Professor of Medicine at the National University of Singapore (NUS). Senior Consultant at the National University Hospital.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 29 April 2004. An independent and non-executive Director. Member of the Bank's Nominating Committee and Remuneration Committee. Chairman of National Wages Council and Chairman of Bioethics Committee, Singapore. Director of Raffles Medical Group. Has served as Vice-Chancellor of NUS and Deputy Chairman of Economic Development Board. Former Board Member of Singapore Institute of Labour Studies.

Holds a Master of Arts and a Doctor of Medicine from the University of Cambridge, UK. Fellow of the Academy of Medicine of Singapore (FAMS), FRCP (London) and FRACP.

MR NG BOON YEW

Age 51. A Certified Public Accountant and Member of the Institute of Certified Public Accountants of Singapore, with more than 20 years of accounting and auditing experience in both the private and public sectors.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 29 April 2004. An independent and non-executive Director. Appointed as Member of the Bank's Audit Committee on 10 February 2006. Director of Datapulse Technology, Fischer Tech, RSH and the National Kidney Foundation. Deputy Chairman of the Practice Monitoring Sub-Committee (Accounting & Corporate Regulatory Authority). Member of the Securities Industry Council, the Board of Trustees of the Cancer Research and Education Fund and the NCC Research Fund and Council of the Association of Chartered Certified Accountants.

Former Partner-in-charge of corporate finance services and former Head of Singapore banking practice at major international accounting firm, KPMG. Has served as Chairman of the Disclosure and Accounting Standards Committee, Member of the Council on Corporate Disclosure and Governance and Council on Governance of Institutions of a Public Character and Group Chief Financial Officer of Singapore Technologies.

Fellow of the Association of Chartered Certified Accountants. Associate Member of the Institute of Chartered Accountants in England and Wales, Chartered Institute of Management Accountants, Institute of Chartered Secretaries and Administrators and Chartered Institute of Taxation.

MR MICHAEL LIEN JOWN LEAM

Age 42. Mr Lien has been a Director of UOB since May 2005. He is Executive Director of Wah Hin and Company, and Managing Director of Fundamental Capital Advisors, an Asian equity advisory company. Mr Lien was a Managing Director of Morgan Stanley, and headed its Singapore corporate finance business up to 2002. Mr Lien built up Morgan Stanley's Singapore and Indonesian corporate finance franchise from 1994, focusing on cross border mergers and acquisitions, and international financings. He has advised companies including Temasek Holdings, Singapore Technologies Group, PSA Corporation, Singapore Airlines, and PT Telkom. Before he joined Morgan Stanley, Mr Lien was responsible for equity origination at Standard Chartered Merchant Bank Asia, Singapore. Mr Lien started his career as an Assistant Director in Singapore's Ministry of Trade and Industry (MTI) in the late eighties. At MTI, he co-ordinated the implementation of the $1 billion Tourism Masterplan, and represented the Ministry on the boards of Singapore Tourism Board (then Singapore Tourist Promotion Board) and Sentosa Development Corporation.

Mr Lien was a Colombo Plan Scholar and holds a Bachelor of Economics (First Class Honours) with double majors in Finance and Econometrics from Monash University, Australia.

Principal Officers

from left to right:

MR CHONG KIE CHEONG

MR FRANCIS LEE CHIN YONG

MR TERENCE ONG SEA ENG

MR SAMUEL POON HON THANG

MR BILL CHUA TECK HUAT

MS SUSAN HWEE

MR CHONG KIE CHEONG

Senior Executive Vice President, Investment & Private Banking

Mr Chong joined UOB in January 2005. He oversees the Bank's corporate finance, capital markets, venture management and private banking businesses. Mr Chong holds a Bachelor of Social Sciences (Honours) degree in Economics from the University of Singapore. He has more than 25 years of experience in the financial industry, having held senior appointments in investment banking, international banking and finance and directorships in banks in the region.

MR FRANCIS LEE CHIN YONG

Senior Executive Vice President, Personal Financial Services & International

Mr Lee joined UOB in 1980. He oversees the Bank's individual banking business and is responsible for driving the Bank's businesses outside Singapore. Prior to his appointment in Singapore in 2003, Mr Lee was heading the Bank's operations in Malaysia as Chief Executive Officer of United Overseas Bank (Malaysia). He holds a Malaysia Certificate of Education. Mr Lee has spent 26 years in UOB, holding senior positions in operations, consumer services and corporate lendings.



MR TERENCE ONG SEA ENG

Senior Executive Vice President,
Global Treasury & Asset Management

Mr Ong, who joined UOB in 1982, has overall responsibility for the management and growth of the Bank's global treasury and fund management businesses. He holds a Bachelor of Accountancy from the University of Singapore and has more than 20 years of experience in treasury services and operations.

MR SAMUEL POON HON THANG

Senior Executive Vice President,
Group Credit

Mr Poon joined UOB in 1988. He oversees credit cases arising from the consumer, corporate and SME segments. Mr Poon holds a Bachelor of Commerce (Honours) from Nanyang University and has over 25 years of experience in banking and finance. Prior to joining UOB, Mr Poon worked in other financial institutions.

MR BILL CHUA TECK HUAT

Executive Vice President,
Delivery Channels & Operations

Mr Chua joined UOB in 2002. He oversees the Bank's delivery channels and operational areas to ensure quality service delivery and operational efficiency. Mr Chua holds a Bachelor of Arts (Economics) and a Bachelor of Engineering (Industrial, Honours) from the University of Newcastle, Australia. He has more than 26 years of experience in wholesale and consumer banking. Prior to joining UOB, he worked in Overseas Union Bank (prior to its merger into UOB), Citibank N.A. and the Ministry of Foreign Affairs.

MS SUSAN HWEE

Executive Vice President,
Information Technology

Ms Hwee joined UOB in 2001. She is responsible for the strategy and provision of Information Technology (IT) services to support the growth of the Bank globally. Ms Hwee holds a Bachelor of Science from the National University of Singapore. She has over 20 years of experience in IT, and has held senior positions in technology and financial services companies, including IBM and Citibank N.A.



Principal Officers

from left to right:

MR EDDIE KHOO BOO JIN

MR LEE WAI FAI

MR QUEK CHER TECK

MR WEE JOO YEOW

MR YEO ENG CHEONG

MR EDDIE KHOO BOO JIN

Executive Vice President,
Personal Financial Services

Mr Khoo joined UOB in 2005. As Global Head of Personal Financial Services, he is responsible for strategising and growing the consumer banking franchise. He holds a Bachelor of Business Adminstration in Finance and Management from the University of Oregon, USA. Prior to joining UOB, he had 19 years of experience in consumer banking with DBS and Citibank N.A.

MR LEE WAI FAI

Chief Financial Officer
Executive Vice President, Corporate Services

Mr Lee joined UOB in 1989. His key responsibilities include the management of a diverse range of portfolios, from capital management, finance, tax, investor relations, group communications, property to general services. Mr Lee holds a Bachelor of Accountancy (Honours) from the National University of Singapore and a Master in Banking and Finance from the Nanyang Technological University, Singapore. He has more than 20 years of experience in finance and administration.



MR QUEK CHER TECK

Executive Vice President,
International – Greater China

Mr Quek joined UOB in 1979. He oversees the Bank's business in Greater China (including Hong Kong and Taiwan). Over his 27 years with the Bank, Mr Quek has held positions in various business divisions. Prior to his current appointment, he was heading the Bank's private equity business as Managing Director of UOB Venture Management Pte Ltd, a subsidiary of UOB. Mr Quek holds a Bachelor of Business Administration from the University of Singapore.

MR WEE JOO YEOW

Executive Vice President,
Corporate Banking – Singapore

Mr Wee joined UOB in 2002. He is responsible for managing and developing the Bank's corporate banking business in Singapore. He holds a Bachelor of Business Administration (Honours) from the University of Singapore and a Master of Business Administration from New York University, USA. A career banker with more than 30 years of corporate banking experience, Mr Wee has held senior appointments in Overseas Union Bank (prior to its merger into UOB) and First National Bank of Chicago.

MR YEO ENG CHEONG

Executive Vice President,
Commercial Credit

Mr Yeo joined UOB in 1986. He leads and manages the Bank's SME business. Mr Yeo holds a Bachelor of Business Administration (Honours) from the University of Singapore. He is a career banker with more than 30 years of experience in credit and marketing, including 10 years with Chase Manhattan Bank (now known as JP Morgan Chase & Co).



The UOB Group is committed to maintaining the highest standards of corporate governance. The Board of Directors ("Board") believes that good governance is essential to sustaining its business performance and safeguarding the interests of its stakeholders.

The Board's approach to corporate governance is guided by best practice recommendations and the principles in the Singapore Code of Corporate Governance 2005 ("Code"), the Banking (Corporate Governance) Regulations 2005 ("Banking Regulations 2005") and the Guidelines On Corporate Governance For Banks, Financial Holding Companies And Direct Insurers issued by the Monetary Authority of Singapore ("MAS Guidelines on Corporate Governance").

Board of Directors

Board role and responsibility: The role and responsibilities of the Board are set out in the Board Terms of Reference. In summary, the Board's responsibilities include:

- providing entrepreneurial leadership, strategic guidance and effective oversight of senior management's performance
- setting long-term strategic objectives
- approving business plans and annual budgets
- monitoring the financial performance of the Bank and the Group
- determining the capital/debt structure for the Bank
- setting dividend policy and declaring dividends
- approving major acquisitions and divestments
- reviewing the effectiveness of the Group's risk management framework
- planning for succession of board members and key management positions

The Board has formed board committees to assist in the effective discharge of specific responsibilities. The board committees are the Executive Committee, Nominating Committee, Remuneration Committee, Audit Committee and the Independent Review Committee which are described below.

Board composition and independence: There are ten Board members. Their names are set out on page 11. The Board considers that the current board size of ten is adequate.

The Board comprises two executive directors and eight non-executive directors. The Nominating Committee ("NC") reviews the independence of directors annually. During the past year, the law firms of Mr Wong Meng Meng and Mr Tan Kok Quan provided legal services to the UOB Group. As they have not allowed the relationship to affect their objectivity and independence in the discharge of their duties as directors, the NC considered them independent. The NC has determined that all directors can be considered independent except for Mr Wee Cho Yaw and Mr Wee Ee Cheong who are executive directors and Mr Michael Lien Jown Leam who is connected to a substantial shareholder.

Directors retire and submit themselves for re-election once every three years except for directors holding the positions of chairman and deputy chairman. Directors over the age of 70 years of age are subject to annual re-appointments under the Companies Act.

Board nomination and appointment process: The NC assists the Board in identifying candidates for appointment as directors. In identifying suitable candidates, the NC considers candidates on merit and against objective criteria and their availability of time to devote to the position. Before recommending an appointment, the NC will evaluate the balance of skills, knowledge and experience of the Board as a whole.

Board competency: The current Board members possess diverse corporate experiences and, as a group, provide core competencies relevant to the business of the Bank. Detailed information on the directors' experience and qualifications can be found on pages 12 to 15. New directors are briefed on the Bank's business and corporate governance practices and may also attend an orientation session appropriate to their experience. Guidance is given to all directors on regulatory requirements concerning disclosure of interests, restrictions on dealings in securities and the duties and responsibilities of directors under Singapore law. Directors are briefed on changes in relevant accounting standards and the capital requirements for banks under the Basel II capital accord. The company secretary, to whom the directors have independent access, assists the Board and keeps it apprised of relevant laws and regulations. The directors and the board committees may also seek through the company secretary such independent professional advice as they consider appropriate. The Bank has a budget for directors' training needs.

Board meetings: The Board has at least four scheduled meetings each year. Additional meetings are called when necessary. Four additional board meetings were held in 2005 to deal with specific matters. When directors are unable to be physically present, directors may participate via telephonic and/or video conference. The directors' attendance record is set out on page 27.

Chairman and Chief Executive Officer ("CEO"): The Code, MAS Guidelines on Corporate Governance and Banking Regulations 2005 require the roles of Chairman and CEO to be reposed in separate individuals but the Banking Regulations 2005 make an exception for incumbents.

Mr Wee Cho Yaw has been both Chairman and CEO of the Bank since 1974. The sustained growth of UOB under the leadership of Mr Wee shows his ability to discharge the responsibilities of both roles effectively.

The Nominating Committee had considered whether the Board should appoint a lead independent director to better address shareholders' concerns. As the Bank has in place an effective process to receive and respond to public feedback, the Nominating Committee is of the view that the appointment of a lead independent director to address shareholder concerns is not necessary.

Board Committees

There are currently four standing board committees and one ad hoc board committee appointed by the Board. The membership of the four standing board committees are set out on page 11.

Executive Committee ("Exco"): The Board delegates to the Exco certain discretionary limits and authority for granting loans and other credit facilities, treasury and investment activities, capital expenditure, budgeting and human resource management. Senior management draws up the Bank's annual budget and business plan for the Board's approval. Senior management carries out the approved business strategies, implements appropriate systems of internal accounting and other controls, institutes a risk management framework and monitors for compliance. Senior management adopts suitably competitive human resource practices and remuneration policies for achieving the business strategies and ensures that the Bank operates within the expense budget.

The Exco is also tasked with the oversight of the risk profile of the Bank. The responsibilities of the Exco on risk management include reviewing regular risk management reports on risks faced in the Group's business and how they are controlled and monitored by management. The Exco also reviews the adequacy of the Group's risk management framework. The Exco meets monthly to receive management's reports on these matters.

Nominating Committee ("NC"): The NC reviews the composition of the Board and board committees. It reviews nominations of directors for appointment to the board and board committees and to the key executive positions of CEO, president, deputy president and chief financial officer. On an annual basis, the NC assesses the independence and performance of the directors and the Board. In assessing the performance of each director, the NC makes reference to a set of criteria, including the directors' attendance record, overall preparedness, participation, candour and clarity in communication, maintenance of expertise relevant to the Group, strategic insight, financial literacy, business judgment and sense of accountability. The NC meets at least once a year and the membership of the NC is reviewed every year.

Remuneration Committee ("RC"): The RC makes recommendations to the Board on directors' fees and allowances, remuneration of the executive directors and granting of share options to employees. RC members abstain from deliberations in respect of their own remuneration.

The remuneration policy of the Bank seeks, inter alia, to align the interests of employees with those of the Bank, to reward and encourage performance based on the Bank's core values and to ensure that remuneration is commercially competitive to attract and retain talent. The typical remuneration package comprises fixed and variable components, with the base salary making up the fixed component. The variable component can be in the form of a performance bonus and/or share options.

Annually, the Board submits directors' fees as a lump sum for shareholders' approval. The sum is divided among the directors with those having additional responsibilities as chairman or members of board committees receiving a higher portion of the approved fees. Details of the total fees and other remuneration of the directors are set out in the Directors' Report on page 83. As disclosed in the Directors' Report on page 84, no options were granted to the directors of the Bank during the financial year.

The Bank's top five executives are remunerated competitively at comparable market levels on a performance-related basis. The Bank believes that it is not in the best interest of the Bank to disclose details of the remuneration of its top five key executives. There is no immediate family member (as defined in the Singapore Exchange's Listing Manual) of a director in the employ of the Bank whose annual remuneration exceeds $150,000, except for Mr Wee Ee Cheong, the son of Mr Wee Cho Yaw, whose annual remuneration is disclosed in the Directors' Report on page 83.

The Code and the MAS Guidelines on Corporate Governance recommend that the chairman of the RC should be an independent and non-executive director. Similarly, the Banking Regulations 2005 also require the chairman of the RC to be independent but make an exception for incumbents. The Board is of the view that Mr Wee Cho Yaw, the incumbent RC chairman, is the best person to chair the committee. The RC meets at least once a year.

Audit Committee ("AC"): The AC carries out the functions set out in the Code, MAS Guidelines on Corporate Governance, Banking Regulations 2005 and Companies Act. The AC's terms of reference include reviewing the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and interested person transactions. The reviews are made with the internal and external auditors, the chief financial officer and/or other senior management staff, as appropriate. Annually, the AC also nominates the external auditors. The AC has nominated Messrs Ernst & Young for re-appointment as auditors for shareholders' approval at the forthcoming annual general meeting.

The AC reviews with the internal and external auditors their evaluation of the Bank's systems of internal controls and risk management processes, and reports the results of its review to the Board. The AC notes that in establishing a system of internal controls, due consideration has to be given to the materiality of the relevant risks, the probability of loss and the costs that would be incurred in implementing the control measures.

The AC reviews and discusses with management and the external auditors, the UOB Group's audited financial statements for the financial year 2005, the quality of the accounting principles that are applied and their judgement on items that might affect the financials. Based on the review and discussion, the AC would then form its view as to whether the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The AC also reviews the financial, business and professional relationships between the external auditors and the Bank. External auditors are requested to affirm quarterly that their independence and objectivity has not been affected by any business or other relationship with the Group. If there are non-audit services provided by the external auditors to the Group, the AC will form its own view as to whether the volume and nature of the non-audit services provided would be likely to affect the independence and objectivity of the external auditors.

The AC has the power to conduct or authorise investigations into any matter within its terms of reference. The AC is given resources for the proper discharge of its duties.

The AC meets separately with the internal auditor and the external auditors and also meets among themselves in the absence of management, when necessary. Last year, the AC held four meetings. Based on the information provided to the AC, nothing has come to the attention of the AC that would cause the AC to believe that the system of internal controls and risk management is inadequate.

Independent Review Committee ("IRC"): Local banks are required by law to divest their non-core assets by July 2006. The Board formed the IRC as an ad hoc committee to assist the Board to examine proposals for divestment of the Bank's non-core assets.

The members of the IRC are Professor Cham Tao Soon, Mr Philip Yeo Liat Kok and Mr Ng Boon Yew who are independent directors. The IRC meets as and when necessary.

Internal Controls: Internal control procedures are put in place in UOB for safeguarding assets, maintaining proper accounting records and reliability of financial information. Such procedures are designed to manage risks and to provide reasonable assurance against material errors, losses or fraud.

The key internal control procedures include the following:

- functional, operational, financial and management reporting standards which are established by Head Office for application across the Group.
- systems and procedures to identify, control and report on major risks, including credit, market, liquidity, operational errors, breaches of law and regulations, unauthorised activities and fraud.
- Head office control is exercised over all computer system developments and operations and common systems are employed where possible.
- Head office sets policies, procedures and standards for application throughout the Group in the areas of credit lending, product lines, services, treasury and investment activities, finance, legal and regulatory compliance, internal audit, computer systems and operations, human resources and property management.

The AC has reviewed the effectiveness of the system of internal control and has reported accordingly to the Board.

The Directors, through the AC, have conducted an annual review of the effectiveness of UOB's system of internal control including financial, operational and compliance controls and risk management. The Board derived reasonable assurance from reports submitted to it that the internal control systems, including financial, operational and compliance controls and risk management processes, which are designed to enable the Bank to meet its business objectives while managing the risks involved, are satisfactory for the Bank's business as presently conducted.

Internal Audit

The Group has a well-established internal audit function ("Group Audit"). Group Audit which reports to the AC and administratively to the Chairman and CEO, assists the Board in assessing and reporting on business risks and the internal controls of the Group. Group Audit operates within the framework defined in its Audit Charter. It has adopted the Standards for the Professional Practice of Internal Auditing set by the Institute of Internal Auditors. In addition, Group Audit was awarded the ISO 9001 (2000) Certification by the UK and USA Accreditation Services in August 2001 and is subject to semi-annual inspections for re-certification. There are formal procedures for Group Audit to report its audit findings to management and to the AC. The AC reviews the Group Audit's annual audit plan at the beginning of each year and reviews the results of the audits at subsequent AC meetings.

The scope of Group Audit covers the audit of all the Bank's units and operations, including its overseas branches and subsidiaries. The audits carried out on the Bank's units and operations are prioritised based on audit risk assessments. Group Audit's responsibilities include but are not limited to the audits of operations, lending practices, financial controls, management directives, regulatory compliance, information technologies and the risk management process of the Bank. Group Audit focuses its efforts on performing audits in accordance with the audit plan which is prioritised based on a comprehensive audit risk assessment of all auditable areas identified in the UOB Group. The structured audit risk assessment approach ensures that all risk-rated auditable areas are kept in view to ensure proper

coverage and audit frequency. The risk-based audit plan is reviewed annually taking into account the changing business and risk environment.

Group Audit participates actively in major systems development activities and project committees to advise on risk management and internal control measures. In addition, Group Audit audits the various application systems in production, data centres, network security and the Information Technology sector, paying special attention to key Internet banking and e-commerce application systems. Group Audit uses the Control Objectives for Information and Related Technology (COBIT) for evaluating the internal controls of systems.

The banking subsidiaries, United Overseas Bank (Malaysia), PT Bank UOB Indonesia, PT Bank Buana Indonesia, United Overseas Bank (Thai) Public Company and United Overseas Bank Philippines, each has its own internal audit function and is also subject to the local regulations. The head of internal audit in each of the banking subsidiaries reports to the respective local Audit Committees, where applicable, and to Group Audit and administratively, to the local CEO. They are required to provide a monthly report on audit activities and significant issues to the Chief of Group Audit. Group Audit conducts audits of selected business areas and reviews the internal audit work of each of the banking subsidiaries. The Chief of Group Audit also attends the Audit Committee meetings of each of the banking subsidiaries by invitation.

During the year, the chief internal auditor resigned and was replaced by Mr Victor Ngo whose curriculum vitae is given below.

Mr Victor Ngo
Group Chief Auditor

Mr Victor Ngo joined UOB in March 2004. He holds a Bachelor of Applied Science in Computing Science & Operations Management, a Post Graduate Diploma in Accounting, and a Master of Business Administration from Australian universities. Mr Ngo is a Certified Practising Accountant (Australia) as well as a Certified Information Systems Auditor. In addition, he has 17 years of internal audit, compliance and information technology experience in the banking industry.

Risk Management

As the management of risk is fundamental to the financial soundness and integrity of the Group, risk evaluation forms an integral part of the Group's business strategy development. The risk management philosophy is that all risks taken must be identified, measured, monitored and managed within a robust risk management framework, and that returns must be commensurate with the risks taken.

The Board has overall responsibility for determining the type and level of business risks that the Group undertakes to achieve its corporate objectives. The Board has delegated to various committees the authority to formulate, review and approve policies and limits on monitoring and managing risk exposures. The major policy decisions and proposals on risk exposures approved by these committees are subject to review by the Exco.

The various committees comprise top management and senior executives of the Bank who meet regularly to deliberate on matters relating to the key types of risks under their respective supervision. The key risks are credit and country risk, balance sheet risk, liquidity risk, market risk, operational and reputational risk.

The **Credit Committee** deals with all credit as well as country/transfer risk matters, including approval of credit applications, formulation of credit policies and the review of existing credit facilities.

The **Asset Liability Committee** formulates, reviews and approves policies, limits and strategies regarding the balance sheet structure, liquidity needs and trading activities.

The **Investment Committee** formulates, reviews and approves policies, limits and strategies regarding the investment and management of funds.

The **Computer Committee** determines and oversees the prioritisation of the Group's investments in IT as well as the resources committed to the development of the Group's technology strategy and infrastructure, and ensures that these are in line with the Group's business strategy.

The **Management Committee** formulates, reviews and approves policies and strategies relating to the monitoring and management of operational risks of the Group across all business and support units, as well as those relating to anti-money laundering measures. Under the Group Operational Risk Management framework, business and support units identify significant operational risks relating to their respective areas of operations and continually assess and monitor these risks through the Operational Risk Self Assessment (ORSA) process complemented by Key Operational Risk Indicators (KORIs).

The **Management Executive Committee**, a newly-formed committee, makes recommendations on strategic directions of the Group to the Board, monitors the execution of strategic plans, determines the allocation of resources, oversees the management of capital and monitors key performance indicators. It also reviews risk management policies and determines key human resource policies.

The **Risk Management** function which is independent of the business units, performs the role of implementing risk management policies and procedures. The process by which the Group's risk exposures are monitored and managed is detailed under the section 'Risk Management' on pages 28 to 51.

The **Group Compliance** function is also an independent function. It performs the role of safeguarding the Group against regulatory and reputational risks. It does this through appropriate polices and procedures for compliance with all applicable laws, regulations and professional standards and embedding them into the internal control system. The policies set out the procedures for safeguarding the Bank from being sanctioned or fined for regulatory non-compliance and includes procedures for deterring money laundering and terrorist financing. Group Compliance also conducts training to familiarise staff with their compliance obligations.

Interested Person Transaction

In June 2005, Messrs Wong Partnership, a law firm in which Mr Wong Meng Meng is a partner, renewed for three months the lease of its office premises at 80 Raffles Place #42-02, UOB Plaza 1, Singapore 048624, a property owned by the Bank. The lease rental was supported by an independent professional valuation. The lease expired on 30 September 2005 and was not renewed further.

In June 2005, UOB Venture Management (Shanghai) Co., Ltd, a subsidiary of the Bank, sold a 40.1% stake in UOB Investment Consultancy (Beijing) Limited ("UOBICB") for a cash consideration of RMB2.117 million ($431,000) to KLC Holdings Ltd, a company controlled by the family of Mr Wee Cho Yaw, the Chairman and CEO of the Bank. The consideration which was based on UOBICB's net tangible assets as at 31 December 2004, was supported by an independent valuation.

Communication with shareholders
The Board keeps shareholders updated on the business and affairs of the Bank through the quarterly release of the Bank's results, the timely release of relevant information through the SGXNET of the Singapore Exchange and the publication of the Bank's annual report. Shareholders are given the opportunity to raise relevant questions and communicate their views at shareholders' meetings. The Bank also holds media and analysts' briefings of its results. The Bank does not practise selective disclosure of information. Shareholders and investors can visit the Bank's investor relations website at www.uobgroup.com for the latest information on the Bank.

Ethical standards
The Bank has adopted the Association of Banks in Singapore's Code of Conduct, which sets out the standards of good banking practice, for all staff and has drawn up guidelines for compliance. The Bank has also adopted the Singapore Exchange's Best Practices Guide with respect to dealings in securities and has developed a Code on Dealings in Securities for the guidance of directors and officers. In addition, the Bank manages its business according to the core values of integrity, performance excellence, teamwork, trust and respect, to which staff subscribe and are assessed on. The Bank has a whistle blowing policy for staff to bring to the attention of Management, Internal Audit or Group Compliance any concern, suspected breach or fraud, or activity or behaviour that may not accord with the law, Code of Conduct and the Bank's policies.

Directors' attendance 2005

Name of Director	Number of meetings attended in 2005					
	Board of Directors	Executive Committee	Audit Committee	Nominating Committee	Remuneration Committee	Independent Review Committee
Mr Wee Cho Yaw	8	11	–	2	1	–
Mr Wee Ee Cheong	8	11	–	–	–	–
Mr Ngiam Tong Dow	8	11	–	2	–	–
Mr Ernest Wong Yuen Weng *(resigned on 31 December 2005)*	6	–	3	–	–	1
Mr Wong Meng Meng	7	–	–	2	–	–
Mr Philip Yeo Liat Kok	4	–	2	–	1	1
Prof Cham Tao Soon	6	10	4	1	1	1
Mr Tan Kok Quan	4	–	3	–	–	–
Prof Lim Pin	6	–	–	2	0	–
Mrs Margaret Lien Wen Hsien *(resigned on 30 April 2005)*	3	–	–	–	–	–
Mr Ng Boon Yew	7	–	–	–	–	–
Mr Michael Lien Jown Leam *(appointed on 3 May 2005)*	5	–	–	–	–	–
No. of meetings held in 2005	**8**	**11**	**4**	**2**	**1**	**1**

Credit Risk Management

Credit risk is defined as the potential loss arising from any failure by a borrower or a counterparty to fulfill its financial obligations, as and when they fall due. Credit risk is inherent in lending, trade financing, investment, treasury activities and other credit-related activities undertaken by the Group.

The Credit Committee, comprising the CEO and other senior and experienced officers of the bank, under delegated authority from the Board of Directors, oversees all credit, country and concentration risk matters. These include the monitoring and review of portfolio risk concentrations, approval of country and counterparty limits as well as the formulation of credit policies. The decisions of the Credit Committee and its credit risk management reports are reviewed by the Executive Committee and the Board of Directors.

To maintain independence and integrity of credit decision-making, the Group has established a Group Credit Unit to segregate the credit approval function from loan origination. Credit approval authority is delegated within an established credit discretionary limit (CDL) structure that is risk-sensitive to ensure that the CDL is tiered according to the borrower's rating. The Bank has in place a very stringent process for the delegation of CDL based on the experience, seniority, product/business sector and track record of the officer. All officers with the authority to approve credits are guided by credit policies and guidelines with distinction made for institutional and individual borrowers. These credit policies and guidelines, which cover key risk parameters associated with credit structuring and approval, are periodically reviewed to ensure their continued relevance.

An internal credit rating system, which incorporates both statistical models and expert-judgement scorecards, has been developed, implemented and used as part of the credit approval process. Statistical models were built for portfolios with sufficient default data, and expert judgement scorecards were developed for low default portfolios.

Generally, a borrower is assigned a Customer Risk Rating (CRR) and a Facility Risk Rating (FRR). The CRR is a borrower's standalone credit rating and is derived after a comprehensive assessment of its financial condition, the quality of its management, business risks and the industry it operates in. The FRR incorporates transaction-specific dimensions such as availability and types of collateral, seniority of the exposures, facility structures, etc.

Consumer exposures are managed on a portfolio basis. The Bank has scorecards and stringent product programs for credit underwriting purposes.

For the timely recognition of asset impairment, recovery action and the avoidance of undue concentration, a disciplined process is in place to regularly monitor, review and report the Group's portfolio risks. These include large credit exposures by obligor groups, sectors, security types, internal credit ratings, industries, countries as well as level of non-performing loans, appropriateness of classification and adequacy of provisioning.

Risk concentrations by industry are monitored closely to avoid undue concentration in any particular industry. Industry risk refers to the likelihood of groups of customers being adversely affected by economic developments impacting a particular industry in which such customers operate. Exposure concentrations and non-performing loans by industry type are analysed and significant trends reported to the Credit Committee as well as to the Executive Committee and the Board of Directors.

In particular, exposures arising from property-related loans are closely monitored to ensure compliance with regulatory and internal guidelines. The trends of such property-related loans are closely monitored by top borrowing groups, business sectors and geographical locations.

UOB Group has in place a rigorous monitoring process that includes monthly reviews of all non-performing and special mention loans. In addition, credit reviews and audits are performed regularly to proactively manage any delinquencies, minimise undesirable concentrations, maximise recoveries, and check that credit policies and procedures are complied with. Past dues and credit limit excesses are tracked by business lines and product types, and significant trends are analysed and reported regularly to the Credit Committee and the Executive Committee.

To assess the resultant potential losses arising from the impact of possible adverse events on the Group's credit portfolio, credit stress tests are periodically conducted. The extent of the plausible credit impairments is analysed to determine if the potential losses are within the Group's risk tolerance.

In line with the Bank's drive to adopt best practices in risk management, the Bank has intensified its preparations for the New Basel Capital Accord. The Bank is targeting to adopt the Internal Rating Based Approach for Credit Risk and the Standardised Approach for Operational Risk.

The Bank remains committed and will continue to strengthen and invest in its risk management systems, processes and practices.

Customer loans

Loans and advances are made to customers in various industry segments and business lines. The top 20 obligor group borrowers and top 100 group borrowers made up 12.8% and 22.4% of total loans and advances respectively.

Obligor groups are defined in accordance with Notice to Banks, MAS 623, to comply with Section 29 (1)(a) of the Banking Act. Where the parent company is a borrower, exposures to the parent company and companies that has 20% or more shareholding or power to control are aggregated into a single obligor group.

Total consumer loans, which consist of housing loans and loans to professionals and private individuals (including credit card balances outstanding), accounted for 38.4% and 38.3% of the total loan portfolio as at 31 December 2005 and 31 December 2004 respectively.

The composition of loans and advances and contingent liabilities to customers as at 31 December was as follows:

	Loans and advances			Contingent liabilities		
By industry type(%)	2005	2004	2003	2005	2004	2003
Transport, storage and communication	**3.5**	3.1	3.4	**3.0**	2.2	1.9
Building and construction	**11.5**	11.0	11.7	**18.0**	16.4	17.2
Manufacturing	**11.3**	11.5	9.4	**8.6**	9.6	8.4
Non-bank financial institutions	**14.4**	15.0	16.6	**37.6**	42.2	46.3
General commerce	**16.4**	16.0	14.8	**22.7**	19.4	17.2
Professionals and private individuals	**14.6**	14.9	15.4	**1.2**	1.8	2.6
Housing loans	**23.8**	23.4	23.6	–	–	–
Other	**4.5**	5.1	5.1	**8.9**	8.4	6.4
Total (%)	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Total ($ million)	**69,846**	67,977	62,581	**11,290**	9,818	8,544

Classification and loan loss impairment

The Group classifies its loan portfolios according to the borrower's ability to repay the loan from its normal source of income. All loans and advances to customers are classified into the categories of 'Pass', 'Special Mention' or 'Non-Performing'. Non-Performing Loans are further classified as 'Substandard', 'Doubtful' or 'Loss' in accordance with Notice to Banks, MAS 612 (March 2005).

The Group has, since January 2005, largely adopted the methodology of Financial Reporting Standard (FRS) 39 for loan loss impairment. Under the new methodology of FRS 39, individual impairment losses are calculated based on the net present values of expected future cash flows and tangible collaterals.

UOB Group's practice is to make impairment for its overseas operations based on local regulatory requirements for local reporting purposes, and then, where necessary, to make additional impairment to comply with UOB Group's impairment policy and MAS regulations.

Loan interest

The classification of a loan as non-performing does not disqualify the Group of its entitlement to interest income. It merely registers the uncertainty faced by the Group in the collection of such interest income. The Group has adopted the approach that once a loan is classified as non-performing, interest will be suspended and will cease to accrue, irrespective of whether any collateral would be adequate to cover such payments.

Write-off and charge-off policy

Classified accounts are closely monitored to ensure continued efforts are made to improve UOB Group's position and reduce its exposure. Where appropriate, such loans are transferred to in-house recovery specialists to maximise recovery prospects. A classified account is written off if it is deemed uncollectable and where there is no realisable tangible collateral securing the account and all feasible avenues of recovery have been exhausted.

Rescheduled and restructured accounts

An account is described as "rescheduled" where repayment terms have been modified, but the principal terms and conditions of the orginal contract have not changed significantly. Rescheduling alleviates temporary cash-flow difficulties experienced by a borrower and is expected to be short term and unlikely to recur. The full amount of the debt remains repayable and no loss of principal or interest is expected.

Where an account is "restructured," the original terms and conditions of the facility are modified significantly to assist the borrower to overcome financial difficulties where the longer term prospect of the business or project is still deemed to be viable. Restructuring may involve a change in credit facility type, repayment schedule including moratorium or extension of interest and/or principal payments and reduction of accrued interest including forgiveness of interest and/or reduction in interest rate charged. A restructured account is graded as non-performing and shall be placed on the appropriate classified grade depending on the bank's assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms. A restructured account can only be classified "Pass" when all payments are current for six months or one year in the case of credit facilities with monthly repayment or quarterly/semi-annually repayment respectively. For credit facility with annual or longer repayment basis, the Bank shall only upgrade that credit facility if the borrower has complied fully with the restructured terms and demonstrated the ability to repay after the end of one repayment period.

Loans that were classified and restructured during the financial year were as follows:

	2005		2004		2003		2002	
$ million	Amount	Individual Impairment	Amount	Individual Impairment	Amount	Individual Impairment	Amount	Individual Impairment
Substandard	**141**	**31**	223	22	196	31	292	9
Doubtful	**1**	**1**	49	37	–	–	29	13
Loss	**10**	**10**	30	30	35	35	37	36
Total	**152**	**42**	302	89	231	66	358	58

Non-performing loans (NPLs) and cumulative impairment of the Group

NPLs declined by $1,553 million or 28.3% to $3,931 million as at 31 December 2005, compared to $5,484 million as at 31 December 2004. NPL ratio was 5.6% as at 31 December 2005. Of the total NPLs, $2,529 million or 64.3% was in the Substandard category and $2,228 million or 56.7% was secured by collateral.

Total cumulative impairment was $2,714 million as at 31 December 2005, representing a decrease of 27.1% from $3,724 million as at 31 December 2004. The total cumulative impairment cover against total NPLs as at 31 December 2005 rose to 69.0%, compared to 67.9% as at 31 December 2004. Cover of total cumulative impairment on unsecured NPLs rose to 159.4% as at 31 December 2005, from 138.6% as at 31 December 2004.

NPLs by loan classification and cumulative impairment as at 31 December were as follows:

Non-performing loans and cumulative impairment of the Group



$ million
6000
4800
3600
2400
1200
0
5,679
3,619
3,504
2,079
447
1,613
1,425
5,160
3,306
3,332
1,910
396
1,458
1,422
5,484
3,347
3,724
2,354
350
1,787
1,370
3,931
2,529
2,714
1,444
464
938
1,270
2002
2003
2004
2005
Loss NPLs
Doubtful NPLs
Substandard NPLs
Collective impairment
Individual impairment

Ratios (%)	2005	2004	2003	2002
NPLs*/Gross customer loans	**5.6**	8.0	8.1	9.0
NPLs⁺/Gross customer loans and debt securities	**4.9**	7.2	7.7	8.7
NPLs/Total assets	**2.7**	4.1	4.5	5.3
Cumulative impairment/NPLs	**69.0**	67.9	64.6	61.7
Cumulative impairment/Doubtful & Loss NPLs	**193.6**	174.3	179.7	170.1
Cumulative impairment/Unsecured NPLs	**159.4**	138.6	141.4	138.3
Cumulative impairment*/Gross customer loans	**3.9**	5.4	5.2	5.5
Collective impairment/Gross customer loans (net of individual impairment* for loans)	**1.9**	2.1	2.3	2.4

* Excluding debt securities.
⁺ Including debt securities.

NPLs and cumulative impairment of the Regional Countries

NPLs of the Regional Countries decreased by 19.8% to $1,838 million as at 31 December 2005 from $2,291 million as at 31 December 2004.

Total cumulative impairment for the Regional Countries was $1,236 million as at 31 December 2005. This was 23.8% or $386 million lower than the provisions of $1,622 million as at 31 December 2004. The cumulative impairment represented 67.2% of total NPLs and 173.8% of Doubtful and Loss NPLs in the Regional Countries.

Non-performing loans and cumulative impairment of the Regional Countries


2500
2000
1500
1000
500
0
$ million
1,451
768
132
551
1,178
698
480
2002
1,373
811
103
459
1,086
606
480
2003
2,291
1,363
117
811
1,622
1,119
503
2004
1,838
1,127
170
541
1,236
813
423
2005
Loss
Doubtful
Substandard
Collective impairment
Individual impairment

Ratios (%)	2005	2004	2003	2002
NPLs*/Gross customer loans	**10.6**	15.2	14.1	17.0
NPLs+/Gross customer loans and debt securities	**10.0**	14.4	13.7	16.8
Cumulative impairment/NPLs	**67.2**	70.8	79.1	81.2
Cumulative impairment/Doubtful & Loss NPLs	**173.8**	174.8	193.2	172.5
Cumulative impairment/Unsecured NPLs	**138.3**	142.0	160.2	160.3
Cumulative impairment*/Gross customer loans	**7.1**	10.7	11.1	13.8
Collective impairment/Gross customer loans (net of individual impairment* for loans)	**2.6**	3.6	5.4	6.2
NPLs/Gross exposure to the Regional Countries	**5.7**	8.3	7.3	9.9

* Excluding debt securities.
+ Including debt securities.

NPLs and cumulative impairment of Greater China

NPLs of Greater China decreased by 60.2% to $64 million as at 31 December 2005 from $161 million as at 31 December 2004. NPL ratio for Greater China improved by 5.3% points to 2.7% as at 31 December 2005 from 8.0% as at 31 December 2004.

Total cumulative impairment for Greater China totalled $45 million as at 31 December 2005, representing a decline of 41.6% or $32 million compared to $77 million as at 31 December 2004. The cumulative impairment provided coverage of 70.3% for the total NPLs and 750.0% for the Doubtful and Loss NPLs.

Non-performing loans and cumulative impairment of Greater China



$ million
200
160
120
80
40
0
182
114
36
32
99
69
30
161
106
33
22
86
61
25
161
102
35
24
77
52
25
64
58
5
1
45
10
35
2002
2003
2004
2005
Loss
Doubtful
Substandard
Collective impairment
Individual impairment

Ratios (%)	2005	2004	2003	2002
NPLs*/Gross customer loans	**2.7**	8.0	8.2	7.3
NPLs⁺/Gross customer loans and debt securities	**2.5**	7.0	7.4	6.1
Cumulative impairment/NPLs	**70.3**	47.8	53.4	54.4
Cumulative impairment/Doubtful & Loss NPLs	**750.0**	130.5	156.4	145.6
Cumulative impairment*/Gross customer loans	**1.9**	3.8	4.4	4.0
Collective impairment/Gross customer loans (net of individual impairment* for loans)	**1.5**	1.3	1.3	1.2
NPLs/Gross exposure to Greater China	**0.6**	1.5	1.7	2.4

* Excluding debt securities.
⁺ Including debt securities.

NPLs by region

By geographical region, Singapore accounted for $1,955 million or 49.7% of the total NPLs as at 31 December 2005. This represented a decline of $994 million or 33.7% from $2,949 million as at 31 December 2004.

As at 31 December 2005, NPLs of the Regional Countries were $1,838 million and constituted 46.8% of the total NPLs as at 31 December 2005.

$ million	2005	2004	2003	2002
Singapore	**1,955**	2,949	3,530	3,935
Malaysia	**651**	873	930	943
Indonesia	**101**	88	119	156
Philippines	**180**	160	184	208
Thailand	**906**	1,170	140	144
Regional Countries	**1,838**	2,291	1,373	1,451
Greater China	**64**	161	161	182
Other	**74**	83	96	111
Group total	**3,931**	5,484	5,160	5,679

NPLs by industry

The decline in NPLs as at 31 December 2005 from 31 December 2004 was largely contributed by lower NPLs in the professionals and private individuals (-$319 million), manufacturing (-$296 million) and building & construction sectors (-$278 million).

NPLs by industry as at 31 December were as follows:

	2005		2004		2003		2002	
Industry type	Amount ($ million)	As % of gross customer loans	Amount ($ million)	As % of gross customer loans	Amount ($ million)	As % of gross customer loans	Amount ($ million)	As % of gross customer loans
Transport, storage and communication	**79**	**3.2**	119	5.7	105	5.0	124	6.0
Building and construction	**566**	**7.1**	844	11.3	756	10.3	843	9.2
Manufacturing	**834**	**10.6**	1,130	14.5	745	12.7	874	16.2
Non-bank financial institutions	**528**	**5.2**	660	6.5	984	9.5	1,029	9.5
General commerce	**769**	**6.7**	1,006	9.2	751	8.1	769	12.4
Professionals and private individuals	**578**	**5.7**	897	8.8	926	9.6	1,014	10.9
Housing loans	**390**	**2.3**	505	3.2	632	4.3	668	4.8
Other	**150**	**4.8**	244	7.1	182	5.7	294	5.3
Sub-Total	**3,894**	**5.6**	5,405	8.0	5,081	8.1	5,615	9.0
Debt securities	**37**		79		79		64	
Total	**3,931**		5,484		5,160		5,679	

Individual impairment by loan classification

Of the total individual impairment of $1,444 million as at 31 December 2005, 65.0% was for 'Loss' accounts compared to 75.9% as at 31 December 2004. The individual impairment for each classified loan grade as at 31 December is shown in the following chart:

Individual impairment by loan classification


2500
2000
1500
1000
500
0
%
2,079
172
294
1,613
1,910
189
263
1,458
2,354
341
226
1,787
1,444
165
341
938
2002
2003
2004
2005
Loss NPLs
Doubtful NPLs
Substandard NPLs

Individual impairment by region

As at 31 December 2005, Singapore and the Regional Countries accounted for 42.2% and 56.3% respectively of the Group's total individual impairment of $1,444 million, compared to 49.2% for Singapore and 47.5% for the Regional Countries as at 31 December 2004.

$ million	2005	2004	2003	2002
Singapore	**609**	1,157	1,200	1,271
Malaysia	**207**	331	383	428
Indonesia	**55**	68	78	111
Philippines	**70**	80	76	72
Thailand	**481**	640	69	87
Regional Countries	**813**	1,119	606	698
Greater China	**10**	52	61	69
Other	**12**	26	43	41
Individual impairment for the Group	**1,444**	2,354	1,910	2,079
Collective impairment for the Group	**1,270**	1,370	1,422	1,425
Total	**2,714**	3,724	3,332	3,504

Individual impairment by industry

As at 31 December 2005, approximately 51.8% of total individual impairment was for NPLs in the manufacturing and general commerce sectors. Individual impairment for manufacturing accounted for 28.6% of the total individual impairment for loans as at 31 December 2005, this was 2.5% points higher compared to 26.1% as at 31 December 2004.

$ million	2005	2004	2003	2002
Transport, storage and communication	**31**	56	44	35
Building and construction	**182**	337	275	369
Manufacturing	**410**	602	352	398
Non-bank financial institutions	**151**	190	319	309
General commerce	**332**	503	316	309
Professionals and private individuals	**214**	386	360	329
Housing loans	**49**	93	98	143
Other	**64**	139	98	138
Sub-total	**1,433**	2,306	1,862	2,030
Debt securities	**11**	48	48	49
Total	**1,444**	2,354	1,910	2,079

Ageing of NPLs

The full outstanding balance of an account is deemed non-current and aged when there are arrears in interest servicing or principal repayment. The ageing of NPLs as at 31 December was as follows:

Ageing (Days)	2005		2004		2003		2002	
	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs
Current	**286**	**7.3**	548	10.0	670	13.0	774	13.6
≤ 90	**380**	**9.6**	357	6.5	378	7.3	473	8.3
91 to 180	**459**	**11.7**	596	10.9	464	9.0	789	13.9
≥ 181	**2,806**	**71.4**	3,983	72.6	3,648	70.7	3,643	64.2
Total	**3,931**	**100.0**	5,484	100.0	5,160	100.0	5,679	100.0

Accounts that have payment records that are current or ≤ 90 days past due and/or in excess may be classified as 'Non-Performing' if the borrowers are deemed to be financially weak.

Collateral types

The majority of the classified loans is secured by properties in Singapore. Properties securing classified loans are revalued semi-annually. As at 31 December 2005, 56.7% of total Group NPLs was secured, compared to 51.0% as at 31 December 2004.

Secured/unsecured NPLs

Ageing (Days)	2005		2004		2003		2002	
	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs
Group NPLs								
Secured	**2,228**	**56.7**	2,797	51.0	2,804	54.3	3,146	55.4
Unsecured	**1,703**	**43.3**	2,687	49.0	2,356	45.7	2,533	44.6
Total	**3,931**	**100.0**	5,484	100.0	5,160	100.0	5,679	100.0

The secured NPLs of the Group by collateral type and based on country of risk as at 31 December were as follows:

$ million	Properties	Marketable securities	Cash and deposits	Other	Total
2005					
Singapore	**1,139**	**13**	**16**	**12**	**1,180**
Regional Countries	**841**	**47**	**6**	**50**	**944**
Greater China	**42**	**–**	**–**	**–**	**42**
Other	**61**	**1**	**–**	**–**	**62**
Total	**2,083**	**61**	**22**	**62**	**2,228**
2004					
Singapore	1,442	21	19	36	1,518
Regional Countries	1,008	84	15	42	1,149
Greater China	84	–	–	–	84
Other	45	1	–	–	46
Total	**2,579**	**106**	**34**	**78**	**2,797**
2003					
Singapore	1,883	51	16	78	2,028
Regional Countries	579	66	9	41	695
Greater China	44	1	2	–	47
Other	30	3	–	1	34
Total	**2,536**	**121**	**27**	**120**	**2,804**
2002					
Singapore	2,067	86	36	135	2,324
Regional Countries	569	102	2	43	716
Greater China	61	2	–	–	63
Other	43	–	–	–	43
Total	**2,740**	**190**	**38**	**178**	**3,146**

Country risk

Country risk arises where there is the risk that UOB Group will not be able to obtain payment from customers as a result of actions taken by foreign governments, even though the creditworthiness of UOB Group customers might not be impaired. In monitoring cross-border exposure, UOB Group excludes local activities that are funded within the country of operation.

UOB Group's country and cross-border exposures are monitored and managed through a system of country and cross-border limits, to avoid concentration of transfer, economic and political risks. Based on its rating, a country limit is set for each country. These limits are regularly reviewed, country exposures are analysed and significant trends are reported to the Credit Committee on a regular basis.

Exposure by country of operations

The Group's total direct net exposure to the countries (outside Singapore) in which it has a presence amounted to $54.8 billion or 37.8% of Group assets as at 31 December 2005, compared to $49.1 billion or 36.4% of Group assets as at 31 December 2004. Exposure reported below (excluding contingent liabilities) is categorised into loans and advances to customers (banks & non-banks), balances due from government and investments.

Exposure to countries outside Singapore (where UOB Group has a presence)

	Loans to						Net exposure		
$ million	Non-bank	Bank	Government	Investments	Total	Less: Loans to/ investments in subsidiaries & branches	Total	% of Group assets	Contingent liabilities
Malaysia									
31-Dec-05	**7,584**	**6,099**	**3,274**	**1,210**	**18,167**	**2,363**	**15,804**	**10.9**	**1,117**
31-Dec-04	7,051	5,014	3,377	1,009	16,451	2,137	14,314	10.6	1,066
31-Dec-03	6,624	4,307	3,353	742	15,026	2,296	12,730	11.2	1,067
Indonesia									
31-Dec-05	**2,519**	**319**	**716**	**747**	**4,301**	**598**	**3,703**	**2.5**	**310**
31-Dec-04	448	127	234	260	1,069	109	960	0.7	240
31-Dec-03	491	48	165	79	783	50	733	0.7	132
Philippines									
31-Dec-05	**202**	**29**	**44**	**2**	**277**	**29**	**248**	**0.2**	**24**
31-Dec-04	197	59	217	2	475	50	425	0.3	46
31-Dec-03	241	53	221	12	527	41	486	0.4	60
Thailand									
31-Dec-05	**6,455**	**213**	**473**	**2,296**	**9,437**	**2,326**	**7,111**	**4.9**	**918**
31-Dec-04	6,565	165	1,094	1,694	9,518	1,580	7,938	5.9	993
31-Dec-03	1,642	112	527	240	2,521	156	2,365	2.1	332
Total Regional Countries									
31-Dec-05	**16,760**	**6,660**	**4,507**	**4,255**	**32,182**	**5,316**	**26,866**	**18.5**	**2,369**
31-Dec-04	14,261	5,365	4,922	2,965	27,513	3,876	23,637	17.5	2,345
31-Dec-03	8,998	4,520	4,266	1,073	18,857	2,543	16,314	14.4	1,591
Greater China									
31-Dec-05	**2,392**	**5,971**	**1,396**	**679**	**10,438**	**1,750**	**8,688**	**6.0**	**723**
31-Dec-04	2,017	7,007	1,384	439	10,847	3,907	6,940	5.1	571
31-Dec-03	1,968	5,943	1,038	352	9,301	3,340	5,961	5.2	639
OECD									
31-Dec-05	**4,397**	**9,645**	**1,861**	**4,386**	**20,289**	**1,473**	**18,816**	**13.0**	**1,210**
31-Dec-04	4,915	8,580	3,017	2,697	19,209	943	18,266	13.6	1,015
31-Dec-03	5,535	6,180	3,655	1,338	16,708	2,076	14,632	12.9	1,084
Other									
31-Dec-05	**299**	**182**	**47**	**–**	**528**	**103**	**425**	**0.3**	**134**
31-Dec-04	195	121	19	5	340	68	272	0.2	74
31-Dec-03	166	53	17	1	237	12	225	0.2	65
Grand Total									
31-Dec-05	**23,848**	**22,458**	**7,811**	**9,320**	**63,437**	**8,642**	**54,795**	**37.8**	**4,436**
31-Dec-04	21,388	21,073	9,342	6,106	57,909	8,794	49,115	36.4	4,005
31-Dec-03	16,667	16,696	8,976	2,764	45,103	7,971	37,132	32.7	3,379

The Group's investments rose by 52.6% or $3.2 billion to $9.3 billion as at 31 December 2005 mainly due to increased investments in debt instruments and equity investments in P.T. Bank Buana Indonesia and UOBT.

$ million	2005 Dealing	2005 Non-dealing	2005 Investments	2004 Dealing	2004 Non-dealing	2004 Investments
Malaysia	**256**	**954**	**1,210**	213	796	1,009
Indonesia	**58**	**689**	**747**	–	260	260
Philippines	**1**	**1**	**2**	1	1	2
Thailand	**4**	**2,292**	**2,296**	4	1,690	1,694
Regional Countries	**319**	**3,936**	**4,255**	218	2,747	2,965
Greater China	**34**	**645**	**679**	27	412	439
Other OECD	**90**	**4,296**	**4,386**	52	2,645	2,697
Other	**–**	**–**	**–**	4	1	5
Total	**443**	**8,877**	**9,320**	301	5,805	6,106

As at 31 December 2005, the Group's largest country exposures were to Malaysia, Thailand, and the United States.

Top three direct exposure by country of operations


20
16
12
8
4
0
$ billion
14.3
15.8
7.9
7.1
4.1
5.2
Malaysia
Thailand
United States
31.12.04
31.12.05

As at 31 December 2005, the Group's largest direct cross border exposures were to United Kingdom, Malaysia and the United States.

Top three direct cross-border exposure by country


7.5
5.0
4.5
3.0
2.5
0
$ billion
6.6
6.2
4.0
4.9
3.5
4.1
United Kingdom
Malaysia
United States
31.12.04
31.12.05

Cross-border exposure to countries outside Singapore (where UOB Group has a presence)

$ million	Loans to Non-Banks	Loans to Banks	Government	Investments	Intra-Group	Total	% of Group Total Assets
Malaysia							
31-Dec-05	**159**	**1,501**	**39**	**659**	**2,494**	**4,852**	**3.3**
31-Dec-04	180	1,027	33	603	2,206	4,049	3.0
31-Dec-03	192	826	34	465	2,230	3,747	3.3
Indonesia							
31-Dec-05	**477**	**224**	**55**	**673**	**126**	**1,555**	**1.1**
31-Dec-04	199	63	5	260	139	666	0.5
31-Dec-03	227	47	–	80	82	436	0.4
Philippines							
31-Dec-05	**–**	**–**	**–**	**1**	**31**	**32**	**–**
31-Dec-04	–	4	–	2	52	58	–
31-Dec-03	–	4	15	12	42	73	0.1
Thailand							
31-Dec-05	**42**	**134**	–	**1,855**	**108**	**2,139**	**1.5**
31-Dec-04	95	104	–	1,451	76	1,726	1.3
31-Dec-03	100	91	–	232	49	472	0.4
Total Regional Countries							
31-Dec-05	**678**	**1,859**	**94**	**3,188**	**2,759**	**8,578**	**5.9**
31-Dec-04	474	1,198	38	2,316	2,473	6,499	4.8
31-Dec-03	519	968	49	789	2,403	4,728	4.2
Greater China							
31-Dec-05	**476**	**4,122**	–	**534**	**1,951**	**7,083**	**4.9**
31-Dec-04	656	3,482	–	195	4,015	8,348	6.2
31-Dec-03	577	2,824	–	111	3,553	7,065	6.2
Other OECD							
31-Dec-05	**221**	**9,631**	**–**	**4,234**	**1,817**	**15,903**	**11.0**
31-Dec-04	929	9,710	238	2,399	1,503	14,779	11.0
31-Dec-03	872	6,299	7	1,063	2,544	10,785	9.5
Other							
31-Dec-05	**16**	**11**	**26**	**–**	**150**	**203**	**0.1**
31-Dec-04	–	6	–	5	116	127	0.1
31-Dec-03	–	10	–	1	110	121	0.1
Grand Total							
31-Dec-05	**1,391**	**15,623**	**120**	**7,956**	**6,677**	**31,767**	**21.9**
31-Dec-04	2,059	14,396	276	4,915	8,107	29,753	22.1
31-Dec-03	1,968	10,101	56	1,964	8,610	22,699	20.0

Balance Sheet Risk Management

Balance sheet risk management is about managing interest rate, foreign exchange and liquidity risks that arise out of the business activities.

The Asset Liability Committee (ALCO), under delegated authority from the Board of Directors, approves policies, strategies and limits in relation to the management of structural balance sheet risk exposures. This risk is monitored and managed within a framework of approved policies and advisory limits by Risk Management sector – Balance Sheet Risk Management and is reported monthly to ALCO. The decisions of ALCO and its monthly risk management reports are reviewed by the Executive Committee of the Board and by the Board of Directors. On a tactical level, Global Treasury – Asset Liability Management is responsible for the effective management of the balance sheet risk in the banking book in accordance with the Group's approved balance sheet risk management policies.

In carrying out its business activities, the Group strives to meet customers' demands and preferences for products with various interest rate structures and maturities. Sensitivity to interest rate movements arises from mismatches in the repricing dates, cash flows and other characteristics of assets and liabilities. As interest rates and yield curves change over time, the size and nature of these mismatches may result in a loss in earnings. In managing balance sheet risk, the primary objective, therefore, is to manage the volatility in Net Interest Income (NII) and Economic Value of Equity (EVE).

The balance sheet interest rate risk exposure is quantified using a combination of dynamic simulation modelling techniques and static analysis tools, such as maturity/repricing schedules. The schedules provide a static indication of the potential impact on interest earnings through gap analysis of the mismatches of interest rate sensitive assets, liabilities and off-balance sheet items by time bands, according to their maturity (for fixed rate items) or the remaining period to their next repricing (for floating rate items).

In general, repricing mismatches will expose the Bank to interest rate risk. A positive interest rate sensitivity gap exists where more interest sensitive assets than interest sensitive liabilities reprice during a given time period. This tends to benefit NII when interest rates are rising. Conversely, a negative interest rate sensitivity gap exists where more interest sensitive liabilities than interest sensitive assets reprice during a given time period. This tends to benefit NII when interest rates are falling. Interest rate sensitivity may also vary during repricing periods and among the currencies in which the Group has positions. The table in Note 45(c) to the financial statements represents the Group's interest rate risk sensitivity based on repricing mismatches as at 31 December 2005. The Group had an overall positive interest rate sensitivity gap of $8,796 million, which represents the net difference in the interest rate sensitive assets and liabilities across the time periods. The actual effect on NII will depend on a number of factors, including variations in interest rates within the repricing periods, variations among currencies, and the extent to which repayments are made earlier or later than the contracted dates. The interest rate repricing profile, which includes lending, funding and liquidity activities, typically leads to a negative interest rate sensitivity gap in the shorter term.

Complementing the static analysis is the dynamic simulation modelling process. In this process, the Group applies both the earnings and EVE approaches to measuring interest rate risk. The potential effects of changes in interest rates on NII are estimated by simulating the future course of interest rates, expected changes in the Group's business activities over time, as well as the effect of embedded options in the form of loans subject to prepayment and of deposits subject to preupliftment. The changes in interest rates are simulated using different interest rate scenarios depicting changes in the shape of the yield curve, including high and low rates, positive and negative tilt scenarios and implied forward interest rates.

EVE is simply the present value of the Group's assets less the present value of the Group's liabilities, currently held by the Group. In EVE sensitivity simulation modelling, the present values for all the Group's cash flows are computed, with the focus on changes in EVE under various interest rate environments. This economic perspective measures interest rate risk across the entire time spectrum of the balance sheet, including off-balance sheet items.

Stress testing is also performed regularly on balance sheet risk to determine the sensitivity of the Group's capital to the impact of more extreme interest rate movements. This stress testing is conducted to assess that even under more extreme market movements, for example, the Asian crisis, the Group's capital will not deteriorate beyond its approved risk tolerance. Such tests are also performed to provide early warning of potential worst-case losses so as to facilitate proactive management of these risks in the rapidly changing financial markets. The results of such stress testing are presented to ALCO, the Executive Committee of the Board and the Board of Directors.

The risks arising from the trading book, for example, interest rates, foreign exchange rates and equity prices, are managed and controlled under the market risk framework that is discussed under the section 'Market Risk Management' on pages 47 to 49.

Liquidity Risk Management

Liquidity risk is defined as the potential loss arising from the Group's inability to meet its contractual obligations when due. Liquidity risk arises in the general funding of the Group's activities and in the management of its assets and liabilities, including off-balance sheet items. The Group maintains sufficient liquidity to fund its day-to-day operations, meet customer deposit withdrawals either on demand or at contractual maturity, meet customers' demand for new loans, participate in new investments when opportunities arise, and repay borrowings as they mature. Hence, liquidity is managed to meet known as well as unanticipated cash funding needs.

Liquidity risk is managed within a framework of liquidity policies, controls and limits approved by ALCO. These policies, controls and limits ensure that the Group maintains well-diversified sources of funding, as well as sufficient liquidity to meet all its contractual obligations when due. The distribution of sources and maturities of deposits is managed actively in order to ensure cost-effective and continued access to funds and to avoid a concentration of funding needs from any one source. Important factors in assuring liquidity are competitive pricing in interest rates and the maintenance of customers' confidence. Such confidence is founded on the Group's good reputation, the strength of its earnings, and its strong financial position and credit rating.

The management of liquidity risk is carried out throughout the year by a combination of cash flow management, maintenance of high-quality marketable securities and other short-term investments that can be readily converted to cash, diversification of the funding base, and proactive management of the Group's 'core deposits'. 'Core deposits' is a major source of liquidity for the Group. These 'core deposits' are generally stable non-bank deposits, like current accounts, savings accounts and fixed deposits. The Group monitors the stability of its 'core deposits' by analysing their volatility over time.

In accordance with the regulatory liquidity risk management framework, liquidity risk is measured and managed on a projected cash flow basis. The Group is required to monitor liquidity under 'business as usual', 'bank-specific crisis' and 'general market crisis' scenarios. Liquidity cash flow mismatch limits have been established to limit the Group's liquidity exposure. The Group has also identified certain early warning indicators and established the trigger points for possible contingency situations. These early warning indicators are monitored closely so that immediate action can be taken. On a tactical daily liquidity management level, Global Treasury – Asset Liability Management is responsible for effectively managing the overall liquidity cash flows in accordance with the Group's approved liquidity risk management policies and limits.

Liquidity contingency funding plans have been drawn up to ensure that alternative funding strategies are in place and can be implemented on a timely basis to minimise the liquidity risks that may arise upon the occurrence of a dramatic change in market conditions. Under the plans, a team comprising senior management and representatives from all relevant units will direct the business units to take certain specified actions to create liquidity and continuous funding for the Group's operations.

Overseas banking branches and subsidiaries must comply with their local regulatory requirements with regards to liquidity and will operate on being self-sufficient in funding capabilities, whenever possible. However, the Group's Head Office in Singapore will provide funding to them on an exceptional basis, for instance, during a stressed liquidity crisis when they are unable to borrow sufficient funds for their operational needs or when it is cheaper to fund through Head Office.

The table in Note 45(d) to the financial statements shows the maturity mismatch analysis of the Group's nearer and longer-term time bands relating to the cash inflows and outflows based on contractual classifications arising from business activities. The projected net cash outflow in the 'Up to 7 days' time band comprises mainly customers' current accounts and savings accounts that are repayable on demand. However, when these customer deposits are adjusted for behavioural characteristics, the projected net cash outflow in the 'Up to 7 days' time band is very much reduced as they are adjusted out to the longer-term time bands due to the stable nature of these customer deposits.

Sources of Deposits

The Group has access to diverse funding sources. Liquidity is provided by a variety of both short-term and long-term instruments. The diversity of funding sources enhances funding flexibility, limits dependence on any one source of funds, and generally lowers the overall cost of funds. In making funding decisions, management considers market conditions, prevailing interest rates, liquidity needs, and the desired maturity profile of the Group's liabilities.

Non-bank customers' fixed deposits, savings and other deposits continued to form a significant part of the Group's overall funding base in the year under review. As at 31 December 2005, these customer deposits amounted to $85,503 million and accounted for 74% of total Group deposits. Bankers' deposits, on the other hand, amounted to $29,456 million and formed the remaining 26% of total Group deposits. In terms of deposit mix, fixed deposits comprised the majority of the funding base at 48%, followed by savings and other deposits at 27%. Bankers' deposits are also used by the Group to capitalise on money market opportunities and to maintain a presence in the inter-bank money markets.

Sources of deposits – 2005


26%
26%
48%

Sources of Deposits	2005 $ million	%
Customer deposits		
Fixed deposits	**54,947**	**48**
Savings and other deposits	**30,556**	**26**
	85,503	**74**
Bankers' deposits	**29,456**	**26**
Total deposits	**114,958**	**100**

Sources of deposits – 2004


26%
26%
48%

Sources of Deposits	2004 $ million	%
Customer deposits		
Fixed deposits	50,933	48
Savings and other deposits	28,086	26
	79,019	74
Bankers' deposits	28,194	26
Total deposits	107,213	100

■ Bankers' deposits
□ Fixed deposits
□ Savings and other deposits

Market Risk Management

Market risk arises from changes in market rates, namely interest rates, foreign exchange rates, equity prices and credit spreads, as well as their correlations and implied volatilities. UOB Group is exposed to trading market risks principally from market making, structuring and packaging products for clients, as well as to benefit from market opportunities.

Market risk is governed by the Group Asset & Liability Committee (ALCO), which provides risk oversight and guidance on policy setting. ALCO, whose authorities are delegated by the Executive Committee (EXCO) of the Board of Directors, meets twice monthly to review and give direction on market risk matters. Market Risk Management, a division of the Risk Management sector, support the EXCO and ALCO with independent assessment of the market risk profile for the UOB Group.

The market risk framework at UOB Group comprises market risk policies and practices, including delegation of authority and market risk limits; validation of valuation, risk models and methodologies; and new products and services process where risk issues are identified prior to the launch of the new products and services.

UOB Group adopts daily Value-at-Risk (VaR) to estimate market risk within a 95% confidence level using the historical simulation method. The historical simulation methodology is a non-parametric approach that does not make assumptions on the distribution of returns. The method assumes that actual observed historical changes in market rates, such as interest and foreign exchange rates, reflect future possible changes. UOB uses historical price changes for the past 260 days to compute the returns of the portfolio and a VaR figure is then obtained from the actual distribution of these returns of the portfolio based on a 95 percentile. The VaR figures are back tested against profit and loss of the trading book to validate its robustness.

To complement VaR measure, stress and scenario tests are performed on the trading portfolios to monitor the Group's vulnerability to event risk. These tests serve to provide early warning of extreme losses to facilitate proactive management of these risks. Other more granular risk limits include notional, Greeks and loss limits.

The risks undertaken by business units are measured against corresponding rewards to ensure that returns commensurate the risks taken. The Group uses a risk-reward measure of Earnings-at-Risk (EaR) as a benchmark in the setting of risk limits against prospective earnings.

Value-at-Risk (VaR)

The risks taken by the Group, as reflected by the level of VaR, are dependent on the level of exposure taken by the Group, and the level of market prices for the relevant period that is used in the computation of VaR.

The Group's Daily Diversified VaR, as at 31 December 2005, was $4.44 million and comprised mainly interest rate risk – including credit spread risk (46%), foreign exchange risk (36%) and equity / volatility risk (18%).

The Group's Daily Diversified VaR for 2005, averaging $5.67 million, ranged between a low of $3.30 million and a high of $9.93 million:

Group Daily Diversified VaR – 2005


18%
36%
46%

Group Daily Diversified VaR – 2004


10%
11%
79%

Interest rate risk
Foreign exchange risk
Equity/volatility risk

Group Daily Diversified VaR for 2005

($ Million)	31 Dec 2005	High	Low	Average
Interest rate	**3.30**	**9.79**	**2.42**	**4.97**
Foreign exchange	**2.61**	**4.62**	**0.74**	**2.04**
Equity/volatility	**1.30**	**3.44**	**0.98**	**1.87**
Diversification effect	**(2.77)**	**NM**	**NM**	**(3.21)**
Total VaR	**4.44**	**9.93**	**3.30**	**5.67**

Group Daily Diversified VaR for 2004

($ Million)	31 Dec 2004	High	Low	Average
Interest rate	7.97	9.55	0.39	3.48
Foreign exchange	1.09	3.34	0.52	1.38
Equity/volatility	1.00	4.16	0.41	1.58
Diversification effect	(2.39)	NM	NM	(2.03)
Total VaR	7.71*	10.02	2.07	4.39*

NM denotes 'Not Meaningful' to compute diversification effect because the high and low may occur on different days for different risk types.

* Due to rounding

Group Daily Diversified VaR Distribution for 2005


Number of Days
100
80
60
40
20
0
0
0
0
32
50
39
32
23
35
15
18
5
1
0
≤1.8
1.8 - 2.5
2.5 - 3.2
3.2 - 3.9
3.9 - 4.6
4.6 - 5.3
5.3 - 6.0
6.0 - 6.7
6.7 - 7.4
7.4 - 8.1
8.1 - 8.8
8.8 - 9.5
9.5 - 10.2
>10.2
Diversified VaR ($ million)
Number of Days: 250
Low: $3.30 million
High: $9.93 million
Average: $5.67 million

Group Daily Diversified VaR Distribution for 2004


Number of Days
100
80
60
40
20
0
0
27
73
57
18
4
0
16
27
18
6
3
4
0
≤1.8
1.8 - 2.5
2.5 - 3.2
3.2 - 3.9
3.9 - 4.6
4.6 - 5.3
5.3 - 6.0
6.0 - 6.7
6.7 - 7.4
7.4 - 8.1
8.1 - 8.8
8.8 - 9.5
9.5 - 10.2
>10.2
Diversified VaR ($ million)
Number of Days: 253
Low: $2.07 million
High: $10.02 million
Average: $4.39 million

The Group's daily trading income for 2005, averaging $0.48 million, ranged between a low of $(11.78) million and a high of $15.23 million:

Group Daily Trading Income Distribution for 2005


Number of Days
100
80
60
40
20
0
7
5
19
28
44
63
43
19
13
5
1
1
2
≤(8.0)
(8.0) - (6.0)
(6.0) - (4.0)
(4.0) - (2.0)
(2.0) - 0
0 - 2.0
2.0 - 4.0
4.0 - 6.0
6.0 - 8.0
8.0 - 10.0
10.0 - 12.0
12.0 - 14.0
>14.0
Profit and Loss ($ million)
Number of Days: 250
Low: ($11.78) million
High: $15.23 million
Average: $0.48 million

Group Daily Trading Income Distribution for 2004


Number of Days
100
80
60
40
20
0
5
5
8
30
56
85
41
11
4
5
1
2
0
≤(8.0)
(8.0) - (6.0)
(6.0) - (4.0)
(4.0) - (2.0)
(2.0) - 0
0 - 2.0
2.0 - 4.0
4.0 - 6.0
6.0 - 8.0
8.0 - 10.0
10.0 - 12.0
12.0 - 14.0
>14.0
Profit and Loss ($ million)
Number of Days: 253
Low: ($12.18) million
High: $12.36 million
Average: $0.40 million

Operational Risk Management

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Potential loss may be in the form of financial loss or other damages, for example, loss of reputation and public confidence that will impact the Group's credibility and ability to transact, maintain liquidity and obtain new business.

Operational risk is managed through a framework of policies, techniques and procedures by which operational risks inherent in the Group's business are identified, assessed/measured, monitored, controlled/mitigated and reported to the UOB Group Management Committee, the Executive Committee of the Board and the Board of Directors.

The UOB Group Management Committee under its delegated authority from the Board of Directors, oversees the establishment of a sound operational risk management framework and monitors the operational risk profile of the Group.

The Group has an independent Operational Risk Management Division to develop and maintain the operational risk management framework, policies, and techniques; support and guide business units in the implementation of operational risk management programs; and provide oversight over the management of operational risk in the Group.

The framework of techniques and procedures encompasses the following:

- building of Operational Risk Profiles (ORPs);
- conduct of Operational Risk Self Assessment (ORSA);
- development of an Operational Risk Action Plan (ORAP);
- monitoring of Key Operational Risk Indicators (KORIs);
- collection and analysis of operational risk events/loss data;
- monitoring and reporting of operational risk issues.

The building of ORPs involves risk identification, the assessment of inherent or absolute risks, as well as the identification of controls to address the identified operational risks. As part of the continual assessment, ORSA provides the business/support heads with an analytical tool to assess the adequacy of controls over these risks and to identify control deficiencies at an early stage so that timely action can be taken. Where actions need to be taken, these are documented in the form of an ORAP for monitoring and reporting to management. The ORSA programme consists of a control self assessment covering the general control environment, and a process-based risk & control self assessment for core business processes.

KORIs are statistical data collected and monitored by business and support units on an on-going basis for the early detection of potential areas of operational control weakness. Trend analysis is carried out to determine whether there are systemic issues to be addressed.

A database for collection of operational risk events and losses has been established to enable the future use of advanced approaches for quantification of operational risks. Additionally, the analysis of operational risk events and sharing of lessons learnt help to further strengthen the operational risk management capability of the business units.

Included in the overall framework of operational risk is the new product/service programme process. This process aims to ensure that risks associated with each new product/service are identified, analysed and managed before launch.

For the implementation of all online products and services, extra care and precautionary measures are taken to address and protect customers' confidentiality and interests. Clear instructions are also posted on the Group's website to advise and educate customers on the proper use and safekeeping of their access identification and passwords.

In line with the increasing need to outsource internal operations in order to achieve cost efficiency, a Group Outsourcing Policy has been established to ensure that outsourcing risks are identified and managed prior to entering into the arrangements as well as on an ongoing basis.

The Group has developed effective Business Continuity Management and Crisis Management strategies and plans to mitigate the potential impact of major business and/or system disruptions.

In addition, risk transfer mechanisms, such as effective use of insurance to mitigate the risk of high impact loss events also form part of the operational risk management framework.

Legal risk is part of operational risk. Legal risk arises from inadequate documentation, legal or regulatory incapacity or insufficient authority of customers and uncertainty in the enforcement of contracts. This is managed through consultation with the Group's legal counsel and external counsel to ensure that legal advice is appropriately taken where necessary.

As part of our ongoing promotion of an operational risk management culture, an operational risk management training programme has been established and will be implemented progressively in the Bank Group.

As part of preparations to comply with Basel II, the Group has mapped all its business activities to the eight Business Lines as defined by the Basel Committee on Banking Supervision.



SINGAPORE

For the third consecutive year, UOB emerged top brand among Singapore banks. We will extend this strong Singapore brand into the region.

United behind you

For the third consecutive year, UOB emerged top brand among Singapore banks, and was the second Most Valuable Brand in Singapore. We will extend this strong Singapore brand into the regional markets in which we have a presence. We have improved our performance, enhanced processes, introduced new products and services and expanded our operations, both locally and overseas. We have grown, all the while remaining united behind our stakeholders.

Personal Financial Services

Personal Financial Services serves individual customers including the mass affluent clients.

Our comprehensive range of products and services caters to the financial needs of our individual customers at their various life stages. These products and services include deposits, loans, investments, credit and debit cards, as well as general insurance and life assurance. These products and services are made available through our extensive network of branches, self-service machines, phone banking and the Internet. We also offer financial planning services through our Personal Bankers.

Our Privilege Banking arm provides personalised service to mass affluent clients, offering an extensive range of wealth management products and services. Our dedicated team of Relationship Managers are trained professionals who help manage and grow each client's portfolio.

Loans

Despite the intense competition, refinancing activities and escalating interbank rates, our home loans portfolio achieved a net growth of 4.4%.

UOB continues to be recognised as a leader in product innovation. In May 2005, our FirstZero Home Loan won the "Best Deposit-Linked Product Award 2004" at The Asian Banker Excellence in Retail Financial Services 2005 in Beijing, China.

We also aim for greater dedication and professionalism with the successful launch of our dedicated specialist sales and service units to handle our customers' increasingly sophisticated needs. Our Mobile Housing Loan Bankers focus on new homebuyers and will personally visit the applicants' homes and offices at their preferred time to discuss their home loan requirements, while our Home Loans Customer unit will look into the needs of existing customers.

Credit Cards

As Singapore's largest credit card issuer, our credit card base has crossed the one million mark. This significant milestone was celebrated with a three-month "Singapore's Best Loved Card" campaign to reward our card members.

1. *UOB Lady's Platinum MasterCard, Singapore's first platinum card exclusive to ladies, received the European Financial Management & Marketing Association Grand Prix 2005 Award for Innovation in Cards.*

2. *To celebrate UOB's credit card base exceeding one million, a host of rewards were offered to card members in the three-month long campaign, "Singapore's Best Loved Card". Free taxi rides were among the many rewards card members enjoyed.*

3. *UOB Junior Savers Account and its mascot, Humphrey, continue to be popular among parents and young savers alike.*


UOB Lady's Platinum Card
THE MEN DON'T GET IT.
UNITED OVERSEAS BANK


UOB Credit Cards
Singapore's
Best Loved Card
1,000,000 and counting
2


UNITED OVERSEAS BANK 大華
3

During the year, we also introduced new card products to cater to the specific needs of our customers:

- UOB Lady's Platinum MasterCard (March 2005): The first platinum card exclusive to ladies to complement the lifestyle of the sophisticated, successful and independent woman. It was accorded the EFMA (European Financial Management & Marketing Association) Grand Prix 2005 Award for Innovation in Cards.

- UOB Platinum Business Card (June 2005): The first credit card in Southeast Asia that specially caters to the needs of the small and medium-sized enterprises (SMEs), and in the process, expands the Bank's services to SME clients.

We also offer commercial card products, consisting of a corporate card for local affiliates of multinational companies, government and private sectors, business cards for SMEs, and a purchasing card for all businesses. Besides the purchasing card, which is a charge card, all other commercial card products are credit cards that allow for revolving balances.

To drive usage and loyalty, UOB credit cards offer some of the best promotions in the market. Our UOB Dining Programme was voted the best dining programme in various consumer surveys for the past three years, including 2005. We also offer the widest network of merchant tie-ups, with over 400 merchant outlets in various lifestyle categories.

UOB is the first bank to have a full migration plan to EuroPay-MasterCard-Visa (EMV) chip cards. The majority of our credit cards have already adopted this new standard. These chip cards offer new payment options and services, greater security and more convenience to our card members.

In addition to processing local currency transactions, UOB has expanded its ability to provide dynamic currency conversion with Visa. This capability will eventually be extended to MasterCard. In addition, UOB has entered into a strategic partnership with China UnionPay that allows Chinese nationals to make purchases with their credit or debit cards in Singapore.

Deposits, Investments and Insurance

2005 proved to be a historic year for UOB, with consumer deposit balances at an all-time high. In addition, UOB offers a wide range of insurance products to protect customers from life's many uncertainties and to grow their savings for various needs. Besides UOB Life Assurance, the Bank also works with other third party insurance companies to provide our customers with alternative products and options.

Our more focused approach to product development and investment advisory sales saw a substantial growth in the sales of unit trusts and structured deposits in 2005.

Institutional Financial Services

Our Institutional Financial Services encompasses Commercial Credit, Corporate Banking and Structured Trade & Commodity Finance.

Commercial Credit serves the SMEs through forging strong relationships and providing a full spectrum of products and services.

Corporate Banking provides banking, financial and advisory services to the middle market, large local corporate groups and multinational corporations.

Structured Trade & Commodity Finance works closely with Commercial Credit and Corporate Banking to create special financing packages for large local and international commodity traders.

Commercial Credit

With Singapore's strong economic performance in 2005, our SME portfolio saw good growth in loans, trade finance, remittance, foreign exchange and other services. The uptrend in the property sector also contributed to better recovery and resolution of non-performing loans which saw significant reduction from 2004. All in all, the SME portfolio's contribution to the Bank's revenue and profit was up significantly from 2004.

Our Global Business Development Division, set up in 2004, continued to ride the waves of the globalisation trend and succeeded in establishing many new banking relationships for our overseas branches and subsidiaries. We will further step up efforts to work with our Singapore SMEs as they continue to grow their businesses globally. This is in line with our Bank's strategy to grow revenues from overseas.

Our customers' structured trade finance activities also increased significantly with better economic performances both locally and overseas, especially in Greater China. Values of our customers' structured trade transactions also increased as a result of higher oil and coal prices.

Corporate Banking

In Singapore, Corporate Banking in 2005 performed reasonably well under a very difficult operating environment characterised by significant yield compression, slow loan growth resulting from disintermediation via REITs and capital market issues and generally improved liquidity of the large corporate customer segment. In the face of the challenging marketplace, we focused on ensuring that our core customers remained well-serviced and every opportunity was taken to cross-sell the Bank's full spectrum of products and services.

In line with the Bank's strategic direction as a regional financial institution, we continued to tap the Bank's extensive network of branches to fully support our customers' overseas operations and investments. We recorded good growth in credit exposure from our customers' regional expansion in 2005.

Our Cash Management unit achieved record enrolment and banking transactions through its Business Internet Banking service in 2005.

Structured Trade & Commodity Finance

In 2005, Structured Trade & Commodity Finance (STCF) contributed gross revenue of about $30 million, the bulk of which came from two sources – LC issuance and export LC negotiations.

Overseas, STCF (HK) is geared to penetrate the North Asia market (including South Korea and Greater China). While STCF (Sydney) expects to focus on trade transactions involving sale of bank risk, it also works with Sydney's project finance and syndication team to structure complex project and trade transactions.

Global Treasury

Global Treasury offers a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading and futures broking, as well as an array of structured products. We are the foremost provider of bank note services in the region and the only bank in Singapore to offer the full gamut of gold products.

In 2005, Global Treasury showed a marked improvement in profitability, achieving a growth of 36.3% over 2004 to $308 million. This was achieved on the back of effective management of interest rate risks, higher contributions from overseas treasury operations as well as strong growth in fee-based business.

In Singapore, we have further enhanced our treasury product structuring capabilities through the recruitment of expertise in the area of interest rate, credit and equity derivatives. With increased demand from overseas investors in Asia, we have also rolled-out these products through our overseas distribution centres.

Asset Management

Our Asset Management business covers third-party and proprietary asset management activities. We also provide asset management services through our subsidiaries in Singapore, Malaysia, Thailand, Taiwan, France and USA, serving institutional clients as well as retail customers with a broad array of investment products. At the global level, the Asset Management business achieved growth in profit before tax of $125 million for 2005.

4. *As part of its commitment to nurturing local enterprises, the Bank, in partnership with the Singapore Management University, established the UOB-SMU Entrepreneurship Alliance. The Alliance raised $3 million in sponsorship from over 200 businesses and individuals to help finance business projects for local enterprises and undertaken by SMU students.*

5. *GrowthPath, one of Singapore's most innovative personal investment vehicles, adjusts customers' investment mix along with them, ensuring the right investment mix at each stage of their lives.*

6. *UOB Asset Management launched five new unit trusts in Singapore, including United Global Real Estate Securities Fund.*


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GrowthPath
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Now you can take home a piece of global real estate
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大華銀行


UOB
VISA
wave

MALAYSIA

With household incomes holding strong in 2005, UOB (Malaysia) continued to focus on its Personal Financial Services offerings and SME segments.

UOB Asset Management
UOB Asset Management (UOBAM) continues to be active and innovative in the CDO marketplace, with the launch of UOB's first ABS CDO, which raised $1.67 billion. Another tranche of the United Global CDO² series was also launched, raising $1.16 billion. Several bespoke single-tranche CDO funds were also raised, totalling more than $350 million.

On the retail front, five new unit trusts were launched in Singapore, comprising two capital protected funds, a real estate securities fund, a global balanced fund and a conventional equity fund. This brought to 58 the number of funds and sub-funds under management in Singapore at year-end, with assets of $2.6 billion.

Overseas business continues to exhibit strong growth with retail funds under management at UOB-OSK Asset Management (Malaysia) and UOB Asset Management (Thai) recording growth of 16.8% and 59.6% to reach $0.72 billion and $1.96 billion respectively.

UOBAM continued to gain recognition in managing funds by winning two awards at The Edge-Lipper Singapore Unit Trust Awards 2006 and two awards at the Standard & Poor's Investment Funds Awards Singapore 2006. UOBAM was also the winner of the Most Innovative Product Award (Singapore) at the Asia Asset Management Awards 2005. This brings the total number of awards clinched since 1996, in Singapore and in the region, to more than 84.

At the end of 2005, assets under management totalled $23.1 billion. This represents a decrease of $1.9 billion or 7.6% from end-2004.

UOB Global Capital
2005 saw UOB Global Capital's (UOBGC) assets grow to more than US$3 billion. UOBGC's hedge fund activities saw significant growth as did its Dublin-based offshore family of funds. The Dublin-based funds grew to approximately US$1.3 billion by end-2005 and promise to see further growth in the coming year. UOBGC's hedge fund activities was in excess of US$1.5 billion as at end-2005.

During 2005, UOBGC's range of products was expanded to include new hedge fund products, as well as by the addition of an India-listed equity fund in partnership with a new strategic partner, Infrastructure Leasing & Financial Services Limited as part of the Dublin Fund family.

UOBGC's private equity venture capital practice has made further progress. The Hermes UOB European Private Equity Fund and the UOB Hermes Asia Technology Fund are now almost fully invested. The ASEAN China Investment Fund, which had its final close in 2005, has made a number of promising initial investments.

Investment Banking
Investment Banking covers corporate finance, capital markets, venture management and private banking businesses.

Corporate Finance offers its expertise to corporations at local, regional and global levels to manage and underwrite equity capital transactions such as Initial Public Offerings (IPOs) and other secondary fund raising exercises. In addition, it also provides advisory services in relation to mergers and acquisitions, corporate restructuring and valuation.

Capital Markets specialises in providing solution-based structures to meet the financing requirements of clients, as well as in the issue of debt and quasi-debt securities and loan syndications.

Private Banking offers an elevated level of personal service and confidential consultation to sophisticated investors and high networth individuals. Backed by sound expertise and access to all lines of financial products globally, Private Banking delivers customised solutions in portfolio management and advice in estate and tax planning across jurisdictions for wealth preservation and enhancement.

Corporate Finance
In Singapore, UOB Asia (Corporate Finance) completed a total of nine IPOs in 2005, including two as Joint-Lead Manager, underwriting a total of $161 million. Additionally, we also successfully completed two Rights Issues for Serial Systems Ltd and Sing Investments & Finance Ltd.

Some of our notable IPO transactions during the year included the flotation of the first Israeli company on the Singapore Exchange, Sarin Technologies Ltd, a developer, manufacturer and distributor of precision technology measurement products for the diamonds and gems industry. We were also the Joint-Lead Manager for a bio-tech firm Biosensors International Group Ltd, a multinational company involved in the development and manufacture of medical devices for interventional cardiology and critical-care procedures.

Capital Markets
UOB Asia's Southeast Asia Capital Markets team continued to grow its business with outstanding results.

In Malaysia, it lead-arranged 11 transactions, raising RM4.98 billion ($2.19 billion) of debt capital for various companies. It was also the Restructuring Agent for two transactions with a restructured amount of RM1.53 billion ($0.67 billion).

Amongst the landmark transactions were a RM1.90 billion ($0.84 billion) Multi-Currency Revolving Credit Facility which embeds an Islamic Ringgit Facility for the country's incumbent electricity supplier, Tenaga Nasional Berhad, three oil and gas-related transactions amounting to RM1.34 billion ($0.59 billion), and a green field, RM460 million ($202 million) highway project leading from the heart of Kuala Lumpur city centre to the Government of Malaysia's Administrative Centre at Putrajaya.

In Indonesia, the team enjoyed a banner year, arranging debt funds amounting to approximately US$780 million ($1,296 million) for various Indonesian companies. Building on the relationship established in 2004 with the sponsors of PT Medco Energi Internasional Tbk (Medco), the largest oil and gas company listed on the Jakarta Stock Exchange, UOB Asia arranged a US$278 million ($462 million) acquisition financing for the Panigoro family to part-finance their acquisition of a 59.9% beneficial shareholding in Medco. This led to a mandate given to our affiliate UOB-Kay Hian as the Joint-Lead Manager in the US$300 million ($499 million) global secondary share placement of Medco.

The fourth quarter of 2005 saw UOB Asia forming a new Capital Markets team with specific focus on the Singapore and North Asia markets. The team is tasked with developing business opportunities in debt syndications, and exploiting opportunities in structured financing.

Working hand in hand with the Bank's corporate and commercial bankers in Singapore and the regional branches, the team aims to complement UOB's product offering to its valued clientele with more diversified capabilities. With resources in Singapore and Shanghai, the team is equipped to act on opportunities in loan syndications, leveraged and structured financing, and project financing. To date, the team has won several mandates for such financing activities, which will be executed in 2006.

In addition, UOB Asia has arranged various structured acquisition financing, leveraged buy-out financing, and debt restructuring transactions for several Malaysian, Thai and Indonesian corporates.

UOB Venture Management
UOB Venture Management (UOBVM), our venture capital and private equity fund management subsidiary managed and advised six funds totalling $440 million in committed capital as at end-2005. UOBVM was appointed the Adviser to the ASEAN China Investment Fund which achieved a final close in 2005 raising US$76 million ($162 million) from major institutional investors in Europe and Asia. UOBVM entered into an agreement with Korea's STIC Investments Inc to launch the next Asia Technology Fund focusing on high-growth technology companies in Asia, with emphasis on opportunities in Greater China and Korea.

Private Banking
2005 saw the re-organisation of High Networth Banking (HNW) sector, with Private Banking coming under

7. The Capital Markets team focuses on developing business opportunities in debt syndications and structured finance.

8. Private Banking continued to grow its Asian clientele base, while streamlining operations and expanding its product offerings.


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Investment Banking sector, and Privilege Banking transferred to the Personal Financial Services sector.

The re-organisation allows us to be more focused on our business and head towards our objective of a regional Private Bank. A number of projects have been initiated to streamline our operations and expand our product offerings, such as the launch of the Universal Life Insurance and a broader band of new products.

In 2005, we continued to build on our Asian clientele base. This was the result of both strategic effort to expand our Asian clientele reach as the traditional markets become more mature and the Bank's regionalisation of the business.

International

2005 was another year of significant milestones for our international operations as we expand and rationalise our banking presence in Southeast Asia.

In Indonesia, we continued to strengthen our presence in the country by raising our shareholding in PT Bank Buana Indonesia (Bank Buana) from 23% to a controlling stake of 53% in October 2005. After a mandatory tender offer, our shareholding in Bank Buana increased further to 61.1% at the end of 2005. Meanwhile, our 99%-owned banking subsidiary, PT Bank UOB Indonesia (UOB Indonesia), continued to expand its presence in Indonesia when it opened its tenth office in Kebun Jeruk, West Jakarta, in July 2005.

In November 2005, we completed the integration of our two Thai banking subsidiaries, Bank of Asia (BOA) and UOB Radanasin Bank (UOB Radanasin). The enlarged entity is now known as United Overseas Bank (Thai) Public Company Limited [UOB (Thai)]. The synergy from the integration has expanded the branch and ATM networks of UOB (Thai), and provides greater customer convenience and a regional platform to better support the regional banking needs of our customers.

In the Philippines, we converted our wholly-owned subsidiary, United Overseas Bank Philippines, into a thrift bank to better reflect its increasing focus on wholesale banking and fee-based income: Since a full branch network is not essential for wholesale banking, we rationalised its branch operations and completed the sale of 66 branches to the Banco de Oro Universal Bank Group.

We plan to grow our regional presence through organic expansion, mergers and acquisitions, and forming strategic alliances with compatible partners. This plan is in line with our mission to be a premier bank in the Asia-Pacific region and will position us to compete more effectively and grow our business in Southeast Asia. Our presence beyond Singapore has grown to more than 400 offices in 17 countries and territories throughout the Asia-Pacific, Western Europe and North America.

Net profit from our overseas operations, excluding ACU, grew by 12.6% from 2004, and contributed 22.4% to the Group's total profit in 2005, compared to 21.2% in 2004. This puts us on track to achieve our goal of 40% by 2010.

Malaysia

The United Overseas Bank (Malaysia) [UOB (Malaysia)] group's operating profit was RM643 million ($283 million) in 2005, up by 24.4% from 2004. However, the group recorded a lower profit before tax of RM500 million ($242 million), compared to RM524 million ($225 million)

9. *UOB (Malaysia) was Global Coordinating Lead-Arranger and Joint Book Runner for US$500 million Multi-Currency Revolving Credit Facility for Tenaga Nasional Berhad – the first in the Malaysian capital market.*

10. *UOB (Malaysia) introduced UOB VOX Visa Card, the first lenticular card in Malaysia.*


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UOB VOX CARD
GOT TO BE THE FIRST TO HAVE ONE. NO MATTER WHAT.
VISA
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United Overseas Bank
UOB
We are United. Behind You.


UOB
UOB
UOB
PRIVILEGE BANKING
Fixed Deposit Passbook

THAILAND

With the successful integration, UOB (Thai) is set to provide a full range of banking services to its customers in Thailand.

in 2004. This was due to higher impairment charges (excluding intangible assets) of RM158 million ($70 million) being provided for in 2005, as compared to RM41 million ($18 million) provided for in 2004.

With household incomes holding strong in 2005, UOB (Malaysia) continued to focus on its Personal Financial Services offerings and SME segments. During the year, under its card acquisition initiatives, UOB (Malaysia) introduced the VOX Visa Card, the first lenticular credit card in Malaysia targeted at the youth segment. The VOX Visa Card also allows its card members to conduct transactions using the contactless Visa Wave technology. UOB (Malaysia) also re-launched its platinum card with a better value proposition to its customers. On the mortgage front, innovative packages were introduced, including the UOB FlexiMortgage which allows flexible repayment and comes with a built-in overdraft facility. In the area of unsecured financing, UOB (Malaysia) introduced EasiCash – a new unsecured credit product for consumers.

Together with its insurance associates, UOB (Malaysia) launched a series of investment-linked insurance products such as MAXGain, MAXIncome, MAXLink and other products with foreign exposure. This followed the decision by the Malaysian government to allow life insurers to invest up to 30% of their investment overseas, and the de-pegging of the Ringgit in July 2005. Structured investment products, which are linked to equity, interest rate, currency or other index, continue to be popular among our increasingly affluent customers.

The Investment Banking unit recorded strong growth in 2005. UOB (Malaysia) arranged a total of 11 transactions valued at RM4.98 billion ($2.19 billion). One of the significant transactions undertaken by the Bank was its appointment as the Global Coordinating Lead-Arranger and Joint Book Runner for a US$500 million Multi-Currency Revolving Credit Facility for Tenaga Nasional Berhad (TNB), the country's main electricity provider. This unique facility was considered to be the first issuance of such programmes in the Malaysian capital markets. It allows TNB the flexibility, from time to time, to draw on a combination of bank loan and capital market products in multi-currencies comprising the US Dollar, Sterling Pound, Euro and Malaysian Ringgit.

As an affirmation of its consistent effort in offering the right products to meet the increasingly sophisticated needs of its customers, UOB (Malaysia) bagged two awards in the Rating Agency Malaysia League Awards 2005 for the second consecutive year:

- Second Placing for Top Lead-Managers 2004 – Islamic (by issue value); and
- Third Placing for Top Lead-Managers 2004 – Islamic (by number of deals).

To serve its customers better, UOB (Malaysia) further expanded its delivery channels. Its newly renovated Privilege Banking Centre in Batu Pahat Branch in Johor was opened in July 2005, while a new branch was opened in Bintulu, Sarawak, in November 2005.

Thailand

2005 was a year of consolidation for the Group's operations in Thailand. The Group's two banking subsidiaries in Thailand, BOA and UOB Radanasin, were successfully integrated on 28 November 2005. The merged banking

11. *The Group's operations in Thailand were successfully integrated and the merged entity was renamed UOB (Thai).*

12. *UOB (Thai) directors and Thai Finance Minister toasting the Thai King at the inauguration of the new banking entity.*

13. *UOB (Thai) is set to grow its SME and Personal Financial Services portfolios in Thailand.*







entity was renamed United Overseas Bank (Thai) Public Company Limited [UOB (Thai)]. To commemorate the inauguration, UOB (Thai) donated THB5 million ($202,200) each to the Princess Maha Chakri Sirindhorn Foundation and the Prince Royal's College 100 Years Fund to provide opportunities for the less affluent youth of Thailand to further their education, and to improve educational facilities.

Despite the challenges arising from the merger and integration for a large part of 2005, UOB (Thai) managed to achieve a combined net profit of THB1,238 million ($50 million), an improvement of 29.4% over the previous year. The improvement came largely from higher core operating profits that were partially offset by one-time merger-related expenses. Total loans declined marginally by 0.7% to THB159.6 billion ($6.5 billion), primarily from the reduction in non-performing loans of THB4.1 billion ($167 million).

With the successful integration, UOB (Thai) is set to provide a full range of banking services, including commercial banking, investment banking, treasury services and asset management services to its customers in Thailand. UOB (Thai) has 154 branches, 344 ATMs and eight off-site foreign exchange booths. With this sizeable network, UOB (Thai) is well-poised to grow its SME and Personal Financial Services portfolios in Thailand.

Indonesia

Our banking subsidiary, UOB Indonesia, has been profitable since its establishment in 1990. In July 2005, UOB Indonesia opened a new sub-branch in Kebun Jeruk, West Jakarta, its tenth office in Indonesia. We intend to steadily expand our branch network and continue to target export-oriented companies with strong fundamentals and good potential for growth.

Bank Buana, our newly-acquired banking subsidiary, has made good progress in building a consumer platform to capitalise on its distribution network and capture a larger market share in credit cards and consumer loans in Indonesia. We will continue our focus on the SME business as this has been the strength of Bank Buana since its inception in 1956. We will expand and optimise the branch network to support the growth of our consumer, SME and treasury businesses. Bank Buana will also develop and enhance a sales-oriented culture, with emphasis on wealth management services.

Greater China

In China, UOB has six branches in Beijing, Shanghai (one branch in Pudong and one sub-branch in Puxi), Guangzhou, Shenzhen, Xiamen, and a representative office in Chengdu. We also have five branches and two subsidiaries in Hong Kong, and one branch and two subsidiaries in Taiwan.

Since we opened our first office in Beijing in 1984, the Bank has strengthened its presence and expanded the scope of its business in China to more effectively meet the needs of its customers who are investing in China. In December 2005, UOB Xiamen Branch became the third UOB branch to be granted approval to offer Renminbi banking services to foreign individuals, foreign-invested enterprises and foreign joint venture enterprises, in addition to UOB Shanghai Branch and UOB Shenzhen Branch.

14. UOB Xiamen, which celebrated its 20th anniversary in 2005, became the third UOB branch in China to be granted approval to offer Renminbi banking services to foreign individuals, foreign-invested enterprises and foreign joint venture enterprises.

15. In Brunei, UOB Bandar Seri Begawan Branch relocated to larger premises in Kampong Kiarong to better serve its customers.

16. UOB clinched its first award for innovation – the Informatica Innovation Award 2005 in the Global Data Warehouse category.


大华银行厦门分行20周年庆
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UNITED OVERSEAS BANK 大華銀行
Opening Ceremony Of



In Hong Kong, we continued to grow our credit card business, with key focus on expanding the premium market segment.

We also expanded our structured trade and commodity finance team in Hong Kong to support the growing commodity trade in North Asia, particularly in the Greater China region.

Other Overseas Operations

Our other overseas centres continue to diversify their revenue sources besides servicing customers who invest and trade in these countries. Besides corporate lending, participation in syndicated credit facilities and purchasing of short and medium-term investment grade financial instruments in the secondary market, our overseas centres continue to seek business opportunities in niche market segments, industries and strategic geographical locations. We are planning to open a second branch in Vietnam within Hanoi, and we have formally submitted our application to the Reserve Bank of India for a licence to open a maiden branch in India.

Technology

UOB Group views information technology as an important component of our corporate strategies. We believe that continued investment in information technology creates value for our customers and can increase operational efficiency, laying a strong foundation for future expansion in Singapore and overseas. In 2005, UOB Group's technology-related expenses amounted to $222 million, which was 15.6% of total UOB Group expenses. UOB Group believes that an appropriate balance between strategic infrastructure investment and cost management will enable it to remain competitive.

A major achievement in 2005 was the integration of the IT platforms of BOA and UOB Radanasin into the new entity, UOB (Thai)'s platform. Systems, infrastructure, processes and policies have been unified successfully after 12 months of intensive planning and implementation. UOB (Thai) Treasury and Credit Card issuing systems have also been centralised and hubbed to Singapore for better economies of scale.

The Bank has also made significant progress for Basel II. Major components and systems required to support the Basel II Programme have been completed. Credit processes and related systems were also enhanced. The foundation for collation of required data for the calculation of capital requirements and Basel management has been completed.

After the successful implementation of our Customer Relationship initiative for our Singapore branches in 2002/03, the Bank continued its drive to increase its operational efficiency and sales capability through a branch transformation programme. The project spearheaded several parallel activities such as process re-engineering, workflow and imaging, review of branches' role and sales distribution strategy. In 2005, our Singapore branches completed an overhaul of existing branch operations through system replacements and further centralisation of non-customer facing activities to back-office operations. By equipping our service staff with the latest technology, re-engineering and streamlining of branch processes, we aim to provide a total customer experience. The experience will be used and shared across our subsidiary branches.

Other key initiatives to strengthen our foothold in the local consumer market include the improvement of our credit card fraud management capabilities, automation of dispute tracking and improving our loyalty rewards systems to maintain competitive advantage.

Globally, UOB's innovative data warehousing model gained recognition at the Informatica World Conference 2005 held in Washington, D.C. For its excellence in deployment and innovative use of data integration technology for business intelligence, the Bank was awarded the Informatica Innovation Award 2005 in the Global Data Warehouse category. The Innovation Award recognises companies who have successfully leveraged data integration solutions to reduce complexity, improve efficiency, and empower the business with a holistic and consistent view of their enterprise information.

Operations

Driven by Operations sector's philosophy to be recognised as world-class in service and operational excellence and backed by a commitment to support and enable UOB to be a premier bank in Asia-Pacific, we continue to innovate and streamline banking processes so as to put in place best practices for the delivery of quality services to our customers.

We continued to drive critical system enhancements during the year as part of our on-going efforts to boost operational efficiency and effectiveness across the Bank. For example, the existing Branch Teller System supporting the branch and back-room processing capabilities was upgraded with a more function-rich and robust system, enabling speedier and more efficient processing in the branches of financial


INDONESIA
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INDONESIA

In Indonesia, we intend to steadily expand our branch network and continue to target export-oriented companies with strong fundamentals and good potential for growth.

transactions according to our customers' instructions. The new system will be fully implemented by the first quarter of 2006 in all our Singapore branches. Likewise, a back-office system was put in place to reduce costs and increase efficiency.

Besides initiating several process redesigning projects to enhance the Bank's service quality and to improve productivity, Head Office played a key role in our subsidiaries' integration and centralisation of back-room operations to align with the processing functions in Singapore. At the same time, we successfully completed the hubbing of the treasury settlement and card functions of our enlarged Thailand subsidiary to Singapore.

Going forward, we will continue to leverage on the technology and economies of scale achieved in Singapore for the processing activities of our overseas subsidiaries and branches. In this manner, standard quality processing at lower costs can be achieved on a regional level. It also enables our overseas businesses to bring a broader range of products to market with greater speed and effectiveness and allow them to be more focused on customer service.

The year saw the Bank achieving Top Rating status from Global Custodian for its custody services to institutional clients. This is an annual award for custodian banks in the major securities markets.

Service Channels

In 2005, two branches were established in Singapore to increase customer access and to service their banking needs. One of the new branches is located at the Singapore Management University city campus and the other is at Rivervale Mall in Sengkang.

To further enhance our customers' convenience, 23 new ATMs were installed and a new auto lobby was opened at Sembawang Mall. To date, we have a total network of 367 on and off-site ATMs, 95 Cash Deposit Machines and 69 Passbook Updating Machines. We have renovated our branches to give them a distinctive UOB look and to provide our customers with a conducive banking environment.

The new branch teller system, *iBranch*, was rolled out in phases to the branches. It marked a significant milestone as the system provides an integrated platform to support seamless access for various applications such as CRM and Signature Verification. With improvement in the overall efficiency and further streamlining of branch activities to back-office units, branches can now leverage on the economies of scale and this allows our branch staff to be more focused on customer service.

2005 also saw the introduction of counters in selected branches that are dedicated to our commercial and corporate banking customers. This move was well-received by customers as having separate counters for individual and corporate banking led to quicker service and turnaround time for transactions.

UOB Call Centre continued to win accolades in 2005 by garnering five awards at the fifth Call Centre Council of Singapore Annual Call Centre Awards. Our service professionals at the 24-hour Call Centre are dedicated to providing service excellence to customers in the region and beyond.

In our quest to build a customer-centric environment across the customer touch points, we continually seek to reinforce messages on the importance of delivering excellent customer service, to take ownership, and to continuously learn and innovate so that we can become an excellent team to serve our customers.

17. *To further enhance customer convenience, 23 new ATMs were installed.*

18. *UOB Call Centre continued to win accolades in 2005, garnering five awards at the fifth Call Centre Council of Singapore Annual Call Centre Awards.*


UOB
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To strengthen and reinforce the service culture, numerous service initiatives were launched during the year, one of which was the Customer Experience Training programme which focused on the skills of delivering consistent customer service. And to inculcate in staff the importance of sharing their experience and expertise, the Learning and Sharing programme was launched to the branches and Call Centre. Staff shared information and ideas on wide-ranging topics like service delivery, product knowledge and communication techniques.

Human Resources

Today's business demands excellence from Human Resources to attract, retain and support a dedicated workforce. The Bank's human resource strategy is to invest in the best people and create a conducive and challenging environment where employees are highly engaged, adaptable and motivated to excel and grow with the organisation.

Attracting talent and augmenting our human capital at all levels is important to UOB's growth and renewal. 2005 saw the appointment of several significant players in the industry to key positions within the Group. This is an important step towards strengthening our corporate bandwidth to spearhead our regional expansion.

The successful completion of our Management Associates programme was an added boon to the organisation's renewal. These aspiring young leaders, who hail from top local and foreign universities, were put through the paces of classroom and on-the-job training, and designated projects to equip them with banking fundamentals and service culture. They have since been assimilated into various UOB business sectors, where they are part of a bigger team that contributes towards the Bank's growth.

With business landscapes changing rapidly, there is a constant need to ensure that our staff stay relevant and nimble to meet the demands of the environment. Continual investment in our human capital takes the form of varied learning and development activities in different settings including overseas locations.

UOB is a member of the Workgroup on Employment Opportunities and Employability (a sub-committee of the Tripartite Committee) and sits in the Banking Sector Workgroup on Employability of Older Workers chaired by the Association of Banks in Singapore. In support of the recommendations of the Tripartite Committee on Employability of Older Workers, we are working with our partners on job re-design, training programmes to help mature workers adapt and remain relevant in a changing banking environment, and various other measures to extend their employability.

To enhance organisational agility and, as part of our concerted effort towards talent retention, the Bank made a decision to adopt a flatter corporate grade structure with broader job levels for executive staff. These changes are intended to provide staff with a wider spectrum of career development opportunities, greater flexibility in ensuring market competitiveness, and more efficient deployment of talent across the Group.

We adopt an open and proactive approach towards developing career plans for individuals, with senior management showing their commitment by attending workshops and engaging staff on their plans and aspirations.

Human Resources' service delivery to support the business ranges from empowering employees with automated self-service functions to seamless flows of relevant information to managers for their approval and/or decision-making.

Human capital indicators are important measures of organisational effectiveness, and these are presented to the Bank's management team regularly. The intent is to turn



information into insights on our most valuable corporate assets in order to facilitate formulation of relevant human resource programmes and policies.

All these, coupled with increasing levels of communications and engagement throughout the organisation, are aimed at making UOB an Employer of Choice.

Corporate Citizenship

UOB continues to play an active and meaningful role in the communities in which we work and live, with our focus on community development, education and the arts.

Community Development

In 2005, UOB contributed to a number of charities as well as programmes to enhance the quality of life in the community.

Recognising the importance of having a balanced life, UOB did its part to promote a healthy lifestyle by being the venue sponsor for Fitness @ Work in the Financial Business District. Organised by the Health Promotion Board, Fitness @ Work aims to galvanise busy working adults into including regular activity in their daily lives. UOB also contributed $75,000 and fielded a 200-strong team of runners for the second annual Bull Run. The Bull Run was organised by the Singapore Exchange and funds raised went to 14 charities.

Education

UOB's support for education is not only in dollar terms; it includes contributions in kind as well as expertise. Teaming up with the Singapore Management University and rallying the business community, UOB spearheaded the formation of the UOB-SMU Entreprenuership Alliance which was launched in 2005. Besides an outright donation, UOB pledged $1 for every $2 donated by other enterprises to the Alliance. The scheme allows students and lecturers from the Singapore Management University and local enterprises to learn from each other in a unique and innovative industrial attachment programme.

The Bank was also Patron Sponsor of the Wharton Global Alumni Forum held in Singapore. The Forum was attended by alumni of the prestigious Wharton School of the University of Pennsylvania as well as leading executives and government officials hailing from all over Asia. It provided a platform for networking and exchange of ideas for leading business minds in Asia.

The Arts

UOB has been supporting the development of Singapore art for over three decades. Since 1973, it has supported budding local and regional artists by purchasing their works of art through an on-going purchase-support programme. In addition, over the past 24 years, through the UOB Painting Of The Year (POY) Competition and Exhibition, the Bank has helped many promising artists in Singapore gain recognition for their works. In 2005, the Bank also sponsored the solo exhibition, "Journeys Revisited" by the first POY winner, Goh Beng Kwan.

In recognition for our contributions towards the promotion of the arts in Singapore, the National Arts Council conferred on us the Patron of The Arts Award.

19. *Many learning and development activities were organised to help our staff stay relevant and nimble to meet the demands of the dynamic business environment.*

20. *At the inaugural Leadership Plenary session, top management shared their plans and vision for the Bank with senior managers of the Bank.*

21. *The 24th UOB POY Competition and Exhibition continues to be a highlight in Singapore's annual arts calendar.*

22. *To help promote a healthy lifestyle, UOB was venue sponsor for Fitness @ Work in the Financial Business District.*

23. *UOB continued its support of local art with the sponsorship of the retrospective exhibition by Goh Beng Kwan, the first POY winner.*







Group Financial Review

Certain figures in this section may not add up to the relevant totals due to rounding. Certain comparative figures have been restated to conform with the current year's presentation.


UOB
PRIVILEGE BANKING
Fixed Deposit Passbook

Review of Financial Performance

Highlights and performance indicators

	2005	2004	Variance (%)
Key Indicators			
Net interest income (NII) ($ million)	**2,348**	2,155	+ 8.9
Non-interest income (Non NII) ($ million)	**1,414**	1,104	+ 28.1
Total income ($ million)	**3,761**	3,259	+ 15.4
Total expenses ($ million)	**1,424**	1,227	+ 16.1
Operating profit before amortisation and impairment charges ($ million)	**2,337**	2,032	+ 15.0
Net profit after tax ^			
Including intangible assets ($ million)	**1,709**	1,452	+ 17.7
Excluding intangible assets ($ million)	**1,769**	1,665	+ 6.2
Income mix			
NII/Total income (%)	**62.4**	66.1	– 3.7 % points
Non NII/Total income (%)	**37.6**	33.9	+ 3.7 % points
	100.0	100.0	–
Profit contribution (before tax and intangible assets)			
Onshore (including ACU) (%)	**77.6**	78.8	– 1.2 % points
Offshore (%)	**22.4**	21.2	+ 1.2 % points
	100.0	100.0	–
Return on average shareholders' equity * (ROE)			
Including intangible assets (%)	**12.4**	10.8	+ 1.6 % points
Excluding intangible assets (%)	**12.9**	12.4	+ 0.5 % point
Basic earnings per share			
Including intangible assets (cents)	**111.2**	92.6	+ 20.1
Excluding intangible assets (cents)	**115.1**	106.3	+ 8.3
Return on average assets (ROA)			
Including intangible assets (%)	**1.25**	1.19	+ 0.06 % point
Excluding intangible assets (%)	**1.29**	1.36	– 0.07 % point
NII/Average interest bearing assets (%)	**1.99**	2.10	– 0.11 % point
Expense/Income ratio (%)	**37.9**	37.6	+ 0.3 % point
Dividend per share			
Interim (cents)	**20.0**	20.0	–
Special dividend in specie (cents)	**28.5**	–	NM
Final (cents)	**40.0**	40.0	–

^ Net profit after tax refers to profit attributable to equity holders of the Bank.
* Shareholders' equity refers to equity attributable to equity holders of the Bank.
"NM" denotes not meaningful.

Highlights and performance indicators

	2005	2004	Variance (%)	
Other indicators				
Customer loans (net)^ ($ million)	**67,142**	64,300	+	4.4
Customer deposits ($ million)	**85,503**	79,019	+	8.2
Loans/Deposits ratio* (%)	**78.5**	81.4	–	2.9 % points
Non-performing loans (NPLs) ($ million)	**3,931**	5,484	–	28.3
Cumulative impairment ($ million)	**2,714**	3,724	–	27.1
NPL ratio+ (%)	**5.6**	8.0	–	2.4 % points
Cumulative impairment/NPLs (%)	**69.0**	67.9	+	1.1 % points
Total assets ($ million)	**145,073**	134,879	+	7.6
Shareholders' equity ($ million)	**14,929**	13,439	+	11.1
Unrealised revaluation surplus# ($ million)	**1,564**	1,562	+	0.1
Net asset value (NAV) per share ($)	**9.71**	8.75	+	11.0
Revalued NAV per share ($)	**10.73**	9.77	+	9.8
Net tangible asset backing per share ($)	**6.92**	6.14	+	12.7
Capital adequacy ratios				
Tier 1 capital (%)	**11.0**	11.0		–
Total capital (%)	**16.1**	15.6	+	0.5 % point
Manpower (number)	**18,816**	13,574	+	5,242 no.

^ Including amount pledged under repurchase agreements.
* "Loans" refer to net customer loans while "Deposits" refer to customer deposits.
+ NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.
# Refer to unrealised revaluation surplus on properties and securities which was not incorporated into the financial statements.



Net Profit after Tax
$ million
2000
1600
1200
800
400
0
1,202
1,452
1,709
2003
2004
2005

Review of Group performance

The Group's results should be read in the following perspective:

- Full year results of Bank of Asia Public Company Limited ("BOA")[1] and its subsidiaries were included for 2005 as opposed to only 5 months for 2004.
- Full year results of PT Bank Buana Indonesia Tbk. ("Bank Buana")[2] were included for 2005 (10 months as an associate and 2 months as a subsidiary) as opposed to only 7 months as an associate for 2004.

The Group recorded a net profit of $1,709 million for 2005, representing an increase of $257 million or 17.7% over the $1,452 million registered in 2004. The increase was mainly due to higher fee and commission income, higher net interest income, discontinuation of goodwill amortisation, and higher other operating income. These were partly offset by lower share of profit of associates, higher operating expenses, and write-off of goodwill in respect of United Overseas Bank Philippines.

Share of pre-tax profit of associates decreased 67.5% to $100 million for 2005 compared to the $307 million for 2004. The decrease was mainly due to the cessation of equity accounting for United Overseas Land Limited ("UOL") with effect from 1 January 2005, coupled with an exceptional gain recorded by UOL in 2004 from the divestment of its holdings in UOB shares.

1 BOA was acquired by the Bank as a subsidiary on 27 July 2004. It merged with another subsidiary of the Bank, UOB Radanasin Bank Public Company Limited on 28 November 2005 and the enlarged entity was renamed as United Overseas Bank (Thai) Public Company Limited ("UOBT").

2 On 31 May 2004, the Bank's wholly-owned subsidiary, UOB International Investment Private Limited ("UOBII") acquired 23% stake in Bank Buana. On 14 October 2005, an additional 30% stake was acquired, making Bank Buana a subsidiary of the Group. On 19 December 2005, following the close of the tender offer for the remaining shares not held by UOBII, a further 8.1% interest was acquired, resulting in UOBII holding a total stake of 61.1% in Bank Buana.

Net interest income

Net interest income of the Group increased 8.9% to $2,348 million for 2005 compared to $2,155 million for 2004. The growth was mainly from increased average loan volume contributed by the acquisition of BOA and improved loan yields. These were partially offset by the increase in average cost of funds. Net interest income continued to be the major contributor of total income, accounting for 62.4% (2004: 66.1%) of total income.

Average interest margin was lower at 1.99% for 2005 as compared to 2.10% a year ago. The decrease was mainly due to higher cost of funds in a rising interest rate environment and a flat yield curve, partially offset by improved loan yields.



Net interest income
$ million
2,071
2,155
2,348
2003
2004
2005



Net interest income (NII) ratios
%
65.5
66.1
62.4
2.25
2.10
1.99
2003
2004
2005
NII/Average interest bearing assets
NII/Total income

Average interest rates and margin

	2005			2004		
	Average balance $ million	Interest $ million	Average interest rate %	Average balance $ million	Interest $ million	Average interest rate %
Assets						
Interest bearing						
Customer loans	**64,039**	**3,123**	**4.88**	60,907	2,570	4.22
Inter-bank balances/balances with central banks	**35,601**	**1,140**	**3.20**	26,739	631	2.36
Securities	**18,436**	**619**	**3.36**	14,951	461	3.08
Total interest bearing assets	**118,076**	**4,882**	**4.13**	102,597	3,661	3.57
Liabilities						
Interest bearing						
Customer deposits	**82,542**	**1,407**	**1.70**	74,764	907	1.21
Inter-bank balances/other	**33,632**	**1,128**	**3.35**	27,216	599	2.20
Total interest bearing liabilities	**116,174**	**2,534**	**2.18**	101,980	1,506	1.48
Net interest income		**2,348**			2,155	
Average interest margin*			**1.99**			2.10

* Average interest margin represents net interest income as a percentage of total interest bearing assets.

Analysis of changes in net interest income

	2005			2004		
	Volume change $ million	Rate change $ million	Net change $ million	Volume change $ million	Rate change $ million	Net change $ million
Interest income						
Customer loans	**132**	**420**	**552**	88	(51)	37
Inter-bank balances/balances with central banks	**209**	**300**	**509**	117	104	221
Securities	**107**	**52**	**159**	73	36	109
Total interest income	**448**	**772**	**1,220**	278	89	367
Interest expense						
Customer deposits	**94**	**405**	**499**	79	32	111
Inter-bank balances/other	**141**	**388**	**529**	127	45	172
Total interest expense	**235**	**793**	**1,028**	206	77	283

Non-interest income



1500
1200
900
600
300
0
$ million
1,089
1,104
1,414
2003
2004
2005

Non-interest income ratios



50
40
30
20
10
0
%
34.5
33.9
37.6
18.6
21.7
23.9
2003
2004
2005
Fee & commission income/Total income
Non-interest income/Total income

Non-interest income

Non-interest income of the Group increased 28.1% to $1,414 million for 2005 compared to $1,104 million for 2004. The growth was primarily from higher fee and commission income mainly from investment-related and fund management activities, and net gain on trading securities, government securities and derivatives as against losses for 2004. These were partially offset by lower gains on investment securities. The Group's non-interest income for 2005 accounted for 37.6% of total income, up 3.7% points from 33.9% for 2004.

Composition of non-interest income

	2005 $ million	2004 $ million	Variance %
Fee and commission income			
Credit card	**121**	109	11.4
Fund management	**151**	111	36.0
Futures broking	**21**	32	(35.6)
Investment-related	**251**	131	91.8
Loan-related	**126**	114	10.6
Service charges	**62**	52	17.7
Trade-related	**145**	138	5.1
Other	**22**	18	24.6
	900	706	27.4
Dividend and rental income	**123**	108	14.8
Other operating income			
Net gain/(loss) from:			
Foreign exchange	**130**	126	3.0
Trading securities, government securities and derivatives	**45**	(34)	NM
Investment securities	**54**	82	(34.3)
Disposal of assets held for sale	**23**	–	NM
Other income	**140**	116	20.1
	391	290	34.5
Total non-interest income	**1,414**	1,104	28.1

"NM" denotes not meaningful.

Operating expenses

Total operating expenses increased 16.1% to $1,424 million for 2005 compared to $1,227 million for 2004, attributed mainly to the acquisition of BOA. Consequently, the expense-to-income ratio of the Group increased to 37.9% for 2005 from 37.6% for 2004.

Staff costs increased 16.4% to $684 million for 2005 compared to $587 million for 2004, largely from wages and salaries due to a higher headcount. Other operating expenses increased 15.8% to $740 million for 2005 from $639 million for 2004. The increase was mainly from depreciation of fixed assets, rental and maintenence charges, advertising expenses and professional fees.



Total operating expenses
1500
1200
900
600
300
0
$ million
1,095
564
532
1,227
639
587
1,424
740
684
2003
2004
2005
Staff costs
Other operating expenses



Expense/Income
45
40
35
30
25
20
%
34.7
37.6
37.9
2003
2004
2005

	2005 $ million	2004 $ million	Variance %
Staff costs	**684**	587	16.4
Other operating expenses	**740**	639	15.8
Total operating expenses*	**1,424**	1,227	16.1
* Total operating expenses included:			
IT-related expenses	**222**	188	18.4
IT-related expenses/Total operating expenses (%)	**15.6**	15.3	0.3% point

Other impairment charges

Other impairment charges of $174 million for 2005 was 16.9% lower than the $209 million for 2004. The decrease was mainly due to lower impairment charges on investment securities and loans, partially offset by lower write-back of collective impairment.

	2005 $ million	2004 $ million	Variance %
Individual impairment on loans			
Singapore	**99**	172	(42.2)
Regional Countries^	**119**	65	83.6
Greater China+	**(5)**	(5)	–
Other	**2**	4	(39.8)
	215	235	(8.3)
Individual impairment on other assets and provision for contingent liabilities	**15**	76	(80.8)
Collective impairment	**(56)**	(102)	44.8
Total other impairment charges	**174**	209	(16.9)

^ Regional Countries comprise Malaysia, Indonesia, the Philippines and Thailand.
+ Greater China comprises China, Hong Kong S.A.R. and Taiwan.

Overview of Balance Sheet

Total assets

Total assets as at 31 December 2005 were $145,073 million, representing a growth of 7.6% over the $134,879 million as at 31 December 2004, mainly attributed to higher placements and balances with banks and agents, customer loans and securities.

Assets mix

	2005		2004	
	$ million	%	$ million	%
Cash, balances and placements with central banks	**11,925**	**8.2**	11,653	8.6
Securities *^	**20,332**	**14.0**	18,795	13.9
Placements and balances with banks and agents^	**31,346**	**21.6**	26,726	19.8
Customer loans^	**67,142**	**46.3**	64,300	47.7
Intangible assets	**4,270**	**3.0**	3,876	2.9
Other	**10,058**	**6.9**	9,529	7.1
Total assets	**145,073**	**100.0**	134,879	100.0

* Comprising Singapore and other government treasury bills and securities, trading and investment securities.

^ Including amount pledged under repurchase agreements.

Assets mix – 2005



3%
7%
8%
14%
22%
46%

Assets mix – 2004



3%
7%
8%
14%
20%
48%

- Cash, balances and placements with central banks
- Securities
- Placements and balances with banks and agents
- Customer loans
- Intangible assets
- Other

Securities

Total securities as at 31 December 2005 amounted to $20,332 million, representing an increase of 8.2% over the $18,795 million as at 31 December 2004. The growth was mainly from increased holdings in debt securities issued by banks.

Total securities

	2005 $ million	2004 $ million	Variance %
Trading securities	**1,592**	2,469	(35.5)
Non-trading securities	**18,956**	16,587	14.3
Provision for impairment	**(216)**	(260)	(16.8)
	18,740	16,326	14.8
Total securities (net)	**20,332**	18,795	8.2

Non-trading securities analysed by issuer type

	2005		2004	
	$ million	%	$ million	%
Government	**8,618**	**45.5**	7,720	46.5
Public sector	**49**	**0.2**	51	0.3
Bank	**5,327**	**28.1**	3,605	21.7
Corporate	**4,620**	**24.4**	4,955	29.9
Other	**343**	**1.8**	256	1.6
Non-trading securities (gross)	**18,956**	**100.0**	16,587	100.0

Non-trading securities analysed by industry

	2005		2004	
	$ million	%	$ million	%
Transport, storage and communication	**561**	**3.0**	395	2.4
Building and construction	**760**	**4.0**	434	2.6
Manufacturing	**431**	**2.3**	588	3.6
Financial institutions	**6,795**	**35.8**	5,133	30.9
General commerce	**173**	**0.9**	800	4.8
Government	**8,618**	**45.5**	7,720	46.5
Other	**1,619**	**8.5**	1,517	9.2
Non-trading securities (gross)	**18,956**	**100.0**	16,587	100.0

Customer loans

Net loans and advances to customers increased $2,842 million or 4.4% to $67,142 million as at 31 December 2005 from the $64,300 million as at 31 December 2004.

Customer loans analysed by product group

	2005		2004	
	$ million	%	$ million	%
Housing loans	**16,632**	**23.8**	15,875	23.4
Term loans	**39,658**	**56.8**	38,371	56.4
Trade financing	**4,808**	**6.9**	4,503	6.6
Overdrafts	**8,747**	**12.5**	9,228	13.6
Total gross customer loans	**69,846**	**100.0**	67,977	100.0
Individual impairment	**(1,433)**		(2,306)	
Collective impairment	**(1,270)**		(1,370)	
Total net customer loans	**67,142**		64,300	

Gross customer loans analysed by industry

	2005		2004	
	$ million	%	$ million	%
Transport, storage and communication	**2,447**	**3.5**	2,104	3.1
Building and construction	**8,010**	**11.5**	7,477	11.0
Manufacturing	**7,870**	**11.3**	7,796	11.5
Non-bank financial institutions	**10,061**	**14.4**	10,205	15.0
General commerce	**11,483**	**16.4**	10,908	16.0
Professionals and private individuals	**10,209**	**14.6**	10,155	14.9
Housing loans	**16,632**	**23.8**	15,875	23.4
Other	**3,133**	**4.5**	3,457	5.1
Total gross customer loans	**69,846**	**100.0**	67,977	100.0

Gross customer loans analysed by currency and fixed/variable rates

	2005		2004	
	$ million	%	$ million	%
Fixed rate				
Singapore dollar	**6,236**	**8.9**	8,146	12.0
US dollar	**1,988**	**2.9**	1,529	2.2
Malaysian ringgit	**255**	**0.4**	255	0.4
Hong Kong dollar	**21**	**–**	47	0.1
Thai baht	**3,191**	**4.6**	2,652	3.9
Other	**761**	**1.1**	524	0.8
Total fixed rate gross customer loans	**12,452**	**17.9**	13,153	19.4
Variable rate				
Singapore dollar	**33,442**	**47.9**	32,103	47.2
US dollar	**7,816**	**11.2**	7,241	10.7
Malaysian ringgit	**6,789**	**9.7**	6,318	9.3
Hong Kong dollar	**977**	**1.4**	848	1.2
Thai baht	**3,035**	**4.3**	3,822	5.6
Other	**5,334**	**7.6**	4,492	6.6
Total variable rate gross customer loans	**57,393**	**82.1**	54,824	80.6
Total gross customer loans	**69,846**	**100.0**	67,977	100.0

Gross customer loans analysed by remaining maturity

	2005 $ million	2005 %	2004 $ million	2004 %
Within 1 year	**34,235**	**49.0**	33,566	49.4
Over 1 year but within 3 years	**8,572**	**12.3**	9,293	13.7
Over 3 years but within 5 years	**6,788**	**9.7**	5,898	8.6
Over 5 years	**20,250**	**29.0**	19,220	28.3
Total gross customer loans	**69,846**	**100.0**	67,977	100.0

Deposits

Total deposits of $114,958 million as at 31 December 2005 increased 7.2% over the $107,213 million as at 31 December 2004, contributed mainly by higher customer deposits.

As at 31 December 2005, customer deposits accounted for 74.4% of total deposits.

Deposits analysed by product group

	2005 $ million	2005 %	2004 $ million	2004 %
Banker deposits	**29,456**	**25.6**	28,194	26.3
Customer deposits				
Fixed rate deposits	**54,947**	**47.8**	50,933	47.5
Current, savings and other deposits	**30,556**	**26.6**	28,086	26.2
	85,503	**74.4**	79,019	73.7
Total deposits	**114,958**	**100.0**	107,213	100.0

Deposits analysed by remaining maturity

	2005 $ million	2005 %	2004 $ million	2004 %
Within 1 year	**111,985**	**97.4**	104,729	97.7
Over 1 year but within 3 years	**1,117**	**1.0**	1,412	1.3
Over 3 years but within 5 years	**816**	**0.7**	903	0.8
Over 5 years	**1,041**	**0.9**	169	0.2
Total deposits	**114,958**	**100.0**	107,213	100.0

Loans/Deposits ratio

With the 8.2% increase in customer deposits outpacing the 4.4% increase in net customer loans, the loans-to-deposits ratio decreased 2.9% points to 78.5% as at 31 December 2005.



Loans/Deposits ratio
125
100
75
50
25
0
$ billion
90
80
70
60
50
40
%
84.9
81.4
78.5
59.3
69.9
64.3
79.0
67.1
85.5
2003
2004
2005
Net customer loans
Customer deposits
Loans/Deposits ratio

Shareholders' equity

Shareholders' equity as at 31 December 2005 was $14,929 million, representing an increase of 11.1% over the $13,439 million as at 31 December 2004, mainly from the issuance of US$500 million SPV-A preference shares and profit for the financial year.

As at 31 December 2005, the Group's unrealised revaluation surplus on properties and securities was $1,564 million which was not incorporated into the financial statements.

	2005 $ million	2004 $ million	Variance %
Shareholders' equity	**14,929**	13,439	11.1
Add: Unrealised revaluation surplus			
Properties	**1,212**	1,098	10.4
Securities	**352**	464	(24.1)
	1,564	1,562	0.1
Shareholders' equity including revaluation surplus	**16,493**	15,001	9.9
Net Asset Value (NAV) per share ($)	**9.71**	8.75	11.0
Revaluation surplus per share ($)	**1.02**	1.02	–
Revalued NAV per share ($)	**10.73**	9.77	9.8

Capital Adequacy Ratios

The Group's capital management policy is to maintain a strong capital position to support its growth, both organically and through acquisitions.

As at 31 December 2005, the Group's total Capital Adequacy Ratio ("CAR") of 16.1% was 6.1% points above the minimum of 10% set by Monetary Authority of Singapore ("MAS"). It was 0.5% point higher than the total CAR of 15.6% as at 31 December 2004, mainly attributed to profit for the financial year and the issuance of the US$500 million SPV-A preference shares which qualifies for tier 1 capital, partly offset by higher risk-weighted assets as a result of the consolidation of Bank Buana and increase in placements with banks and financial derivatives.

The Group's tier 1 CAR of 11.0% as at 31 December 2005 was the same as that as at 31 December 2004, and 4.0% points higher than the minimum of 7% set by MAS.

	2005 $ million	2004 $ million
Capital		
Tier 1 Capital		
Share capital	**1,538**	1,536
Subsidiary preference shares	**832**	–
Disclosed reserves/other	**12,393**	11,910
Deduction of intangible assets	**(4,284)**	(4,008)
	10,479	9,438
Upper Tier 2 Capital		
Cumulative collective impairment/other	**1,171**	1,079
Subordinated notes	**5,486**	5,550
	6,657	6,629
Deductions from Tier 1 and Upper Tier 2 Capital	**(1,816)**	(2,623)
Total capital	**15,320**	13,444
Risk-weighted assets (including market risk)	**95,285**	85,966
Capital adequacy ratios		
Tier 1 capital	**11.0%**	11.0%
Total capital	**16.1%**	15.6%

United Overseas Bank Limited

(Incorporated in Singapore)

and its Subsidiaries

Financial Statements



UOB
VISA wave
UOB
UOB
UOB
Fixed Deposit Passbook

The directors are pleased to present their report to the members together with the audited financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") for the financial year ended 31 December 2005.

Directors

The directors of the Bank in office at the date of this report are:

Mr Wee Cho Yaw *(Chairman)*
Mr Wee Ee Cheong *(Deputy Chairman)*
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Wong Meng Meng
Mr Yeo Liat Kok Philip
Mr Tan Kok Quan
Prof Lim Pin
Mr Ng Boon Yew
Mr Lien Jown Leam Michael *(appointed on 3 May 2005)*

Arrangements to enable directors to acquire shares or debentures

Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB 1999 Share Option Scheme as set out in this report.

Directors' interests in shares or debentures

(a) The following directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Singapore Companies Act, an interest in shares of the Bank or related corporations as stated below:

	Direct interest		Deemed interest	
	At 31.12.2005	At 1.1.2005 or date of appointment, if later	**At 31.12.2005**	At 1.1.2005 or date of appointment, if later
Ordinary shares of $1 each				
The Bank				
Mr Wee Cho Yaw	**16,390,248**	16,390,248	**245,208,142**	211,708,142
Mr Wee Ee Cheong	**2,794,899**	2,794,899	**146,085,251**	146,085,251
Mr Ngiam Tong Dow	**–**	–	**8,600**	8,600
Prof Cham Tao Soon	**–**	–	**6,520**	6,520
Mr Wong Yuen Weng Ernest *(resigned on 1 January 2006)*	**50,000**	50,000	**–**	–
Mr Tan Kok Quan	**–**	–	**74,475**	74,475
Mr Ng Boon Yew	**–**	–	**5,280**	5,280
United Overseas Insurance Limited				
Mr Wee Cho Yaw	**25,400**	25,400	**–**	–

(b) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2006 (being the 21st day after the end of the financial year).

Directors' contractual benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Bank has received or become entitled to receive a benefit by reason of a contract made by the Bank or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest, except that certain directors received remuneration from related corporations in their capacity as directors and/or executives of those corporations.

Directors' fees and other remuneration

Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2005 are as follows:

	Directors' fees %	Base or fixed salary %	Variable/ performance bonus %	Benefits-in-kind and other %	Total %
$8,250,000 to $8,499,999					
Mr Wee Cho Yaw	3.0	9.7	86.9	0.4	100.0
$3,000,000 to $3,249,999					
Mr Wee Ee Cheong	3.8	19.8	73.0	3.4	100.0
Below $250,000					
Mr Koh Beng Seng *(resigned on 16 February 2005)*	11.1	80.7	–	8.2	100.0
Mr Ngiam Tong Dow	100.0	–	–	–	100.0
Prof Cham Tao Soon	100.0	–	–	–	100.0
Mr Wong Yuen Weng Ernest *(resigned on 1 January 2006)*	100.0	–	–	–	100.0
Mr Wong Meng Meng	100.0	–	–	–	100.0
Mr Yeo Liat Kok Philip	100.0	–	–	–	100.0
Mr Tan Kok Quan	100.0	–	–	–	100.0
Prof Lim Pin	100.0	–	–	–	100.0
Mrs Lien Wen Hsien Margaret *(resigned on 30 April 2005)*	100.0	–	–	–	100.0
Mr Ng Boon Yew	100.0	–	–	–	100.0
Mr Lien Jown Leam Michael *(appointed on 3 May 2005)*	100.0	–	–	–	100.0

Share options

(a) On 6 October 1999, the Bank's equity holders approved the adoption of the UOB 1999 Share Option Scheme (hereinafter called the "Scheme") to replace the UOB Executives' Share Option Scheme. Under the Scheme, options may be granted to employees in the corporate grade of Vice President (or equivalent rank) and above and selected employees below the corporate grade of Vice President (or equivalent rank) of the Bank and its subsidiaries, and to directors and controlling equity holders, subject to certain conditions. Share options granted under the Scheme in 1999 had expired at the end of its option period on 26 December 2004. Particulars of the share options granted under the Scheme in 2000, 2003 and 2004 (hereinafter called "Options 2000", "Options 2003" and "Options 2004" respectively) have been set out in the Directors' Reports for the financial years ended 31 December 2000, 2003 and 2004 respectively.

(b) Statutory and other information regarding the options under the Scheme is as follows:

(i)

Options	Option period	Offer price $
2000	11 December 2001 to 10 December 2005	12.90
2003	6 June 2004 to 5 June 2008	11.67
2004	29 November 2005 to 28 November 2009	13.67

(ii) The share options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the participant or the take-over or winding up of the Bank. Further details of the Scheme are set out in the circulars to equity holders dated 10 September 1999.

(iii) Since the commencement of the Scheme, no participant received 5% or more of the total options available under the Scheme and no options were granted to controlling equity holders (or their associates). No options were granted at a discount during the financial year. No options were granted to the directors of the Bank during the financial year and no options granted to the directors of the Bank since the commencement of the Scheme remained outstanding at the balance sheet date.

(iv) The holders of the Bank's options have no right to participate, by virtue of the options, in any share issue of any other company.

(c) The Scheme is administered by the Remuneration Committee, which comprises the following directors:

Mr Wee Cho Yaw *(Chairman)*
Prof Cham Tao Soon
Mr Yeo Liat Kok Philip
Prof Lim Pin

(d) During the financial year, the Bank issued 1,588,000 ordinary shares of $1 each to option holders who exercised their rights in connection with the Scheme as follows:

Year options granted	Subscription price per share, paid in cash	Number of ordinary shares of $1 each in the Bank
	$	
2000	12.90	722,000
2003	11.67	806,000
2004	13.67	60,000
		1,588,000

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(e) Unissued ordinary shares of $1 each under option in connection with the Scheme as at 31 December 2005 comprise the following:

Year options granted	Exercise price	Expiry date	Number of shares
	$		
2003	11.67	6 June 2008	563,000
2004	13.67	29 November 2009	1,907,000
			2,470,000

Audit Committee

The Audit Committee comprises four members, all of whom are non-executive independent directors. The members of the Audit Committee at the date of this report are as follows:

Prof Cham Tao Soon *(Chairman)*
Mr Yeo Liat Kok Philip
Mr Tan Kok Quan
Mr Ng Boon Yew *(appointed on 10 February 2006)*

The Audit Committee has reviewed the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and interested person transactions. The reviews were made with the internal and external auditors, the financial controller and/or other senior management staff, as appropriate. The Audit Committee has also carried out the functions required of the Committee under the Code of Corporate Governance and the Guidelines on Corporate Governance for Banks, Financial Holding Companies and Direct Insurers which are incorporated in Singapore.

The Audit Committee has also considered the financial, business and professional relationships between the external auditors and the Bank. It is of the view that the relationships are not incompatible with maintaining the independence of the external auditors.

Auditors

The Audit Committee has nominated Messrs Ernst & Young for re-appointment as auditors of the Bank and Messrs Ernst & Young have expressed their willingness to be re-appointed.

On behalf of the Board of Directors,

Wee Cho Yaw	**Wee Ee Cheong**
Chairman	Deputy Chairman

Singapore
23 February 2006

We, Wee Cho Yaw and Wee Ee Cheong, being two of the directors of United Overseas Bank Limited, do hereby state that, in the opinion of the directors:

(a) the accompanying balance sheets, profit and loss accounts, statements of changes in equity and consolidated cash flow statement together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2005, the results of the business and changes in equity of the Bank and the Group and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors,

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

Singapore
23 February 2006

Auditors' Report to the Members of United Overseas Bank Limited

for the financial year ended 31 December 2005

We have audited the accompanying financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") as set out on pages 89 to 186 for the financial year ended 31 December 2005. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements of the Bank and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards, including the modification of the requirements of FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by Notice to Banks No. 612 'Credit Files, Grading and Provisioning' issued by the Monetary Authority of Singapore, so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2005, the results of the Bank and of the Group and changes in equity of the Bank and of the Group and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Bank and by its subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

Singapore
23 February 2006

Profit and Loss Accounts

for the financial year ended 31 December 2005

	Note	The Group 2005 $'000	The Group 2004 $'000	The Bank 2005 $'000	The Bank 2004 $'000
Interest income	3	**4,881,743**	3,661,340	**3,833,478**	2,866,298
Less: Interest expense	4	**2,534,226**	1,506,444	**2,118,930**	1,171,563
Net interest income		**2,347,517**	2,154,896	**1,714,548**	1,694,735
Dividend income	5	**59,594**	42,983	**239,444**	304,497
Fee and commission income	6	**899,600**	705,897	**448,369**	427,381
Rental income		**63,897**	64,578	**36,282**	37,427
Other operating income	7	**390,714**	290,389	**653,803**	172,457
Income before operating expenses		**3,761,322**	3,258,743	**3,092,446**	2,636,497
Less:					
Staff costs	8	**683,566**	587,453	**388,450**	363,748
Other operating expenses	9	**740,374**	639,355	**484,055**	464,200
Total operating expenses		**1,423,940**	1,226,808	**872,505**	827,948
Operating profit before amortisation and impairment charges		**2,337,382**	2,031,935	**2,219,941**	1,808,549
Less: Intangible assets amortised/ impaired	11	**59,980**	213,630	**–**	189,959
Less: Other impairment charges	12	**173,531**	208,705	**5,892**	90,685
Operating profit after amortisation and impairment charges		**2,103,871**	1,609,600	**2,214,049**	1,527,905
Share of profit of associates		**99,854**	307,265	**–**	–
Profit before tax		**2,203,725**	1,916,865	**2,214,049**	1,527,905
Less: Tax	13a	**472,322**	450,432	**363,512**	337,671
Profit for the financial year		**1,731,403**	1,466,433	**1,850,537**	1,190,234
Attributable to:					
Equity holders of the Bank		**1,709,206**	1,451,769	**1,850,537**	1,190,234
Minority interests		**22,197**	14,664	**–**	–
		1,731,403	1,466,433	**1,850,537**	1,190,234
Earnings per share:	14				
Basic		**111 cents**	93 cents		
Diluted		**111 cents**	93 cents		

The accounting policies and explanatory notes form an integral part of the financial statements.

Balance Sheets
as at 31 December 2005

	Note	The Group 2005 $'000	The Group 2004 $'000	The Bank 2005 $'000	The Bank 2004 $'000
Equity					
Share capital	15	**1,537,843**	1,536,255	**1,537,843**	1,536,255
Subsidiary preference shares	16	**831,550**	–	–	–
Capital reserves	17	**4,359,925**	4,249,917	**4,390,810**	4,227,906
Statutory reserve	18	**3,019,865**	2,922,297	**2,645,722**	2,553,172
Revenue reserves	19	**4,962,937**	4,606,878	**3,907,394**	3,395,005
Share of reserves of associates	20	**216,542**	123,405	–	–
Equity attributable to equity holders of the Bank		**14,928,662**	13,438,752	**12,481,769**	11,712,338
Minority interests		**291,056**	148,306	–	–
Total equity		**15,219,718**	13,587,058	**12,481,769**	11,712,338
Liabilities					
Deposits and balances of					
Banks and agents		**29,455,531**	28,194,097	**27,960,008**	26,196,438
Non-bank customers		**85,502,760**	79,018,770	**66,481,295**	62,354,537
Subsidiaries		–	–	**2,448,464**	1,668,594
	21	**114,958,291**	107,212,867	**96,889,767**	90,219,569
Bills and drafts payable		**303,181**	256,188	**93,493**	66,091
Derivative financial liabilities	40	**3,775,894**	2,703,121	**3,706,279**	2,637,563
Other liabilities	22	**3,098,291**	3,495,491	**928,478**	1,532,205
Tax payables		**537,209**	522,827	**473,885**	476,868
Deferred tax liabilities	13b	**71,896**	11,717	**39,947**	273
Debts issued	23	**7,108,290**	7,089,297	**6,833,994**	6,079,974
Total liabilities		**129,853,052**	121,291,508	**108,965,843**	101,012,543
Total equity and liabilities		**145,072,770**	134,878,566	**121,447,612**	112,724,881
Off-balance sheet items					
Contingent liabilities	39	**11,475,035**	10,001,219	**9,536,694**	8,160,152
Financial derivatives	40	**590,802,496**	278,085,916	**590,824,336**	269,758,270
Commitments	41	**42,545,092**	39,275,821	**33,049,044**	30,593,118

	Note	The Group 2005 $'000	The Group 2004 $'000	The Bank 2005 $'000	The Bank 2004 $'000
Assets					
Cash, balances and placements with central banks	24	**11,925,148**	11,653,014	**8,641,415**	8,109,433
Singapore Government treasury bills and securities	25	**6,883,521**	6,652,762	**6,799,634**	6,558,506
Other government treasury bills and securities	26	**2,088,563**	1,723,186	**1,472,680**	1,373,878
Trading securities	27	**624,887**	438,934	**228,461**	124,573
Placements and balances with banks and agents	28	**27,969,872**	23,942,988	**25,983,564**	22,349,699
Trade bills	29	**1,135,803**	1,497,768	**399,064**	214,429
Advances to customers	29	**65,326,737**	62,720,387	**50,875,801**	50,356,374
Placements with and advances to subsidiaries		**–**	–	**2,056,019**	1,828,628
Derivative financial assets	40	**3,640,632**	2,884,689	**3,609,187**	2,854,211
Assets pledged	30a	**4,668,203**	4,236,716	**2,642,992**	2,881,180
Assets held for sale	31	**606,240**	–	**423,538**	–
Investment securities	32	**10,122,392**	8,608,545	**8,664,671**	6,802,650
Other assets	33	**2,871,055**	3,006,821	**1,342,721**	1,410,849
Investment in associates	34	**1,000,174**	1,702,393	**346,410**	842,870
Investment in subsidiaries	35	**–**	–	**3,664,665**	2,697,667
Fixed assets	37	**1,872,205**	1,862,434	**1,100,220**	1,116,994
Deferred tax assets	13b	**67,598**	72,200	**14,751**	21,121
Intangible assets	11	**4,269,740**	3,875,729	**3,181,819**	3,181,819
Total assets		**145,072,770**	134,878,566	**121,447,612**	112,724,881

The accounting policies and explanatory notes form an integral part of the financial statements.

Statements of Changes in Equity

for the financial year ended 31 December 2005

		The Group								
		Equity attributable to equity holders of the Bank								
	Note	Share capital $'000	Subsidiary preference shares $'000	Capital reserves $'000	Statutory reserve $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000	Minority interests $'000	Total equity $'000
2005										
Balance at 1 January 2005										
As previously reported		1,536,255	–	4,249,917	2,922,297	4,606,878	123,405	13,438,752	148,306	13,587,058
Adjustments due to FRS39		–	–	169,378	–	(206,295)	–	(36,917)	8,131	(28,786)
As restated		1,536,255	–	4,419,295	2,922,297	4,400,583	123,405	13,401,835	156,437	13,558,272
Currency translation adjustments	17a	–	–	(16,278)	–	–	–	(16,278)	(2,615)	(18,893)
Available-for-sale assets	17a									
Net change in fair value		–	–	(6,679)	–	–	–	(6,679)	(593)	(7,272)
Transferred to profit and loss account on disposal/impairment		–	–	(68,524)	–	–	–	(68,524)	333	(68,191)
Share of associates' reserves	17a,20	–	–	17,751	–	–	134,652	152,403	–	152,403
Transfer to revenue reserves upon disposal/liquidation of associates	19a,20	–	–	–	–	41,515	(41,515)	–	–	–
Other adjustments	17a,19a	–	–	(2,684)	–	(5,268)	–	(7,952)	177	(7,775)
Total gains/(losses) recognised directly in equity		–	–	(76,414)	–	36,247	93,137	52,970	(2,698)	50,272
Profit for the financial year		–	–	–	–	1,709,206	–	1,709,206	22,197	1,731,403
Total recognised gains/(losses) for the financial year		–	–	(76,414)	–	1,745,453	93,137	1,762,176	19,499	1,781,675
Transfer from/(to) revenue reserves	17a,18, 19a	–	–	(3,048)	97,568	(94,520)	–	–	–	–
Change in minority interests		–	–	–	–	–	–	–	119,489	119,489
Dividends	19a	–	–	–	–	(1,088,579)	–	(1,088,579)	(4,369)	(1,092,948)
Grant of share options under share option scheme	17a	–	–	2,140	–	–	–	2,140	–	2,140
Issue of shares under share option scheme	15b,17a	1,588	–	17,952	–	–	–	19,540	–	19,540
Issue of subsidiary preference shares	16	–	831,550	–	–	–	–	831,550	–	831,550
Balance at 31 December 2005		1,537,843	831,550	4,359,925	3,019,865	4,962,937	216,542	14,928,662	291,056	15,219,718

		The Group							
		Equity attributable to equity holders of the Bank							
	Note	Share capital $'000	Capital reserves $'000	Statutory reserve $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000	Minority interests $'000	Total equity $'000
2004									
Balance at 1 January 2004		1,571,664	4,242,284	2,859,850	4,464,952	143,285	13,282,035	155,103	13,437,138
Currency translation adjustments	17a	–	(36,731)	–	–	–	(36,731)	(180)	(36,911)
Share of associates' reserves	20	–	–	–	–	(18,730)	(18,730)	–	(18,730)
Transfer to revenue reserves upon disposal/liquidation of associates	19a,20	–	–	–	1,150	(1,150)	–	–	–
Other adjustments	17a	–	2,681	–	–	–	2,681	131	2,812
Total gains/(losses) recognised directly in equity		–	(34,050)	–	1,150	(19,880)	(52,780)	(49)	(52,829)
Profit for the financial year		–	–	–	1,451,769	–	1,451,769	14,664	1,466,433
Total recognised gains/(losses) for the financial year		–	(34,050)	–	1,452,919	(19,880)	1,398,989	14,615	1,413,604
Transfer from/(to) revenue reserves	17a,18, 19a	–	(5,834)	62,447	(56,613)	–	–	–	–
Change in minority interests		–	–	–	–	–	–	(18,183)	(18,183)
Dividends	19a	–	–	–	(754,570)	–	(754,570)	(3,229)	(757,799)
Share buy-back	15b,17a, 19a	(36,417)	36,417	–	(499,810)	–	(499,810)	–	(499,810)
Issue of shares under share option scheme	15b,17a	1,008	11,100	–	–	–	12,108	–	12,108
Balance at 31 December 2004		1,536,255	4,249,917	2,922,297	4,606,878	123,405	13,438,752	148,306	13,587,058

The movements of the respective reserve accounts are presented in Notes 15 to 20.

The accounting policies and explanatory notes form an integral part of the financial statements.

	Note	Share capital $'000	Capital reserves $'000	The Bank Statutory reserve $'000	Revenue reserves $'000	Total equity $'000
2005						
Balance at 1 January 2005						
As previously reported		**1,536,255**	**4,227,906**	**2,553,172**	**3,395,005**	**11,712,338**
Adjustments due to FRS39		**–**	**121,874**	**–**	**(157,019)**	**(35,145)**
As restated		**1,536,255**	**4,349,780**	**2,553,172**	**3,237,986**	**11,677,193**
Currency translation adjustments	17b	**–**	**1,476**	**–**	**–**	**1,476**
Available-for-sale assets	17b					
Net change in fair value		**–**	**57,520**	**–**	**–**	**57,520**
Transferred to profit and loss account on disposal/impairment		**–**	**(38,058)**	**–**	**–**	**(38,058)**
Total gains recognised directly in equity		**–**	**20,938**	**–**	**–**	**20,938**
Profit for the financial year		**–**	**–**	**–**	**1,850,537**	**1,850,537**
Total recognised gains for the financial year		**–**	**20,938**	**–**	**1,850,537**	**1,871,475**
Transfer from/(to) revenue reserves	18,19b	**–**	**–**	**92,550**	**(92,550)**	**–**
Dividends	19b	**–**	**–**	**–**	**(1,088,579)**	**(1,088,579)**
Grant of share options under share option scheme	17b	**–**	**2,140**	**–**	**–**	**2,140**
Issue of shares under share option scheme	15b,17b	**1,588**	**17,952**	**–**	**–**	**19,540**
Balance at 31 December 2005		**1,537,843**	**4,390,810**	**2,645,722**	**3,907,394**	**12,481,769**
2004						
Balance at 1 January 2004		1,571,664	4,180,133	2,493,172	3,514,142	11,759,111
Currency translation adjustments	17b	–	5,265	–	–	5,265
Total gains recognised directly in equity		–	5,265	–	–	5,265
Profit for the financial year		–	–	–	1,190,234	1,190,234
Total recognised gains for the financial year		–	5,265	–	1,190,234	1,195,499
Transfer from/(to) revenue reserves	17b,18,19b	–	(5,009)	60,000	(54,991)	–
Dividends	19b	–	–	–	(754,570)	(754,570)
Share buy-back	15b,17b,19b	(36,417)	36,417	–	(499,810)	(499,810)
Issue of shares under share option scheme	15b,17b	1,008	11,100	–	–	12,108
Balance at 31 December 2004		1,536,255	4,227,906	2,553,172	3,395,005	11,712,338

The movements of the respective reserve accounts are presented in Notes 15 to 19.

The accounting policies and explanatory notes form an integral part of the financial statements.

	2005 $'000	2004 $'000
Cash flows from operating activities		
Operating profit before amortisation and impairment charges	**2,337,382**	2,031,935
Adjustments for		
Depreciation of fixed assets	**139,535**	124,701
Net gain on disposal of assets	**(140,435)**	(95,792)
Operating profit before working capital changes	**2,336,482**	2,060,844
Changes in working capital		
Increase in deposits	**5,538,455**	12,664,532
Increase in bills and drafts payable	**40,675**	14,192
Increase/(decrease) in other liabilities	**692,062**	(359,756)
(Increase)/decrease in trading securities	**(142,914)**	85,572
Increase in placements and balances with banks and agents	**(4,377,479)**	(6,384,549)
Increase in trade bills and advances to non-bank customers	**(1,396,886)**	(935,391)
Decrease/(increase) in government treasury bills and securities not qualifying as cash and cash equivalents	**759,115**	(835,298)
Increase in other assets	**(876,810)**	(512,873)
Cash generated from operations	**2,572,700**	5,797,273
Income tax paid	**(415,206)**	(366,367)
Net cash provided by operating activities	**2,157,494**	5,430,906
Cash flows from investing activities		
Net cash flow on (acquisition)/disposal of		
Investment securities and associates	**(1,309,691)**	(2,993,027)
Fixed assets	**(65,655)**	(62,993)
Net cash inflow/(outflow) on acquisition of subsidiaries	**42,241**	(217,321)
Acquisition of additional interests in subsidiaries	**(48,924)**	(34,637)
Net dividends received from associates	**52,004**	167,829
Net cash used in investing activities	**(1,330,025)**	(3,140,149)
Cash flows from financing activities		
Proceeds from issue of shares	**851,090**	12,108
Net (decrease)/increase in debts issued	**(80,596)**	2,809,850
Share buy-back	**–**	(499,810)
Dividends paid by the Bank	**(738,002)**	(754,570)
Dividends paid by subsidiaries to minority equity holders	**(4,369)**	(3,229)
Net cash provided by financing activities	**28,123**	1,564,349
Currency translation adjustments	**(16,278)**	(36,731)
Net increase in cash and cash equivalents for the financial year	**839,314**	3,818,375
Cash and cash equivalents at beginning of the financial year	**20,057,918***	16,210,587
Cash and cash equivalents at end of the financial year (Note 42)	**20,897,232**	20,028,962

* *Restated upon adoption of FRS39*

The accounting policies and explanatory notes form an integral part of the financial statements.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. Corporate information

United Overseas Bank Limited (the "Bank") is a limited liability company incorporated in Singapore. The registered office of the Bank is at 80 Raffles Place, UOB Plaza, Singapore 048624.

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore. The principal activities of its subsidiaries are set out in Note 47 to the financial statements. There has been no significant change in the nature of these activities during the financial year.

2. Summary of significant accounting policies

(a) **Basis of preparation**

The financial statements of the Bank and its subsidiaries (the "Group") have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Companies Act, Cap. 50, including the modification of the requirements of FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by Notice to Banks No. 612 'Credit Files, Grading and Provisioning' issued by the Monetary Authority of Singapore ("MAS").

The financial statements have been prepared under the historical cost convention, modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities at fair value through profit and loss and all financial derivatives. In addition, the carrying amount of assets and liabilities that are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks.

The financial statements are presented in Singapore Dollars.

(b) **Changes in accounting policies**

The accounting policies applied by the Group are consistent with those used in the previous financial year except for changes arising from the adoption of the following new and revised FRS with effect from 1 January 2005:

New FRS

(i) FRS39 Financial Instruments: Recognition and Measurement

The Group adopted FRS39 on 1 January 2005 and classified and measured its financial assets and financial liabilities in accordance with the standard as described under Note 2h.

The standard was applied prospectively with opening balances of the financial assets and financial liabilities at 1 January 2005 restated. For financial assets and financial liabilities measured at fair value through profit and loss, including all financial derivatives not qualified for hedge accounting, differences between the carrying amounts and fair values were recognised in retained profits. For available-for-sale assets, differences between the carrying amounts and fair values were taken to fair value reserve. For financial assets and financial liabilities carried at amortised cost, differences between the carrying amounts and amortised costs net of provision for impairment were recognised in retained profits.

The impact on the financial statements of the Bank and the Group as at 1 January 2005 upon initial adoption of the standard is as follows:

	Increase/(Decrease)	
	The Group	**The Bank**
	$'000	**$'000**
Fair value reserve	169,378	121,874
Retained profits	(206,295)	(157,019)
Minority interests	8,131	–
Total equity	(28,786)	(35,145)
Deposits and balances of non-bank customers	(68,062)	(68,062)
Other liabilities (include derivative financial liabilities)	(68,375)	(122,215)
Debts issued	50,755	50,755
Total liabilities	(85,682)	(139,522)
Cash, balances and placements with central banks and banks and agents	(373)	(374)
Singapore Government treasury bills and securities	20,219	19,198
Other government treasury bills and securities	8,918	6,343
Trading securities	(16,140)	–
Trade bills and advances to non-bank customers	(112,044)	(111,224)
Investment securities	245,724	172,047
Other assets (include derivative financial assets)	(260,772)	(260,657)
Total assets	(114,468)	(174,667)

(ii) FRS102 Share-based Payment

The main implication of FRS102 to the Group is the recognition of an expense and a corresponding entry to equity for share options granted to qualifying employees under the UOB 1999 Share Option Scheme. In accordance with the transitional provision of FRS102, the requirement was applied to share options granted after 22 November 2002 and that had not vested on 1 January 2005. The adoption of the standard has no material impact on the financial statements of the Bank and the Group.

2. Summary of significant accounting policies *(cont'd)*

(b) **Changes in accounting policies** *(cont'd)*

(iii) FRS103 Business Combinations, FRS36 (revised) Impairment of Assets and FRS38 (revised) Intangible Assets

FRS103 has been applied for business combinations on or after 1 January 2005. Under the standard, the Group is permitted to recognise only liabilities that exist in the acquiree's financial statements on acquisition. Prior to 1 January 2005, the Group could recognise restructuring provision regardless of whether it had been recognised by the acquiree.

The adoption of FRS103 and revised FRS36 has also resulted in the Group ceasing goodwill amortisation and commencing impairment testing at cash-generating unit level annually or more frequently if events or changes in circumstances indicate that the carrying amount of the cash-generating unit, including the goodwill allocated to it, may be impaired. Consequently, no goodwill amortisation was recorded for the financial year, while goodwill amortisation of $189,959,000 and $213,630,000 for the Bank and the Group respectively were recognised for the financial year 2004.

The transitional provisions of FRS103 have required the Group to eliminate the accumulated goodwill amortisation against the goodwill on 1 January 2005 (Note 11).

(iv) FRS105 Non-current Assets Held for Sale and Discontinued Operations

FRS105 requires assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell.

Certain of the Group's investments have been identified and classified as assets held for sale. Prior to the adoption of FRS105, these assets were classified as investment securities and investment in associates.

Revised FRS

(v) The Group has also adopted the following revised standards mandatory for annual financial periods beginning on or after 1 January 2005 and comparative figures have been restated where applicable:

- FRS1 Presentation of Financial Statements
- FRS8 Accounting Policies, Changes in Accounting Estimates and Errors
- FRS10 Events after the Balance Sheet Date
- FRS16 Property, Plant and Equipment
- FRS17 Leases
- FRS21 The Effects of Changes in Foreign Exchange Rates
- FRS24 Related Party Disclosures
- FRS27 Consolidated and Separate Financial Statements
- FRS28 Investments in Associates
- FRS31 Interests in Joint Ventures
- FRS32 Financial Instruments: Disclosure and Presentation
- FRS33 Earnings Per Share

The adoption of the above revised FRS did not result in any significant change in the accounting policies.

FRS and INT FRS not yet effective

(vi) The Group has not applied the following FRS and INT FRS deemed applicable to the activities of the Group that have been issued but effective after 31 December 2005:

- INT FRS104 Determining whether an arrangement contains a lease
  (effective for annual financial periods beginning on or after 1 January 2006)

  INT FRS104 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement, and whether the arrangement is dependent on the use of a specific asset or assets and conveys a right to use the asset.

- FRS40 Investment Property
  (effective for annual financial periods beginning on or after 1 January 2007)

  FRS40 permits an entity to measure its properties either at fair value with fair value changes taken to the profit and loss account (Fair Value Model), or at cost less accumulated depreciation and provision for impairment (Cost Model). A lessee may account for an operating lease property as an investment property if it meets the definition of investment property and apply the Fair Value Model to the property. The Group will examine the implication of the standard closely before the measurement model is selected.

(c) **Significant accounting estimates and judgements**

Preparation of the financial statements involved making certain estimates, assumptions concerning the future and judgements. They affect the accounting policies applied, amounts of assets, liabilities, income and expenses reported and disclosures made. They are assessed on an on-going basis and are based on experience and relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

(d) **Basis of consolidation**

The consolidated financial statements comprise the financial statements of the Bank and its subsidiaries as at the balance sheet date. Consistent accounting policies are applied for like transactions and events in similar circumstances.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. Inter-company transactions and balances are eliminated.

Acquisition of subsidiaries is accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Goodwill is accounted for in accordance with Note 2p(i).

2. Summary of significant accounting policies *(cont'd)*

(d) Basis of consolidation *(cont'd)*

Minority interests represent the portion of profit or loss and net assets in subsidiaries not belonged to the equity holders of the Bank. They are disclosed separately in the consolidated profit and loss account and balance sheet accordingly.

Financial statements of special purpose entities ("SPE") are consolidated where the SPE are, in substance, controlled by the Group.

(e) Investment in subsidiaries

A subsidiary is an entity over which the Group has the power to govern its financial and operating policies. The Group generally has such power when it directly or indirectly holds more than 50% of the issued share capital, or controls more than half the voting power or the composition of the board of directors.

Investment in subsidiaries is stated at cost less provision for impairment, if any, determined on an individual basis.

(f) Investment in associates

An associate is an entity, not being a subsidiary or a joint venture, in which the Group has significant influence. This generally coincides with the Group having between 20% and 50% of the voting powers or representation on the board of directors.

The Group's investment in associates is accounted for using the equity method from the date the Group obtains significant influence over the associate until the date the Group ceases to have significant influence or when the assets held-for-sale criteria under FRS105 is satisfied.

Under the equity method, the Group's investment in an associate is carried in the balance sheet at cost (including goodwill on acquisition), plus post-acquisition changes in the Group's share of net assets of the associate, less provision for impairment, if any, determined on an individual basis. The Group's share of results of the associate is recognised in the consolidated profit and loss account. Consistent accounting policies are applied for like transactions and events in similar circumstances.

In the Bank's separate financial statements, investment in associates is stated at cost less provision for impairment, if any, determined on an individual basis.

(g) **Foreign currencies**

(i) Foreign currency transactions

Transactions in foreign currencies are recorded, on initial recognition, in the respective functional currencies of the Bank and its subsidiaries at exchange rates approximating those ruling at the transaction dates. Monetary assets and monetary liabilities denominated in foreign currencies are translated at closing rate of exchange ruling at the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at balance sheet date are recognised in the profit and loss account, except for exchange differences arising from monetary items that form part of the Group's net investment in foreign subsidiaries, which are recognised initially in a separate component of equity as foreign currency translation reserve in the consolidated balance sheet, and in the consolidated profit and loss account on disposal of the subsidiary. In the Bank's separate financial statements, such exchange differences are recognised in the profit and loss account.

Exchange differences arising from foreign currency borrowings that provide a hedge against a net investment in a foreign operation are taken directly to the foreign currency translation reserve until the disposal of the net investment, at which time they are recognised in the profit and loss account. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in the foreign currency translation reserve.

(ii) Foreign currency translation

Revenue and expenses of foreign operations are translated into Singapore Dollars at the average exchange rates for the financial year, which approximate the exchange rates at the transaction dates. Foreign operations' assets and liabilities are translated at the exchange rates ruling at the balance sheet date.

All resultant exchange differences are recognised in a separate component of equity as foreign currency translation reserve, and are taken to the profit and loss upon disposal of the foreign operations.

Goodwill and fair value adjustments arising on the acquisition of foreign operations on or after 1 January 2005 are treated as assets and liabilities of the foreign operations and are recorded in the functional currency of the foreign operations and translated at the closing rate at the balance sheet date. For acquisitions prior to 1 January 2005, goodwill and fair value adjustments were treated as assets and liabilities of the parent company and were recorded in Singapore Dollars at the rate prevailing at the date of acquisition.

2. Summary of significant accounting policies *(cont'd)*

(h) Financial assets and financial liabilities

(i) Classification and measurement

Financial assets and liabilities within the scope of FRS39 are classified and accordingly measured as follows:

Financial assets/liabilities at fair value through profit and loss

- Held for trading
  Financial assets and financial liabilities are classified as held for trading if they are acquired for short-term profit taking. Financial derivatives are classified as held for trading unless they are designated as hedging instruments in accordance with FRS39. Gains or losses on held for trading financial assets and financial liabilities are recognised in the profit and loss account.

- Designated as fair value through profit and loss
  These are financial assets and financial liabilities designated at inception to be measured at fair value through profit and loss account. Such designation, once made, is irrevocable.

Financial assets and financial liabilities at fair value through profit and loss are recognised initially at fair value with transaction costs taken directly to the profit and loss account, and are subsequently remeasured at fair value.

Held to maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold the assets till maturity. Such assets are initially recognised at fair value plus directly attributable transaction costs, and are subsequently carried at amortised cost using the effective interest method. Gains and losses are recognised in the profit and loss account when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such assets are initially recognised at fair value plus directly attributable transaction costs, and are subsequently carried at amortised cost using the effective interest method. Gains and losses are recognised in the profit and loss account when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale

Non-derivative financial assets that are not classified into any of the preceding categories or are designated to be available for sale are classified in this category. At initial recognition, the financial assets are recognised at fair value plus directly attributable transaction costs. They are subsequently measured at fair value with gains or losses recognised in the fair value reserve until the assets are derecognised, or determined to be impaired, at which time the cumulative gains or losses previously reported in equity are transferred to the profit and loss account.

Non-trading liabilities

Non-derivative financial liabilities not held for active trading or designated as fair value through profit and loss are initially recognised at fair value plus directly attributable transaction costs and are subsequently carried at amortised cost using the effective interest method. Gains and losses are recognised in the profit and loss account when the liabilities are derecognised, as well as through the amortisation process.

(ii) Recognition and derecognition

Financial assets and financial liabilities are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. All regular way purchases and sales of financial assets that require delivery of the assets within the period generally established by regulation or market convention, are recognised on the settlement date.

A financial asset or, where applicable, a part of a financial asset or group of similar financial assets is derecognised where:

- the contractual rights to the cash flows from the asset have expired;
- the Group retains the contractual rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third-party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset.

On the derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of a) the consideration received (including any new asset obtained less any new liability assumed) and b) any cumulative gain or loss that has been recognised in equity is recognised in the profit and loss account.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of original liability and the recognition of a new liability, and the difference in the carrying amounts of the new and original liabilities is recognised in the profit and loss account.

(iii) Impairment

Financial assets, other than those measured at fair value through profit and loss account are subject to impairment review at each balance sheet date. In general, an impairment loss is recognised when there is objective evidence that the carrying amount of an asset is below its recoverable amount.

Assets carried at amortised costs

In determining the impairment loss on loans and receivables or held-to-maturity investments which are carried at amortised costs, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The amount of the impairment loss is recognised in the profit and loss account.

Financial assets that are individually significant are assessed individually. Those not individually significant are grouped based on similar credit risks and assessed on a portfolio basis. The resulting impairment losses are referred to as individual impairment in the financial statements.

Collective impairment is made for estimated losses inherent in but not currently identifiable to the individual financial assets in accordance with the transitional arrangement set out in MAS Notice 612.

2. Summary of significant accounting policies *(cont'd)*

(h) **Financial assets and financial liabilities** *(cont'd)*

(iii) Impairment *(cont'd)*

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value as its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has occurred, the amount of the loss which is taken to the profit and loss account is measured as the difference between the carrying amount of the asset and present value of its estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed in subsequent period.

Available-for-sale financial assets

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in the profit and loss account, is transferred from equity to the profit and loss account. Reversal of impairment losses in respect of equity instruments classified as available-for-sale is recognised through equity. Reversal of impairment losses on debt instruments is recognised in the profit and loss account if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account.

(iv) Fair value measurement

The fair values of the financial assets and financial liabilities that are quoted in active markets are determined by their bid and asked prices respectively at the valuation date without any deduction for transaction costs. An active market is where price information is readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and the price information is from actual and regularly occurring market transactions on an arm's length basis.

Where the markets for certain financial instruments are not active, fair values are established using valuation techniques commonly used by market participants and based on assumptions and data observable in the market.

(i) **Assets held for sale**

Assets are classified as held for sale if their carrying amount will be recovered principally through sale rather than through continuing use. Such assets are measured at the lower of their carrying amount and fair value less costs to sell. Fixed assets held for sale are not subject to depreciation.

(j) **Cash, balances and placements with central banks, agents and banks and subsidiaries**

Cash, balances and placements with central banks, agents and banks and subsidiaries are classified as held for trading, designated as fair value through profit and loss, available-for-sale and loans and receivables.

(k) **Trade bills and advances to customers**

Trade bills and advances to customers are classified as held for trading, designated as fair value through profit and loss and loans and receivables.

(l) **Government, trading and investment securities**

Government, trading and investment securities are classified as held for trading, designated as fair value through profit and loss, available-for-sale, held-to-maturity and loans and receivables.

(m) **Financial derivatives**

Financial derivatives are initially recognised at fair value on the contracted date and are subsequently remeasured at fair value. Financial derivatives with positive and negative fair values are carried as assets and liabilities respectively in the balance sheet.

Derivatives embedded in the financial instruments are accounted for separately as derivatives if their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit and loss.

Fair value changes of financial derivatives that do not qualify for hedge accounting are taken to the profit and loss account.

(n) **Hedge accounting**

The Group adopts the following hedge accounting in accordance with FRS39:

(i) Fair value hedge

Fair value hedge is a hedge against exposure to changes in the fair value of a recognised asset or liability, or an unrecognised commitment that is attributable to a particular risk and could affect profit or loss.

The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged and the derivative is remeasured at fair value. Gains and losses from both items are taken to the profit and loss account. In the event the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item measured at amortised cost is amortised to the profit and loss account over the expected life of the hedged item.

The Group has adopted fair value hedge accounting for certain subordinated notes issued.

(ii) Hedge of net investment in a foreign operation

A hedge of net investment in a foreign operation, including monetary item that is accounted for as part of the net investment, is a hedge against exposure to the exchange rate fluctuation on net assets of the foreign operation.

The hedge is accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are taken directly to the foreign currency translation reserve while those relating to the ineffective portion are recognised in the profit and loss account. On disposal of the foreign operation, the cumulative gains or losses recognised in the reserve are transferred to the profit and loss account.

The Group identifies and documents at the inception of a hedging relationship, the hedged item, hedging instrument, nature of risk to be hedged, risk management objective and strategy for undertaking the hedge and way to assess the hedge effectiveness. Hedges are expected to be highly effective and are assessed on an on-going basis to ensure that they remain highly effective throughout the hedge period.

The Group discontinues hedge accounting if the hedging instrument expires, is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or is revoked.

2. Summary of significant accounting policies *(cont'd)*

(o) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation and provision for impairment. Fixed assets, other than land and buildings, are depreciated on a straight-line basis over 5 or 10 years.

Computer software is included in fixed assets and amortised accordingly. Freehold land and leasehold land exceeding 99 years tenure are not depreciated. Other leasehold land is depreciated on a straight-line basis over the period of the lease. Buildings are depreciated on a straight-line basis over 50 years or the lease period, whichever is shorter. The residual values, useful life and depreciation method are reviewed at each financial year-end.

The carrying amounts of fixed assets are reviewed for impairment when events or changes in circumstances indicate that the amounts may not be recoverable.

(p) Intangible assets

(i) Goodwill

Goodwill acquired in a business combination represents payment made in anticipation of future economic benefits from assets that are not capable of being individually identified and separately recognised. Goodwill on acquisitions of subsidiaries is included in intangible assets while that on acquisition of associates is included in investment in associates.

At initial recognition, goodwill is measured at cost, being the excess of the acquisition cost of business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Where the net fair value exceeds the acquisition cost, the difference, being negative goodwill, is taken to the profit and loss account. After initial recognition, goodwill is measured at cost less accumulated provision for impairment, if any. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired.

At the date of acquisition, goodwill is allocated to the cash-generating unit or group of cash-generating units expected to benefit from the synergies of the business combination. Each unit or group of units represents the lowest level at which the goodwill is monitored and is not larger than a segment based on either the Group's primary or secondary reporting format. The carrying amount of the unit or group of units is compared to its recovering amount and where the former is greater than the latter, an impairment loss is recognised.

When an operation within a unit or group of units is disposed of, goodwill associated with it is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating units retained.

(ii) Other intangible assets

Other intangible assets acquired are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination is their fair values at the date of acquisition. Subsequent to initial recognition, intangible assets are carried at costs less accumulated amortisation and accumulated impairment losses, if any.

For intangible assets with finite useful lives, they are amortised on a straight-line basis over the estimated useful lives and assessed for impairment whenever there is an indication of impairment. The amortisation charges are recognised in the profit and loss account. The useful life and amortisation method are reviewed at each financial year-end.

Intangible assets with indefinite useful lives are not amortised but reviewed and tested for impairment annually or more frequently if the events or changes in circumstances indicate that the carrying amount may be impaired either individually or at the cash-generating unit level. The useful life of the asset is reviewed annually to ensure its continuing relevance.

(q) **Tax**

(i) Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted by the balance sheet date.

(ii) Deferred tax

Deferred tax is provided using the liability method on all significant temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Deferred tax assets are recognised for all deductible temporary differences, and carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investment in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investment in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right to set off current tax assets against current tax liabilities exists and the deferred taxes relate to the same taxable entity and taxation authority.

Deferred tax relating to items recognised directly in equity is recognised in equity.

2. Summary of significant accounting policies *(cont'd)*

(r) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation where as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the effect of time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance costs.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(s) Revenue recognition

(i) Interest income is recognised on a time proportion basis using the effective interest method.

(ii) Dividend income from subsidiaries is recognised when it is declared, while that from other investments is recognised when it is received.

(iii) Fee and commission income is recognised as and when services are rendered. Where a fee is charged in lieu of interest, such fee is amortised over the same period as the related interest income is recognised using the effective interest method.

(iv) Rental income is recognised on a time proportion basis.

(t) Employee benefits

(i) Equity compensation benefits

The Group has an equity compensation plan referred to as the UOB 1999 Share Option Scheme. Under the scheme, options to subscribe for ordinary shares of $1 each in the Bank may be granted to employees in the corporate grade of Vice President (or equivalent rank) and above and selected employees below the corporate grade of Vice President (or equivalent rank) of the Bank and its subsidiaries, and to directors and controlling equity holders, subject to certain conditions.

The options have a one-year vesting period with no performance conditions attached and are exercisable at any time before the respective five-year maturity period. The cost of the options is the fair value at the option grant date. The cost is recognised as an expense in the profit and loss account with a corresponding increase in the equity over the one-year vesting period.

(ii) Post employment benefits

The Group contributes to social security schemes, including the Central Provident Fund which is defined contribution scheme. Such contributions are expensed off to the profit and loss account as part of staff costs.

(u) **Dividends**

Dividends on ordinary shares are accounted for as appropriation of retained profits in the period in which they are approved.

(v) **Repurchase and reverse repurchase agreements**

Repurchase agreements (Repo) are treated as collateralised borrowing and the amounts borrowed are shown as liabilities and included in deposits and balances of banks and agents and non-bank customers accordingly. The assets sold under Repo are classified in the financial statements as assets pledged.

Reverse repurchase agreements (reverse Repo) are treated as collateralised lending and the amounts lent are shown as assets and included in placements and balances with banks and agents and advances to customers accordingly.

The difference between the amounts received and paid under Repo and reverse Repo agreements are accounted for as interest expense and interest income respectively and accrued over the life of the agreements using the effective interest method.

3. Interest income

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Trade bills and advances to customers	**3,122,784**	2,570,283	**2,293,843**	1,982,214
Placements and balances with banks and agents	**1,139,527**	630,547	**1,010,624**	521,739
Government treasury bills and securities	**212,320**	183,280	**192,730**	157,063
Trading and investment securities	**407,112**	277,230	**336,281**	205,282
	4,881,743	3,661,340	**3,833,478**	2,866,298
Of which, interest income on				
Impaired financial assets	**63,593**		**56,604**	
Financial assets at fair value through profit and loss	**553,294**		**505,307**	

4. Interest expense

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Non-bank deposits	**1,406,547**	907,383	**1,033,773**	614,696
Deposits and balances of banks and agents and debts issued	**1,127,679**	599,061	**1,085,157**	556,867
	2,534,226	1,506,444	**2,118,930**	1,171,563
Of which, interest expense on financial liabilities at fair value through profit and loss	**335,543**		**339,065**	

5. Dividend income

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Investment in subsidiaries				
Quoted	**–**	–	**4,761**	4,947
Unquoted	**–**	–	**136,560**	93,226
Investment in associates				
Quoted	**–**	–	**27,409**	172,797
Unquoted	**–**	–	**23,113**	3,518
Other investments				
Quoted	**55,144**	31,013	**45,368**	19,406
Unquoted	**4,450**	11,970	**2,233**	10,603
	59,594	42,983	**239,444**	304,497

6. Fee and commission income

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Credit card	**121,035**	108,662	**82,411**	78,832
Fund management	**151,251**	111,247	**10,428**	10,076
Futures broking	**20,924**	32,492	**–**	–
Investment-related	**250,947**	130,814	**101,085**	90,046
Loan-related	**126,093**	114,027	**98,844**	95,213
Service charges	**61,675**	52,389	**43,303**	44,445
Trade-related	**145,413**	138,394	**99,326**	98,081
Other	**22,262**	17,872	**12,972**	10,688
	899,600	705,897	**448,369**	427,381

7. Other operating income

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Net gain/(loss) from				
Foreign exchange	**129,753**	126,011	**90,335**	90,656
Trading securities, government treasury bills and securities and derivatives	**44,505**	(34,220)	**(4,664)**	(34,995)
Investment securities	**54,060**	82,316	**40,437**	37,206
Disposal of assets held for sale	**22,720**	–	**151,597**	–
Disposal/liquidation of subsidiaries/associates	**2,206**	709	**291,502**	8,312
Disposal of fixed and other assets	**18,505**	10,238	**9,548**	11,901
Insurance income	**39,376**	39,934	**–**	–
Other income	**79,589**	65,401	**75,048**	59,377
	390,714	290,389	**653,803**	172,457

The net gain from disposal of assets held for sale arose from the divestment of an associate, United Overseas Land Limited ("UOL"), through the distribution in specie of shares (Note 19c) and redemption of exchangeable notes by way of shares (Note 23b).

8. Staff costs

(a)

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Wages and salaries	**579,978**	498,898	**324,192**	302,314
Employer's contribution to defined contribution plans	**48,384**	45,790	**29,133**	28,153
Share option expense	**2,140**	–	**1,598**	–
Other staff-related costs	**53,064**	42,765	**33,527**	33,281
	683,566	587,453	**388,450**	363,748

(b)

	The Group		The Bank	
	2005	2004	**2005**	2004
Number of employees at 31 December	**18,816**	13,574	**5,634**	5,360

8. Staff costs *(cont'd)*

(c) Equity compensation benefits

(i) Movements in the number of shares under option during the financial year are as follows:

	The Group and The Bank			
	2005		2004	
	Number of shares	**Weighted average exercise price**	Number of shares	Weighted average exercise price
	'000	**$**	'000	$
Balance at 1 January	**4,274**	**12.88**	4,467	12.78
Issued	**–**	**–**	2,083	13.67
Exercised	**(1,588)**	**12.30**	(1,008)	12.01
Forfeited	**(116)**	**13.67**	(175)	13.40
Lapsed	**(100)**	**12.90**	(1,093)	14.70
Balance at 31 December	**2,470**	**13.21**	4,274	12.88

(ii) Details of the unissued shares under option at the end of the financial year are as follows:

Year options granted	Exercise price	Expiry date	Number of shares	
	$		**2005**	2004
			'000	'000
2000	12.90	11 December 2005	**–**	822
2003	11.67	6 June 2008	**563**	1,369
2004	13.67	29 November 2009	**1,907**	2,083
			2,470	4,274
Of which, exercisable at 31 December			**2,470**	2,191

(iii) Details of the share options exercised during the financial year are as follows:

Year options granted	Exercise price	Weighted average share price at date of exercise		Number of shares issued		Consideration received in cash	
	$	**2005**	2004	**2005**	2004	**2005**	2004
		$	$	**'000**	'000	**$'000**	$'000
2000	12.90	**14.36**	13.52	**722**	280	**9,314**	3,612
2003	11.67	**14.37**	13.27	**806**	728	**9,406**	8,496
2004	13.67	**14.61**	–	**60**	–	**820**	–
				1,588	1,008	**19,540**	12,108

9. Other operating expenses

Included in other operating expenses are:

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Depreciation of fixed assets	**139,535**	124,701	**85,675**	84,709
Rental of premises and equipment	**46,180**	36,636	**41,556**	39,321
Maintenance of premises and other assets	**65,278**	55,847	**41,310**	38,489
Other expenses of premises	**41,289**	36,211	**21,879**	21,107
Auditors' remuneration	**3,347**	2,811	**1,847**	1,708
Non-audit fees paid/payable to auditors	**339**	131	**328**	131

10. Directors' fees and remuneration

(a) Included in the total operating expenses are the following fees and remuneration paid/payable to the directors of the Bank and its subsidiaries:

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Directors of the Bank				
Fees	**1,012**	809	**760**	600
Remuneration	**11,373**	10,909	**11,373**	10,909
Directors of the subsidiaries				
Fees	**1,241**	673	**9**	10
Remuneration	**11,466**	6,258	**–**	–
	25,092	18,649	**12,142**	11,519

(b) Distribution of the total fees and remuneration of the Bank's directors is as follows:

	The Group Number of directors	
	2005	2004
Total directors' fees and remuneration		
$8,250,000 to $8,499,999	**1**	–
$7,500,000 to $7,749,999	**–**	1
$3,000,000 to $3,249,999	**1**	–
$2,250,000 to $2,499,999	**–**	1
$1,000,000 to $1,249,999	**–**	1
Below $250,000	**11**	10
	13	13

11. Intangible assets

(a) The Group

	2005				2004
	Core deposit base $'000	**Customer loan base $'000**	**Goodwill $'000**	**Total $'000**	Goodwill/ Total $'000
Cost					
Balance at 1 January					
As previously reported	–	–	**4,533,051**	**4,533,051**	3,909,851
Adjustments due to FRS103	–	–	**(657,322)**	**(657,322)**	–
As restated	–	–	**3,875,729**	**3,875,729**	3,909,851
Currency translation adjustments	**571**	**380**	**354**	**1,305**	–
Acquisitions					
UOBT*	–	–	**83,752**	**83,752**	623,200
Bank Buana^	**51,477**	**34,376**	**299,476**	**385,329**	–
Other	–	–	**1,644**	**1,644**	–
Write-off					
UOBP<	–	–	**(74,308)**	**(74,308)**	–
Other	–	–	**(1,644)**	**(1,644)**	–
Balance at 31 December	**52,048**	**34,756**	**4,185,003**	**4,271,807**	4,533,051
Accumulated amortisation					
Balance at 1 January					
As previously reported	–	–	**657,322**	**657,322**	443,692
Adjustments due to FRS103	–	–	**(657,322)**	**(657,322)**	–
As restated	–	–	–	–	443,692
Amortisation charge	**1,239**	**828**	–	**2,067**	213,630
Balance at 31 December	**1,239**	**828**	–	**2,067**	657,322
Net carrying amount	**50,809**	**33,928**	**4,185,003**	**4,269,740**	3,875,729

* *Refer to United Overseas Bank (Thai) Public Company Limited (formerly known as Bank of Asia Public Company Limited)*

^ *Refer to PT Bank Buana Indonesia Tbk.*

< *The write-off was in respect of the disposal of branch network by United Overseas Bank Philippines ("UOBP"), of which, $18,039,000 was set off against the gain arising from the disposal.*

(b) **The Bank**

	Goodwill	
	2005	2004
	$'000	$'000
Cost		
Balance at 1 January		
As previously reported	**3,800,657**	3,800,657
Adjustments due to FRS103	**(618,838)**	–
As restated/Balance at 31 December	**3,181,819**	3,800,657
Accumulated amortisation		
Balance at 1 January		
As previously reported	**618,838**	428,879
Adjustments due to FRS103	**(618,838)**	–
As restated	**–**	428,879
Amortisation charge	**–**	189,959
Balance at 31 December	**–**	618,838
Net carrying amount	**3,181,819**	3,181,819

(c) Following the adoption of FRS103 on 1 January 2005, goodwill is no longer subject to amortisation. It is reviewed for impairment annually or when there are indications of impairment. Prior to 1 January 2005, goodwill was amortised evenly over its estimated useful life of 10 to 20 years.

At the date of acquisition, goodwill is allocated to the business segments expected to benefit from the synergies. The recoverable amount of the cash generating units, which are the reportable business segments, is based on their value in use, computed by discounting the expected future cash flows of the units. The key assumptions for the computation of value in use include the discount rates and growth rates applied. Discount rates are estimated based on the current market assessments of the time value of money and the risks specific to the Group as a whole and to certain countries such as, Thailand and Indonesia. The discount rates applied were ranging from 8% to 16%. Growth rates are determined based on economic growth forecasts by major countries. Cash flow projection is based on the most recent five-year financial budget approved by management. Cash flows beyond the five-year period are extrapolated using the average of last ten years' Gross Domestic Product (GDP) growth rates. The growth rates applied beyond the five-year period were ranging from 3% to 5%. Impairment is recognised in the profit and loss account when the carrying amount of a cash-generating unit exceeds its recoverable amount.

The core deposit base and customer loan base intangibles are determined to have estimated useful lives of 7 years.

Management believes that any reasonably possible change in the key assumptions would not cause the carrying amount of the goodwill to exceed the recoverable amount of the cash generating units.

12. Other impairment charges

Other impairment charged/(credited) to the profit and loss accounts during the financial year are as follows:

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Individual impairment on and net write-off of trade bills and advances to customers	**215,215**	234,782	**108,142**	189,657
Individual impairment/(write-back of impairment) on investments, fixed assets and other assets (Note 36, 37)	**12,247**	68,581	**(7,833)**	26,534
Collective impairment written back	**(56,269)**	(102,000)	**(90,655)**	(107,305)
Provision/(write-back of provision) for contingent liabilities	**2,338**	7,342	**(3,762)**	(18,201)
	173,531	208,705	**5,892**	90,685

13. Tax

(a) The tax charge to the profit and loss accounts comprises the following:

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
On profit of the financial year				
Current tax	**442,167**	405,602	**361,333**	359,641
Deferred tax	**7,303**	(19,230)	**7,375**	(18,893)
	449,470	386,372	**368,708**	340,748
Share of tax of associates	**26,298**	65,887	**–**	–
	475,768	452,259	**368,708**	340,748
(Over)/underprovision of tax in respect of prior financial years				
Current tax	**(2,765)**	(3,027)	**(5,692)**	(3,076)
Deferred tax	**(681)**	1,200	**496**	(1)
	472,322	450,432	**363,512**	337,671

The tax charge on the results of the Bank and the Group for the financial year differs from the theoretical amount that would arise by applying the Singapore statutory income tax rate to the profit before tax due to the following:

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Profit before tax	**2,203,725**	1,916,865	**2,214,049**	1,527,905
Tax calculated at tax rate of 20% (2004: 20%)	**440,745**	383,373	**442,810**	305,581
Effect on				
Singapore statutory stepped income exemption	**(217)**	(210)	**(11)**	(11)
Offshore income from Asian Currency Unit and other income taxed at concessionary rates	**(44,812)**	(30,699)	**(27,502)**	(24,729)
Different tax rates in other countries	**47,753**	38,647	**32,732**	24,547
Losses of overseas branches, subsidiaries and associates not offset against taxable income of other entities	**9,516**	7,716	**3,503**	219
Income not subject to tax	**(24,271)**	(30,151)	**(108,376)**	(16,153)
Expenses not deductible for tax	**71,170**	84,613	**25,965**	51,490
Realisation of deferred tax benefit in respect of tax losses not previously recognised	**(24,116)**	(1,030)	**(413)**	(196)
Tax expense on profit of the financial year	**475,768**	452,259	**368,708**	340,748

13. Tax *(cont'd)*

(b) Deferred tax asset is recognised for tax losses carried forward to the extent that the realisation of the related tax benefits through future taxable profits is probable. The Group has not recognised the deferred tax asset in respect of tax losses of $441,900,000 (2004: $581,277,000) which can be carried forward to offset against future taxable income subject to meeting certain statutory requirements of the relevant tax authorities. These tax losses have no expiry date except for the amount of $345,156,000 (2004: $527,026,000) which will expire between the years 2006 and 2025 (2004: 2005 and 2024).

Movements in the deferred tax assets/liabilities of the Bank and the Group during the financial year before offsetting with the deferred tax liabilities/assets of the same tax jurisdiction are as follows:

Deferred tax liabilities

	2005					2004			
	Accelerated tax depreciation $'000	**Fair value of depreciable assets acquired in business combination $'000**	**Available-for-sale assets $'000**	**Other $'000**	**Total $'000**	Accelerated tax depreciation $'000	Fair value of depreciable assets acquired in business combination $'000	Other $'000	Total $'000
The Group									
Balance at 1 January									
As previously reported	**53,533**	**45,927**	**–**	**17,300**	**116,760**	58,997	52,181	6,972	118,150
Adjustments due to FRS39	**–**	**–**	**24,239**	**–**	**24,239**	–	–	–	–
As restated	**53,533**	**45,927**	**24,239**	**17,300**	**140,999**	58,997	52,181	6,972	118,150
Currency translation adjustments	**100**	**–**	**1**	**694**	**795**	(186)	(84)	375	105
Acquisition of subsidiaries	**–**	**17,361**	**–**	**–**	**17,361**	–	–	–	–
(Credited)/charged to profit and loss account	**3,209**	**(2,739)**	**–**	**1,441**	**1,911**	(5,278)	(6,170)	9,953	(1,495)
Charged to equity	**–**	**–**	**18,315**	**–**	**18,315**	–	–	–	–
Balance at 31 December	**56,842**	**60,549**	**42,555**	**19,435**	**179,381**	53,533	45,927	17,300	116,760

	2005					2004			
	Accelerated tax depreciation $'000	**Fair value of depreciable assets acquired in business combination $'000**	**Available-for-sale assets $'000**	**Other $'000**	**Total $'000**	Accelerated tax depreciation $'000	Fair value of depreciable assets acquired in business combination $'000	Other $'000	Total $'000
The Bank									
Balance at 1 January									
As previously reported	**43,692**	**44,379**	**–**	**12,941**	**101,012**	48,526	52,181	3,432	104,139
Adjustments due to FRS39	**–**	**–**	**20,232**	**–**	**20,232**	–	–	–	–
As restated	**43,692**	**44,379**	**20,232**	**12,941**	**121,244**	48,526	52,181	3,432	104,139
Currency translation adjustments	**10**	**–**	**–**	**626**	**636**	(35)	–	375	340
(Credited)/charged to profit and loss account	**3,177**	**(1,191)**	**–**	**166**	**2,152**	(4,799)	(7,802)	9,134	(3,467)
Charged to equity	**–**	**–**	**18,534**	**–**	**18,534**	–	–	–	–
Balance at 31 December	**46,879**	**43,188**	**38,766**	**13,733**	**142,566**	43,692	44,379	12,941	101,012

13. Tax *(cont'd)*

(b) *(cont'd)*

Deferred tax assets

	2005			2004		
	Non-tax deductible collective impairment $'000	**Other $'000**	**Total $'000**	Non-tax deductible collective impairment $'000	Other $'000	Total $'000
The Group						
Balance at 1 January	**114,023**	**63,220**	**177,243**	123,852	16,189	140,041
Currency translation adjustments	**711**	**(454)**	**257**	(1,244)	292	(952)
Acquisition of subsidiaries	**–**	**2,294**	**2,294**	–	21,619	21,619
(Charged)/credited to profit and loss account	**–**	**(4,711)**	**(4,711)**	(8,585)	25,120	16,535
Balance at 31 December	**114,734**	**60,349**	**175,083**	114,023	63,220	177,243
The Bank						
Balance at 1 January	**84,165**	**37,695**	**121,860**	92,581	13,497	106,078
Currency translation adjustments	**–**	**1,229**	**1,229**	–	355	355
(Charged)/credited to profit and loss account	**–**	**(5,719)**	**(5,719)**	(8,416)	23,843	15,427
Balance at 31 December	**84,165**	**33,205**	**117,370**	84,165	37,695	121,860

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. Deferred tax assets and liabilities are shown in the balance sheets after netting as follows:

	The Group		**The Bank**	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Deferred tax liabilities				
Before netting	**179,381**	116,760	**142,566**	101,012
Amount netted against deferred tax assets	**(107,485)**	(105,043)	**(102,619)**	(100,739)
After netting	**71,896**	11,717	**39,947**	273
Deferred tax assets				
Before netting	**175,083**	177,243	**117,370**	121,860
Amount netted against deferred tax liabilities	**(107,485)**	(105,043)	**(102,619)**	(100,739)
After netting	**67,598**	72,200	**14,751**	21,121

14. Earnings per share

Basic and diluted earnings per share ("EPS") are determined as follows:

	The Group	
	2005	2004
Profit for the financial year attributable to equity holders of the Bank ($'000)	**1,709,206**	1,451,769
Weighted average number of ordinary shares in issue ('000)		
For computation of basic EPS	**1,537,300**	1,567,228
Adjustment for assumed exercise of share options	**196**	215
For computation of diluted EPS	**1,537,496**	1,567,443
EPS		
Basic	**111 cents**	93 cents
Diluted	**111 cents**	93 cents

15. Share capital

	The Group and The Bank			
	2005		2004	
	Number of shares '000	**Amount $'000**	Number of shares '000	Amount $'000
(a) Authorised share capital				
Ordinary shares of $1 each	**3,000,000**	**3,000,000**	3,000,000	3,000,000
Non-cumulative non-convertible preference shares				
Class A - US$0.01 each	**20**	*****	–	–
Class B - S$0.01 each	**200**	**2**	–	–
Class C - EUR0.01 each	**40**	**1**	–	–
	260	**3**	–	–

* *Less than $500*

	Number of shares '000 (2005)	**Amount $'000 (2005)**	Number of shares '000 (2004)	Amount $'000 (2004)
(b) Issued and fully paid				
Ordinary shares of $1 each				
Balance at 1 January	**1,536,255**	**1,536,255**	1,571,664	1,571,664
Share buy-back	**–**	**–**	(36,417)	(36,417)
Issue of shares under share option scheme	**1,588**	**1,588**	1,008	1,008
Balance at 31 December	**1,537,843**	**1,537,843**	1,536,255	1,536,255
(c) Shares held by associates of the Group				
Ordinary shares of $1 each	**18,056**		42,074	

15. Share capital *(cont'd)*

(d) With the approval of equity holders at the extraordinary general meeting held on 18 November 2005, the authorised share capital of the Bank was increased through the creation of the following non-cumulative non-convertible preference shares:

	Number of shares '000	Par value	Liquidation preference per share '000
Class A	20	US$0.01	US$100
Class B	200	S$0.01	S$10
Class C	40	EUR0.01	EUR50

In relation to the issue of the SPV-A preference shares (Note 16), 5,000 Class A preference shares have been provisionally allotted to the holders of the SPV-A preference shares on a one for one basis. Upon the occurrence of certain events specified under MAS Notice 637 ("Substitution Event"), the SPV-A preference shares will be automatically redeemed through the substitution of the Class A preference shares.

(e) The Bank did not conduct any share buy-back exercise during the financial year. For the financial year 2004, the Bank purchased 36,417,000 UOB shares at an average price of $13.72 per share under a share buy-back programme of up to $500 million by way of open market purchase, pursuant to a share purchase mandate approved by equity holders at the extraordinary general meeting held on 29 April 2004.

On 6 January 2006, in exercise of the share purchase mandate renewed by equity holders of the Bank at the extraordinary general meeting held on 27 April 2005, the Bank has set aside $600 million for on-market purchases of its ordinary shares for cancellation.

(f) During the financial year, the Bank issued 1,588,000 (2004: 1,008,000) ordinary shares of $1 each to option holders who exercised their rights. All newly issued shares rank *pari passu* in all respects with the previously issued shares. Details of the unissued ordinary shares of $1 each of the Bank under option at the end of the financial year are set out in Note 8c.

16. Subsidiary preference shares

	The Group 2005 Number of shares '000	The Group 2005 Amount $'000
Non-cumulative non-convertible guaranteed SPV-A preference shares of US$0.01 each		
Authorised	**20**	*****
Issued and fully paid	**5**	*****
Share premium		**831,550**
		831,550

* *Less than $500*

Subsidiary preference shares
The non-cumulative non-convertible guaranteed SPV-A preference shares of US$0.01 each with liquidation preference of US$100,000 per share were issued on 13 December 2005 by the Bank via its wholly-owned subsidiary, UOB Cayman I Limited. The entire proceeds were used by the subsidiary to subscribe for the US$0.5 billion subordinated note (Note 23a(v)) issued by the Bank.

Dividends on the shares are payable at the sole discretion of the Bank semi-annually at an annual rate of 5.796% of the liquidation preference from 15 March 2006 to and including 15 March 2016. After 15 March 2016, dividends are payable quarterly at a floating rate per annum equal to the three-month LIBOR plus 1.745%.

The shares are perpetual securities with no maturity date. They are redeemable in whole but not in part, (a) for cash at the discretion of the subsidiary on any dividend payment date on or after 15 March 2016 or (b) at the discretion of the Bank, for cash or for one Class A preference share per subsidiary preference share in the event of certain changes in the tax laws of Singapore or the Cayman Islands, or on any day after 13 December 2010 on the occurrence of certain events. Upon occurrence of the Substitution Event (Note 15d), the SPV-A shares will be automatically redeemed. Any redemption is subject to the approval of the Monetary Authority of Singapore and certain other conditions.

Subordinated guarantee
The shares are guaranteed by the Bank on a subordinated basis in respect of dividends and redemption payments. In the event any dividend or guaranteed payment with respect to the shares is not paid in full, the Bank and its subsidiaries (other than those carrying on banking business) that have outstanding preference shares or other similar obligations that constitute Tier 1 capital of the Group on an unconsolidated basis are estopped from declaring and paying any dividends or other distributions in respect of their ordinary shares or any other security or obligation of the Group ranking *pari passu* with or junior to the subordinated guarantee.

17. Capital reserves

(a) The Group

	Share premium $'000	Merger reserve $'000	Foreign currency translation reserve $'000	Fair value reserve $'000	Other $'000	Total $'000
2005						
Balance at 1 January						
As previously reported	**802,991**	**3,412,492**	**(121,639)**	**–**	**156,073**	**4,249,917**
Adjustments due to FRS39	**–**	**–**	**–**	**169,378**	**–**	**169,378**
As restated	**802,991**	**3,412,492**	**(121,639)**	**169,378**	**156,073**	**4,419,295**
Currency translation adjustments	**–**	**–**	**(16,278)**	**–**	**–**	**(16,278)**
Available-for-sale assets						
Net change in fair value	**–**	**–**	**–**	**(6,679)**	**–**	**(6,679)**
Transferred to profit and loss account on disposal/impairment	**–**	**–**	**–**	**(68,524)**	**–**	**(68,524)**
Grant of share options under share option scheme	**–**	**–**	**–**	**–**	**2,140**	**2,140**
Issue of shares under share option scheme	**17,952**	**–**	**–**	**–**	**–**	**17,952**
Transfer to retained profits (Note 19a)	**–**	**–**	**–**	**–**	**(3,048)**	**(3,048)**
Transfer from share of associates' reserves (Note 20)	**–**	**–**	**–**	**–**	**17,751**	**17,751**
Other adjustments	**–**	**–**	**–**	**–**	**(2,684)**	**(2,684)**
Balance at 31 December	**820,943**	**3,412,492**	**(137,917)**	**94,175**	**170,232**	**4,359,925**
2004						
Balance at 1 January	791,891	3,417,501	(84,908)	–	117,800	4,242,284
Currency translation adjustments	–	–	(36,731)	–	–	(36,731)
Issue of shares under share option scheme	11,100	–	–	–	–	11,100
Share buy-back	–	–	–	–	36,417	36,417
Transfer to retained profits (Note 19a)	–	(5,009)	–	–	(825)	(5,834)
Other adjustments	–	–	–	–	2,681	2,681
Balance at 31 December	802,991	3,412,492	(121,639)	–	156,073	4,249,917

(b) **The Bank**

	Share premium $'000	Merger reserve $'000	Foreign currency translation reserve $'000	Fair value reserve $'000	Other $'000	Total $'000
2005						
Balance at 1 January						
As previously reported	**802,991**	**3,412,492**	**(23,994)**	**–**	**36,417**	**4,227,906**
Adjustments due to FRS39	**–**	**–**	**–**	**121,874**	**–**	**121,874**
As restated	**802,991**	**3,412,492**	**(23,994)**	**121,874**	**36,417**	**4,349,780**
Currency translation adjustments	**–**	**–**	**1,476**	**–**	**–**	**1,476**
Available-for-sale assets						
Net change in fair value	**–**	**–**	**–**	**57,520**	**–**	**57,520**
Transferred to profit and loss account on disposal/impairment	**–**	**–**	**–**	**(38,058)**	**–**	**(38,058)**
Grant of share options under share option scheme	**–**	**–**	**–**	**–**	**2,140**	**2,140**
Issue of shares under share option scheme	**17,952**	**–**	**–**	**–**	**–**	**17,952**
Balance at 31 December	**820,943**	**3,412,492**	**(22,518)**	**141,336**	**38,557**	**4,390,810**
2004						
Balance at 1 January	791,891	3,417,501	(29,259)	–	–	4,180,133
Currency translation adjustments	–	–	5,265	–	–	5,265
Issue of shares under share option scheme	11,100	–	–	–	–	11,100
Share buy-back	–	–	–	–	36,417	36,417
Transfer to retained profits (Note 19b)	–	(5,009)	–	–	–	(5,009)
Balance at 31 December	802,991	3,412,492	(23,994)	–	36,417	4,227,906

17. Capital reserves *(cont'd)*

(c) The share premium account may only be utilised for specific purposes provided for by the Singapore Companies Act, Cap. 50 (the "Act").

The merger reserves of the Bank and the Group represent the premium arising from the issue of shares in connection with the acquisition of Overseas Union Bank Limited ("OUB") which were not transferred to the share premium account due to the relief provided under Section 69B of the Act. The balances at the balance sheet date were net of the amount transferred to retained profits following the receipt of dividends paid out of OUB Group's pre-acquisition profits.

The foreign currency translation reserves of the Bank and the Group relate to currency translation differences arising from the use of year-end exchange rates versus historical rates in translating the net assets of overseas branches, subsidiaries and associates.

The fair value reserves of the Bank and the Group represent the cumulative fair value changes on outstanding available-for-sale financial assets.

The other reserves of the Bank and the Group include capital redemption reserve of $36,417,000 (2004: $36,417,000), arising from share buy-back. The Group's other reserves also include an amount of $57,796,000 (2004: $57,796,000) relating to bonus shares which were issued by a subsidiary as fully paid shares through capitalisation of the subsidiary's revenue reserve.

18. Statutory reserve

	The Group		**The Bank**	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Balance at 1 January	**2,922,297**	2,859,850	**2,553,172**	2,493,172
Transfer from retained profits (Note 19)	**97,568**	62,447	**92,550**	60,000
Balance at 31 December	**3,019,865**	2,922,297	**2,645,722**	2,553,172

The statutory reserves of the Bank and the Group are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non-distributable unless approved by the relevant authorities.

19. Revenue reserves

(a) The Group

	General reserve $'000	Retained profits $'000	Total $'000
2005			
Balance at 1 January			
As previously reported	**1,506,010**	**3,100,868**	**4,606,878**
Adjustments due to FRS39	**–**	**(206,295)**	**(206,295)**
As restated	**1,506,010**	**2,894,573**	**4,400,583**
Profit for the financial year attributable to equity holders of the Bank	**–**	**1,709,206**	**1,709,206**
Transfer to general reserve	**210,018**	**(210,018)**	**–**
Transfer to statutory reserve (Note 18)	**–**	**(97,568)**	**(97,568)**
Transfer from share of reserves of associates (Note 20)	**–**	**41,515**	**41,515**
Transfer from other reserve (Note 17a)	**–**	**3,048**	**3,048**
Expenses relating to issue of subsidiary preference shares	**(5,268)**	**–**	**(5,268)**
Dividends			
Final dividend of 40 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2004	**–**	**(491,982)**	**(491,982)**
Interim dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	**–**	**(246,020)**	**(246,020)**
Special dividend in specie of 28.5 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	**–**	**(350,577)**	**(350,577)**
	–	**(1,088,579)**	**(1,088,579)**
Balance at 31 December	**1,710,760**	**3,252,177**	**4,962,937**
2004			
Balance at 1 January	1,263,212	3,201,740	4,464,952
Profit for the financial year attributable to equity holders of the Bank	–	1,451,769	1,451,769
Transfer to general reserve	242,798	(242,798)	–
Transfer to statutory reserve (Note 18)	–	(62,447)	(62,447)
Transfer from merger reserve (Note 17a)	–	5,009	5,009
Transfer from share of reserves of associates (Note 20)	–	1,150	1,150
Transfer from other reserve (Note 17a)	–	825	825
Share buy-back (Note 15e)	–	(499,810)	(499,810)
Dividends			
Final dividend of 40 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2003	–	(502,976)	(502,976)
Interim dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2004	–	(251,594)	(251,594)
	–	(754,570)	(754,570)
Balance at 31 December	1,506,010	3,100,868	4,606,878

19. Revenue reserves *(cont'd)*

(b) **The Bank**

	General reserve $'000	Retained profits $'000	Total $'000
2005			
Balance at 1 January			
As previously reported	**1,030,249**	**2,364,756**	**3,395,005**
Adjustments due to FRS39	**–**	**(157,019)**	**(157,019)**
As restated	**1,030,249**	**2,207,737**	**3,237,986**
Profit for the financial year attributable to equity holders of the Bank	**–**	**1,850,537**	**1,850,537**
Transfer to general reserve	**207,450**	**(207,450)**	**–**
Transfer to statutory reserve (Note 18)	**–**	**(92,550)**	**(92,550)**
Dividends			
Final dividend of 40 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2004	**–**	**(491,982)**	**(491,982)**
Interim dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	**–**	**(246,020)**	**(246,020)**
Special dividend in specie of 28.5 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	**–**	**(350,577)**	**(350,577)**
	–	**(1,088,579)**	**(1,088,579)**
Balance at 31 December	**1,237,699**	**2,669,695**	**3,907,394**
2004			
Balance at 1 January	790,249	2,723,893	3,514,142
Profit for the financial year attributable to equity holders of the Bank	–	1,190,234	1,190,234
Transfer to general reserve	240,000	(240,000)	–
Transfer to statutory reserve (Note 18)	–	(60,000)	(60,000)
Transfer from merger reserve (Note 17b)	–	5,009	5,009
Share buy-back (Note 15e)	–	(499,810)	(499,810)
Dividends			
Final dividend of 40 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2003	–	(502,976)	(502,976)
Interim dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2004	–	(251,594)	(251,594)
	–	(754,570)	(754,570)
Balance at 31 December	1,030,249	2,364,756	3,395,005

(c) As part of the Bank's divestment plan (Note 31), interim dividend in specie of UOL shares was paid during the financial year in the ratio of 100 UOL ordinary shares of $1 each for every 1,000 ordinary shares held by equity holders of the Bank. The dividend was accounted for at the market value of the UOL shares on the books closure date of the distribution. The difference between the market value of the shares and the carrying amount of the investment in UOL was recognised in the profit and loss account.

(d) In each financial year, a certain amount of retained profits is transferred to general reserve of the Bank and the Group. The general reserve has not been earmarked for any particular purpose.

(e) The revenue reserves of the Bank and the Group are distributable except for the amount of $252,709,000 (2004: $367,092,000) being the Group's share of revenue reserves of associates which is distributable only upon realisation by way of dividend from or disposal of investment in the associates.

20. Share of reserves of associates

	The Group	
	2005	2004
	$'000	$'000
Balance at 1 January	**123,405**	143,285
Movements in other reserves of associates	**152,403**	(18,730)
Transfer to capital reserves (Note 17a)	**(17,751)**	–
Transfer to retained profits on disposal/liquidation of associates (Note 19a)	**(41,515)**	(1,150)
Balance at 31 December	**216,542**	123,405

The balance comprises the Group's share of associates' post-acquisition revenue reserves at the beginning of 1 January 1998, and other reserves, adjusted for goodwill arising from acquisition of associates prior to 1 January 2001. These reserves are non-distributable until they are realised by way of dividend from or disposal of investment in the associates. In the year of realisation, revaluation reserves previously brought into the Group without going through the consolidated profit and loss account are recognised in the consolidated profit and loss account. In all other cases, they are transferred to other reserves as appropriate.

The Group's share of profit of associates is included in revenue reserves of the Group with effect from 1 January 1998.

21. Deposits and balances of banks and agents, non-bank customers and subsidiaries

(a)

	2005				2004
	Held for trading $'000	Designated as fair value through profit and loss $'000	Other, at amortised cost $'000	Total $'000	Total $'000
The Group	**12,547,244**	**1,477,772**	**100,933,275**	**114,958,291**	107,212,867
The Bank	**12,794,463**	**1,477,772**	**82,617,532**	**96,889,767**	90,219,569

For deposits designated as fair value through profit and loss, the amount payable by the Bank and the Group at maturity was $1,581,198,000. The change in fair value of these deposits was due to change in interest rates.

(b) Total deposits analysed by remaining maturity

	The Group		The Bank	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Within 1 year	**111,984,793**	104,728,583	**94,337,660**	88,287,529
Over 1 year but within 3 years	**1,116,924**	1,411,887	**852,127**	1,000,076
Over 3 years but within 5 years	**816,014**	903,065	**731,493**	852,069
Over 5 years	**1,040,560**	169,332	**968,487**	79,895
	114,958,291	107,212,867	**96,889,767**	90,219,569

(c) Deposits of non-bank customers analysed by deposit type

	The Group		The Bank	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Fixed rate deposits	**54,946,502**	50,933,202	**44,821,209**	41,194,858
Current, savings and other deposits	**30,556,258**	28,085,568	**21,660,086**	21,159,679
	85,502,760	79,018,770	**66,481,295**	62,354,537

22. Other liabilities

	The Group		The Bank	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Accrued interest payable	**444,866**	541,261	**350,287**	448,195
Accrued operating expenses	**253,699**	206,212	**110,625**	102,399
Sundry creditors	**2,094,484**	2,003,063	**301,635**	352,701
Other	**305,242**	744,955	**165,931**	628,910
	3,098,291	3,495,491	**928,478**	1,532,205

23. Debts issued

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
(a) **Subordinated notes**				
S$1.3 billion 4.95% subordinated notes due 2016 callable with step-up in 2011	**1,300,000**	1,300,000	**1,300,000**	1,300,000
S$1 billion 4.100% subordinated notes due 2019 callable with step-up in 2014	**997,881**	997,637	**997,881**	997,637
US$1 billion 4.50% subordinated notes due 2013	**1,662,601**	1,633,245	**1,662,601**	1,633,245
US$1 billion 5.375% subordinated notes due 2019 callable with step-up in 2014	**1,662,079**	1,632,681	**1,662,079**	1,632,681
US$0.5 billion 5.796% subordinated note	**–**	–	**831,550**	–
THB2 billion subordinated debentures due 2008	**80,880**	83,957	**–**	–
IDR300 billion 13.25% subordinated bonds due 2014	**50,183**	–	**–**	–
Unamortised expenses relating to issue of subordinated notes	**(13,055)**	(13,986)	**(12,282)**	(13,986)
Total, at amortised cost	**5,740,569**	5,633,534	**6,441,829**	5,549,577
Fair value hedge adjustments	**(123,984)**	–	**(123,984)**	–
	5,616,585	5,633,534	**6,317,845**	5,549,577
(b) **S$276,250,000 zero coupon exchangeable notes due 2006**	**61,300**	–	**61,300**	–
(c) **Asset Backed Commercial Paper ("ABCP")**				
S$ ABCP, at amortised cost	**553,750**	724,000	**–**	–
US$ ABCP, at amortised cost	**284,806**	201,366	**–**	–
	838,556	925,366	**–**	–
(d) **Other**				
Credit linked notes, at amortised cost	**16,631**	32,676	**16,631**	32,676
Interest rate linked notes, at amortised cost	**92,720**	95,470	**92,720**	95,470
Equity linked notes				
At amortised cost	**293,533**	402,251	**293,533**	402,251
Designated as fair value through profit and loss	**51,965**	–	**51,965**	–
Other structured notes, at amortised cost	**137,000**	–	**–**	–
	591,849	530,397	**454,849**	530,397
Total debts issued	**7,108,290**	7,089,297	**6,833,994**	6,079,974

23. Debts issued *(cont'd)*

(a) Subordinated notes

(i) The S$1.3 billion 4.95% subordinated notes were issued by the Bank at par on 30 August 2001 and mature on 30 September 2016. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 30 September 2011 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 4.95% per annum up to and including 29 September 2011. From and including 30 September 2011, interest is payable semi-annually at a fixed rate equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) as at 30 September 2011 plus 2.25% per annum.

(ii) The S$1 billion 4.100% subordinated notes were issued by the Bank at 99.755% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 4.100% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a fixed rate per annum equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) plus 1.680%.

(iii) The US$1 billion 4.50% subordinated notes were issued by the Bank at 99.96% on 30 June 2003 and mature on 2 July 2013. The notes may be redeemed at par at the option of the Bank, in whole, on notice, in the event of certain changes in the tax laws of Singapore, subject to the approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 4.50% per annum beginning 2 January 2004.

(iv) The US$1 billion 5.375% subordinated notes were issued by the Bank at 99.929% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 5.375% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a floating rate per annum equal to the six-month LIBOR plus 1.666%.

(v) The US$0.5 billion 5.796% subordinated note was issued by the Bank at par to UOB Cayman I Limited on 13 December 2005. It matures on 12 December 2055 which is subject to extension. The note may be redeemed, in whole but not in part, at the option of the Bank, on 15 March 2016 or any interest payment date thereafter, subject to the prior approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 5.796% per annum beginning 15 March 2006. After 15 March 2016, interest is payable quarterly at a floating rate per annum equal to the three-month LIBOR plus 1.745% (Note 16).

The S$ and US$ subordinated notes issued by the Bank are unsecured obligations with the US$0.5 billion subordinated note ranking junior to all other S$ and US$ subordinated notes. All other liabilities of the Bank outstanding at the balance sheet date rank senior to all the S$ and US$ subordinated notes. Except for the US$0.5 billion subordinated note, the S$ and US$ subordinated notes qualify for Upper Tier 2 capital.

Expenses incurred in connection with the issue of the subordinated notes are, where material, capitalised and amortised over 10 years from the date of issue of the subordinated notes.

The Bank has entered into interest rate swaps to hedge the interest rate risks of certain subordinated notes with fixed coupon rates and applied fair value hedge accounting in accordance with FRS39. Fair value changes attributable to interest rate risk is adjusted to the carrying amount of the subordinated notes with the corresponding entry to profit and loss account. Fair value changes on the interest rate swaps are recognised in the profit and loss account.

(vi) The THB2 billion subordinated debentures were issued by UOBT at par on 15 August 2001 and mature on 15 August 2008. Interest is payable quarterly at a floating rate calculated based on the average of the deposit rate of one year of four major banks in Thailand and UOBT, plus 2.50% per annum with a minimum guaranteed rate of 6.50% per annum. Average interest rate of the debentures for the financial year was 6.50% (2004: 6.50%).

(vii) The IDR300 billion 13.25% subordinated bonds were issued by Bank Buana on 14 July 2004 and mature on 14 July 2014. The bonds may be redeemed at par at the option of Bank Buana on the fifth anniversary from issuance date with the approval of Bank Indonesia. The bonds may also be purchased and held by Bank Buana for future trading after its first anniversary date. Interest is payable quarterly at 13.25% per annum until its fifth anniversary from the issuance date and at 22.05% per annum from the sixth year until the maturity.

(b) S$276,250,000 zero coupon exchangeable notes due 2006

The S$276,250,000 zero coupon exchangeable notes were issued at par by the Bank on 12 April 2005. The notes are direct, unsubordinated and unsecured obligations of the Bank and rank *pari passu* without any preference amongst themselves. The notes are exchangeable in whole by the noteholders into cash, or if the Bank elects, in whole or in part, into 121,696,035 ordinary shares of $1 each in UOL. Unless the notes have been exchanged or redeemed or purchased and cancelled, they will be redeemed by the Bank on 12 January 2006 at 101.13% of their principal amount.

During the financial year, notices were served by the noteholders to redeem S$273,250,000 of the notes, of which, S$214,950,000 and S$58,300,000 were exchanged into UOL shares during the financial year and in January 2006 respectively. The remaining notes of S$3,000,000 were redeemed in cash on 12 January 2006 at 101.13%.

(c) Asset Backed Commercial Paper ("ABCP")

The ABCP were issued in relation to a $1 billion ABCP programme carried out by Archer 1 Limited, a SPE. The ABCP have maturity of less than 1 year, and are secured by a first floating charge on all assets of the SPE. Interest rates of the S$ ABCP and US$ ABCP as at 31 December 2005 range from 2.27% to 3.36% (2004: 1.25% to 1.60%) per annum and 4.06% to 4.54% (2004: 2.00% to 2.48%) per annum respectively. The holders of the ABCP are entitled to receive payment comprising both the principal and interest as contracted in the ABCP but only to the extent that there are available resources in the SPE to meet those payments. The holders of the ABCP have no recourse to the Group.

(d) Other

(i) The credit linked notes, with embedded credit default swaps, were issued at par and mature on 15 February 2008. The notes will be redeemed at face value on its respective maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying assets or the market values of the underlying assets in cash term, depending on the terms and conditions of the contracts, would be delivered to the holders of the notes.

(ii) The interest rate linked notes, with embedded interest rate derivatives, were issued at par with maturity ranging from 21 September 2007 to 15 December 2015. The periodic payouts and redemptions of the notes are linked to the interest rate indices.

(iii) The equity linked notes, with embedded equity derivatives, were issued at par with maturity ranging from 15 November 2007 to 20 January 2015. The periodic payments and payouts of the notes at maturity are linked to the closing value of certain underlying equities listed on various stock exchanges or the closing value of certain underlying equity indices.

For the equity linked notes designated as fair value through profit and loss, the amount payable by the Bank and the Group at maturity was $70,183,000. The change in fair value of these notes was due to the change in interest rates.

(iv) The other structured notes were issued by UOBT at par with maturity ranging from 25 January 2006 to 31 July 2008 and they are not secured. Interest rates of the notes range from 3.00% to 5.02% per annum.

24. Cash, balances and placements with central banks

	2005				2004
	Held for trading $'000	**Available-for-sale $'000**	**Loans and receivables $'000**	**Total $'000**	Total $'000
The Group	**5,000,634**	**1,030,053**	**5,894,461**	**11,925,148**	11,653,014
The Bank	**5,000,634**	**1,030,053**	**2,610,728**	**8,641,415**	8,109,433

25. Singapore Government treasury bills and securities

	The Group $'000	**The Bank $'000**
2005		
Held for trading	**765,748**	**758,407**
Available-for-sale	**6,690,247**	**6,613,701**
	7,455,995	**7,372,108**
Amount sold under Repo (Note 30)	**(572,474)**	**(572,474)**
	6,883,521	**6,799,634**
2004		
Held for trading, at fair value	1,547,306	1,535,348
Not held for trading, at cost adjusted for premium and discount	6,227,351	6,145,053
Provision for impairment (Note 36)	(2,195)	(2,195)
	6,225,156	6,142,858
	7,772,462	7,678,206
Amount sold under Repo (Note 30)	(1,119,700)	(1,119,700)
	6,652,762	6,558,506

26. Other government treasury bills and securities

	The Group $'000	The Bank $'000
2005		
Held for trading	**201,537**	**137,064**
Designated as fair value through profit and loss	**38,714**	**38,714**
Available-for-sale	**1,612,321**	**1,296,902**
Held to maturity	**276,260**	**–**
	2,128,832	**1,472,680**
Amount sold under Repo (Note 30)	**(40,269)**	**–**
	2,088,563	**1,472,680**
2004		
Held for trading, at fair value	482,660	370,113
Not held for trading, at cost adjusted for premium and discount	1,492,684	1,245,351
	1,975,344	1,615,464
Amount sold under Repo (Note 30)	(252,158)	(241,586)
	1,723,186	1,373,878

27. Trading securities

	The Group		The Bank	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Quoted equity securities	**190,234**	117,789	**158,696**	76,854
Quoted debt securities	**145,941**	76,110	**59,749**	41,278
Unquoted marketable unit trusts	**35,593**	37,697	**–**	–
Unquoted debt securities	**253,119**	207,338	**10,016**	6,441
	624,887	438,934	**228,461**	124,573

28. Placements and balances with banks and agents

(a)

	The Group $'000	The Bank $'000
2005		
Held for trading	**7,888,939**	**7,600,450**
Designated as fair value through profit and loss	**61,512**	**61,512**
Available-for-sale	**6,052,705**	**4,482,428**
Loans and receivables	**17,342,563**	**15,909,692**
	31,345,719	**28,054,082**
Amount sold under Repo (Note 30)	**(3,375,847)**	**(2,070,518)**
	27,969,872	**25,983,564**
2004		
At cost	26,725,985	23,869,593
Amount sold under Repo (Note 30)	(2,782,997)	(1,519,894)
	23,942,988	22,349,699

(b) Analysed by remaining maturity

	The Group		The Bank	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Within 1 year	**30,908,084**	26,136,524	**27,616,447**	23,280,332
Over 1 year but within 3 years	**437,635**	589,461	**437,635**	589,261
	31,345,719	26,725,985	**28,054,082**	23,869,593

29. Trade bills and advances to customers

(a)

	The Group $'000	The Bank $'000
2005		
Held for trading	**281,779**	**281,779**
Designated as fair value through profit and loss	**109,334**	**109,334**
Loans and receivables	**69,454,447**	**52,689,183**
Trade bills and advances to customers (gross)	**69,845,560**	**53,080,296**
Individual impairment	**(1,433,219)**	**(727,291)**
Collective impairment	**(1,270,188)**	**(1,078,140)**
Trade bills and advances to customers (net)	**67,142,153**	**51,274,865**
Amount sold under Repo (Note 30)	**(679,613)**	**–**
	66,462,540	**51,274,865**
Comprising:		
Trade bills	**1,135,803**	**399,064**
Advances to customers	**65,326,737**	**50,875,801**
	66,462,540	**51,274,865**
2004		
Trade bills and advances to customers (gross)	67,976,819	53,043,438
Individual impairment	(2,022,470)	(1,136,103)
Interest-in-suspense	(283,879)	(167,785)
Collective impairment	(1,370,454)	(1,168,747)
Trade bills and advances to customers (net)	64,300,016	50,570,803
Amount sold under Repo (Note 30)	(81,861)	–
	64,218,155	50,570,803
Comprising:		
Trade bills	1,497,768	214,429
Advances to customers	62,720,387	50,356,374
	64,218,155	50,570,803

29. Trade bills and advances to customers *(cont'd)*

(b) Total gross trade bills and advances to customers analysed by remaining maturity

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Within 1 year	**34,235,226**	33,566,011	**24,618,160**	25,295,939
Over 1 year but within 3 years	**8,572,273**	9,293,144	**7,508,980**	7,904,899
Over 3 years but within 5 years	**6,787,642**	5,897,758	**5,689,107**	5,043,653
Over 5 years	**20,250,419**	19,219,906	**15,264,049**	14,798,947
	69,845,560	67,976,819	**53,080,296**	53,043,438

(c) Total gross trade bills and advances to customers analysed by industry

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Transport, storage and communication	**2,447,209**	2,103,986	**1,956,812**	1,652,042
Building and construction	**8,009,862**	7,477,144	**6,639,512**	6,261,125
Manufacturing	**7,870,127**	7,795,580	**4,265,261**	4,489,302
Non-bank financial institutions	**10,061,187**	10,205,132	**9,566,532**	9,540,561
General commerce	**11,482,857**	10,907,800	**8,310,195**	8,494,560
Professionals and private individuals (exclude housing loans)	**10,209,148**	10,155,198	**8,029,080**	8,030,515
Housing loans	**16,631,827**	15,875,340	**12,374,428**	12,299,584
Other	**3,133,343**	3,456,639	**1,938,476**	2,275,749
	69,845,560	67,976,819	**53,080,296**	53,043,438

(d) Total gross trade bills and advances to customers analysed by currency and interest rate

	2005 Fixed rate $'000	2005 Variable rate $'000	2005 Total $'000	2004 Fixed rate $'000	2004 Variable rate $'000	2004 Total $'000
The Group						
Singapore dollar	**6,236,359**	**33,441,578**	**39,677,937**	8,146,248	32,102,265	40,248,513
US dollar	**1,988,113**	**7,816,424**	**9,804,537**	1,528,534	7,241,569	8,770,103
Malaysian ringgit	**254,754**	**6,789,457**	**7,044,211**	255,097	6,317,679	6,572,776
Hong Kong dollar	**20,869**	**977,103**	**997,972**	46,754	848,416	895,170
Thai baht	**3,191,112**	**3,034,829**	**6,225,941**	2,651,910	3,822,168	6,474,078
Other	**761,105**	**5,333,857**	**6,094,962**	524,251	4,491,928	5,016,179
	12,452,312	**57,393,248**	**69,845,560**	13,152,794	54,824,025	67,976,819
The Bank						
Singapore dollar	**6,183,398**	**33,225,251**	**39,408,649**	8,064,669	31,880,678	39,945,347
US dollar	**1,717,698**	**6,907,548**	**8,625,246**	1,262,151	6,312,185	7,574,336
Hong Kong dollar	**20,869**	**977,103**	**997,972**	46,754	848,416	895,170
Other	**628,757**	**3,419,672**	**4,048,429**	536,105	4,092,480	4,628,585
	8,550,722	**44,529,574**	**53,080,296**	9,909,679	43,133,759	53,043,438

Fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps are classified as variable rate loans.

(e) Non-performing loans

Non-performing loans are graded as Substandard, Doubtful and Loss in accordance with MAS Notice 612. Provision for impairment is made where the carrying amount of the loans is less than their recoverable amount.

	The Group 2005 $'000	The Group 2004 $'000	The Bank 2005 $'000	The Bank 2004 $'000
Substandard	**2,528,604**	3,330,674	**1,449,133**	2,048,184
Doubtful	**429,412**	309,425	**353,012**	238,569
Loss	**936,186**	1,764,909	**417,657**	1,027,929
	3,894,202	5,405,008	**2,219,802**	3,314,682

29. Trade bills and advances to customers *(cont'd)*

(f) Movements of provision for impairment

	Individual impairment $'000	Interest-in-suspense $'000	Collective impairment $'000	Total $'000
The Group				
2005				
Balance at 1 January				
As previously reported	**2,022,470**	**720,507**	**1,370,454**	**4,113,431**
Adjustments due to FRS39	**117,548**	**(720,507)**	**-**	**(602,959)**
As restated	**2,140,018**	**-**	**1,370,454**	**3,510,472**
Currency translation adjustments	**(11,882)**	**-**	**441**	**(11,441)**
Write-off	**(791,517)**	**-**	**-**	**(791,517)**
Transfer to investment securities and other assets (Note 36)	**(8,171)**	**-**	**(56,616)**	**(64,787)**
Reclassification	**4,508**	**-**	**(4,508)**	**-**
Net charge/(write-back) to profit and loss account	**90,471**	**-**	**(56,269)**	**34,202**
Acquisition of Bank Buana	**9,792**	**-**	**16,686**	**26,478**
Balance at 31 December	**1,433,219**	**-**	**1,270,188**	**2,703,407**
2004				
Balance at 1 January	1,576,927	711,888	1,422,419	3,711,234
Currency translation adjustments	(20,958)	(6,039)	(5,295)	(32,292)
Write-off	(260,682)	(64,366)	-	(325,048)
Net charge/(write-back) to profit and loss account	178,827	-	(102,000)	76,827
Interest suspended	-	82,937	-	82,937
Transfer to investment securities (Note 36)	(14,652)	(3,913)	-	(18,565)
Acquisition of BOA	563,008	-	55,330	618,338
Balance at 31 December	2,022,470	720,507	1,370,454	4,113,431

	Individual impairment $'000	Interest-in-suspense $'000	Collective impairment $'000	Total $'000
The Bank				
2005				
Balance at 1 January				
As previously reported	**1,136,103**	**585,334**	**1,168,747**	**2,890,184**
Adjustments due to FRS39	**116,727**	**(585,334)**	**–**	**(468,607)**
As restated	**1,252,830**	**–**	**1,168,747**	**2,421,577**
Currency translation adjustments	**2,294**	**–**	**48**	**2,342**
Write-off	**(523,009)**	**–**	**–**	**(523,009)**
Write-back to profit and loss account	**(4,824)**	**–**	**(90,655)**	**(95,479)**
Balance at 31 December	**727,291**	**–**	**1,078,140**	**1,805,431**
2004				
Balance at 1 January	1,221,267	576,576	1,276,364	3,074,207
Currency translation adjustments	(7,942)	(843)	(312)	(9,097)
Write-off	(214,226)	(47,126)	–	(261,352)
Net charge/(write-back) to profit and loss account	137,004	–	(107,305)	29,699
Interest suspended	–	56,727	–	56,727
Balance at 31 December	1,136,103	585,334	1,168,747	2,890,184

30. Assets pledged/received as collateral

At the balance sheet date, assets pledged for Repo transactions and assets received for reverse Repo transactions whereby the pledgees have the right by contract or custom to sell or repledge the assets and the obligation to return them subsequently are as follows:

(a)

	The Group		The Bank	
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Assets pledged for Repo transactions, at carrying amount				
Government treasury bills and securities	**612,743**	1,371,858	**572,474**	1,361,286
Negotiable certificates of deposit	**2,885,104**	2,782,997	**1,579,775**	1,519,894
Bankers' acceptances	**1,170,356**	81,861	**490,743**	–
	4,668,203	4,236,716	**2,642,992**	2,881,180

The amount of the associated liabilities approximates the carrying amount of the assets pledged.

(b)

	The Group		The Bank	
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Assets received for reverse Repo transactions, at fair value	**1,313,897**	1,808,239	**521,297**	219,367

31. Assets held for sale

	The Group	The Bank
	2005	2005
	$'000	$'000
Quoted equity securities	**590,349**	**415,160**
Unquoted equity securities	**42,630**	**16,650**
	632,979	**431,810**
Provision for impairment (Note 36)	**(26,739)**	**(8,272)**
	606,240	**423,538**

Assets held for sale comprise equity securities held exclusively with a view to their subsequent disposal to comply with the Banking Act, Chapter 19. Under the Act, Singapore-incorporated banks are required to divest their interest in non-financial businesses to reduce the aggregate interests held by them and their affiliated entities to not more than 10%. The Bank has obtained the approval of MAS to comply with the requirement by 17 July 2006. Prior to 2005, these securities were classified under investment securities and investment in associates.

32. Investment securities

(a)

	2005					2004
	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables $'000	Held to maturity $'000	Total $'000	Total $'000
The Group						
Quoted securities						
Equity	**23,399**	**663,274**	**–**	**–**	**686,673**	903,858
Debt	**2,789,370**	**2,710,351**	**–**	**44,771**	**5,544,492**	4,344,076
Unquoted securities						
Equity	**–**	**455,956**	**–**	**–**	**455,956**	561,033
Debt	**1,041,769**	**1,927,434**	**500,230**	**182,275**	**3,651,708**	3,057,592
Investment securities (gross)	**3,854,538**	**5,757,015**	**500,230**	**227,046**	**10,338,829**	8,866,559
Provision for impairment (Note 36)					**(216,437)**	(258,014)
Investment securities (net)					**10,122,392**	8,608,545
The Bank						
Quoted securities						
Equity	**–**	**602,971**	**–**	**–**	**602,971**	640,025
Debt	**1,979,020**	**2,709,446**	**–**	**–**	**4,688,466**	3,376,687
Unquoted securities						
Equity	**–**	**317,118**	**–**	**–**	**317,118**	385,715
Debt	**763,628**	**1,859,144**	**500,230**	**–**	**3,123,002**	2,518,958
Investment securities (gross)	**2,742,648**	**5,488,679**	**500,230**	**–**	**8,731,557**	6,921,385
Provision for impairment (Note 36)					**(66,886)**	(118,735)
Investment securities (net)					**8,664,671**	6,802,650

32. Investment securities *(cont'd)*

(b) Included in the investment securities designated as fair value through profit and loss at the Group level as at 31 December 2005 was an amount of $888,159,000 (2004: $1,007,317,000) held by the SPE, Archer I Limited, which was subject to a first floating charge for the liabilities under the ABCP Programme (Note 23c).

(c) Gross investment securities analysed by industry

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Transport, storage and communication	**561,040**	394,965	**461,436**	239,362
Building and construction	**759,735**	434,000	**653,716**	266,466
Manufacturing	**431,112**	587,996	**421,806**	560,177
Financial institutions	**6,794,794**	5,132,667	**5,946,121**	4,245,462
General commerce	**173,402**	800,285	**130,682**	573,398
Other	**1,618,746**	1,516,646	**1,117,796**	1,036,520
	10,338,829	8,866,559	**8,731,557**	6,921,385

33. Other assets

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Interest receivable	**771,352**	1,258,899	**557,031**	1,049,050
Interest-in-suspense	**–**	(436,628)	**–**	(417,549)
	771,352	822,271	**557,031**	631,501
Sundry debtors	**1,144,975**	822,858	**565,340**	247,782
Foreclosed properties	**665,736**	568,914	**–**	–
Other	**418,945**	864,409	**283,414**	563,235
Provision for impairment on other assets (Note 36)	**(129,953)**	(71,631)	**(63,064)**	(31,669)
	2,871,055	3,006,821	**1,342,721**	1,410,849

34. Investment in associates

(a)

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Quoted equity securities	**127,053**	915,723	**92,207**	684,690
Unquoted equity securities	**397,062**	289,548	**255,374**	162,085
	524,115	1,205,271	**347,581**	846,775
Provision for impairment (Note 36)	**–**	–	**(1,171)**	(3,905)
Group's share of post-acquisition reserves of associates, net of dividends received	**476,059**	497,122	**–**	–
	1,000,174	1,702,393	**346,410**	842,870
Market value of quoted equity securities at 31 December	**450,130**	1,283,050	**408,345**	1,079,400

(b) The Group's share of the associates' financials are as follows:

	2005 $'000	2004 $'000
Income before operating expenses	**382,533**	491,685
Profit before tax	**99,854**	307,265
Total assets	**1,593,460**	3,447,112
Total liabilities	**569,401**	1,685,066
Contingent liabilities	**76,000**	152,657

(c) Major associates of the Group as at the balance sheet date are set out in Note 49 to the financial statements. The carrying amount of the Group's investment in associates includes goodwill amounting to $12,044,000 (2004: $132,664,000).

(d) Equity interest in UOL was partially divested during the year through the distribution in specie of shares (Note 19c) and redemption of exchangeable notes by way of shares (Note 23b). The remaining equity interest was reclassified to investment securities and assets held for sale.

(e) Bank Buana was converted from an associate to a subsidiary of the Group on 14 October 2005 (Note 35c).

35. Investment in subsidiaries

(a)

	The Bank	
	2005 $'000	2004 $'000
Quoted equity securities	**1,835,910**	1,139,422
Unquoted equity securities	**2,076,290**	1,909,972
	3,912,200	3,049,394
Provision for impairment (Note 36)	**(247,535)**	(351,727)
	3,664,665	2,697,667
Market value of quoted equity securities at 31 December	**1,825,969**	1,192,739

(b) The subsidiaries of the Group as at the balance sheet date are set out in Note 47 to the financial statements.

(c) On 14 October 2005, the Bank's wholly owned subsidiary, UOB International Investment Private Limited ("UOBII") acquired an additional 30% of the issued common shares of Bank Buana for a cash consideration of approximately $269 million, resulting in UOBII's holdings in Bank Buana increased from 23% to 53% and conversion of Bank Buana from an associate to a subsidiary of the Group.

Following the close of the tender offer on 19 December 2005 for the remaining shares not held by UOBII, an additional 8.1% of the issued common shares of Bank Buana were acquired for a cash consideration of approximately $75 million, resulting in UOBII holding a total stake of 61.1% in Bank Buana.

35. Investment in subsidiaries *(cont'd)*

(c) *(cont'd)*

Fair values of the identifiable net assets of Bank Buana acquired were as follows:

	Carrying amount $'000	Fair value $'000
Cash, balances and placements with central banks	223,531	223,531
Government treasury bills and securities	364,658	360,368
Investment and trading securities	75,048	75,048
Placements and balances with banks and agents	242,447	242,447
Trade bills and advances to customers	1,716,241	1,716,241
Other assets	125,138	125,138
Intangible assets		
Core deposit base	–	51,477
Customer loan base	–	34,376
Total identifiable assets	2,747,063	2,828,626
Deposits and balances of		
Banks and agents	77,114	77,114
Non-bank customers	2,197,917	2,197,917
Other liabilities	118,786	147,790
Total identifiable liabilities	2,393,817	2,422,821
Net identifiable assets	353,246	405,805
Less: Minority interests		157,858
Net identifiable assets attributed to equity holders of the Bank		247,947
Goodwill (include branch network, workforce, banking licence and other intangible assets not capable of individually identified and separately recognised)		299,476
Total cost of investment (include acquisition expenses of $5,765,000)		547,423
Cash and cash equivalents acquired		583,899
Cash consideration paid		(541,658)
Net inflow of cash and cash equivalents on acquisition		42,241

Income before operating expenses and profit from Bank Buana for the financial year amounted to $32,596,000 and $7,169,000 respectively. Had the acquisition taken place at the beginning of the financial year, the Group's income before operating expenses and profit attributable to equity holders of the Bank would have been $3,916,621,000 and $1,751,679,000 respectively.

(d) On 8 September 2005, the Bank acquired 208,409,296 or approximately 16.22% of the issued shares of UOB Radanasin Bank Public Company Limited ("UOBR") for a cash consideration of approximately $122 million, resulting in goodwill of $73,110,000.

On 16 November 2005, as part of the merger of the Bank's two banking subsidiaries, Bank of Asia Public Company Limited ("BOA") and UOBR, BOA completed a rights issue to raise funds to acquire all the shares in UOBR held by the Bank. Pursuant to the rights issue, the Bank subscribed for 3,117,629,566 new BOA shares.

On 28 November 2005, the merger of UOBR and BOA was completed and the enlarged BOA was renamed as United Overseas Bank (Thai) Public Company Limited.

(e) During the financial year, certain subsidiaries of the Group were liquidated which had no material effect on the balance sheets and results of the Bank and the Group for the financial year.

36. Movements of provision for impairment on investments and other assets

	Singapore Government treasury bills and securities $'000	Other government treasury bills and securities $'000	Assets held for sale $'000	Investment securities $'000	Other assets $'000	Total $'000
The Group						
2005						
Balance at 1 January						
As previously reported	**2,195**	**–**	**–**	**258,014**	**71,631**	**331,840**
Adjustments due to FRS39	**(2,195)**	**–**	**–**	**2,669**	**5,171**	**5,645**
As restated	**–**	**–**	**–**	**260,683**	**76,802**	**337,485**
Currency translation adjustments	**–**	**–**	**–**	**(266)**	**(1,285)**	**(1,551)**
Write-off	**–**	**–**	**–**	**(54,157)**	**(2,453)**	**(56,610)**
Reclassification	**–**	**–**	**26,620**	**(64,308)**	**37,688**	**–**
Charge/(write-back) to profit and loss account (Note 12)	**–**	**–**	**119**	**17,869**	**10,899**	**28,887**
Transfer from trade bills and advances to customers (Note 29f)	**–**	**–**	**–**	**56,616**	**8,171**	**64,787**
Acquisition of Bank Buana	**–**	**–**	**–**	**–**	**131**	**131**
Balance at 31 December	**–**	**–**	**26,739**	**216,437**	**129,953**	**373,129**
2004						
Balance at 1 January	147	3	–	130,974	23,690	154,814
Currency translation adjustments	–	–	–	(1,926)	(409)	(2,335)
Write-off	–	–	–	(6,635)	(469)	(7,104)
Charge/(write-back) to profit and loss account (Note 12)	2,048	(3)	–	48,170	21,871	72,086
Transfer from trade bills and advances to customers (Note 29f)	–	–	–	18,565	–	18,565
Transfer from Overseas Union Insurance, Limited	–	–	–	–	1,192	1,192
Acquisition of BOA	–	–	–	68,866	25,756	94,622
Balance at 31 December	2,195	–	–	258,014	71,631	331,840

36. Movements of provision for impairment on investments and other assets *(cont'd)*

	Singapore Government treasury bills and securities $'000	Other government treasury bills and securities $'000	Assets held for sale $'000	Investment securities $'000	Investment in associates $'000	Investment in subsidiaries $'000	Other assets $'000	Total $'000
The Bank								
2005								
Balance at 1 January								
As previously reported	**2,195**	**–**	**–**	**118,735**	**3,905**	**351,727**	**31,669**	**508,231**
Adjustments due to FRS39	**(2,195)**	**–**	**–**	**13,667**	**–**	**–**	**5,171**	**16,643**
As restated	**–**	**–**	**–**	**132,402**	**3,905**	**351,727**	**36,840**	**524,874**
Currency translation adjustments	**–**	**–**	**–**	**(177)**	**–**	**1**	**(117)**	**(293)**
Write-off	**–**	**–**	**–**	**(49,911)**	**–**	**(78,763)**	**(2,795)**	**(131,469)**
Reclassification	**–**	**–**	**8,272**	**(27,120)**	**–**	**–**	**18,848**	**–**
Charge/(write-back) to profit and loss account (Note 12)	**–**	**–**	**–**	**11,692**	**(2,734)**	**(25,430)**	**10,288**	**(6,184)**
Balance at 31 December	**–**	**–**	**8,272**	**66,886**	**1,171**	**247,535**	**63,064**	**386,928**
2004								
Balance at 1 January	143	3	–	90,311	10,216	366,663	11,679	479,015
Currency translation adjustments	–	–	–	(1,019)	–	(3)	(225)	(1,247)
Charge/(write-back) to profit and loss account (Note 12)	2,052	(3)	–	29,443	(6,311)	(14,933)	20,215	30,463
Balance at 31 December	2,195	–	–	118,735	3,905	351,727	31,669	508,231

37. Fixed assets

(a)

	2005			2004		
	Land and buildings $'000	**Other $'000**	**Total $'000**	Land and buildings $'000	Other $'000	Total $'000
The Group						
Balance at 1 January						
Cost	**1,833,504**	**1,133,335**	**2,966,839**	1,753,898	924,383	2,678,281
Accumulated depreciation	**(264,399)**	**(784,061)**	**(1,048,460)**	(219,408)	(630,092)	(849,500)
Provision for impairment	**(55,945)**	**–**	**(55,945)**	(60,388)	–	(60,388)
Net carrying amount	**1,513,160**	**349,274**	**1,862,434**	1,474,102	294,291	1,768,393
Movements during the financial year						
Currency translation adjustments	**(2,999)**	**(2,122)**	**(5,121)**	(5,636)	(2,595)	(8,231)
Acquisition of subsidiaries	**47,804**	**13,368**	**61,172**	75,320	65,658	140,978
Additions	**52**	**109,205**	**109,257**	2,574	95,309	97,883
Disposals	**(30,449)**	**(2,193)**	**(32,642)**	(10,067)	(5,326)	(15,393)
Depreciation charge	**(26,782)**	**(112,753)**	**(139,535)**	(26,638)	(98,063)	(124,701)
Write-back of impairment (Note 12)	**16,640**	**–**	**16,640**	3,505	–	3,505
Net carrying amount at 31 December	**1,517,426**	**354,779**	**1,872,205**	1,513,160	349,274	1,862,434
Balance at 31 December						
Cost	**1,837,946**	**1,219,377**	**3,057,323**	1,833,504	1,133,335	2,966,839
Accumulated depreciation	**(282,461)**	**(864,598)**	**(1,147,059)**	(264,399)	(784,061)	(1,048,460)
Provision for impairment	**(38,059)**	**–**	**(38,059)**	(55,945)	–	(55,945)
Net carrying amount	**1,517,426**	**354,779**	**1,872,205**	1,513,160	349,274	1,862,434

37. Fixed assets *(cont'd)*

(a) *(cont'd)*

	2005			2004		
	Land and buildings $'000	**Other $'000**	**Total $'000**	Land and buildings $'000	Other $'000	Total $'000
The Bank						
Balance at 1 January						
Cost	**1,044,314**	**720,590**	**1,764,904**	1,055,953	677,363	1,733,316
Accumulated depreciation	**(129,784)**	**(502,840)**	**(632,624)**	(115,665)	(451,163)	(566,828)
Provision for impairment	**(15,286)**	**-**	**(15,286)**	(19,348)	-	(19,348)
Net carrying amount	**899,244**	**217,750**	**1,116,994**	920,940	226,200	1,147,140
Movements during the financial year						
Currency translation adjustments	**(1,690)**	**(41)**	**(1,731)**	(197)	(245)	(442)
Additions	**-**	**78,849**	**78,849**	-	64,622	64,622
Disposals	**(9,567)**	**(299)**	**(9,866)**	(9,852)	(3,694)	(13,546)
Depreciation charge	**(15,350)**	**(70,325)**	**(85,675)**	(15,576)	(69,133)	(84,709)
Write-back of impairment (Note 12)	**1,649**	**-**	**1,649**	3,929	-	3,929
Net carrying amount at 31 December	**874,286**	**225,934**	**1,100,220**	899,244	217,750	1,116,994
Balance at 31 December						
Cost	**1,029,594**	**770,837**	**1,800,431**	1,044,314	720,590	1,764,904
Accumulated depreciation	**(141,790)**	**(544,903)**	**(686,693)**	(129,784)	(502,840)	(632,624)
Provision for impairment	**(13,518)**	**-**	**(13,518)**	(15,286)	-	(15,286)
Net carrying amount	**874,286**	**225,934**	**1,100,220**	899,244	217,750	1,116,994

(b) Based on directors' valuation, market values of the land and buildings of the Bank and the Group as at 31 December 2005 were estimated to be $1,552 million and $2,726 million (2004: $1,548 million and $2,611 million) respectively. The excess of the estimated market values over the net carrying amounts of the land and buildings is not recognised in the financial statements.

(c) Included in the land and buildings of the Bank and the Group are leasehold properties with net carrying amounts as at 31 December 2005 amounting to $749 million and $1,105 million (2004: $770 million and $1,090 million) respectively. The remaining properties are freehold.

38. Dividends

In respect of the financial year ended 31 December 2005, the directors have proposed a final dividend of 40 cents per share net of tax at 20% amounting to a total of $492,110,000 (2004: 40 cents per share net of tax at 20% amounting to a total of $491,602,000). The proposed dividend will be accounted for as an appropriation of retained profits for the financial year ending 31 December 2006.

39. Contingent liabilities

In the normal course of business, the Bank and the Group conduct businesses involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are reimbursable by the corresponding obligations of the customers. No assets of the Bank and the Group have been pledged as security for these contingent liabilities.

	The Group		**The Bank**	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Direct credit substitutes	**6,135,666**	5,634,628	**5,581,867**	5,305,009
Transaction-related contingencies	**2,505,909**	2,156,052	**1,550,479**	1,184,478
Trade-related contingencies	**2,648,751**	2,027,212	**2,239,797**	1,515,394
Other contingent liabilities	**184,709**	183,327	**164,551**	155,271
	11,475,035	10,001,219	**9,536,694**	8,160,152

Included in other contingent liabilities are estimated legal claims of $159 million (2004: $150 million). The Bank is of the view that these claims have no merit and their ultimate resolution is not expected to have a significant effect on the financials of the Bank and the Group. Accordingly, no provision has been made in respect of these legal claims in the financial statements.

40. Financial derivatives

Financial derivatives are instruments whose values change in response to the change in prices/rates (such as foreign exchange rate, interest rate, security price and credit spread) of the underlying instruments. They include forwards, swaps, futures and options.

In its normal course of business, the Bank and the Group transact in customised derivatives to meet specific needs of their customers. The Bank and the Group also transact in these derivatives for proprietary trading purposes as well as to manage their assets/liabilities and structural positions. The risks associated with the use of derivatives, as well as management's policies for controlling these risks are set out in Note 45.

40. Financial derivatives *(cont'd)*

The table below shows the Bank's and the Group's financial derivatives at the balance sheet date. The contract/notional amount represents the volume of the outstanding transactions while the positive/negative fair value indicates the fair value of the financial derivatives at the balance sheet date. These amounts do not necessarily represent future cash flows and amounts at risk of the derivatives.

	2005			2004		
	Contract/ notional amount $'000	**Positive fair value $'000**	**Negative fair value $'000**	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
The Group						
Foreign exchange contracts						
Forwards	**8,250,675**	**223,940**	**50,748**	9,694,082	302,429	151,281
Swaps	**226,503,057**	**1,605,183**	**1,586,827**	117,500,745	1,925,688	1,994,248
Options purchased	**3,632,772**	**30,555**	**–**	5,107,060	89,133	–
Options written	**2,491,839**	**–**	**27,338**	5,173,131	–	88,430
Interest rate contracts						
Forwards	**6,077,547**	**2,090**	**4,355**	19,931,300	8,728	8,961
Swaps	**326,345,175**	**1,620,444**	**1,932,873**	108,787,108	703,661	859,546
Futures	**10,085,131**	**7,080**	**6,772**	9,010,893	8,028	11,559
Options purchased	**1,286,680**	**7,810**	**–**	489,141	7,318	–
Options written	**1,082,054**	**–**	**7,620**	409,141	–	5,888
Equity-related contracts						
Swaps	**1,503,294**	**64,878**	**63,225**	233,177	10,512	11,278
Futures	**–**	**–**	**–**	15,201	–	808
Options purchased	**931,976**	**52,391**	**–**	563,260	53,160	–
Options written	**964,275**	**–**	**58,656**	540,502	–	53,051
Credit-related contracts						
Swaps	**1,361,016**	**7,054**	**1,226**	384,453	3,479	281
Precious metal contracts						
Forwards	**216,035**	**6,806**	**35,547**	211,152	4,870	12,916
Swaps	**70,970**	**12,401**	**707**	35,570	1,117	176
	590,802,496	**3,640,632**	**3,775,894**	278,085,916	3,118,123	3,198,423
Less : Financial derivatives accounted for on accrual basis		**–**	**–**		233,434	495,302
Financial derivatives measured at fair value		**3,640,632**	**3,775,894**		2,884,689	2,703,121

Included in the interest rate contracts are the following interest rate swaps designated to hedge the interest rate risk of certain S$ and US$ subordinated notes issued:

	2005		
	Contract/ notional amount $'000	**Positive fair value $'000**	**Negative fair value $'000**
Interest rate swaps	**5,626,200**	**28,926**	**161,973**

	2005			2004		
	Contract/ notional amount $'000	**Positive fair value $'000**	**Negative fair value $'000**	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
The Bank						
Foreign exchange contracts						
Forwards	**7,377,163**	**217,130**	**48,849**	8,376,697	290,091	145,617
Swaps	**236,485,985**	**1,615,884**	**1,599,963**	117,826,144	1,913,216	1,987,386
Options purchased	**3,617,654**	**30,555**	**–**	5,086,152	89,136	–
Options written	**2,480,042**	**–**	**27,317**	5,166,817	–	88,354
Interest rate contracts						
Forwards	**6,044,329**	**2,029**	**4,355**	19,931,300	8,728	8,961
Swaps	**323,316,761**	**1,607,344**	**1,890,562**	108,192,959	712,804	822,927
Futures	**4,312,882**	**3,622**	**2,712**	2,471,394	4,110	4,798
Options purchased	**1,286,680**	**7,810**	**–**	489,141	7,318	–
Options written	**1,082,054**	**–**	**7,620**	409,141	–	5,888
Equity-related contracts						
Swaps	**1,503,294**	**64,878**	**63,225**	233,177	10,512	11,278
Futures	**–**	**–**	**–**	15,201	–	808
Options purchased	**927,346**	**52,361**	**–**	562,367	53,160	–
Options written	**971,280**	**–**	**58,800**	540,502	–	53,051
Credit-related contracts						
Swaps	**1,377,647**	**7,054**	**1,727**	417,129	3,479	1,013
Precious metal contracts						
Forwards	**38,345**	**–**	**1,147**	40,149	–	107
Swaps	**2,874**	**520**	**2**	–	–	–
	590,824,336	**3,609,187**	**3,706,279**	269,758,270	3,092,554	3,130,188
Less : Financial derivatives accounted for on accrual basis		**–**	**–**		238,343	492,625
Financial derivatives measured at fair value		**3,609,187**	**3,706,279**		2,854,211	2,637,563

Included in the interest rate contracts are the following interest rate swaps designated to hedge the interest rate risk of certain S$ and US$ subordinated notes issued:

	2005		
	Contract/ notional amount $'000	**Positive fair value $'000**	**Negative fair value $'000**
Interest rate swaps	**5,626,200**	**28,926**	**161,973**

41. Commitments

(a)

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Undrawn credit facilities	**40,768,342**	38,559,562	**31,485,556**	29,906,824
Spot/forward contracts	**1,539,486**	501,955	**1,385,774**	501,955
Capital commitments	**35,949**	28,175	**27,655**	24,576
Operating lease commitments	**59,184**	53,662	**44,224**	33,543
Other	**142,131**	132,467	**105,835**	126,220
	42,545,092	39,275,821	**33,049,044**	30,593,118

(b) Operating lease commitments

The aggregate minimum lease payments under non-cancellable operating leases at the balance sheet date are as follows:

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Minimum lease payable				
Not later than 1 year	**25,550**	22,218	**19,282**	15,007
Later than 1 year but not later than 5 years	**29,261**	25,455	**21,134**	16,002
Later than 5 years	**4,373**	5,989	**3,808**	2,534
	59,184	53,662	**44,224**	33,543
Minimum lease receivable				
Not later than 1 year	**56,991**	66,173	**30,935**	29,395
Later than 1 year but not later than 5 years	**80,078**	99,724	**34,154**	31,180
Later than 5 years	**26,447**	4,242	**384**	–
	163,516	170,139	**65,473**	60,575

42. Cash and cash equivalents

Cash equivalents are highly liquid assets that are subject to an insignificant risk of changes in value and are readily convertible into known amounts of cash. In the consolidated cash flow statement, cash and cash equivalents comprise the following:

	The Group	
	2005	2004
	$'000	$'000
Cash, balances and placements with central banks	**11,925,148**	11,653,014
Singapore Government treasury bills and securities	**6,883,521**	6,652,762
Other government treasury bills and securities	**2,088,563**	1,723,186
	20,897,232	20,028,962

43. Related party transactions

Related parties cover the Group's subsidiaries, associates and their subsidiaries, and key management personnel and their related parties.

Key management personnel include the Bank's directors, members of its Management Executive Committee which was formed in financial year 2005, as well as their related parties which cover:

- their close family members
- companies that are majority-owned by them or their family members
- companies or firms in which they or their family members control or exercise significant influence over the board of directors
- individuals, companies or firms whose credit facilities are guaranteed by them
- companies (other than those reported under subsidiaries and associates of the Group) in which they hold directorship

All related party transactions entered into by the Bank and the Group are made in the ordinary course of their business. In addition to the information shown elsewhere in the financial statements, other related party transactions that may be of interest are as follows:

(a)

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Interest income				
Subsidiaries	**–**	–	**49,800**	29,207
Associates	**8,060**	6,296	**8,060**	6,282
Interest expense				
Subsidiaries	**–**	–	**53,488**	28,521
Associates	**5,371**	3,339	**4,776**	2,364
Rental income				
Subsidiaries	**–**	–	**2,025**	2,276
Associates	**5,714**	10,147	**5,633**	10,073
Rental expense				
Subsidiaries	**–**	–	**13,990**	14,513
Associates	**2,722**	3,615	**2,293**	3,615
Fee and commission and other income				
Subsidiaries	**–**	–	**36,367**	28,912
Associates	**9,103**	5,392	**2,242**	–
Placements, loans and advances				
Subsidiaries	**–**	–	**2,056,019**	1,828,628
Associates	**398,646**	658,328	**396,841**	656,229
Key management personnel and their related parties	**1,450,928**	1,037,128	**1,450,928**	1,037,128
Deposits				
Subsidiaries	**–**	–	**2,448,464**	1,668,594
Associates	**353,429**	1,066,900	**348,491**	1,035,737
Off-balance sheet credit facilities				
Subsidiaries	**–**	–	**429,228**	322,415
Associates	**21,366**	91,323	**21,366**	87,646
Key management personnel and their related parties	**246,391**	35,214	**243,068**	35,214

43. Related party transactions *(cont'd)*

(b) **Compensation of key management personnel**

	The Group		The Bank	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Short-term employee benefits	**16,836**	10,882	**16,836**	10,882
Other	**347**	27	**347**	27
	17,183	10,909	**17,183**	10,909

44. Segment information

(a) **Business segments**

The Group's businesses are organised into five segments based on the types of products and services that it provides. These segments are Individual Financial Services, Institutional Financial Services, Global Treasury, Asset Management and Other.

Individual Financial Services

Individual Financial Services segment covers Personal Financial Services and Private Banking. Personal Financial Services serves individual customers, including the wealthy and affluent privilege banking customers. The principal products and services for personal customers include deposits, loans, investments, and credit and debit cards. Personal Financial Services also sells and distributes a range of life assurance products. For the more affluent customers, Privilege Banking provides an extensive range of financial services, including wealth management and trust services. Private Banking provides an elevated level of personal service and confidential consultation to the sophisticated investors and high networth individuals.

Institutional Financial Services

Institutional Financial Services segment encompasses Commercial Credit, Corporate Banking, Corporate Finance and Capital Markets. Commercial Credit serves the small and medium-sized enterprises. Corporate Banking serves the middle market and large local corporate groups, including non-bank financial institutions. Both Commercial Credit and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance serves corporations with services that include initial public offerings, rights issues, and corporate advisory services. Capital Markets specialises in providing solution-based structures to meet clients' financing requirements, as well as in the issue of debt and quasi-debt securities and loan syndications.

Global Treasury

Global Treasury segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, a full range of gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region.

Asset Management

Asset Management segment comprises asset management, venture capital management and proprietary investment activities.

Other

Other segment includes property-related activities, insurance businesses and the management of capital funds.

The following business segment information is stated after elimination of inter-segment transactions.

	The Group					
	Individual Financial Services $'million	Institutional Financial Services $'million	Global Treasury $'million	Asset Management $'million	Other $'million	Total $'million
2005						
Income before operating expenses	1,202	1,589	480	222	268	3,761
Less : Segment operating expenses	557	421	171	88	139	1,376
Less : Other impairment charges	97	134	1	9	(67)	174
Segment profit before amortisation/impairment of intangible assets	548	1,034	308	125	196	2,211
Less : Impairment of goodwill	–	–	–	–	58	58
Less : Amortisation of other intangible assets	1	1	–	–	–	2
Segment profit before tax [1]	547	1,033	308	125	138	2,151
Unallocated corporate expenses						(47)
Operating profit after amortisation and impairment charges						2,104
Share of profit of associates						100
Profit before tax						2,204
Tax and minority interests						(495)
Profit attributable to Bank's equity holders						1,709
Segment assets [2]	26,926	43,263	61,053	1,072	6,802	139,116
Assets held for sale	–	–	–	–	606	606
Intangible assets						
Goodwill	1,168	2,272	398	267	80	4,185
Other	27	58	–	–	–	85
Investment in associates						1,000
Unallocated assets						81
Total assets						145,073
Segment liabilities [2]	49,625	37,452	35,431	80	6,599	129,187
Unallocated liabilities						666
Total liabilities						129,853
Other information:						
Trade bills and advances to customers (gross)	26,841	43,005	–	–	–	69,846
Non-performing loans*	968	2,926	–	–	–	3,894
Provision for individual impairment*	263	1,170	–	–	–	1,433
Securities not held for trading (gross) ^						
Government and debt securities <	–	760	12,750	124	4,180	17,814
Equity securities	–	14	90	663	375	1,142
Intangible assets acquired	66	347	55	2	1	471
Capital expenditure	47	50	7	1	4	109
Depreciation of fixed assets	46	53	10	1	30	140

* *Exclude debt securities*

^ *Exclude investment in associates and securities held for sale*

< *Include assets pledged*

44. Segment information *(cont'd)*

(a) Business segments *(cont'd)*

	The Group					
	Individual Financial Services $'million	Institutional Financial Services $'million	Global Treasury $'million	Asset Management $'million	Other $'million	Total $'million
2004						
Income before operating expenses	1,090	1,328	395	193	253	3,259
Less : Segment operating expenses	497	368	165	69	76	1,175
Less : Other impairment charges	90	169	4	(17)	(37)	209
Segment profit before amortisation/impairment of intangible assets	503	791	226	141	214	1,875
Unallocated corporate expenses						(51)
						1,824
Intangible assets amortised/impaired						(214)
Operating profit after amortisation and impairment charges						1,610
Share of profit of associates						307
Profit before tax						1,917
Tax and minority interests						(465)
Profit attributable to Bank's equity holders						**1,452**
Segment assets [2]	25,908	41,942	55,245	872	5,251	129,218
Intangible assets						3,876
Investment in associates						1,702
Unallocated assets						83
Total assets						**134,879**
Segment liabilities [2]	46,061	34,842	33,861	66	5,870	120,700
Unallocated liabilities						592
Total liabilities						**121,292**
Other information:						
Trade bills and advances to customers (gross)	26,031	41,946	–	–	–	67,977
Non-performing loans*	1,402	4,003	–	–	–	5,405
Provision for individual impairment*	479	1,827	–	–	–	2,306
Securities not held for trading (gross) ^						
Government and debt securities <	–	1,285	11,061	143	2,633	15,122
Equity securities	–	29	112	486	838	1,465
Capital expenditure	41	32	10	2	13	98
Depreciation of fixed assets	38	34	14	2	37	125

* *Exclude debt securities*
^ *Exclude investment in associates and securities held for sale*
< *Include assets pledged*

Note:

1 Segment profit before tax represents income less operating expenses that is directly attributable or can be allocated on a reasonable basis to a segment. Inter-segment transactions are charged at internal transfer prices, estimated based on costs of products and services provided, and taking into account market prices charged to unaffiliated customers.

2 Segment assets and liabilities comprise operating assets and liabilities that are directly attributable or can be allocated on a reasonable basis to a segment.

(b) **Geographical segments**

The following geographical segment information is based on the location where the transactions and assets are booked, which approximates that based on the location of the customers and assets. The information is stated after elimination of inter-segment transactions.

	The Group					
	Income before operating expenses		**Profit before tax**		**Total assets**	
	2005	2004	**2005**	2004	**2005**	2004
	$'million	$'million	**$'million**	$'million	**$'million**	$'million
Singapore (include Asian Currency Unit)	**2,540**	2,332	**1,756**	1,680	**90,710**	84,688
Malaysia	**417**	356	**189**	237	**13,987**	12,783
Thailand	**372**	213	**53**	35	**7,912**	9,087
Other ASEAN countries	**83**	55	**24**	6	**3,970**	1,517
	872	624	**266**	278	**25,869**	23,387
Other Asia-Pacific countries	**166**	178	**108**	95	**16,255**	15,740
Rest of the world	**183**	125	**134**	78	**7,969**	7,188
	3,761	3,259	**2,264**	2,131	**140,803**	131,003
Intangible assets	**–**	–	**(60)**	(214)	**4,270**	3,876
	3,761	3,259	**2,204**	1,917	**145,073**	134,879

45. Financial risk management

The Group's business activities involve the use of financial instruments, including derivatives. These activities expose the Group to a variety of financial risks, mainly credit risk, foreign exchange risk, interest rate risk and liquidity risk.

Managing financial risks is an integral part of the Group's business. It is carried out centrally by the various specialist committees of the Group under delegated authority from the Board of Directors. These various specialist committees formulate, review and approve policies and limits on monitoring and managing risk exposures under their respective supervision. The major policy decisions and proposals approved by these committees are subject to review by the Executive Committee.

The Risk Management sector, which is independent of the business units, performs the role of implementing the risk management policies and procedures. Compliance officers in the business units ensure that each business unit puts in place the proper control procedures to ensure regulatory and operational compliance while the Middle Office (under Finance Division) enforces compliance of trading policies and limits by the trading desks at Global Treasury. This is further enhanced by the periodic risk assessment audit carried out by the Group Audit.

The main financial risks that the Group is exposed to and how they are being managed are set out below:

(a) ***Credit risk***

Credit risk is defined as the potential loss arising from any failure by a borrower or a counterparty to fulfil their financial obligations as and when they fall due. Credit risk is inherent in lending, trade finance, investments, treasury activities and other credit-related activities undertaken by the Group.

The Credit Committee, under delegated authority from the Board of Directors, deals with all credit, as well as country/transfer risk matters, including approval of credit applications, formulation of credit policies and the review of existing credit facilities.

The UOB Group has in place a disciplined process to regularly monitor, review and report its portfolio risks for the timely recognition of asset impairment, recovery action and the avoidance of undue concentration. These include large credit exposures by obligors, aggregate exposure levels to individual groups and sectors, security types, internal credit ratings, industry exposures, level of non-performing loans, appropriateness of classification, adequacy of provisioning and country risk concentrations.

In respect of other credit risk activities such as money market transactions and financial derivatives, the Group has counterparty risk policies that set out approved counterparties with whom the Group may transact and their respective transaction limits.

Exposure to credit risk is also managed in part by obtaining collateral or right to call for collateral when certain thresholds are exceeded, the right to terminate transactions upon the occurrence of unfavourable events, the right to reset the terms of transactions after specified time periods or upon the occurrence of unfavourable events, and entering into netting agreements with counterparties that permit the Group to offset receivables and payables with such counterparties.

Given the amounts, types and nature of its existing products and businesses, the Group assesses that industry concentration risk arises primarily from the Group's advances to customers and trade bills. Note 29c analyses the Group's total gross trade bills and advances to customers by industry classification as at the balance sheet date.

(i) Financial assets and credit-related contingent assets analysed by geographical sector

	The Group				
	Trade bills and advances to customers (gross) $'million	**Placements and balances with banks and agents^ $'million**	**Other assets $'million**	**Credit-related contingent assets $'million**	**Total $'million**
2005					
Singapore	**44,576**	**736**	**24,801**	**6,158**	**76,271**
Regional Countries *	**17,363**	**4,325**	**6,280**	**2,369**	**30,337**
Greater China	**2,392**	**4,102**	**2,350**	**723**	**9,567**
Other **	**5,515**	**22,183**	**6,383**	**2,040**	**36,121**
	69,846	**31,346**	**39,814**	**11,290**	**152,296**
2004					
Singapore	44,855	3,043	23,064	5,812	76,774
Regional Countries *	14,918	3,337	6,688	2,344	27,287
Greater China	2,017	3,193	1,870	571	7,651
Other **	6,187	17,153	5,785	1,091	30,216
	67,977	26,726	37,407	9,818	141,928

* *Refer to Malaysia, Indonesia, the Philippines and Thailand*

** *Comprise mainly member countries of the Organisation for Economic Co-operation and Development*

^ *Include assets pledged*

(ii) Total non-performing loans and debt securities analysed by geographical sector

	The Group			
	2005		2004	
	Non-performing loans and debt securities $'million	**Individual impairment $'million**	Non-performing loans and debt securities $'million	Individual impairment $'million
Singapore	**1,955**	**609**	2,949	1,157
Regional Countries				
Malaysia	**651**	**207**	873	331
Indonesia	**101**	**55**	88	68
Philippines	**180**	**70**	160	80
Thailand	**906**	**481**	1,170	640
	1,838	**813**	2,291	1,119
Greater China	**64**	**10**	161	52
Other	**74**	**12**	83	26
	3,931	**1,444**	5,484	2,354

45. Financial risk management *(cont'd)*

(a) ***Credit risk*** *(cont'd)*

(iii) Total non-performing loans and debt securities analysed by industry

	The Group			
	2005		2004	
	Non-performing loans and debt securities $'million	**Individual impairment $'million**	Non-performing loans and debt securities $'million	Individual impairment $'million
Transport, storage and communication	**79**	**31**	119	56
Building and construction	**566**	**182**	844	337
Manufacturing	**834**	**410**	1,165	622
Non-bank financial institutions	**562**	**160**	701	216
General commerce	**770**	**332**	1,007	503
Professionals and private individuals	**578**	**214**	897	386
Housing loans	**390**	**49**	505	93
Other	**152**	**66**	246	141
	3,931	**1,444**	5,484	2,354

(iv) Total secured non-performing loans and debt securities analysed by collateral type

	The Group				
	Properties $'million	**Marketable securities $'million**	**Cash and deposits $'million**	**Other $'million**	**Total $'million**
2005					
Singapore	**1,139**	**13**	**16**	**12**	**1,180**
Regional Countries	**841**	**47**	**6**	**50**	**944**
Greater China	**42**	**–**	**–**	**–**	**42**
Other	**61**	**1**	**–**	**–**	**62**
	2,083	**61**	**22**	**62**	**2,228**
2004					
Singapore	1,442	21	19	36	1,518
Regional Countries	1,008	84	15	42	1,149
Greater China	84	–	–	–	84
Other	45	1	–	–	46
	2,579	106	34	78	2,797

(v) Non-performing loans restructured during the financial year

	The Group	
	2005	2004
	$'million	$'million
Substandard	**141**	223
Doubtful	**1**	49
Loss	**10**	30
	152	302

(vi) Total non-performing loans and debt securities analysed by period overdue

	The Group	
	2005	2004
	$'million	$'million
Current	**286**	548
≤ 90 days	**380**	357
Between 91 and 180 days	**459**	596
≥ 181 days	**2,806**	3,983
	3,931	5,484

(b) ***Foreign exchange risk***

Foreign exchange risk is the risk to earnings and value of foreign currency assets, liabilities and financial derivatives caused by fluctuations in foreign exchange rates.

The Group's foreign exchange exposures comprise trading, non-trading and structural foreign exchange exposures arising from overseas investments. Foreign exchange non-trading exposures are principally derived from customer businesses. Structural foreign currency exposures are represented by the net asset values of its overseas branches, share of the net asset values of its overseas subsidiaries and associates, and long-term investment in overseas properties. The Group utilises mainly foreign currency forwards and swaps to hedge its foreign exchange exposures. Where possible, foreign investments are funded in the functional currencies of the respective locations to mitigate structural foreign currency exposures.

Foreign exchange risk is managed through risk limits and policies approved by the Asset Liability Committee. These limits and policies, such as exposure by currency and total overnight and intra-day positions, are independently monitored on a daily basis by Middle Office.

45. Financial risk management *(cont'd)*

(b) ***Foreign exchange risk*** *(cont'd)*

(i) The following table sets out the Group's assets, liabilities and financial derivatives by currency as at the balance sheet date. The off-balance sheet gap represents the net contract or notional amount of derivatives which is used principally to reduce the Group's exposure to foreign exchange rate movements:

	The Group						
	Singapore dollar $'million	US dollar $'million	Malaysian ringgit $'million	Thai baht $'million	Indonesian rupiah $'million	Other $'million	Total $'million
2005							
Cash, balances and placements with central banks	6,731	42	2,551	318	344	1,939	11,925
Government treasury bills and securities ^	7,456	45	151	145	366	1,422	9,585
Placements and balances with banks and agents ^	2,474	18,244	2,496	3	19	8,110	31,346
Trade bills and advances to customers ^	38,079	9,598	6,770	5,747	1,824	4,957	66,975
Trading and investment securities	913	6,324	303	204	64	2,099	9,907
Investment in associates	908	15	71	5	–	1	1,000
Intangible assets	3,182	–	–	700	388	–	4,270
Other	4,988	939	440	819	91	1,655	8,932
	64,731	35,207	12,782	7,941	3,096	20,183	143,940
Assets of SPE*							1,133
Total assets							145,073
Deposits and balances of non-bank customers	47,474	12,236	8,946	6,245	2,066	8,574	85,541
Deposits and balances of banks and agents, and bills and drafts payable	6,186	15,015	1,020	281	77	6,905	29,484
Debts issued	2,378	3,619	–	218	49	6	6,270
Other	4,242	1,014	868	22	55	1,250	7,451
	60,280	31,884	10,834	6,766	2,247	16,735	128,746
Liabilities of SPE*							1,107
Total liabilities							129,853
On-balance sheet open position	4,451	3,323	1,948	1,175	849	3,448	
Off-balance sheet open position	4,556	(565)	(567)	455	(30)	(3,849)	
Net open position	9,007	2,758	1,381	1,630	819	(401)	
Of which:							
Net structural position	–	19	969	1,199	580	186	

^ *Include assets pledged*
* *After elimination of inter-company balances*

	The Group						
	Singapore dollar $'million	US dollar $'million	Malaysian ringgit $'million	Thai baht $'million	Indonesian rupiah $'million	Other $'million	Total $'million
2004							
Cash, balances and placements with central banks	5,171	55	2,542	690	223	2,972	11,653
Government treasury bills and securities ^	7,773	297	50	217	–	1,411	9,748
Placements and balances with banks and agents ^	3,124	14,471	1,994	14	11	7,112	26,726
Trade bills and advances to customers ^	38,020	8,604	6,155	5,816	100	5,605	64,300
Trading and investment securities	1,831	4,137	268	438	10	1,416	8,100
Investment in associates	1,428	4	63	6	200	1	1,702
Intangible assets	3,182	–	–	618	2	74	3,876
Other	4,354	1,725	391	885	6	453	7,814
	64,883	29,293	11,463	8,684	552	19,044	133,919
Assets of SPE*							960
Total assets							134,879
Deposits and balances of non-bank customers	45,075	11,777	7,663	7,173	190	7,174	79,052
Deposits and balances of banks and agents, and bills and drafts payable	3,093	15,957	1,305	650	2	7,443	28,450
Debts issued	2,300	3,780	–	84	–	–	6,164
Other	3,861	753	918	144	9	998	6,683
	54,329	32,267	9,886	8,051	201	15,615	120,349
Liabilities of SPE*							943
Total liabilities							121,292
On-balance sheet open position	10,554	(2,974)	1,577	633	351	3,429	
Off-balance sheet open position	(30)	3,978	(961)	858	41	(3,886)	
Net open position	10,524	1,004	616	1,491	392	(457)	
Of which:							
Net structural position	–	(1)	885	1,505	285	262	

^ *Include assets pledged*
* *After elimination of inter-company balances*

45. Financial risk management *(cont'd)*

(b) ***Foreign exchange risk*** *(cont'd)*

(ii) The structural currency exposures of the Group as at the balance sheet date are as follows:

	The Group			
	Structural currency exposure in overseas operations $'million	**Hedges by funding in respective currencies $'million**	**Other hedges $'million**	**Net structural currency exposure $'million**
2005				
Australian dollar	**176**	**–**	**147**	**29**
Hong Kong dollar	**64**	**16**	**41**	**7**
Indonesian rupiah	**580**	**–**	**–**	**580**
Malaysian ringgit	**969**	**–**	**–**	**969**
Thai baht	**1,182**	**–**	**(17)**	**1,199**
US dollar	**575**	**254**	**302**	**19**
Other	**334**	**43**	**141**	**150**
	3,880	**313**	**614**	**2,953**
2004				
Australian dollar	211	–	177	34
Hong Kong dollar	64	16	40	8
Indonesian rupiah	285	–	–	285
Malaysian ringgit	885	–	–	885
Thai baht	1,488	–	(17)	1,505
US dollar	423	188	236	(1)
Other	374	46	108	220
	3,730	250	544	2,936

(c) ***Interest rate risk***

Interest rate risk is the risk to earnings and economic value of the Group caused by fluctuations in interest rates.

Interest rate exposure arises from the differences in maturities and repricing dates of assets, liabilities and off-balance sheet items. These mismatches are actively monitored and managed as part of the overall interest rate risk management process which is conducted in accordance with the Group's policies as approved by the Asset Liability Committee.

(i) The table below summarises the effective average interest rate of the financial assets and liabilities as at the balance sheet date by major currency:

	The Group		
	Singapore dollar %	**US dollar %**	**Malaysian ringgit %**
2005			
Assets			
Placements with central banks	**2.60**	**0.54**	**3.52**
Placements and balances with banks and agents	**3.19**	**4.30**	**2.98**
Trade bills and advances to customers	**4.20**	**5.25**	**6.48**
Government, trading and investment securities	**2.85**	**5.40**	**3.82**
Liabilities			
Non-bank deposits	**1.65**	**3.40**	**3.12**
Deposits and balances of banks and agents and debts issued	**2.94**	**4.50**	**2.84**
2004			
Assets			
Placements with central banks	1.30	0.11	2.78
Placements and balances with banks and agents	1.66	2.27	2.75
Trade bills and advances to customers	3.57	3.79	6.87
Government, trading and investment securities	1.79	3.71	4.80
Liabilities			
Non-bank deposits	0.88	1.86	3.04
Deposits and balances of banks and agents and debts issued	1.90	2.27	2.34

45. Financial risk management *(cont'd)*

(c) ***Interest rate risk*** (cont'd)

(ii) The table below shows the interest rate sensitivity gap by time band based on the earlier of contractual repricing date and maturity date. Actual repricing dates may differ from contractual dates due to prepayments.

	The Group									
	Up to 7 days $'million	**Over 7 days to 1 month $'million**	**Over 1 to 3 months $'million**	**Over 3 to 12 months $'million**	**Over 1 to 3 years $'million**	**Over 3 years $'million**	**Non-interest bearing $'million**	**Banking book total $'million**	**Trading book total $'million**	**Total $'million**
2005										
Cash, balances and placements with central banks	**356**	**262**	**772**	**399**	**–**	**–**	**3,272**	**5,061**	**6,864**	**11,925**
Government treasury bills and securities ^	**265**	**1,616**	**2,697**	**2,455**	**953**	**490**	**–**	**8,476**	**1,109**	**9,585**
Placements and balances with banks and agents ^	**4,006**	**6,638**	**5,470**	**7,372**	**45**	**–**	**119**	**23,650**	**7,696**	**31,346**
Trade bills and advances to customers ^	**27,566**	**10,957**	**11,806**	**8,953**	**3,657**	**1,288**	**2,442**	**66,669**	**306**	**66,975**
Trading and investment securities	**74**	**691**	**1,464**	**656**	**978**	**4,381**	**1,038**	**9,282**	**625**	**9,907**
Investments in associates	**–**	**–**	**–**	**–**	**–**	**–**	**1,000**	**1,000**	**–**	**1,000**
Intangible assets	**–**	**–**	**–**	**–**	**–**	**–**	**4,270**	**4,270**	**–**	**4,270**
Other	**–**	**–**	**–**	**–**	**–**	**–**	**8,000**	**8,000**	**932**	**8,932**
	32,267	**20,164**	**22,209**	**19,835**	**5,633**	**6,159**	**20,141**	**126,408**	**17,532**	**143,940**
Assets of SPE*										**1,133**
Total assets										**145,073**

^ *Include assets pledged*

* *After elimination of inter-company balances*

	The Group									
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Banking book total $'million	Trading book total $'million	Total $'million
2005										
Deposits and balances of non-bank customers	29,896	19,695	12,781	12,601	1,169	1,186	6,689	84,017	1,524	85,541
Deposits and balances of banks and agents, and bills and drafts payable	4,045	6,742	3,243	1,996	–	–	1,165	17,191	12,293	29,484
Debts issued	19	159	276	164	3	5,649	–	6,270	–	6,270
Other	–	–	–	–	–	–	5,889	5,889	1,562	7,451
Internal funding of trading book	(2,153)	–	–	–	–	–	–	(2,153)	2,153	–
	31,807	26,596	16,300	14,761	1,172	6,835	13,743	111,214	17,532	128,746
Liabilities of SPE*										1,107
Total liabilities										129,853
Equity attributable to										
Equity holders of the Bank	–	–	–	–	–	–	14,903	14,903	–	14,903
Minority	–	–	–	–	–	–	291	291	–	291
SPE*										26
Total equity										15,220
Total liabilities and equity										145,073
Net on-balance sheet position	460	(6,432)	5,909	5,074	4,461	(676)	(8,796)	–	–	
Net off-balance sheet position	(2,152)	(1,428)	(3,287)	1,935	920	4,012	–	–	–	
Net interest rate sensitivity gap	(1,692)	(7,860)	2,622	7,009	5,381	3,336	(8,796)	–	–	

^ *Include assets pledged*
* *After elimination of inter-company balances*

45. Financial risk management *(cont'd)*

(c) ***Interest rate risk*** (cont'd)

	The Group									
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Banking book total $'million	Trading book total $'million	Total $'million
2004										
Cash, balances and placements with central banks	744	444	57	6	–	–	3,883	5,134	6,519	11,653
Government treasury bills and securities ^	–	448	1,637	2,709	1,620	1,314	–	7,728	2,020	9,748
Placements and balances with banks and agents ^	2,963	6,193	5,902	7,099	–	–	99	22,256	4,470	26,726
Trade bills and advances to customers ^	23,054	13,825	10,763	10,851	4,181	1,578	–	64,252	48	64,300
Trading and investment securities	129	507	1,487	979	1,017	2,333	1,209	7,661	439	8,100
Investments in associates	–	–	–	–	–	–	1,702	1,702	–	1,702
Intangible assets	–	–	–	–	–	–	3,876	3,876	–	3,876
Other	–	–	–	–	–	–	4,326	4,326	3,488	7,814
	26,890	21,417	19,846	21,644	6,818	5,225	15,095	116,935	16,984	133,919
Assets of SPE*										960
Total assets										134,879

^ *Include assets pledged*

* *After elimination of inter-company balances*

	The Group									
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Banking book total $'million	Trading book total $'million	Total $'million
2004										
Deposits and balances of non-bank customers	25,929	22,118	10,140	11,848	1,306	1,036	6,208	78,585	467	79,052
Deposits and balances of banks and agents, and bills and drafts payable	3,889	6,677	4,320	1,613	–	–	1,107	17,606	10,844	28,450
Debts issued	25	103	177	225	84	5,550	–	6,164	–	6,164
Other	–	–	–	–	–	–	3,083	3,083	3,600	6,683
Internal funding of trading book	(2,073)	–	–	–	–	–	–	(2,073)	2,073	–
	27,770	28,898	14,637	13,686	1,390	6,586	10,398	103,365	16,984	120,349
Liabilities of SPE*										943
Total liabilities										121,292
Equity attributable to Equity holders of the Bank	–	–	–	–	–	–	13,422	13,422	–	13,422
Minority	–	–	–	–	–	–	148	148	–	148
SPE*										17
Total equity										13,587
Total liabilities and equity										134,879
Net on-balance sheet position	(880)	(7,481)	5,209	7,958	5,428	(1,361)	(8,873)	–	–	
Net off-balance sheet position	(479)	(1,761)	(2,685)	2,491	(1,720)	4,154	–	–	–	
Net interest rate sensitivity gap	(1,359)	(9,242)	2,524	10,449	3,708	2,793	(8,873)	–	–	

^ *Include assets pledged*

* *After elimination of inter-company balances*

45. Financial risk management *(cont'd)*

(d) ***Liquidity risk***

Liquidity risk is the risk that the Group is unable to meet its financial obligations as and when they fall due, such as upon maturity of deposits and draw-down of loans.

The Group manages liquidity risk in accordance with a framework of liquidity policies, controls and limits approved by the Asset Liability Committee. The main objectives are honouring all cash outflow commitments on an on-going basis, satisfying statutory liquidity and reserve requirements, and avoiding raising funds at market premiums or through forced sale of assets. These controls and policies include setting of cash flow mismatch limits, monitoring of liquidity early warning indicators, stress test analysis of cash flows in liquidity crisis scenarios and establishment of a comprehensive contingency funding plan. The Group is also required by the respective local regulators to maintain a certain percentage of its liability base in the form of cash and other liquid assets as a buffer against unforeseen liquidity requirements.

The following table shows the maturity analysis of the Group's assets and liabilities based on contractual terms:

	The Group							
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-specific maturity $'million	Total $'million
2005								
Cash, balances and placements with central banks	4,252	2,085	4,797	791	–	–	–	11,925
Government treasury bills and securities ^	318	1,413	2,690	2,776	1,126	1,262	–	9,585
Placements and balances with banks and agents ^	7,783	8,127	5,129	9,869	438	–	–	31,346
Trade bills and advances to customers ^	13,083	5,492	10,292	8,060	7,029	23,019	–	66,975
Trading and investment securities	402	79	184	612	1,410	5,956	1,264	9,907
Investments in associates	–	–	–	–	–	–	1,000	1,000
Intangible assets	–	–	–	–	–	–	4,270	4,270
Other	114	103	174	122	113	145	8,161	8,932
	25,952	17,299	23,266	22,230	10,116	30,382	14,695	143,940
Assets of SPE*								1,133
Total assets								145,073

^ *Include assets pledged*

* *After elimination of inter-company balances*

	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	The Group Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-specific maturity $'million	Total $'million
2005								
Deposits and balances of non-bank customers	37,405	18,736	13,718	12,498	1,167	2,017	–	85,541
Deposits and balances of banks and agents, and bills and drafts payable	7,424	12,574	5,374	4,107	–	5	–	29,484
Debts issued	–	60	7	74	109	6,020	–	6,270
Other	109	132	88	102	6	8	7,006	7,451
	44,938	31,502	19,187	16,781	1,282	8,050	7,006	128,746
Liabilities of SPE*								1,107
Total liabilities								129,853
Equity attributable to Equity holders of the Bank	–	–	–	–	–	–	14,903	14,903
Minority	–	–	–	–	–	–	291	291
SPE*								26
Total equity								15,220
Total liabilities and equity								145,073
Net maturity mismatch	(18,986)	(14,203)	4,079	5,449	8,834	22,332	(7,505)	

^ *Include assets pledged*
* *After elimination of inter-company balances*

45. Financial risk management *(cont'd)*

(d) ***Liquidity risk*** *(cont'd)*

The Group

	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-specific maturity $'million	Total $'million
2004								
Cash, balances and placements with central banks	5,410	2,290	2,442	1,511	–	–	–	11,653
Government treasury bills and securities ^	19	456	1,709	2,875	2,019	2,670	–	9,748
Placements and balances with banks and agents ^	5,108	6,414	6,464	8,151	589	–	–	26,726
Trade bills and advances to customers ^	14,982	3,980	5,337	7,451	8,791	23,759	–	64,300
Trading and investment securities	152	–	141	1,048	1,574	3,703	1,482	8,100
Investments in associates	–	–	–	–	–	–	1,702	1,702
Intangible assets	–	–	–	–	–	–	3,876	3,876
Other	254	54	42	116	121	235	6,992	7,814
	25,925	13,194	16,135	21,152	13,094	30,367	14,052	133,919
Assets of SPE*								960
Total assets								134,879

^ *Include assets pledged*

* *After elimination of inter-company balances*

	The Group							
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-specific maturity $'million	Total $'million
2004								
Deposits and balances of non-bank customers	33,144	21,545	10,013	11,866	1,412	1,072	–	79,052
Deposits and balances of banks and agents, and bills and drafts payable	7,104	12,740	6,344	2,215	23	24	–	28,450
Debts issued	–	1	–	16	91	6,056	–	6,164
Other	242	82	32	37	108	40	6,142	6,683
	40,490	34,368	16,389	14,134	1,634	7,192	6,142	120,349
Liabilities of SPE*								943
Total liabilities								121,292
Equity attributable to Equity holders of the Bank	–	–	–	–	–	–	13,422	13,422
Minority	–	–	–	–	–	–	148	148
SPE*								17
Total equity								13,587
Total liabilities and equity								134,879
Net maturity mismatch	(14,565)	(21,174)	(254)	7,018	11,460	23,175	(5,660)	

^ *Include assets pledged*
* *After elimination of inter-company balances*

The contractual maturity profile often does not reflect the actual behavioural patterns. In particular, the Group has a significant amount of "core deposits" of non-bank customers which are contractually at call (included in the "Up to 7 days" time band) but history shows that such deposits provide a stable source of long-term funding for the Group.

In addition to the above, the Group is also subjected to liquidity requirements to support calls under outstanding contingent liabilities and undrawn credit facility commitments as disclosed in Notes 39 and 41. The total outstanding contractual amounts do not represent future cash requirements since the Group expects many of these contingent liabilities and commitments (such as direct credit substitutes and undrawn credit facilities) to expire without being called or drawn upon, and many of the commitments to pay third parties (such as letters of credit) are reimbursed immediately by customers.

46. Fair values of financial instruments

The table below shows the fair value of financial assets and financial liabilities at the balance sheet date. As assumptions were made regarding risk characteristics of the financial instruments, discount rates and future expected loss, changes in these assumptions could materially affect the resulting fair value estimates.

	The Group		The Bank	
	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
2005				
Financial assets				
Cash, balances and placements ^	**43,270,867**	**43,270,867**	**38,751,516**	**38,751,516**
Government securities ^	**9,584,827**	**9,584,827**	**8,844,788**	**8,844,788**
Trading securities	**624,887**	**624,887**	**228,461**	**228,461**
Trade bills and advances to customers ^	**67,142,153**	**67,142,153**	**51,274,865**	**51,274,865**
Investment securities	**10,122,392**	**10,122,392**	**8,664,671**	**8,664,671**
Derivative financial assets	**3,640,632**	**3,640,632**	**3,609,187**	**3,609,187**
	134,385,758	**134,385,758**	**111,373,488**	**111,373,488**
Financial liabilities				
Deposits and balances of banks, non-bank customers and subsidiaries	**114,958,291**	**114,958,291**	**96,889,767**	**96,889,767**
Bills and drafts payable	**303,181**	**303,181**	**93,493**	**93,493**
Debts issued	**7,108,290**	**7,272,792**	**6,833,994**	**6,994,362**
Derivative financial liabilities	**3,775,894**	**3,775,894**	**3,706,279**	**3,706,279**
	126,145,656	**126,310,158**	**107,523,533**	**107,683,901**
2004				
Financial assets				
Cash, balances and placements ^	38,378,999	38,378,999	33,807,654	33,807,654
Government securities ^	9,747,806	9,776,896	9,293,670	9,319,163
Trading securities	438,934	438,934	124,573	124,573
Trade bills and advances to customers ^	64,300,016	64,300,016	50,570,803	50,570,803
Investment securities	8,608,545	9,073,445	6,802,650	7,114,170
Derivative financial assets	2,884,689	2,884,689	2,854,211	2,854,211
	124,358,989	124,852,979	103,453,561	103,790,574
Financial liabilities				
Deposits and balances of banks and non-bank customers	107,212,867	107,212,867	90,219,569	90,219,569
Bills and drafts payable	256,188	256,188	66,091	66,091
Debts issued	7,089,297	7,255,389	6,079,974	6,240,508
Derivative financial liabilities	2,703,121	2,703,121	2,637,563	2,637,563
	117,261,473	117,427,565	99,003,197	99,163,731

^ *Include assets pledged*

Fair values of government securities, trading securities, investment securities and certain financial derivatives, such as exchange-traded futures and options, and credit related contracts are determined based on prices quoted in the market or by the brokers/issuers.

Fair values of placements and deposits held for trading and other financial derivatives, such as foreign exchange contracts, interest rate forwards and interest rate swaps are established using valuation techniques commonly used by market participants, including discounted cash flow method, and based on assumptions and data observable in the market. As at 31 December 2005, fair value of financial assets amounting to $17,890 million and $16,372 million, and fair value of financial liabilities amounting to $16,366 million and $16,149 million, for the Bank and the Group respectively were estimated based on valuation techniques.

Fair values of cash, balances and placements, trade bills and advances to customers, deposits and bills and drafts payable measured at amortised costs were deemed approximation of their carrying amounts due to their short-term nature or frequent repricing.

Fair value information for non-financial assets and liabilities is excluded as they do not fall within the scope of FRS32. These include investment in associates, investment in subsidiaries, fixed assets, long-term relationships with customers, franchise and other intangibles, which are integral to the full assessment of the Bank's and the Group's financial positions and the values of their net assets.

47. Subsidiaries

The subsidiaries of the Group as at the balance sheet date are as follows:

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank		Percentage of paid-up capital held by Subsidiaries		Carrying amount of Bank's investment	
		2005	2004	**2005**	2004	**2005**	2004
		%	%	**%**	%	**$'000**	$'000
Commercial Banking							
United Overseas Bank (Thai) Public Company Limited *(formerly known as Bank of Asia Public Company Limited)* (1)	Thailand	**98**	97	–	–	**1,820,642**	1,124,154
Far Eastern Bank Limited	Singapore	**78**	78	–	–	**39,083**	38,921
PT Bank UOB Indonesia (1)	Indonesia	**99**	99	–	–	**48,462**	48,462
United Overseas Bank (Malaysia) Bhd (1)	Malaysia	**45**	45	**55**	55	**123,731**	123,731
United Overseas Bank Philippines (1)	Philippines	**100**	100	–	–	**#**	#
UOB Radanasin Bank Public Company Limited (1)	Thailand	–	84	**100**	–	–	268,149
ICB (2002) Limited *(formerly known as Industrial & Commercial Bank Limited)* (2) **	Singapore	**100**	100	–	–	–	–
Overseas Union Bank (Malaysia) Berhad (1) **	Malaysia	–	–	**100**	100	–	–
Overseas Union Bank Limited (2) **	Singapore	**100**	100	–	–	–	–
PT Bank Buana Indonesia Tbk. (1)	Indonesia	–	–	**61**	–	–	–
Merchant Banking							
UOB Asia (Hong Kong) Limited (1)	Hong Kong S.A.R.	**50**	50	**50**	50	**11,687**	11,687
UOB Asia Limited	Singapore	**100**	100	–	–	**9,747**	9,747
UOB Australia Limited (1)	Australia	**100**	100	–	–	**10,865**	10,865
Leasing							
UOB Leasing (Thai) Co., Ltd. *(formerly known as B.O.A. Leasing Co., Ltd)* (1)	Thailand	–	–	**100**	100	–	–
OUB Credit Bhd (1)	Malaysia	–	–	**100**	100	–	–

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by				Carrying amount of Bank's investment	
		The Bank		Subsidiaries			
		2005	2004	**2005**	2004	**2005**	2004
		%	%	**%**	%	**$'000**	$'000
Insurance							
PT UOB Life-Sun Assurance [1]	Indonesia	**–**	–	**80**	80	**–**	–
United Overseas Insurance Limited	Singapore	**58**	58	**–**	–	**15,268**	15,268
UOB Insurance (H.K.) Limited [1]	Hong Kong S.A.R.	**–**	–	**100**	100	**–**	–
UOB Life Assurance Limited	Singapore	**97**	88	**3**	12	**143,856**	32,078
Investment							
Chung Khiaw Bank (Malaysia) Bhd [1]	Malaysia	**100**	100	**–**	–	**152,403**	152,403
OUB.com Pte Ltd	Singapore	**100**	100	**–**	–	**18,020**	18,454
Overseas Union Holdings (Aust) Pty Limited [1]	Australia	**–**	–	**100**	100	**–**	–
Overseas Union Holdings Private Limited	Singapore	**100**	100	**–**	–	**196,323**	196,323
United Investments Limited *(liquidated during the year)*	Singapore	**–**	100	**–**	–	**–**	–
UOB Capital Investments Pte Ltd	Singapore	**100**	100	**–**	–	**113,000**	88,136
UOB Capital Management Pte Ltd	Singapore	**100**	100	**–**	–	**29,939**	29,899
UOB Equity Holdings (Pte) Ltd	Singapore	**100**	100	**–**	–	**9,600**	9,600
UOB Finance (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	**–**	–	**21,450**	21,015
UOB Holdings (USA) Inc. [2]	United States of America	**100**	100	**–**	–	**12,026**	11,503
UOB Realty (H.K.) Limited [1]	Hong Kong S.A.R.	**–**	–	**100**	100	**–**	–
UOB Venture Management (Shanghai) Co., Ltd [3]	People's Republic of China	**–**	–	**100**	100	**–**	–
CKB (2000) Limited [2] **	Singapore	**100**	100	**–**	–	**–**	–
Overseas Union Trust Limited [2] **	Singapore	**100**	100	**–**	–	**10**	10
Securities Investments Pte Ltd *(liquidated during the year)*	Singapore	**–**	100	**–**	–	**–**	–
United Overseas Finance (Malaysia) Bhd. [1] **	Malaysia	**–**	–	**100**	100	**–**	–
UOB International Investment Private Limited	Singapore	**100**	100	**–**	–	**604,000**	201,967
UOF (2000) Limited [2] **	Singapore	**100**	100	**–**	–	**10**	10
UOB Cayman I Limited [2]	Cayman Islands	**100**	–	**–**	–	*****	–

47. Subsidiaries *(cont'd)*

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2005 %	The Bank 2004 %	Subsidiaries 2005 %	Subsidiaries 2004 %	Carrying amount of Bank's investment 2005 $'000	Carrying amount of Bank's investment 2004 $'000
Trustee/Investment Management							
UOB Asset Management (Thai) Co., Ltd. *(formerly known as BoA Asset Management Company Limited)* (1)	Thailand	**–**	–	**100**	100	**–**	–
United Overseas Bank Trustee Limited	Singapore	**20**	20	**80**	80	**1,436**	1,436
UOBT (2003) Limited **	Singapore	**20**	20	**80**	80	**100**	100
UOB Asset Management Ltd	Singapore	**100**	100	**–**	–	**2,000**	2,000
UOB Bioventures Management Pte Ltd	Singapore	**–**	–	**100**	100	**–**	–
UOB Capital Partners LLC (2)	United States of America	**–**	–	**70**	70	**–**	–
UOBGC General Partners Limited (2)	United Kingdom	**–**	–	**100**	100	**–**	–
UOB Global Capital (Dublin) Ltd (2)	Ireland	**–**	–	**100**	100	**–**	–
UOB Global Capital LLC (2)	United States of America	**–**	–	**70**	70	**–**	–
UOB Global Capital Private Limited	Singapore	**70**	70	**–**	–	**277**	159
UOB Global Equity Sales LLC (2)	United States of America	**–**	–	**100**	100	**–**	–
UOB Global Capital SARL (2)	France	**–**	–	**100**	100	**–**	–
UOB Hermes Asia Management Pte Limited	Singapore	**–**	–	**60**	60	**–**	–
UOB Investment Advisor (Taiwan) Ltd (1)	Taiwan	**–**	–	**100**	100	**–**	–
UOB Venture Management Private Limited	Singapore	**100**	100	**–**	–	**250**	250
UOB-OSK Asset Management Sdn. Bhd. (1)	Malaysia	**–**	–	**70**	70	**–**	–
UOB Trustee (Malaysia) Bhd. (1)	Malaysia	**–**	–	**100**	100	**–**	–
OUB Asset Management Ltd *(liquidated during the year)*	Singapore	**–**	100	**–**	–	**–**	–

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2005 %	The Bank 2004 %	Subsidiaries 2005 %	Subsidiaries 2004 %	Carrying amount of Bank's investment 2005 $'000	2004 $'000
Nominee Services							
Chung Khiaw Nominees (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	–	–	**2**	2
Far Eastern Bank Nominees (Private) Limited [2]	Singapore	–	–	**100**	100	–	–
Mandarin Nominees Pte Ltd [2]	Singapore	–	–	**100**	100	–	–
OUB Nominees (Asing) Sdn Bhd [1]	Malaysia	–	–	**100**	100	–	–
OUB Nominees (Tempatan) Sdn Bhd [1]	Malaysia	–	–	**100**	100	–	–
Overseas Union Bank Nominees (Private) Limited [2]	Singapore	**100**	100	–	–	**192**	192
Overseas Union Nominees (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	–	–	**4**	4
Overseas Union Trust (Nominees) Pte Ltd [2]	Singapore	**100**	100	–	–	**10**	10
Tye Hua Nominees Private Limited [2]	Singapore	**100**	100	–	–	**10**	10
United Merchant Bank Nominees (Pte) Ltd [2]	Singapore	–	–	**100**	100	–	–
United Overseas Bank Nominees (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	–	–	**4**	4
United Overseas Bank Nominees (Private) Limited [2]	Singapore	**100**	100	–	–	**10**	10
United Overseas Nominees (Asing) Sdn Bhd [1]	Malaysia	–	–	**100**	100	–	–
United Overseas Nominees (Tempatan) Sdn Bhd [1]	Malaysia	–	–	**100**	100	–	–

47. Subsidiaries *(cont'd)*

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2005 %	The Bank 2004 %	Subsidiaries 2005 %	Subsidiaries 2004 %	Carrying amount of Bank's investment 2005 $'000	Carrying amount of Bank's investment 2004 $'000
Nominee Services *(cont'd)*							
UOB Nominees (Australia) Limited [1]	Australia	–	–	**100**	100	–	–
UOB Nominees (UK) Limited [1]	United Kingdom	**100**	100	–	–	**2**	3
UOBM Nominees (Asing) Sdn Bhd [1]	Malaysia	–	–	**100**	100	–	–
UOBM Nominees (Tempatan) Sdn Bhd [1]	Malaysia	–	–	**100**	100	–	–
Chung Khiaw Nominees (Private) Limited [2] **	Singapore	**100**	100	–	–	**10**	10
ICB Nominees (Private) Limited [2] **	Singapore	**100**	100	–	–	**10**	10
Lee Wah Nominees (S) Pte Ltd [2] **	Singapore	**100**	100	–	–	*	*
Singapore UMB (Hong Kong) Limited [1] **	Hong Kong S.A.R.	–	–	**100**	100	–	–
UOF Nominees (Private) Limited [2] **	Singapore	**100**	100	–	–	*	*
Stockbroking							
Grand Orient Securities Pte Ltd **	Singapore	–	–	**100**	100	–	–
OUB Securities Pte Ltd **	Singapore	**100**	100	–	–	**29,457**	29,320
OUB Securities (H.K.) Limited *(liquidated during the year)*	Hong Kong S.A.R.	–	100	–	–	–	–
Gold/Futures Dealing							
UOB Bullion and Futures Limited	Singapore	**100**	100	–	–	**9,000**	9,000
OUB Bullion & Futures Ltd *(under voluntary liquidation)* [4]	Singapore	**100**	100	–	–	–	–
UBF Future Company Limited [1]	Thailand	–	–	**100**	–	–	–

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2005 %	The Bank 2004 %	Subsidiaries 2005 %	Subsidiaries 2004 %	Carrying amount of Bank's investment 2005 $'000	2004 $'000
Computer Services							
Unicom Databank Private Limited	Singapore	**100**	100	–	–	*	*
UOB Smart Solutions Sdn. Bhd. (1) ** *(formerly known as UOB Info Tech Sdn Bhd)*	Malaysia	–	–	**100**	100	–	–
UOBF Schneider Trading Private Limited	Singapore	–	–	**50**	–	–	–
General Services							
United General Services (Pte) Ltd	Singapore	**100**	100	–	–	*	*
Consultancy and Research Services							
UOB Investment Consultancy (Beijing) Limited (5)	People's Republic of China	–	–	–	60	–	–
UOB Venture Management (USA) Inc. (2)	United States of America	–	–	**100**	100	–	–
Property							
Chung Khiaw Realty, Limited	Singapore	**99**	99	–	–	**60,448**	60,448
Industrial & Commercial Property (S) Pte Ltd	Singapore	**100**	100	–	–	**30,829**	32,000
UOB Realty (USA) Inc. (2)	United States of America	**100**	100	–	–	**251**	255
UOB Realty (USA) Ltd Partnership (2)	United States of America	**99**	99	**1**	1	**14,988**	15,199
UOB Warehouse Private Limited	Singapore	**100**	100	–	–	**88,000**	88,000
FEB Realty Company Pte. Ltd. **	Singapore	–	–	**100**	100	–	–

47. Subsidiaries *(cont'd)*

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2005 %	The Bank 2004 %	Subsidiaries 2005 %	Subsidiaries 2004 %	Carrying amount of Bank's investment 2005 $'000	2004 $'000
Property Management							
OUB Towers Pte Ltd	Singapore	**100**	100	–	–	**30,321**	29,885
Overseas Union Developments (Private) Limited	Singapore	**100**	100	–	–	**12,945**	12,991
Travel							
UOB Travel Planners Pte Ltd	Singapore	**100**	100	–	–	**3,987**	3,987
						3,664,665	2,697,667

\# *Investment cost is fully provided for.*
* *Investment cost is less than $500.*
** *Inactive.*

Note:
(1) *Audited by member firms of Ernst & Young Global in the respective countries.*
(2) *Not required to be audited.*
(3) *Not audited by Ernst & Young, Singapore or member firms of Ernst & Young Global.*
(4) *Not required to be audited as subsidiary has been put into liquidation.*
(5) *Ceased to be a subsidiary during the financial year.*

48. Special purpose entities (SPE)

Name of SPE	Principal activities	Country of incorporation and place of business
Archer 1 Limited	Investment holding	Singapore
Onshore Strategic Assets [1]	Asset management	Philippines

Note:
(1) *Not audited by Ernst & Young, Singapore or member firms of Ernst & Young Global.*

49. Major associates

Name of major associates	Principal activities	Country of incorporation and place of business	Effective equity interest held by the Group 2005 %	2004 %
Quoted associates				
United International Securities Limited	Investment	Singapore	**45**	45
United Overseas Land Limited [1][3]	Property/hotel	Singapore	**–**	45
UOB-Kay Hian Holdings Limited	Stockbroking	Singapore	**40**	40
PT Bank Buana Indonesia Tbk. [2][4]	General Banking	Indonesia	**–**	23
Unquoted associates				
Asfinco Singapore Limited	Investment holding	Singapore	**40**	40
Asia Fund Services Pte Ltd *(disposed off during the year)*	Registrar services	Singapore	**–**	50
AXA Insurance Public Company Limited	Non-life insurance	Thailand	**22**	21
Clearing and Payment Services Pte Ltd	Continuous linked settlement	Singapore	**33**	33
Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	**33**	33
Novena Square Development Ltd	Property	Singapore	**20**	20
Novena Square Investments Ltd	Investment	Singapore	**20**	20
Orix Leasing Singapore Limited	Leasing/rental	Singapore	**20**	20
OSK-UOB Unit Trust Management Berhad	Investment management	Malaysia	**30**	30
Overseas Union Facilities (Pte) Ltd	Investment holding	Singapore	**49**	–
Overseas Union Insurance, Limited	General insurance	Singapore	**50**	50
Singapore Consortium Investment Management Ltd	Unit trust fund management	Singapore	**33**	33
SZVC-UOB Venture Management Co., Ltd	Investment	People's Republic of China	**50**	50
Uni.Asia Capital Sdn Bhd	General and life insurance	Malaysia	**49**	49

49. Major associates *(cont'd)*

Name of major associates	Principal activities	Country of incorporation and place of business	Effective equity interest held by the Group 2005 %	2004 %
Unquoted associates *(cont'd)*				
UOB JAIC Venture Bio Investments Ltd	Investment	Singapore	**28**	41
UOB Venture (Shenzhen) Limited [5]	Investment holding	Mauritius	**50**	50
Vertex Asia Limited *(under voluntary liquidation)*	Venture capital investment	Singapore	**21**	21
Walden Asia II Limited	Venture capital investment	Cayman Islands/ People's Republic of China	**25**	25

Note:

(1) *Audited by PricewaterhouseCoopers, Singapore.*

(2) *Audited by Ernst and Young Global, Jakarta.*

(3) *Ceased to be an associate during the financial year.*

(4) *Became a subsidiary during the financial year.*

(5) *Held 50% of the preference shares with voting right and 100% of the ordinary shares with no voting right.*

50. Authorisation of financial statements

The financial statements for the financial year ended 31 December 2005 were authorised for issue in accordance with a resolution of the directors on 23 February 2006.

Investor Reference


UOB

10-Year Group Financial Summary

(Figures in $'million)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Net Profit After Tax	**1,709**	1,452	1,202	1,006	925	913	760	332	502	716
Cash, placements and balances with banks and agents, government securities and trading securities	**53,481**	48,566	37,344	33,814	39,286	31,222	24,681	19,609	16,307	14,908
Investments, including investments in associates and assets held for sale	**11,729**	10,311	6,819	5,220	5,212	2,017	1,681	1,574	1,132	1,268
Trade bills and advances to customers	**67,142**	64,300	59,297	58,884	60,892	30,045	27,259	27,653	29,770	27,459
Fixed and other assets	**8,451**	7,826	6,520	5,846	4,721	3,040	3,153	1,953	2,153	2,172
Intangible assets	**4,270**	3,876	3,466	3,666	3,777	–	–	–	–	–
Total assets	**145,073**	134,879	113,446	107,430	113,888	66,324	56,774	50,789	49,362	45,807
Represented by:										
Deposits	**114,958**	107,213	88,702	87,221	92,544	56,837	47,207	42,598	41,588	38,219
Bills and drafts payable, other liabilities and minority interests	**8,078**	7,138	7,266	5,449	4,470	2,519	3,376	2,313	2,447	2,482
Debentures, certificates of deposit, unsecured loan stock and bonds	–	–	–	–	–	–	–	–	–	199
Debts issued	**7,108**	7,089	4,196	2,147	4,157	–	–	–	–	–
Equity attributable to equity holders of the Bank	**14,929**	13,439	13,282	12,613	12,717	6,968	6,191	5,878	5,327	4,907
Total liabilities and equity	**145,073**	134,879	113,446	107,430	113,888	66,324	56,774	50,789	49,362	45,807
US$/S$ exchange rate as at 31 December	**1.6631**	1.6338	1.7008	1.7359	1.8510	1.7320	1.6665	1.6605	1.6765	1.3995


Monthly turnover ('000)
$ per share
110000
105000
100000
95000
90000
85000
80000
75000
70000
65000
60000
55000
50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
22
21
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
Monthly turnover ('000)
$ per share
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Share price	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Highest ($)	9.19	9.19	9.38	7.86	15.30	15.40	14.20	15.30	14.60	14.50	**15.20**
Lowest ($)	7.72	7.86	6.77	2.78	5.97	9.40	8.50	11.20	9.25	12.40	**13.50**
Average ($)	8.46	8.53	8.08	5.32	10.64	12.40	11.35	13.25	11.93	13.45	**14.35**
Last done ($)	8.71	8.05	7.91	6.20	14.70	13.00	12.70	11.80	13.20	13.80	**14.60**

Ratios	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Dividend cover (no. of times)	5.14	5.78	3.79	2.50	4.96	2.89	2.17	2.05	1.61	1.95	**2.32**
Adjusted net asset value per share ($)	4.40	4.96	5.09	5.62	5.89	6.62	8.09	8.03	8.45	8.75	**9.71**
Adjusted earnings per share ($)	0.66	0.74	0.49	0.32	0.72	0.87	0.77	0.64	0.76	0.93	**1.11**
Dividend per share (cents) – Taxable	18.00	18.00	18.00	18.00	20.00	40.00	40.00	58.76	60.00	60.00	**88.50**
– Tax exempt	–	–	–	–	25.00	–	–	–	–	–	**–**
Net dividend yield (%)	1.57	1.56	1.65	2.50	3.75	2.42	2.75	3.46	3.99	3.57	**4.93**
Price earning ratio	12.82	11.53	16.49	16.63	14.78	14.25	14.74	20.70	15.59	14.52	**12.90**

Notes:

(1) On 15 November 1999, UOB's local and foreign share counters were merged and commenced trading on the Singapore Exchange as a single counter.

(2) Share prices and turnover reflect transactions recorded on the Singapore Exchange.

(3) Share prices and earnings per share have been adjusted for bonus issues in 1995 and 1999.

(4) Average share prices are used in computing net dividend yield and price earning ratio.

(5) Dividend per share

2002: Include special dividend of 18.76 cents in specie of shares in Haw Par Corporation Limited.

2005: Include special dividend of 28.5 cents in specie of shares in United Overseas Land Limited.

(6) Dividend cover

1999: 1.83 times if the special tax exempt bonus dividend of 25 cents is included.

2002: 1.40 times if the special dividend stated in (5) is included.

2005: 1.57 times if the special dividend stated in (5) is included.

Statistics of Shareholdings

As at 13 March 2006

Size of shareholdings	No. of shareholders	Percentage of shareholders	No. of shares	Percentage of shares
1 – 999	7,730	25.24	2,202,633	0.14
1,000 – 10,000	19,684	64.27	54,315,751	3.54
10,001 – 1,000,000	3,141	10.26	149,342,225	9.74
1,000,001 & above	69	0.23	1,327,400,016	86.58
	30,624	100.00	1,533,260,625	100.00

Public Float

Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the equity securities (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 13 March 2006, approximately 77% of the issued ordinary shares of the Company was held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty largest shareholders	No. of shares	Percentage of shares
DBS Nominees Pte Ltd	271,118,801	17.68
United Overseas Bank Nominees (Pte) Ltd	153,164,026	9.99
HSBC (Singapore) Nominees Pte Ltd	115,900,352	7.56
Wee Investments Private Ltd	110,909,184	7.23
Citibank Nominees Singapore Pte Ltd	108,656,650	7.09
DBSN Services Pte Ltd	98,056,182	6.40
Raffles Nominees Pte Ltd	82,789,387	5.40
Wah Hin & Company Pte Ltd	81,221,771	5.30
Tai Tak Estates Sdn Bhd	67,445,739	4.40
C Y Wee & Co Pte Ltd	31,645,653	2.06
Overseas Union Enterprise Limited	22,274,728	1.45
Overseas Union Bank Nominees (Private) Limited	17,087,233	1.11
Wee Cho Yaw	16,390,248	1.07
Tee Teh Sdn Berhad	10,519,954	0.69
DB Nominees (S) Pte Ltd	10,320,241	0.67
Kwan Tee Holdings Pte Ltd	5,562,892	0.36
Overseas Union Insurance, Limited – Offshore Insurance Fund	5,425,760	0.35
Oversea-Chinese Bank Nominees Private Limited	5,416,188	0.35
Ho Sim Guan	5,111,000	0.33
Chew How Teck and Company (Pte) Limited	5,051,455	0.33
	1,224,067,444	79.83

Substantial shareholders	Shareholdings registered in the name of substantial shareholders	Other shareholdings in which substantial shareholders are deemed to have an interest	Total interest	
	No. of shares	No. of shares	No. of shares	Percentage of shares
Estate of Lien Ying Chow, deceased	316,516	84,388,554[1]	84,705,070	5.52
Lien Ying Chow (Pte) Ltd	–	84,288,771[1]	84,288,771	5.50
Wah Hin & Company Pte Ltd	81,221,771	3,067,000[2]	84,288,771	5.50
Sandstone Capital Pte Ltd	–	84,288,771[3]	84,288,771	5.50
Wee Cho Yaw	16,390,248	242,459,557[4]	258,849,805	16.88
Wee Ee Cheong	2,794,899	146,051,011[4]	148,845,910	9.71
Wee Ee Chao	141,164	115,802,696[4]	115,943,860	7.56
Wee Ee Lim	1,606,834	146,033,758[4]	147,640,592	9.63
Wee Investments Private Ltd	110,909,021	2,071,021	112,980,042	7.37

Notes:

(1) Estate of Lien Ying Chow, deceased and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in the 84,288,771 UOB shares in which Wah Hin & Company Pte Ltd has an interest.

(2) This deemed interest in 3,067,000 UOB shares arises through Sandstone Capital Pte Ltd (as referred to in note 3(a) below).

(3) This deemed interest in 84,288,771 UOB shares comprises:

(a) deemed interest in 3,067,000 UOB shares registered in the name of Citibank Nominees Singapore Pte Ltd, of which Sandstone Capital Pte Ltd is the beneficiary; and

(b) deemed interest in 81,221,771 UOB shares held by Wah Hin & Company Pte Ltd.

(4) Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.

Changes in Share Capital

The following table sets out the changes in the issued share capital of the Bank from 11 July 1970 (when a public quotation was first obtained for the Bank's ordinary shares) to 31 December 2005:

Date	No. of ordinary shares issued/ (cancelled)	Particulars	Resultant total issued share capital ($)	No. of warrants converted	Resultant total no. of issued Warrants 1994	Resultant total no. of issued Warrants 1997
11-7-1970	2,500,000	Public issue at par	25,000,000	–	–	–
6-4-1972	5,000,000	Bonus issue of 1 for 5	30,000,000	–	–	–
29-4-1972	5,000,000	Rights issue of 1 for 5 at par	35,000,000	–	–	–
17-12-1972	3,000,000	Placement in Hong Kong	38,000,000	–	–	–
12-4-1973	1,401,405	Acquisition of 54.6% of Lee Wah Bank Limited	39,401,405	–	–	–
23-5-1973	39,401,405	Rights issue of 1 for 1 at par	78,802,810	–	–	–
30-7-1973 & 31-8-1973	8,073,080	Acquisition of further 28.7% of Chung Khiaw Bank Limited and remaining 45.4% of Lee Wah Bank Limited	86,875,890	–	–	–
21-8-1975	21,718,973	Rights issue of 1 for 4 at $2.50 per share	108,594,863	–	–	–
13-11-1976	10,859,487	Bonus issue of 1 for 10	119,454,350	–	–	–
13-12-1976	36,198,288	Rights issue of 1 for 3 at $3.00 per share	155,652,638	–	–	–
12-5-1978	15,565,264	Bonus issue of 1 for 10	171,217,902	–	–	–
24-1-1979	4,362,950	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,580,852	–	–	–
27-2-1979	111,500	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,692,352	–	–	–
19-10-1979	17,569,236	Bonus issue of 1 for 10	193,261,588	–	–	–
12-5-1980	19,326,159	Bonus issue of 1 for 10	212,587,747	–	–	–
6-11-1980	42,517,550	Rights issue of 1 for 5 at $3.00 per share	255,105,297	–	–	–
12-12-1980 to 12-8-1981	7,889,399	Conversion of bonds	262,994,696	–	–	–
12-10-1981	65,748,674	Bonus issue of 1 for 4	328,743,370	–	–	–
26-11-1981	65,748,674	Rights issue of 1 for 4 at $3.00 per share	394,492,044	–	–	–
17-8-1987 to 22-10-1987	38,156,025	Share exchange pursuant to a takeover offer made to the shareholders of Industrial & Commercial Bank Limited	432,648,069	–	–	–
20-2-1988	15,230,903	Share exchange issued to Chung Khiaw Bank Limited shareholders pursuant to the scheme of arrangement dated 21 December 1987	447,878,972	–	–	–
27-5-1989	55,984,871	Bonus issue of 1 for 8	503,863,843	–	–	–
6-12-1989	–	Warrants issued in connection with the 1.5% Unsecured Loan Stock 1989/1994	503,863,843	–	41,988,653	–
30-12-1989	16,211	Exercise of Warrants 1994	503,880,054	16,211	41,972,442	–
13-1-1990 to 15-5-1990	470,963	Exercise of Warrants 1994	504,351,017	470,963	41,501,479	–
28-5-1990	50,435,102	Bonus issue of 1 for 10	554,786,119	–	41,501,479	–
8-6-1990 to 31-12-1990	2,870,183	Exercise of Warrants 1994	557,656,302	2,870,183	38,631,296	–
15-1-1991	2,101,829	Exercise of Warrants 1994	559,758,131	2,101,829	36,529,467	–
to 31-12-1991	308,000	Exercise of Executives' Share Options	560,066,131	–	36,529,467	–
15-1-1992	12,805,838	Exercise of Warrants 1994	572,871,969	12,805,838	23,723,629	–
to 26-6-1992	427,000	Exercise of Executives' Share Options	573,298,969	–	23,723,629	–
26-6-1992	–	Warrants issued in connection with the 5% Unsecured Bond 1992/1997	573,298,969	–	23,723,629	71,542,884
17-7-1992	893,597	Exercise of Warrants 1994	574,192,566	893,597	22,830,032	71,542,884
to 31-12-1992	808,926	Exercise of Warrants 1997	575,001,492	808,926	22,830,032	70,733,958
	33,000	Exercise of Executives' Share Options	575,034,492	–	22,830,032	70,733,958

Date	No. of ordinary shares issued/ (cancelled)	Particulars	Resultant total issued share capital ($)	No. of warrants converted	Resultant total no. of issued Warrants 1994	Resultant total no. of issued Warrants 1997
21-1-1993	8,530,904	Exercise of Warrants 1994	583,565,396	8,530,904	14,299,128	70,733,958
to 17-9-1993	550,762	Exercise of Warrants 1997	584,116,158	550,762	14,299,128	70,183,196
	3,321,000	Exercise of Executives' Share Options	587,437,158	–	14,299,128	70,183,196
28-9-1993	73,429,644	Bonus issue of 1 for 8	660,866,802	–	–	78,956,095
5-10-1993	1,891,445	Exercise of Warrants 1994	662,758,247	1,891,445	12,407,683	78,956,095
to 31-12-1993	181,105	Exercise of Warrants 1997	662,939,352	181,105	12,407,683	78,774,990
	147,000	Exercise of Executives' Share Options	663,086,352	–	12,407,683	78,774,990
13-1-1994	3,100,493	Exercise of Warrants 1994	666,186,845	3,100,493	9,307,190	78,774,990
to 9-6-1994	1,460,531	Exercise of Warrants 1997	667,647,376	1,460,531	9,307,190	77,314,459
	1,654,000	Exercise of Executives' Share Options	669,301,376	–	9,307,190	77,314,459
28-6-1994	66,915,064	Rights issue of 1 for 10 at $3.50 per share (local) and $4.12 per share (foreign)	736,216,440	–	9,307,190	82,034,979
30-6-1994	8,952,267	Exercise of Warrants 1994	745,168,707	8,952,267	354,923	82,034,979
to 31-12-1994	3,612,759	Exercise of Warrants 1997	748,781,466	3,612,759	–	78,422,220
	166,000	Exercise of Executives' Share Options	748,947,466	–	–	78,422,220
16-1-1995	9,027,269	Exercise of Warrants 1997	757,974,735	9,027,269	–	69,394,951
to 12-5-1995	1,497,000	Exercise of Executives' Share Options	759,471,735	–	–	69,394,951
3-6-1995	151,894,347	Bonus issue of 1 for 5	911,366,082	–	–	83,273,941
3-7-1995	247,950	Exercise of Warrants 1997	911,614,032	247,950	–	83,025,991
to 29-12-1995	44,000	Exercise of Executives' Share Options	911,658,032	–	–	83,025,991
15-1-1996	28,081,987	Exercise of Warrants 1997	939,740,019	28,081,987	–	54,944,004
to 31-12-1996	326,000	Exercise of Executives' Share Options	940,066,019	–	–	54,944,004
16-1-1997	54,465,975	Exercise of Warrants 1997	994,531,994	54,465,975	–	478,029
to 29-12-1997	171,000	Exercise of Executives' Share Options	994,702,994	–	–	–
1-1-1998 to 15-1-1998	33,000	Exercise of Executives' Share Options	994,735,994	–	–	–
1-1-1999 to 11-11-1999	4,625,000	Exercise of Executives' Share Options	999,360,994	–	–	–
12-11-1999	52,322,837	Bonus issue of 50 for 1,000 local shares and 56 for 1,000 foreign shares	1,051,683,831	–	–	–
13-11-1999 to 31-12-1999	178,000	Exercise of Executives' Share Options	1,051,861,831	–	–	–
4-1-2000 to 31-12-2000	589,000	Exercise of share options	1,052,450,831	–	–	–
3-1-2001 to 6-9-2001	366,000	Exercise of share options	1,052,816,831	–	–	–
20-9-2001 to 26-10-2001	518,280,794	Acquisition of 100% of Overseas Union Bank Limited	1,571,097,625	–	–	–
7-12-2001 to 31-12-2001	11,000	Exercise of share options	1,571,108,625	–	–	–
3-1-2002 to 31-12-2002	494,000	Exercise of share options	1,571,602,625	–	–	–
22-4-2003 to 31-12-2003	61,000	Exercise of share options	1,571,663,625	–	–	–
8-1-2004 to 25-10-2004	851,000	Exercise of share options	1,572,514,625	–	–	–
1-11-2004 to 13-12-2004	(36,417,000)	Shares purchased under share buy-back programme	1,536,097,625	–	–	–
	141,000	Exercise of share options	1,536,238,625	–	–	–
15-12-2004 to 31-12-2004	16,000	Exercise of share options	1,536,254,625	–	–	–
3-1-2005 to 31-12-2005	1,588,000	Exercise of share options	1,537,842,625	–	–	–

Banking Services

Singapore

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

United Overseas Bank Limited has 61 branches in Singapore.

Far Eastern Bank Limited
(a subsidiary)
156 Cecil Street, #01-00
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6221 9055
Facsimile: (65) 6224 2263
Telex: RS 23029 FEBANK
Website: www.uobgroup.com

Australia

UOB Sydney Branch
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Country Head, Australia and New Zealand: Peter Mackinlay
General Manager:
Kevin Yung Kin Man

Brunei

UOB Bandar Seri Begawan Branch
Unit 10 & 11, Bangunan D'Amin Jaya
Lot 54989, Kampong Kiarong
Bandar Seri Begawan BE1318
Telephone: (673)(2) 225 477/
222 210/220 380
Facsimile: (673)(2) 240 792
Cable: OVERSUNION BSB
Telex: OUB BU 2256
Email: uobbsb@brunet.bn
General Manager: George Lai Ted Min

UOB Kuala Belait Branch
Chinese Chamber of Commerce Building
Ground Floor
Lot 104, Jalan Bunga Raya
Kuala Belait KA1131
Telephone: (673)(3) 331 889/341 012
Facsimile: (673)(3) 331 391
Email: uobkb@brunet.bn
Branch Manager: Shim Shoon Chong

Canada

UOB Vancouver Branch
Vancouver Centre, #1680
650 West Georgia Street
P.O. Box 11616
Vancouver, British Columbia
Canada V6B 4N9
Telephone: (1)(604) 662 7055
Facsimile: (1)(604) 662 3356
Telex: 04-507520 TYEHUA VCR
Email: UOB.Vancouver@UOBgroup.com
General Manager: Koh Kok Jin

China

UOB Beijing Branch
2513, China World Trade Centre Tower 2
No. 1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86)(10) 6505 1863
Facsimile: (86)(10) 6505 1862
Telex: 22025UOBBJCN
SWIFT: UOVBCNBJ
Email: UOB.Beijing@UOBgroup.com
General Manager: Anthony Liau Guan Siang

UOB Guangzhou Branch
Unit 1107-1110, Metro Plaza
183-187 Tian He Bei Road
Guangzhou 510075
Telephone: (86)(20) 8755 8611/8787/8789
Facsimile: (86)(20) 8755 6661
Telex: 440931 UOBGZ CN
SWIFT: UOVBCN22XXX
Email: UOB.Guangzhou@UOBgroup.com
General Manager: Harry Loh Nee Thiam

UOB Shanghai Branch
2201 Jin Mao Tower
88 Century Boulevard
Pudong New Area
Shanghai 200121
Telephone: (86)(21) 5047 3688
Facsimile: (86)(21) 5047 8688
Telex: 33170 UOBSH CN
SWIFT: UOVBCNSH
Email: UOB.Shanghai@UOBgroup.com
General Manager: Sam Cheong Chwee Kin

UOB Jing An Sub-Branch
1468 Nan Jing Road West
1P-01/02, United Plaza Building
Shanghai 200040
Telephone: (86)(21) 6247 3688
Facsimile: (86)(21) 6289 1001
Branch Manager:
John Ang Wee Pheng

UOB Shenzhen Branch
Di Wang Commercial Centre
Shun Hing Square
Unit 2, G2 Floor
5002 Shennan Road East
Shenzhen 518008
Telephone: (86)(755) 8246 1298
Facsimile: (86)(755) 8246 3326
Telex: 420385 OUB SZ CN
Email: UOB.Shenzhen@UOBgroup.com
General Manager: Lim Tow Meng

UOB Xiamen Branch
United Overseas Bank Building
1-2 Floor
19 Hubin Bei Road
Xiamen 361012
Telephone: (86)(592) 508 1601/2/3/4
Facsimile: (86)(592) 508 1605
Telex: 923079 UOBXM CN
SWIFT: UOVBCNBA
Email: UOB.Xiamen@UOBgroup.com
General Manager: Woo Kim Liong

UOB Chengdu Representative Office
Holiday Inn Crowne Plaza, Room 405
31 Zong Fu Street
Chengdu 610016
Telephone: (86)(28) 8674 8618
Facsimile: (86)(28) 8674 8638
Chief Representative:
Kenny Lee Teik Peng

Hong Kong S.A.R.

UOB Central Branch
United Overseas Bank Building
54-58 Des Voeux Road
Central, Hong Kong S.A.R.
Telephone: (852) 2842 5666
Facsimile: (852) 2537 7890
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Hong Kong Main Branch
Gloucester Tower, 25/F
The Landmark
11 Pedder Street
Central, Hong Kong S.A.R.
Telephone: (852) 2521 1521/2910 8888
Facsimile: (852) 2810 5506
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Mongkok Branch
794 Nathan Road
Ground Floor
Kowloon, Hong Kong S.A.R.
Telephone: (852) 2381 2292
Facsimile: (852) 2397 4564
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Sheung Wan Branch
Cosco Tower
Units 1607-1614, 16/F
183 Queen's Road
Central, Hong Kong S.A.R.
Telephone: (852) 2910 8833
Facsimile: (852) 2810 5773/2537 7653
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Yaumatei Branch
554 Nathan Road
Ground Floor
Kowloon, Hong Kong S.A.R.
Telephone: (852) 2532 6888
Facsimile: (852) 2388 2613
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

Indonesia

UOB Jakarta Representative Office
Sona Topas Tower, 2nd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6382
Facsimile: (62)(21) 250 6379
Chief Representative:
Utami Dewi Suhadi

PT Bank UOB Indonesia Tbk
(a subsidiary)
Sona Topas Tower, 1st - 3rd Floors
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6330
Facsimile: (62)(21) 250 6331
Telex: 860418
SWIFT: UOBBIDJA
Email: UOB.Jakarta@UOBgroup.com
President Director: Chua Kim Hay
Deputy President Director:
Iwan Satawidinata

PT Bank UOB Indonesia Tbk has
10 branches in Indonesia.

PT Bank Buana Indonesia Tbk
(a subsidiary)

Office of Directors and Commissioners
Jl. Gajah Mada No. 1A, Jakarta 10130,
Indonesia
Telephone: (62)(21) 6386 5927/
633 0585/
6386 5931 (Hunting)
Facsimile: (62)(21) 632 4467/
632 2373

Head Office
Jl. Asemka No. 32-36, Jakarta 11110,
Indonesia
P.O. Box 4896, Jakarta 11048
Telephone: (62)(21) 692 2901/
692 2045/260 1051/
260 1055
Facsimile: (62)(21) 692 5946/
692 4105/260 1013/
260 1033
Domestic Telex: 42673/42734/42887/
42622/42300/42149
International Telex: 42042/42602/42301
Cable: Bank Buana Indonesia
SWIFT: BBIJIDJA
Website: www.bankbuana.com
President Director: Jimmy Laihad
Vice President Director:
Ben Gan Hui Beng

PT Bank Buana Indonesia Tbk has
190 branches in Indonesia.

Japan

UOB Tokyo Branch
Shin Kokusai Building, 3-4-1
Marunouchi, Chiyoda-ku
Tokyo 100-0005
Telephone: (81)(3) 3216 4251
Facsimile: (81)(3) 3216 4254
SWIFT: UOVBJPJT
Email: UOB.Tokyo@UOBgroup.com
General Manager: Seah Kok Thye

Malaysia

UOB Labuan Branch
Level 6A, Main Office Tower
Financial Park Labuan Complex
Jalan Merdeka
87000 Labuan F T
Telephone: (60)(87) 424 388
Facsimile: (60)(87) 424 389
Telex: MA 85096 TYEHUA
Email: UOB.Labuan@UOBgroup.com
General Manager: Linda Tan Mei Lin

United Overseas Bank (Malaysia) Bhd
(a subsidiary)
Menara UOB
Jalan Raja Laut
P.O. Box 11212
50738 Kuala Lumpur
Telephone: (60)(3) 2692 7722
Facsimile: (60)(3) 2691 0281
Cable: BANKUOBMKUALALUMPUR
Telex: UOBMMP MA 31877
SWIFT: UOVBMYKL
Email: uob121@uob.com.my
Website: www.uob.com.my
Chief Executive Officer:
Chan Kok Seong

United Overseas Bank (Malaysia) Bhd has 37 branches in Malaysia.

Myanmar

UOB Yangon Representative Office
48 Aung Teza Street, 6th Ward
High Land Avenue
Mayangone Township
Yangon
Telephone: (95)(1) 667 818
Facsimile: (95)(1) 544 126
Email: UOB.Yangon@UOBgroup.com
Chief Representative: U Hla Thaung

Philippines

United Overseas Bank Philippines
(a subsidiary)
Pacific Star Building
17th Floor
Sen. Gil Puyat corner Makati Avenue
Makati City
Telephone: (63)(2) 878 8686
Facsimile: (63)(2) 811 5917
SWIFT: UOVBPHMM
Email: info@uob.com.ph
Acting Chief Executive Officer:
Wang Lian Khee

South Korea

UOB Seoul Branch
Suite 1508, Kyobo Building 1, 1-Ga
Jongno, Jongno-Gu
Seoul 110-714
Telephone: (82)(2) 739 3916/9
Facsimile: (82)(2) 730 9570
SWIFT: UOVBKRSE
Telex: K28978 TYEHUA
Email: UOB.Seoul@UOBgroup.com
General Manager: Liew Chan Harn

Taiwan

UOB Taipei Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Telephone: (886)(2) 2715 0125
Facsimile: (886)(2) 2713 7456
Telex: 26147 TYEHUA
Email: UOB.Taipei@UOBgroup.com
General Manager: Teh Wee Jin

Thailand

United Overseas Bank (Thai) Public Company Limited
(a subsidiary)
191 South Sathon Road
Sathon
Bangkok 10120
Telephone: (66)(2) 343 3000
Facsimile: (66)(2) 287 2973/4
Telex: 84351 BKASIA TH
SWIFT: BKASTHBK
Website: www.uob.co.th
President & Chief Executive Officer:
Wong Kim Choong
Deputy President & Deputy Chief Executive Officer: Chua Teng Hui

United Overseas Bank (Thai) Public Company Limited has 154 branches in Thailand.

United Kingdom

UOB London Branch
19 Great Winchester Street
London EC2N 2BH
Telephone: (44)(207) 628 3504
Facsimile: (44)(207) 628 3433
Cable: TYEHUABANK
Telex: 8954292 TYEHUA G
SWIFT: UOVBGB2L
Email: UOB.London@UOBgroup.com
General Manager:
George Lim Phoon Seng

United States Of America

UOB New York Agency
UOB Building
592 Fifth Avenue
10th Floor, 48th Street
New York, NY 10036
Telephone: (1)(212) 382 0088
Facsimile: (1)(212) 382 1881
Cable: TYEHUABANK NEW YORK
Telex: 232265 TYEHUA
SWIFT: UOVBUS33
Email: UOB.NewYork@UOBgroup.com
Agent & General Manager:
Wong Kwong Yew

UOB Los Angeles Agency
777 South Figueroa Street
Suite 518, Los Angeles
California 90017
Telephone: (1)(213) 623 8042
Facsimile: (1)(213) 623 3412
Cable: TYHUABANK LOS ANGELES
Telex: 6831011 TYHUA
Email: UOB.LosAngeles@UOBgroup.com
Agent & General Manager:
Chen Hoong

Vietnam

UOB Ho Chi Minh City Branch
Central Plaza Office Building
Ground Floor
17 Le Duan Boulevard
District 1, Ho Chi Minh City
Telephone: (84)(8) 825 1424
Facsimile: (84)(8) 825 1423
Telex: 813221 UOBHCM VT
SWIFT: UOVBVNVX
Email:
UOB.HoChiMinhCity@UOBgroup.com
General Manager: Thng Tien Tat

Correspondents
In all principal cities of the world

Related Financial Services

Gold/Futures Dealing

Singapore

UOB Bullion and Futures Limited
(a subsidiary)
80 Raffles Place, 5th Storey
UOB Plaza 1
Singapore 048624
Telephone: (65) 6539 2929/6535 7122
Facsimile: (65) 6538 3990
Email: Futures@UOBgroup.com
Chairman & Chief Executive Officer:
Terence Ong Sea Eng

Taiwan

UOB Bullion and Futures Limited, Taiwan Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Telephone: (886)(2) 2545 6163
Facsimile: (886)(2) 2719 9434
Email: vincent-cheng@umail.hinet.net
Branch Manager:
Vincent Cheng Chih Jung

Insurance

Singapore

United Overseas Insurance Limited
(a subsidiary)
3 Anson Road, #28-01
Springleaf Tower
Singapore 079909
Telephone: (65) 6222 7733
Facsimile: (65) 6327 3869/6327 3870
Email: ContactUs@uoi.com.sg
Managing Director:
David Chan Mun Wai

UOB Life Assurance Limited
(a subsidiary)
156 Cecil Street, #10-01
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6227 8477
Facsimile: (65) 6224 3012
Email: uoblife@UOBgroup.com
Website: www.uoblife.com.sg
Managing Director:
Raymond Kwok Chong See

Hong Kong S.A.R.

UOB Insurance (H.K.) Limited
(a subsidiary)
Worldwide House, 16/F
19 Des Voeux Road
Central, Hong Kong S.A.R.
Telephone: (852) 2867 7988
Facsimile: (852) 2810 0218
Director: David Chan Mun Wai

Indonesia

PT UOB Life – Sun Assurance
(a subsidiary)
Sona Topas Tower Lt. 1
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 0888
Facsimile: (62)(21) 250 0908

PT UOB Life – Sun Assurance has 2 offices in Indonesia.

Investment Management

Singapore

UOB Asset Management Ltd
(a subsidiary)
80 Raffles Place, 3rd Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6532 7988
Facsimile: (65) 6535 5882
Email: uobam@UOBgroup.com
Chief Investment Officer: Thio Boon Kiat

UOB Venture Management Private Limited
(a subsidiary)
80 Raffles Place, #30-20
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 2268
Facsimile: (65) 6538 2569
Email: Seah.KianWee@UOBGroup.com
Managing Director: Seah Kian Wee

China

UOB Investment Consultancy (Beijing) Limited
(a subsidiary)
8/F Taiji Building
No. 211, Bei Si Huan Middle Road
HaiDian District
Beijing 100083
Telephone: (86)(10) 5161 6671
Facsimile: (86)(10) 5161 6700
Email: fulei@uobim.com.cn
Senior Manager: Vivian Fu

UOB Venture Management (Shanghai) Co., Ltd
(a subsidiary)
United Plaza, Room 3307
1468 Nanjing Road West
Shanghai 200040
Telephone: (86)(21) 6247 6228
Facsimile: (86)(21) 6289 8817
Email: Seah.KianWee@UOBGroup.com
Managing Director: Seah Kian Wee

SZVC-UOB Venture Management Co., Ltd
(an associate)
Investment Building, 11/F
No. 4009, Shennan Road
Futian Centre District
Shenzhen 518026
Telephone: (86)(755) 8291 2888
Facsimile: (86)(755) 8290 4093
Email: AlinaTao@szvc.com.cn
Deputy General Manager: Alina Tao

France

UOB Global Capital SARL
(a subsidiary)
40 rue La Perouse
75116 Paris
Telephone: (33)(1) 5364 8400
Facsimile: (33)(1) 5364 8409
Email: mlandau@uobglobal.com
Managing Director: Michael Landau

Malaysia

UOB-OSK Asset Management Sdn Bhd
(a subsidiary)
Menara UOB, Level 13
Jalan Raja Laut
50350 Kuala Lumpur
Telephone: (60)(3) 2732 1181
Facsimile: (60)(3) 2732 1100
Email: uobam@streamyx.com
Chief Executive Officer: Lim Suet Ling

Taiwan

UOB Investment Advisor (Taiwan) Ltd
(a subsidiary)
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Telephone: (886)(2) 2719 7005
Facsimile: (886)(2) 2545 6591
Email: uobia@uobia.com.tw
General Manager: Juang San-Tay

Thailand

UOB Asset Management (Thai) Company Limited
(a subsidiary)
5th Floor, Bangkok City Tower
179/6-10 South Sathon Road
Tungmahamek, Sathon
Bangkok 10120
Telephone: (66)(2) 679 5577
Facsimile: (66)(2) 679 5426
Website: www.uobam.co.th
Chief Executive Officer: Vana Bulbon

United States Of America

UOB Global Capital LLC
(a subsidiary)
UOB Building
592 Fifth Avenue
Suite 602, 48th Street
New York, NY 10036
Telephone: (1)(212) 398 6633
Facsimile: (1)(212) 398 4030
Email: dgoss@uobglobal.com
Managing Director: David Goss

Merchant Banking

Singapore

UOB Asia Limited
(a subsidiary)

Capital Markets (Southeast Asia)
80 Raffles Place, 21st Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 3171
Facsimile: (65) 6534 0409
Email: Michael.SngBH@UOBgroup.com
Managing Director:
Michael Sng Beng Hock

Capital Markets (Singapore & North Asia)
80 Raffles Place, 15th Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 1200
Facsimile: (65) 6535 2902
Email: Karunia.Tjuradi@UOBgroup.com
Managing Director:
Karunia Wirawan Tjuradi

Corporate Finance
1 Raffles Place, 13th Storey
OUB Centre
Singapore 048616
Telephone: (65) 6530 2138
Facsimile: (65) 6534 0160
Email: Soon.BoonSiong@UOBgroup.com
Joint Managing Director:
Soon Boon Siong

Australia

UOB Australia Limited
(a subsidiary)
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Director and Country Head, Australia and New Zealand: Peter Mackinlay
Director and General Manager:
Kevin Yung Kin Man

Hong Kong S.A.R.

UOB Asia (Hong Kong) Limited
(a subsidiary)
AON China Building
Suite 601, 6/F
29 Queen's Road
Central, Hong Kong S.A.R.
Telephone: (852) 2868 2633
Facsimile: (852) 2840 0438
Email: uobahk@uobahk.com
Chief Executive Officer: Yip Kwok Kwan

Stockbroking

Singapore

UOB-Kay Hian Holdings Limited
(an associate)
80 Raffles Place, #30-01
UOB Plaza 1
Singapore 048624
Telephone: (65) 6535 6868
Facsimile: (65) 6532 6919
Telex: RS 24085
Website: www.uobkayhian.com
Managing Director: Wee Ee Chao

Notice is hereby given that the **Sixty-Fourth Annual General Meeting** of members of the Company will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Thursday 27 April 2006 at 3.00 p.m. to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2005.

Resolution 2 To declare a Final Dividend of 40 cents per share less 20% income tax for the year ended 31 December 2005.

Resolution 3 To approve Directors' fees of $760,000 for 2005 (2004: $600,000).

Resolution 4 To re-appoint Messrs Ernst & Young as Auditors of the Company and authorise the Directors to fix their remuneration.

To re-elect the following Directors:

Resolution 5 Professor Cham Tao Soon

Resolution 6 Mr Philip Yeo Liat Kok

Resolution 7 Mr Michael Lien Jown Leam

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

"THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr ______________ be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

In respect of:

Resolution 8 Mr Wee Cho Yaw

Resolution 9 Professor Lim Pin

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 10 "THAT authority be and is hereby given to the Directors to:

(a) (i) issue ordinary shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (including options under the UOB 1999 Share Option Scheme (the "Scheme")) (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of ordinary shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the issued shares in the capital of the Company (as calculated in accordance with paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent of the issued shares in the capital of the Company (as calculated in accordance with paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier."

Resolution 11 "THAT

(1) authority be and is hereby given to the Directors to:

(a) allot and issue any of the preference shares referred to in Articles 7A, 7B and/or 7C of the Articles of Association of the Company; and/or

(b) make or grant offers, agreements or options that might or would require the preference shares referred to in sub-paragraph (a) above to be issued,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit and (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) to issue the preference shares referred to in sub-paragraph (a) above in connection with any offers, agreements or options made or granted by the Directors while this Resolution was in force;

(2) the Directors be authorised to do all such things and execute all such documents as they may consider necessary or appropriate to give effect to this Resolution as they may deem fit; and

(3) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

Notes to Resolutions 5, 6, 8 and 9

Resolution 5 is to re-elect Professor Cham Tao Soon. Professor Cham is an independent member and Chairman of the Audit Committee. He is also an independent member of the Nominating and Remuneration Committees.

Resolution 6 is to re-elect Mr Philip Yeo Liat Kok. Mr Yeo is an independent member of the Audit and Remuneration Committees.

Resolution 8 is to re-appoint Mr Wee Cho Yaw. Mr Wee is a non-independent member and Chairman of the Remuneration Committee and a non-independent member of the Nominating Committee.

Resolution 9 is to re-appoint Professor Lim Pin. Professor Lim is an independent member of the Nominating and Remuneration Committees.

Notes to Resolutions 10 and 11

Resolution 10 is to empower the Directors to issue ordinary shares in the capital of the Company and to make or grant instruments (such as warrants or debentures or options, including options under the UOB 1999 Share Option Scheme ("Scheme")) convertible into ordinary shares, and to issue ordinary shares in pursuance of such instruments, up to an amount not exceeding in total 50 per cent of the issued shares in the capital of the Company, but with a sub-limit of 20 per cent for issue of shares other than on a pro-rata basis to shareholders ("General Mandate"). For the purpose of determining the aggregate number of ordinary shares that may be issued pursuant to the General Mandate, the percentage of issued shares in the capital of the Company shall be based on the number of issued shares in the capital of the Company at the time that Resolution 10 is passed, after adjusting for (a) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 10 is passed, and (b) any subsequent consolidation or subdivision of ordinary shares. A copy of the Regulations of the Scheme is available for inspection by shareholders during normal office hours at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 (Attention: The Company Secretary).

Resolution 11 is to enable the Directors to issue any of the preference shares referred to in Articles 7A, 7B and/or 7C of the Articles of Association of the Company and/or make or grant offers, agreements or options that might or would require such preference shares to be issued at any time. The Directors will only issue such preference shares under this Resolution if they consider it appropriate and in the interest of the Company to do so.

BY ORDER OF THE BOARD

Vivien Chan
Secretary

Singapore, 3 April 2006

Notes:

(1) A member entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) To be effective, the instrument appointing a proxy must be deposited at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 (Attention: The Company Secretary) not less than 48 hours before the time set for holding the Meeting.

PROXY FORM

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

IMPORTANT

1. The Annual Report 2005 is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

I/We ______________________________ (Name)

of ______________________________ (Address)
being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint

		Proportion of shareholdings	
		No. of shares	%
Name			
NRIC/Passport No.			
Address			

and/or *

		Proportion of shareholdings	
		No. of shares	%
Name			
NRIC/Passport No.			
Address			

* *Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy, to attend and vote for me/us on my/our behalf at the **Sixty-Fourth Annual General Meeting** of members of the Company, to be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Thursday, 27 April, 2006 and at any adjournment thereof:

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	Ordinary Resolutions	For	Against
Resolution 1	Financial Statements, Directors' Report & Auditors' Report		
Resolution 2	Final Dividend		
Resolution 3	Directors' Fees		
Resolution 4	Auditors & their remuneration		
Resolution 5	Re-election (Professor Cham Tao Soon)		
Resolution 6	Re-election (Mr Philip Yeo Liat Kok)		
Resolution 7	Re-election (Mr Michael Lien Jown Leam)		
Resolution 8	Re-appointment (Mr Wee Cho Yaw)		
Resolution 9	Re-appointment (Professor Lim Pin)		
Resolution 10	Authority to issue ordinary shares		
Resolution 11	Authority to issue preference shares		

Dated this ____________ day of ____________ 2006.

Shares in:	No. of Shares
(i) Depository Register	
(ii) Register of Members	
Total	

____

Signature(s) or Common Seal of Shareholder(s)

Notes:

1 Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3 Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the Meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Meeting.

5 The instrument appointing a proxy or proxies must be deposited at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time appointed for the Meeting.

6 The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

7 A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

8 The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

9 Agent Banks acting on the request of CPF Investors who wish to attend the meeting as observers are required to submit in writing, a list with details of the investors' name, NRIC/Passport numbers, addresses and numbers of shares held. The list should be signed by an authorised signatory of the agent bank and should reach the Company Secretary, at the registered office of the Company not later than 48 hours before the time appointed for holding the Meeting.

1st FOLD

2nd FOLD

UOB

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399

The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey, UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.



UNITED OVERSEAS BANK LIMITED

HEAD OFFICE
80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration No.: 193500026Z

Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Website: www.uobgroup.com

Design and production by Su Yeang Pte Ltd / Printing by UIC Printing and Packaging Pte Ltd

CIRCULAR DATED 3 APRIL 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your shares in the capital of United Overseas Bank Limited ("**UOB**"), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward delivery to the purchaser.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF UOB;

(2) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE; AND

(3) THE PROPOSED AUTHORITY FOR THE ISSUANCE OF CLASS D, E AND F PREFERENCE SHARES.

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	25 April 2006 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	27 April 2006 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fourth Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Marina Mandarin Singapore Marina Mandarin Ballroom, Level 1 6 Raffles Boulevard, Marina Square Singapore 039594

In this Circular, the following definitions apply throughout unless the context otherwise requires:

"Articles"	:	The Articles of Association of the Company.
"Banking Act"	:	Banking Act, Chapter 19 of Singapore.
"CDP"	:	The Central Depository (Pte) Limited.
"Class D Preference Shares"	:	The non-cumulative non-convertible Class D Preference Shares, having the rights and subject to the restrictions to be set out in new Article 7D of the Articles.
"Class E Preference Shares"	:	The non-cumulative non-convertible Class E Preference Shares, having the rights and subject to the restrictions to be set out in new Article 7E of the Articles.
"Class F Preference Shares"	:	The non-cumulative non-convertible Class F Preference Shares, having the rights and subject to the restrictions to be set out in new Article 7F of the Articles.
"2005 Circular"	:	The Company's Circular to Shareholders dated 4 April 2005.
"Companies Act"	:	Companies Act, Chapter 50 of Singapore.
"Companies (Amendment) Act"	:	The Companies (Amendment) Act 2005 of Singapore.
"Directors"	:	The Directors of UOB for the time being.
"EGM"	:	The extraordinary general meeting of UOB, notice of which is given on pages 100 to 102 of this Circular.
"2005 EGM"	:	The extraordinary general meeting of the Company held on 27 April 2005.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 24 March 2006.
"Listing Manual"	:	The listing manual of the SGX-ST, which became effective on 1 July 2002, including amendments made thereto up to the date of this Circular.
"Market Day"	:	A day on which the SGX-ST is open for trading of securities.
"MAS"	:	The Monetary Authority of Singapore.
"NTA"	:	Net tangible assets.
"ROE"	:	Return on equity.
"Securities Account"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Shares granted pursuant to the UOB Share Option Scheme.

"**Share Purchase Mandate**"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"**Shareholders**"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"**Shares**"	:	Ordinary shares in the capital of the Company.
"**Take-over Code**"	:	The Singapore Code on Take-overs and Mergers.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**UOB**" or the "**Company**"	:	United Overseas Bank Limited.
"**UOB Group**" or the "**Group**"	:	UOB and its subsidiaries.
"**UOB Share Option Scheme**"	:	The UOB 1999 Share Option Scheme.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular only shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular shall be a reference to Singapore time, unless otherwise specified.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Registration No.: 193500026Z)

Board of Directors:

Wee Cho Yaw (Chairman & Chief Executive Officer)
Wee Ee Cheong (Deputy Chairman & President)
Ngiam Tong Dow
Prof Cham Tao Soon
Wong Meng Meng
Philip Yeo Liat Kok
Tan Kok Quan
Prof Lim Pin
Ng Boon Yew
Michael Lien Jown Leam

Registered Office:

80 Raffles Place
UOB Plaza
Singapore 048624

3 April 2006

To : The Shareholders of United Overseas Bank Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors of UOB are convening the EGM to be held on 27 April 2006 to seek Shareholders' approval for the following proposals:

(a) the proposed alterations to the Articles;

(b) the proposed renewal of the Share Purchase Mandate; and

(c) the proposed authority for the issuance of the Class D, E and F Preference Shares.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statement or opinion made in this Circular.

2. THE PROPOSED ALTERATIONS TO THE ARTICLES

2.1 **The Companies (Amendment) Act.** The Companies (Amendment) Act, which came into force on 30 January 2006, introduced key amendments to the Companies Act resulting in significant changes to the company law regime in Singapore. These amendments include the abolition of the concepts of par value and authorised capital and allowing repurchased shares to be held as treasury shares.

With the abolition of the concept of par value, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished accordingly.

The Companies (Amendment) Act also introduced new provisions on share buy-backs and treasury shares. Under these new provisions, a company can repurchase shares out of capital, as well as from distributable profits. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held in treasury.

2.2 **Alterations to the Articles.** The current Articles need to be amended as a result of the above changes introduced by the Companies (Amendment) Act. The Company is also taking this opportunity to update, streamline and rationalise certain other provisions of the Articles.

2.3 **Articles Proposed for Alterations.** The following Articles are proposed for alterations:

2.3.1 **Article 2**

Article 2 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:

(i) that the expression "treasury shares" is to have the meaning ascribed to it in the Companies Act, namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased;

(ii) that, except where otherwise expressly provided in the Articles, references in the Articles to "shareholders" or "holders" of shares or a class of shares and references to "member", when the Companies Act requires, shall exclude the Company in relation to shares held by it as treasury shares; and

(iii) that a new definition of "Statutes" be inserted.

In the interest of clarity, drafting changes are also proposed to provide that:

(i) a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of the Articles;

(ii) words denoting the singular shall include the plural and *vice versa*, words denoting the masculine shall include the feminine and words denoting persons shall include corporations;

(iii) any reference in the Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted; and

(iv) the headnotes are inserted for convenience only and shall not affect the construction of the Articles.

2.3.2 **Article 3**

Article 3 which states the authorised share capital of the Company, is proposed to be deleted in view of the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

2.3.3 **Article 4**

Article 4 provides that the Company may, in accordance with the Companies Act, purchase or otherwise acquire its issued Shares. Changes are proposed to Article 4 to cater for the Shares which are purchased by the Company to be held as treasury shares in accordance with the Companies Act.

2.3.4 **Article 5**

Article 5 provides that no allotment shall be made of any Shares of the Company offered to the public unless, *inter alia*, the minimum subscription has been received. Article 5(2) and 5(3) are proposed to be deleted in view of the abolition of the concepts of nominal (or par) value and share premium pursuant to the Companies (Amendment) Act.

It is also proposed that in consequence of the above changes, the existing marginal note "No allotment unless minimum subscription received" be amended to "No allotment unless sum payable for shares received".

2.3.5 **New Articles 7D, 7E and 7F**

UOB is proposing to incorporate the terms of new preference shares in its Articles, so that it may have the flexibility to undertake fund raising exercises through the issue of such preference shares with a minimum of delay. The terms of the new preference shares, namely Class D, Class E and Class F Preference Shares, are set out in new Articles 7D, 7E and 7F which appear in the Appendix to this Circular.

As stated in paragraph 4.4 below, UOB is proposing that the Directors be given a mandate to issue the Class D, Class E and Class F Preference Shares. A summary of the terms and conditions of the Class D, Class E and Class F Preference Shares appears in paragraph 4.2 below.

2.3.6 **Article 8**

Article 8 deals with the issue of preference shares and as required by the Listing Manual provides that in the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued Shares. In view of the abolition of the concept of par value, it is proposed that this provision be amended to provide that preference shares may be issued subject to such limitation thereof as may be prescribed by law or any stock exchange on which the Shares in the Company may be listed.

2.3.7 **New Article 8A**

New Article 8A on treasury shares is proposed to be inserted. This new Article will provide that the Company may not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.

It is also proposed that a new heading "TREASURY SHARES" be inserted above Article 8A and a new marginal note to Article 8A, "Treasury Shares" be inserted for ease of reference.

2.3.8 **Article 11**

Article 11 which provides that the Company may from time to time by ordinary resolution increase its capital by such sum to be divided into Shares of such amounts as the resolution shall prescribe, is proposed to be deleted following the abolition of the concept of par value and authorised capital pursuant to the Companies (Amendment) Act.

2.3.9 **Article 14**

Article 14 provides that the Company may by ordinary resolution, *inter alia,* consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares into Shares of smaller amount. It is proposed that these provisions be altered to delete references to the "amount" of Shares in conjunction with the abolition of the concept of par value pursuant to the Companies (Amendment) Act. Article 14(b) provides also that the Company may by ordinary resolution cancel any Shares which have not been taken by any person and diminish the amount of capital by the amount of Shares so cancelled. It is proposed that this provision together with marginal note "Power to cancel shares" be deleted altogether in conjunction with the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

It is also proposed to insert a new Article 14(c) with marginal note "Power to convert shares" to give the Company the flexibility to convert any class of Shares into any other class of Shares by way of an ordinary resolution.

2.3.10 **Article 15**

Article 15, which provides that the Company may reduce its share capital, capital redemption reserve fund or share premium account as authorised by law, is proposed to be altered to delete the references to the capital redemption reserve fund and the share premium account since, under the Companies (Amendment) Act, any amounts standing to the credit of the Company's capital redemption reserve fund and share premium account becomes part of its share capital. Article 15 is proposed to be further altered to provide that the Company may also reduce any undistributable reserve, and to provide, pursuant to the Companies (Amendment) Act, that upon cancellation of any Share purchased or otherwise acquired by the Company pursuant to a power in the Articles for the purchase or acquisition of its issued Shares by the Company, the amount of share capital of the Company shall be reduced by the extent to which any such cancelled Share was purchased or acquired out of the capital of the Company.

2.3.11 **Article 16**

The second sentence of Article 16 provides that no Shares are to be issued at a discount except in accordance with the provisions of the Companies Act, and is also proposed to be deleted in conjunction with the abolition of the concept of the issue of shares at a discount pursuant to the Companies (Amendment) Act.

As a consequence of the proposed changes, the marginal note of Article 16 is proposed to be altered from "Controlling interest and discount" to "Controlling interest".

2.3.12 **Article 17**

Article 17(1) provides that the Directors may allot, grant options over or otherwise dispose of unissued shares. It is proposed that Article 17(1) be amended to replace references to "unissued shares" with "new shares" pursuant to the abolition of the concept of authorised share capital pursuant to the Companies (Amendment) Act.

Article 17(2) deals with the offer of new Shares to existing members. This Article is proposed to be altered to replace the reference to "amount" of existing Shares with a reference to "number" of existing Shares in view of the abolition of the concept of par value pursuant to the Companies (Amendment) Act. Drafting changes are proposed to provide, in addition to any permissive direction being given by the Company in general meeting, that new Shares also need not be offered to existing members in proportion to their existing holdings if so permitted by the listing rules of the SGX-ST. This is in line with current listing rules of the SGX-ST which permit a listed company to obtain a general share issue mandate in respect of which authority may be given, *inter alia*, for shares to be issued otherwise than on a *pro rata* basis to members. It is also proposed for the purpose of clarity to replace the last word of Article 17(2) (being the word "regulation") with the word "Article".

Article 17(3) relates to the general share issue mandate. It currently provides that the Company may by ordinary resolution give the Directors a general authority to issue Shares, provided that the aggregate number of new Shares to be issued shall not be more than 50 per cent. of the issued share capital of the Company for the time being, of which the aggregate number of Shares to be issued other than on a *pro rata* basis to Shareholders of the Company does not exceed 20 per cent. of the issued share capital of the Company for the time being.

Article 17(3) is proposed to be altered to delete the reference to these specific limits and manner of calculation, and to instead provide that the aggregate number of Shares which may be issued pursuant to the general share issue mandate is to be subject to such limits and manner of calculation as may be prescribed by the SGX-ST from time to time.

The proposed alteration to Article 17(3) will obviate the necessity for the Company to alter its Articles as and when the relevant provisions of the Listing Manual relating to the general share issue mandate are altered by the SGX-ST. Any ordinary resolution passed pursuant to Article 17(3), as proposed to be altered, will continue to be subject to the specific limits and manner of calculation prescribed by the Listing Manual from time to time.

As a consequence of the proposed changes, the marginal note of Article 17 is proposed to be altered from "Disposal of Unissued shares" to "Issue of shares".

2.3.13 **Article 20**

Article 20 provides that the Company may exercise the powers of paying commissions conferred by, *inter alia*, the Companies Act. Section 67 of the Companies Act relating to the power to pay certain commissions was repealed pursuant to the Companies (Amendment) Act. However, since the Company may nevertheless retain the power to pay commissions under the Articles, Article 20 is proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of Shares at such rate or amount and in such manner as the Directors may deem fit.

2.3.14 **Article 21**

Article 21 provides that if any Shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may, subject to the conditions and restrictions of the Companies Act, pay interest on so much of such share capital as is for the time being paid up. In line with the amendment of Section 78 of the Companies Act by the Companies (Amendment) Act, it is proposed that Article 21 be altered to make it clear that the power to pay interest on capital does not extend to any treasury shares.

2.3.15 **Article 24**

Article 24(2) provides, *inter alia*, that every share certificate must specify the number and class of shares to which it relates and the amount paid up thereon. It is proposed that Article 24(2) be altered to provide that the amount (if any) unpaid on the Shares must also be specified in the share certificate, to be in line with the amendment of Section 123 of the Companies Act by the Companies (Amendment) Act.

2.3.16 **Articles 26, 30 and 31**

Articles 26, 30 and 31 deal with calls on members in respect of any money unpaid on their Shares. It is proposed that these provisions be altered to remove all references to nominal (or par) value and share premium in line with the abolition of these concepts pursuant to the Companies (Amendment) Act.

2.3.17 **Article 44**

Article 44 deals with the power to decline to register a transfer of Shares. Article 44 is proposed to be altered to provide in accordance with paragraph 4(c) of Appendix 2.2 of the Listing Manual that there shall be no restriction on the transfer of fully paid Shares except where required by law, the listing rules or bye-laws of any stock exchange that the Shares may be listed on.

In addition, the Listing Manual provides that where the Directors decline to register a transfer of Shares, they shall within ten Market Days serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Companies Act. Accordingly, Article 44 is proposed to be altered to provide that such period would be as prescribed from time to time by the stock exchanges upon which the Company is listed.

2.3.18 **Article 47**

It is proposed that Article 47 be altered by substituting the word "Transfers" with "Members" to reflect the requirements under Section 192 of the Companies Act relating to the closing of the register of members of a company. As a consequence of the proposed alteration to Article 47, it is proposed that the marginal note to Article 47 be changed to "Register of Members may be closed".

2.3.19 **Article 52**

Article 52 empowers the Directors, subject to Shareholders' approval, to convert paid-up Shares into stocks and re-convert stock into paid-up Shares of any denomination. The words "of any denomination" are proposed to be deleted following the abolition of the concept of par or nominal value of shares pursuant to the Companies (Amendment) Act.

2.3.20 **Articles 53 and 54**

Article 53 deals with the transfer of stock in the capital of the Company and Article 54 deals with the rights of stockholders. Drafting changes are proposed to Article 53 to delete references to "nominal amount of the shares" and to Article 54 to replace references to "amount of stock" with references to "number of stock units" in conjunction with the abolition of the concept of nominal value pursuant to the Companies (Amendment) Act.

In addition, Article 54 is also proposed to be altered to make it clear that the conversion of shares to stock will not affect or prejudice any preference or other special privileges attached to the shares so converted.

2.3.21 **New Article 58A**

Article 58 deals with the service of notices and documents on members and other persons entitled to receive notices or documents from the Company. The Companies Act was amended effective 1 April 2004 to provide that documents required under the Companies Act or the memorandum and articles of association of a company to be given, sent or served on members, auditors and officers of a company, may be given, sent or served using electronic communications. It is proposed that new Article 58A be included to provide for service of notices and documents to be effected by electronic communications in accordance with Sections 387A and 387B of the Companies Act and/or any applicable regulations or procedures.

A new marginal note "Notice by electronic communications" will also be inserted for ease of reference.

2.3.22 **New Article 63A**

It is proposed to insert a new Article 63A after Article 63 to make clear that if an amendment is proposed to any resolution under consideration in a general meeting but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

In addition, new Article 63A will also make clear that in the case of a special resolution, no amendment to the special resolution (other than a mere clerical amendment to correct a patent error) may be considered or voted upon.

A new marginal note "Amendment to resolution" will also be inserted for ease of reference.

2.3.23 **Article 64**

Article 64 provides that at any general meeting, a resolution put to the vote shall be decided by a show of hands unless a poll is demanded by, *inter alia*, the chairman of the general meeting (being a person entitled to vote thereat), or any member present in person or by proxy and holding shares in the Company conferring a right to vote being Shares on which an aggregate sum has been paid up equal to not less than one-twentieth of the total sum paid up on all the Shares conferring that right.

A new Article 64(b) is also proposed to be inserted to align this Article with Section 178(1) of the Companies Act and provide that a poll may be demanded by at least five members present in person or by proxy and entitled to vote at the meeting.

In conjunction with the abolition of the concept of nominal (or par) value and introduction of the concept of treasury shares pursuant to the Companies (Amendment) Act, Article 64 is also proposed to be altered to provide that a poll can be demanded by a member present in person or by proxy and holding not less than five per cent. of the total number of paid up Shares of the Company (excluding treasury shares).

2.3.24 **Article 66**

Article 66 deals with the taking of a poll. A drafting change is proposed to be made to make clear that the chairman shall appoint scrutineers if so directed by the meeting.

2.3.25 **Article 70**

Article 70 provides that subject and without prejudice to any special privileges or restrictions as to voting attached to any special class of shares, each member entitled to vote at a general meeting may vote in person or by proxy. This Article is proposed to be altered to make it subject also to Article 8A (as proposed to be inserted) which will provide that the Company shall not exercise any right (including the right to attend and vote at general meetings) in respect of treasury shares other than as provided by the Companies Act.

Article 70 is also proposed to be altered to provide that in the case of a member who is represented by two proxies, only the first named proxy in the proxy form shall vote on a show of hands. The proposed alterations to Article 70 will, in the case of a member represented by two proxies, determine conclusively which proxy shall be entitled to vote on a show of hands, and remove the uncertainty involved where the appointor, or failing whom, the chairman, have to determine which of the two proxies shall vote.

2.3.26 **Article 73**

Article 73 deals with the right to vote and is proposed to be altered to clarify that no member shall be entitled to vote at a general meeting unless all calls or other sums payable by him in respect of the Shares have been paid.

2.3.27 **Article 104**

Article 104 deals with the declaration by a Director of his interest in a contract with the Company. It is proposed that Article 104 be altered to extend the requirement relating to the disclosure of interests of any Director by substituting the word "contract" with the word "transaction" to reflect the present requirements under Section 156 of the Companies Act.

2.3.28 **Article 109**

Currently, Article 109 allows a resolution in writing, signed by all the Directors for the time being in Singapore, to be valid and effective, as if it had been passed at a meeting of the Directors duly convened and held. It is proposed that Article 109 be altered to make clear that the reference to the Directors include their alternates for the time being in Singapore.

In addition, as electronic signatures and electronic records are increasingly used in lieu of written signatures and documents and these are regulated in accordance with the provisions of the Electronic Transactions Act, Chapter 88 of Singapore, to facilitate Directors approving circulating resolutions by any electronic means, it is proposed that Article 109 be altered so as to give effect to circulating resolutions signed by Directors when such signatures and electronic records are communicated electronically in place of the traditional forms of writing and signatures.

2.3.29 **Article 126**

Article 126, which provides for the apportionment of dividends according to the amounts paid on the Shares, is proposed to be altered in view of the abolition of the concept of par value pursuant to the Companies (Amendment) Act. Article 126 as altered will provide that all dividends are to be paid in proportion to the number of Shares held, and that where Shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid.

2.3.30 **Article 129**

Article 129 provides that where Shares are issued at a premium, a sum equal to the aggregate amount or value of the premiums must be transferred to a "share premium account". In line with the abolition of the concept of share premium pursuant to the Companies (Amendment) Act, it is proposed that Article 129 be deleted in its entirety.

2.3.31 **Article 134**

Article 134 provides, *inter alia*, that dividends or other moneys payable on or in respect of a Share of the Company which are unclaimed after a period of six years from the date they are first payable, may be forfeited, and if so, shall revert to the Company. Drafting changes are proposed to be made to Article 134 to give the Directors discretion to annul any such forfeiture and make it clear that where the Depository returns any such unclaimed dividends or moneys to the Company, a Depositor shall not have any right or claim against the Company in respect of such returned unclaimed dividends or monies.

2.3.32 **Article 139**

Article 139 deals with the capitalisation of profits and reserves and is proposed to be altered to permit to the issue of bonus shares for which no consideration is payable, and to delete the references to the share premium account and capital redemption reserve fund from Article 139 since under the Companies (Amendment) Act, any amounts standing to the credit of the Company's share premium account and capital redemption reserve becomes part of its share capital.

In addition, as a consequence of the proposed changes, it is also proposed that the present marginal note "Capitalisation" be amended to "Power to issue free bonus shares and/or to capitalise profits and reserves" and the present headnote "RESERVE AND CAPITALISATION" before Article 138 be amended to "BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES".

2.3.33 **Article 160**

Article 160 relates to the obtaining of members' approval for the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company. This provision is no longer required to be included in the Articles under the Listing Manual, and is therefore proposed to be deleted accordingly.

Notwithstanding the deletion of Article 160 from the Articles, where so required by the Companies Act, the Listing Manual or other applicable laws and regulations, the relevant authorisation or clearance (including members' approval) would have to be sought by the Company in respect of the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company.

In addition, **Articles 2, 17, 47 and 70** are also proposed to be altered to correct certain typographical errors contained in these Articles.

2.4 **Appendix.** The text of the Articles which are proposed to be altered is set out in the Appendix to this Circular. The proposed alterations to the Articles are subject to the approval of the Shareholders.

3. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2005 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2005 Circular and the Ordinary Resolution set out in the Notice of the 2005 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of the Ordinary Resolution at the 2005 EGM and will expire on the date of the forthcoming Sixty-Fourth Annual General Meeting to be held on 27 April 2006. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM immediately following the Sixty-Fourth Annual General Meeting of the Company convened to be held on the same date.

3.2 **Rationale for the Proposed Renewal of the Share Purchase Mandate.** As previously stated in the 2005 Circular, the proposed renewal of the Share Purchase Mandate would give UOB the flexibility to undertake the purchase or acquisition of its issued Shares as and when appropriate to:

(a) manage the capital structure of UOB, with a view to achieving an efficient capital mix;

(b) manage surplus capital, such that surplus capital and funds which are in excess of UOB's requirements may be returned to Shareholders in an expedient and cost-efficient manner; and

(c) improve ROE, which is one of the key objectives of UOB.

The Share Purchase Mandate will be exercised by the Directors in circumstances where it is considered to be in the best interests of UOB, after taking into account factors such as the amount of surplus cash available and working capital requirements of UOB, the prevailing market conditions, liquidity and orderly trading of the Shares.

3.3 **Authority and Limits on the Share Purchase Mandate.** The authority and limits on the Share Purchase Mandate are summarised below.

3.3.1 ***Maximum Number of Shares***

The total number of Shares that may be purchased or acquired by UOB pursuant to the Share Purchase Mandate is limited to that number of Shares representing five per cent. of the issued Shares of UOB as at the date of the EGM at which the Share Purchase Mandate is approved (the "**Approval Date**"). Only Shares which are issued and fully paid-up may be purchased or acquired by UOB. Following the introduction of the Companies (Amendment) Act, any of the Company's Shares which are held as treasury shares will be disregarded for the purposes of computing the five per cent. limit.

As at the Latest Practicable Date, the issued share capital of UOB comprised 1,533,285,625 Shares. As at the Latest Practicable Date, there were outstanding and remaining options ("**Share Options**") held by executives of the UOB Group, which have been granted pursuant to the UOB Share Option Scheme, to subscribe for up to an aggregate of 2,169,000 Shares. Save in respect of the Shares which are issuable on exercise of the outstanding Share Options, no Shares were reserved for issue by UOB as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 1,533,285,625 Shares in issue as at the Latest Practicable Date, and assuming that no further Shares are issued pursuant to the exercise of exercisable Share Options on or prior to the EGM, not more than 76,664,281 Shares (representing five per cent. of the Shares in issue as at that date) may be purchased or acquired by UOB pursuant to the proposed Share Purchase Mandate.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the five per cent. limit, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out up to the full five per cent. as authorised, or at all. In particular, no purchases or acquisition of the Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of UOB.

3.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the Approval Date up to:

(a) the date on which the next Annual General Meeting of UOB is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 ***Manner of Purchase or Acquisition of Shares***

Purchases or acquisitions of Shares may be made by:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST through the SGX-ST's trading system through one or more duly licensed dealers appointed by UOB for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act, as they consider fit in the interests of UOB in connection with or in relation to any equal access scheme or schemes. An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or the acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If UOB wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rule 883(2), (3), (4) and (5) of the Listing Manual.

3.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105 per cent of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110 per cent of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares were transacted on the SGX-ST immediately preceding the date of the Market Purchase by UOB or, as the case may be, the date of making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period; and

"**date of the making of the offer**" means the date on which UOB announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 **Source of Funds.** Previously, any payment made by UOB in consideration of the purchase or acquisition of its own Shares may only be made out of UOB's distributable profits. The Companies (Amendment) Act now permits UOB to also purchase or acquire its own Shares out of capital, as well as from its distributable profits.

UOB intends to use its internal sources of funds to finance its purchase or acquisition of the Shares.The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital of UOB and the Group would be materially adversely affected.

3.5 **Reporting Requirements.** Pursuant to Rule 886 of the Listing Manual, UOB will notify the SGX-ST of any purchase or acquisition of Shares under the proposed Share Purchase Mandate as follows:

(a) in the case of a Market Purchase, by 9.00 a.m. on the Market Day following the day on which it purchased the Shares; and

(b) in the case of an Off-Market Purchase, by 9.00 a.m. on the second Market Day after the close of acceptances of the offer.

3.6 **Status of Purchased Shares.** Under current law, Shares purchased or acquired by UOB shall be deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on cancellation) unless such Shares are held by UOB as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by UOB and which are not held as treasury shares.

3.7 **Treasury Shares.** Under the Companies Act, as amended by the Companies (Amendment) Act, Shares purchased or acquired by UOB may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act, as amended by the Companies (Amendment) Act, are summarised below.

3.7.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10 per cent. of the total number of issued Shares.

3.7.2 ***Voting and Other Rights***

UOB cannot exercise any right in respect of treasury shares, including the right to attend or vote at meetings.

In addition, no dividend may be paid, and no other distribution of UOB's assets may be made, to UOB in respect of treasury shares. However, treasury shares may be allotted as fully paid bonus shares and such bonus shares shall be treated for the purposes of the Companies Act as if they were purchased by UOB at the time they were allotted and held as treasury shares. A subdivision or consolidation of any treasury share is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

3.7.3 ***Disposal and Cancellation***

Where Shares purchased or acquired by UOB are held as treasury shares, UOB may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

3.8 **Financial Effects**. The financial effects on UOB and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time. The financial effects on UOB and the Group for the financial year ended 31 December 2005 are based on the assumptions set out below:

3.8.1 ***Purchase or Acquisition out of Capital or Profits***

Under the Companies Act, as amended by the Companies (Amendment) Act, purchases or acquisitions of Shares by UOB may be made out of UOB's capital or profits.

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of profits, such consideration will correspondingly reduce the amount available for the distribution of dividends by UOB.

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of dividends by UOB will not be reduced.

3.8.2 ***Number of Shares Acquired or Purchased***

For illustrative purpose only, based on the existing issued and paid-up ordinary share capital of UOB as at the Latest Practicable Date, the purchase by UOB of the maximum limit of five per cent. of its issued Shares will result in the purchase or acquisition of 76,664,281 Shares.

3.8.3 ***Maximum Price Paid for Shares Acquired or Purchased***

Assuming that UOB purchases or acquires the 76,664,281 Shares at the Maximum Price, the maximum amount of funds required is approximately:

(a) in the case of Market Purchases of Shares, S$1,242,727,995 based on S$16.21 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date); and

(b) in the case of Off-Market Purchases of Shares, S$1,301,759,491 based on S$16.98 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date).

3.8.4 ***Illustrative Financial Effects***

For illustrative purposes only, on the basis of the assumptions set out in paragraphs 3.8.2 and 3.8.3 as well as the following:

(i) the Share Purchase Mandate had been effective on 1 January 2005 and UOB had purchased 76,664,281 Shares (representing five per cent. of the Shares in issue as at the Latest Practicable Date) on 1 January 2005;

(ii) 301,000 Shares which are issued pursuant to the exercise of Share Options between 31 December 2005 and the Latest Practicable Date had been issued on 1 January 2005;

(iii) no issuance of Shares from the exercise of Share Options after the Latest Practicable Date; and

(iv) the purchase consideration is funded by UOB from excess funds hitherto deployed in the interbank market with an effective yield of 3.38 per cent. before tax, being the interbank one-month offer rate as at 24 March 2006, and the tax rate is assumed to be 20 per cent.,

the financial effects on the audited financial accounts of UOB and the Group for the financial year ended 31 December 2005 are set out below:

Market Purchases

	Group		Company	
As at 31 December 2005	**Before Share Purchases**	**After Share Purchases[1]**	**Before Share Purchases**	**After Share Purchases[1]**
Total Shareholders' Equity (S$'000)	14,928,662	13,652,331	12,481,769	11,205,438
Number of issued and paid-up Shares ('000)	1,537,843	1,461,179	1,537,843	1,461,179
Weighted average number of issued and paid-up Shares ('000)	1,537,300	1,460,636	1,537,300	1,460,636
Net profit attributable to Shareholders (S$'000)	1,709,206	1,675,603	1,850,537	1,816,934
<u>**Financial Ratios**</u>				
NTA per Share (S$)	6.92	6.41	6.05	5.49
Earnings per Share-Basic (S$)	1.11	1.15	1.20	1.24
ROE (%)	12.4	13.4	15.6	17.2

The Group's Capital Adequacy Ratio before and after the share purchases is 16.1% and 14.8% respectively.

Note:

[1] The disclosed financial effects remain the same irrespective of whether:

(a) the purchase of Shares are effected out of capital or profits; or

(b) the purchase of Shares are held in treasury or cancelled.

Off-Market Purchases

As at 31 December 2005	Group		Company	
	Before Share Purchases	After Share Purchases[1]	Before Share Purchases	After Share Purchases[1]
Total Shareholders' Equity (S$'000)	14,928,662	13,591,703	12,481,769	11,144,810
Number of issued and paid-up Shares ('000)	1,537,843	1,461,179	1,537,843	1,461,179
Weighted average number of issued and paid-up Shares ('000)	1,537,300	1,460,636	1,537,300	1,460,636
Net profit attributable to Shareholders (S$'000)	1,709,206	1,674,006	1,850,537	1,815,337
Financial Ratios				
NTA per Share (S$)	6.92	6.37	6.05	5.45
Earnings per Share-Basic (S$)	1.11	1.15	1.20	1.24
ROE (%)	12.4	13.5	15.6	17.3

The Group's Capital Adequacy Ratio before and after the share purchases is 16.1% and 14.7% respectively.

Note:

[1] The disclosed financial effects remain the same irrespective of whether:
(a) the purchase of Shares are effected out of capital or profits; or
(b) the purchase of Shares are held in treasury or cancelled.

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise UOB to purchase or acquire up to five per cent. of the issued Shares, UOB may not necessarily purchase or acquire or be able to purchase or acquire the entire five per cent. of the issued Shares. In addition, UOB may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

UOB will take into account both financial and non-financial factors (for example, stock market conditions and the performance of the Shares) in assessing the relative impact of a purchase or acquisition of Shares before execution.

3.9 **Details of Share Buy Backs in the last 12 months.** As at the Latest Practicable Date, UOB had purchased an aggregate of 4,858,000 Shares representing 0.32 per cent. of the issued ordinary share capital of UOB as at the Latest Practicable Date by way of Market Purchases pursuant to the Share Purchase Mandate approved by the Shareholders at the 2005 EGM. The highest and lowest price was S$15.10 and S$14.60 per Share respectively. The total consideration paid for all of the purchases was approximately S$72.1 million.

3.10 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least ten per cent. of equity securities (excluding preference shares and convertible equity securities) must be held by public shareholders. The "public", as defined in the Listing Manual, are persons other than the directors, chief executive officer, substantial shareholders or controlling shareholders of a listed company and its subsidiaries, as well as associates (as defined in the Listing Manual) of such persons. As at the Latest Practicable Date, approximately 77.0 per cent. of the issued Shares are held by public shareholders. Assuming UOB had purchased or acquired Shares from the public up to the full five per cent. limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date and none of these Shares had been held as treasury shares, approximately 76.0 per cent. of the issued Shares would have been held by public shareholders as at that date.

Accordingly, UOB is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit UOB to undertake purchases or acquisitions of its Shares through Market Purchases up to the full five per cent. limit pursuant to the Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, and that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity.

3.11 **Shareholding Limits.** The Banking Act provides, *inter alia*, that, on or after the appointed day (defined in the Banking Act to mean 18 July 2001, being the date of the commencement of the Banking (Amendment) Act 2001):

(a) no person shall enter into any agreement or arrangement, whether oral or in writing and whether express or implied, to act together with any person with respect to the acquisition, holding or disposal of, or the exercise of rights in relation to, their interests in voting shares of an aggregate of five per cent. or more of the total votes attached to all voting shares in a designated financial institution, without first obtaining the approval of the Minister designated for the purposes of the Banking Act (the "**Minister**") (the "**5% Limit**"); and

(b) no person shall be a 12% controller (as defined below) or a 20% controller (as defined below) of a designated financial institution without first obtaining the approval of the Minister.

For the purposes of the Banking Act:

"**designated financial institution**" means (i) a bank incorporated in Singapore; or (ii) a financial holding company;

"**12% controller**" means a person, not being a 20% controller, who alone or together with his associates, (i) holds not less than 12% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 12% in the designated financial institution; and

"**20% controller**" means a person who, alone or together with his associates, (i) holds not less than 20% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 20% in the designated financial institution.

The shareholding percentage of a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued capital of UOB immediately following any purchase or acquisition of Shares will increase should UOB cancel the Shares purchased or acquired by UOB. Similarly, the percentage voting rights of a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued capital of UOB immediately following any purchase or acquisition of Shares will increase should UOB hold in treasury the Shares purchased or acquired by UOB.

UOB wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Shares by UOB pursuant to the Share Purchase Mandate, if the proposed renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY UOB MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON TO REACH OR EXCEED THE 5% LIMIT OR CAUSE ANY PERSON TO BECOME A 12% CONTROLLER OR A 20% CONTROLLER.

Shareholders whose shareholdings are close to the limits set out in the Banking Act **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Shares representing the number of Shares which they may hold in excess of any of such limits, as a consequence of a purchase or acquisition of Shares by UOB. Shareholders who are in doubt as to the action that they should take should consult their professional advisers at the earliest opportunity.

3.12 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by UOB of its Shares are set out below.

3.12.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by UOB of its Shares, the proportionate interest in the voting capital of UOB of Shareholders and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of UOB and become obliged to make an offer under Rule 14 of the Take-over Code.

3.12.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv); and

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by UOB are set out in Appendix 2 of the Take-over Code.

3.12.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or in the event that such Directors and their concert parties hold between 30 per cent. and 50 per cent. of UOB's voting rights, if the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30 per cent. or more, or, if such Shareholder holds between 30 per cent. and 50 per cent. of UOB's voting rights, if the voting rights of such Shareholder would increase by more than one per cent. in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by UOB should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

4. THE PROPOSED AUTHORITY FOR THE ISSUANCE OF CLASS D, E AND F PREFERENCE SHARES

4.1 **Class D, E and F Preference Shares.** UOB is proposing to incorporate the terms of the Class D, Class E and Class F Preference Shares in the Articles, so that UOB may have the flexibility to undertake fund raising exercises through the issue of such preference shares with a minimum of delay and help it take advantage of favourable market conditions or business opportunities quickly. Any issue of the Class D, Class E or Class F Preference Shares, as the case may be, would strengthen UOB's capital base and help it to manage its capital structure more efficiently.

UOB has no immediate plans to issue any Class D, Class E or Class F Preference Shares. In the event that UOB proposes to issue any Class D, Class E and/or Class F Preference Shares, an application with the terms of such issue will be submitted to the MAS for its consideration and approval for such preference shares to qualify as Tier 1 capital of UOB.

4.2 **Terms of Class D, E and F Preference Shares.** The terms of the Class D, Class E and Class F Preference Shares are set out in new Articles 7D, 7E and 7F of the Articles which are respectively set out in the Appendix to this Circular. The Class D Preference Shares, Class E Preference Shares and Class F Preference Shares will rank *pari passu* in all respects with the other classes of preference shares in the capital of UOB.

A summary of the principal terms of the Class D, Class E and Class F Preference Shares is as follows:

Term	Class D Preference Shares	Class E Preference Shares	Class F Preference Shares
Denomination	S$	S$	US$
Liquidation Preference	S$100 (or such other amount as the Directors (or an authorised committee thereof) may determine)	S$100 (or such other amount as the Directors (or an authorised committee thereof) may determine)	US$100 (or such other amount as the Directors (or an authorised committee thereof) may determine)
Redemption Date	The Company may, at its option, redeem in whole, but not in part, the Class D Preference Shares:	The Company may, at its option, redeem in whole, but not in part, the Class E Preference Shares:	The Company may, at its option, redeem in whole, but not in part, the Class F Preference Shares:
	(i) on the date falling five years after such preference shares are issued;	(i) on the date falling five years after such preference shares are issued;	(i) on the date falling five years after such preference shares are issued;

Term	Class D Preference Shares	Class E Preference Shares	Class F Preference Shares
	(ii) on the date falling ten years after such preference shares are issued; and	(ii) on the date falling ten years after such preference shares are issued; and	(ii) on the date falling ten years after such preference shares are issued; and
	(iii) on each dividend payment date thereafter,	(iii) on each dividend payment date thereafter,	(iii) on each dividend payment date thereafter,
	in each case subject to the satisfaction of the Redemption Conditions (as defined in new Article 7D of the Articles) and to Singapore law.	in each case subject to the satisfaction of the Redemption Conditions (as defined in new Article 7E of the Articles) and to Singapore law.	in each case subject to the satisfaction of the Redemption Conditions (as defined in new Article 7F of the Articles) and to Singapore law.
Dividend	Non-cumulative, fixed rate until the dividend re-set date and floating rate thereafter, such dividend re-set date being the twentieth dividend date falling after the date the Class D Preference Shares are issued or such other date (being a date no earlier than the twentieth dividend date falling after the date of issue of the Class D Preference Shares) as the Directors (or an authorised Committee thereof) may determine. The determination of the floating rate in respect of the Class D Preference Shares will be done in the manner described in the new Article 7D of the Articles.	Non-cumulative, fixed rate throughout.	Non-cumulative, fixed rate until the dividend re-set date and floating rate thereafter, such dividend re-set date being the twentieth dividend date falling after the date the Class F Preference Shares are issued or such other date (being a date no earlier than the twentieth dividend date falling after the date of issue of the Class F Preference Shares) as the Directors (or an authorised Committee thereof) may determine. The determination of the floating rate in respect of the Class F Preference Shares will be done in the manner described in the new Article 7F of the Articles.

4.3 **Issue of Class D, E or F Preference Shares.** There can be no assurance that UOB will undertake the issue of any Class D, Class E or Class F Preference Shares or as to when any issue of Class D, Class E or Class F Preference Shares, as the case may be, will be undertaken. Any issue of Class D, Class E or Class F Preference Shares, as the case may be, is subject to market conditions, UOB's capital position and requirements and any applicable regulatory approvals at the relevant time. If and when UOB decides to issue any Class D, Class E and/or Class F Preference Shares, as the case may be, it will make the appropriate announcement at the relevant time.

4.4 **Authority to Issue Class D, E or F Preference Shares.** It is proposed, in Resolution 3, that the Directors be given a mandate (the "**Preference Share Issue Mandate**") to issue the Class D, Class E and/or Class F Preference Shares and/or to make or grant offers, agreements or options that might or would require the Class D, Class E and/or Class F Preference Shares to be issued and (notwithstanding that the authority so conferred may have ceased to be in force) issue Class D, Class E and/or Class F Preference Shares in pursuance of any offers, agreements or options made or granted by the Directors while the authority was in force.

The Preference Share Issue Mandate will take effect from the passing of Resolution 3, and will continue in force until the next Annual General Meeting of UOB. It is intended that the Preference Share Issue Mandate be placed before Shareholders for renewal at each subsequent Annual General Meeting of UOB.

5. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

5.1 **Directors.** As at the Latest Practicable Date, the interests of the Directors in the Shares and Share Options as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				
Director	Shares Registered in the Name of Directors	%[1]	Shares in which Directors are Deemed to have an Interest	%[1]	Number of new Shares comprised in outstanding Share Options granted pursuant to UOB Share Option Scheme
Wee Cho Yaw	16,390,248	1.07	245,208,142	15.99	–
Wee Ee Cheong	2,794,899	0.18	146,085,251	9.53	–
Ngiam Tong Dow	–	–	8,600	–	–
Prof Cham Tao Soon	–	–	9,775	–	–
Wong Meng Meng	–	–	–	–	–
Philip Yeo Liat Kok	–	–	–	–	–
Tan Kok Quan	–	–	74,475	–	–
Prof Lim Pin	–	–	–	–	–
Ng Boon Yew	–	–	5,280	–	–
Michael Lien Jown Leam	–	–	–	–	–

[1] Based on 1,533,285,625 issued shares in the capital of UOB as at the Latest Practicable Date.

5.2 **Substantial Shareholders.** As at the Latest Practicable Date, the interests of the substantial shareholders of UOB as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
	Shareholdings Registered in the name of a Substantial Shareholder		Other shareholdings in which a Substantial Shareholder is deemed to have an interest		Total Interest	
Substantial Shareholder	No. of Shares	%[1]	No. of Shares	%[1]	No of Shares	%[1]
Estate of Lien Ying Chow (deceased)	316,516	0.02	84,388,554[2]	5.50	84,705,070	5.52
Lien Ying Chow (Pte) Ltd	–	–	84,288,771[2]	5.50	84,288,771	5.50
Wah Hin & Company Pte Ltd	81,221,771	5.30	3,067,000[3]	0.20	84,288,771	5.50
Sandstone Capital Pte Ltd	–	–	84,288,771[4]	5.50	84,288,771	5.50
Wee Cho Yaw	16,390,248	1.07	242,459,557[5]	15.81	258,849,805	16.88
Wee Ee Cheong	2,794,899	0.18	146,051,011[5]	9.53	148,845,910	9.71
Wee Ee Chao	141,164	0.01	115,802,696[5]	7.55	115,943,860	7.56
Wee Ee Lim	1,606,834	0.11	146,033,758[5]	9.52	147,640,592	9.63
Wee Investments Pte Ltd	110,909,021	7.23	2,071,021	0.14	112,980,042	7.37

1 Based on 1,533,285,625 issued shares in the capital of UOB as at the Latest Practicable Date.

2 Estate of Lien Ying Chow (deceased) and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in 84,288,771 Shares in which Wah Hin & Company Pte Ltd has an interest.

3 This deemed interest in 3,067,000 Shares arises through Sandstone Capital Pte Ltd (as referred to in note 4(a) below).

4 This deemed interest in 84,288,771 Shares comprises:

(a) deemed interest in 3,067,000 Shares registered in the name of Citibank Nominees Singapore Pte Ltd, of which Sandstone Capital Pte Ltd is the beneficiary; and
(b) deemed interest in 81,221,771 Shares held by Wah Hin & Company Pte Ltd.

5 Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Pte Ltd's total direct and deemed interests of 112,980,042 Shares.

6. DIRECTORS' RECOMMENDATION

6.1 **The Proposed Alterations to the Articles.** The Directors are of the opinion that the proposed alterations to the Articles are in the best interest of UOB. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Special Resolution relating to the alterations to the Articles to be proposed at the EGM.

6.2 **The Proposed Renewal of Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interest of UOB. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the Share Purchase Mandate to be proposed at the EGM.

6.3 **The Proposed Preference Share Issue Mandate.** The Directors are of the opinion that the proposed Preference Share Issue Mandate is in the best interest of UOB. Accordingly, they recommend that Shareholders vote in favour of Resolution 3, being the Ordinary Resolution relating to the Preference Share Issue Mandate to be proposed at the EGM.

7. EXTRAORDINARY GENERAL MEETING

7.1 **EGM.** The EGM, notice of which is set out on pages 100 to 102, will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 27 April 2006 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fourth Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the resolutions set out in the Notice of EGM.

7.2 **Depositor.** If you are a Depositor, you shall not be entitled to attend and vote at the EGM unless you are shown to have Shares entered against your name in the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by CDP to UOB.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

There is enclosed with this Circular a notice of EGM and a Proxy Form. If any Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, such Shareholder should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the Company's office at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not later than 48 hours before the time fixed for the EGM. Completing and returning a Proxy Form does not preclude the Shareholder from attending and voting in person at the EGM in place of his proxy.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in the Circular misleading.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the office of the Company Secretary of UOB at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of UOB;

(b) the annual report of UOB for the financial year ended 31 December 2005; and

(c) the 2005 Circular.

Yours faithfully,
For and on behalf of
the Board of Directors
UNITED OVERSEAS BANK LIMITED

Wee Cho Yaw
Chairman & Chief Executive Officer

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and, where appropriate, the full text of the Articles proposed to be altered has also been reproduced.

Existing Article 2

2. *In these presents, unless inconsistent with the subject or context, the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof.* *Interpretation.*

Words	***Meanings***
The Company	*UNITED OVERSEAS BANK LIMITED.*
The Act	*The Companies Act (Cap. 50) and every other statute for the time being in force concerning companies in Singapore and affecting the Company and including any statutory modification, amendment or re-enactment thereof for the time being in force.*
These presents	*These Articles of Association, as originally framed, or as from time to time to time altered by Special Resolution.*
Directors	*The Directors for the time being of the Company.*
Members	*Any registered holders of shares in the Company.*
Office	*The registered office of the Company.*
Seal	*The Common Seal of the Company.*
Month	*Calendar month.*
Year	*Calendar year.*
In writing	*Written or produced by any substitute for writing, or partly one and partly another.*
Dividend	*Dividend and/or bonus.*
Paid	*Paid or credited as paid.*

The expressions "debenture" and "debenture holder" shall include "debenture stock" and "debenture stock holder", and the expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary. The expressions "Depositor", "Depository", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in the Act.

References in these presents to "shareholder" or "holders" of the shares or a class of shares shall:-

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these Articles; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares,

and "holding" and "held" shall be construed accordingly.

Save as aforesaid, any words or expressions defined in the Act shall, if not inconsistent with subject or context, bear the same meaning in these presents.

The marginal notes are inserted for convenience only and shall not affect the construction of these presents.

Proposed Alterations to Article 2

By deleting Article 2 in its entirety and substituting therefor the following:

2. In these presents unless inconsistent with the subject or context, the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof. Interpretation.

Words	Meanings
Directors	The Directors for the time being of the Company.
Dividend	Dividend and/or bonus.
In writing	Written or produced by any substitute for writing, or partly one and partly another.
Members	Any registered holders of shares in the Company.
Month	Calendar month.
Office	The registered office of the Company.
Paid	Paid or credited as paid.
Seal	The Common Seal of the Company.
Statutes	**The Act and every other act or statute for the time being in force concerning companies and affecting the Company.**
The Act	The Companies Act (Cap. 50) and every other statute for the time being in force concerning companies in Singapore and affecting the Company and including any statutory modification, amendment or re-enactment thereof for the time being in force.
The Company	UNITED OVERSEAS BANK LIMITED.

These presents	These Articles of Association, as originally framed, or as from time to time to time altered by Special Resolution.
Year	Calendar year.

The expressions "debenture" and "debenture holder" shall include "debenture stock" and "debenture stock holder", and the expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary.The expressions "Depositor", "Depository", "Depository Agent", ~~and~~ "Depository Register" **and "treasury shares"** shall have the meanings ascribed to them respectively in the Act.

References in these presents to "shareholder" or "holders" of the shares or a class of shares shall:-

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these ~~Articles~~ **presents**;

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares~~,~~**; and**

(c) except where otherwise expressly provided in these presents, exclude the Company in relation to shares held by it as treasury shares,

and "holding" and "held" shall be construed accordingly.

References in these presents to "member" shall, where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Any reference in these presents to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Save as aforesaid, any words or expressions defined in the Act shall, if not inconsistent with subject or context, bear the same meaning in these presents.

The **headnotes and** marginal notes are inserted for convenience only and shall not affect the construction of these presents.

<u>Existing Article 3</u>

3. The authorised share capital of the Company is S$3,000,002,000, US$200 and EUR400 divided into: *Authorised capital.*

(1) 3,000,000,000 ordinary shares of S$1.00 each;

(2) 20,000 non-cumulative non-convertible Class A preference shares of US$0.01 each;

(3) *200,000 non-cumulative non-convertible Class B preference shares of S$0.01 each; and*

(4) *40,000 non-cumulative non-convertible Class C preference shares of EUR0.01 each.*

Proposed Alterations to Article 3

By deleting Article 3 in its entirety.

Existing Article 4

Purchase of Company's shares.

4. *The Company may, subject to and in accordance with the Act, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share which is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.*

Proposed Alterations to Article 4

By deleting Article 4 in its entirety and substituting therefor the following:

Purchase of Company's shares.

4. The Company may, subject to and in accordance with the Act, purchase or otherwise acquire ~~shares in the~~ **its** issued shares ~~capital~~ ~~of the Company~~ on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share which is so purchased or acquired by the Company shall**, unless held in treasury in accordance with the Act,** be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may **hold or** deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

Existing Article 5

No allotment unless minimum subscription received.

5. (1) *No allotment shall be made of any shares of the Company offered to the public unless the minimum subscription has been subscribed and the sum payable on application for the shares so subscribed has been received by the Company and the Company shall comply with the provisions of the Act.*

(2) *The minimum subscription shall be calculated on the nominal value of each share, and where the shares are issued at a premium, on the nominal value of, and the amount of the premium payable on each share; and reckoned exclusively of any amount payable otherwise than in cash.*

(3) *The amount payable on application on each share offered to the public shall not be less than five (5) percentum of the nominal amount of the share.*

Proposed Alterations to Article 5

By deleting Article 5 in its entirety and substituting therefor the following:

5. (1) No allotment shall be made of any shares of the Company offered to the public unless ~~the minimum subscription has been subscribed and~~ the sum payable on application for the shares so subscribed has been received by the Company and the Company shall comply with the provisions of the Act.

No allotment unless ~~minimum subscription~~ **sum payable for shares received.**

~~(2) The minimum subscription shall be calculated on the nominal value of each share, and where the shares are issued at a premium, on the nominal value of, and the amount of the premium payable on each share; and reckoned exclusively of any amount payable otherwise than in cash.~~

~~(3) The amount payable on application on each share offered to the public shall not be less than five (5) percentum of the nominal amount of the share.~~

New Article 7D

New Article 7D shall be inserted immediately after Article 7C as follows:

7D. Class D Preference Shares

The Class D Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Liquidation Preference

Each Class D Preference Share shall have a liquidation preference of S$100 (or such other amount as the Board of Directors of the Company (or an authorised committee thereof) ("**Board**") may determine in its absolute discretion on or prior to the date of issue of the Class D Preference Shares) ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends.** Subject to **Articles 7D(2)(d)**, **(f)** and **(g)** below, the Class D Preference Shares shall entitle the holder thereof (each, a "**Class D Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof calculated on the bases set out in **Articles 7D(2)(b)** and **(c)** below. The Dividend shall be payable:

(i) semi-annually in arrear on 15 March and 15 September in each year up to and including the Dividend Re-Set Date (as defined below); and

(ii) thereafter quarterly in arrear on 15 March, 15 June, 15 September and 15 December in each year (each such date, and each of the dates in **Article 7D(2)(a)(i)** above, a "**Dividend Date**", provided that if any such date in this **Article 7D(2)(a)(ii)** is not a Business Day (as defined below), such Dividend Date shall be the next following day that is a Business Day),

in each case when, as and if declared by the Board.

The first Dividend Date shall:

(aa) if the date ("**Issue Date**") on which the Class D Preference Shares are first allotted and issued falls before 15 March in any calendar year, be on 15 March in that calendar year;

(bb) if the Issue Date falls **(I)** on or after 15 March in any calendar year and **(II)** before 15 September in the same calendar year, be on 15 September in that calendar year; and

(cc) if the Issue Date falls on or after 15 September in any calendar year, be on 15 March in the next calendar year.

If any Dividend Date in **Article 7D(2)(a)(i)** above would otherwise fall on a day which is not a Business Day, payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day.

No Class D Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7D(2)(d)**, **(f)** and **(g)** below. Accordingly, such amount shall not accumulate for the benefit of the Class D Preference Shareholders or entitle the Class D Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks are open for business in Singapore.

"**Dividend Re-Set Date**" shall be the twentieth Dividend Date falling after the Issue Date or such other date (being a date no earlier than the twentieth Dividend Date falling after the Issue Date) as the Board may determine in its absolute discretion on or prior to the Issue Date.

(b) **Fixed Dividend Rate.** Each Class D Preference Share in issue on or prior to the Dividend Re-Set Date shall, subject to **Article 7D(2)(a)** above, entitle the holder thereof to receive for each Dividend Period (as defined below) ending on or prior to the Dividend Re-Set Date, Dividends (when, as and if declared by the Board) payable in Singapore dollars at a fixed rate per annum of not less than two per cent. and not more than 25 per cent. as the Board may determine in its absolute discretion on or prior to the Issue Date, of the Liquidation Preference thereof, calculated on the basis of the actual number of days in the relevant period divided by 365.

"**Dividend Period**" means the period from, and including, the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date.

(c) **Floating Dividend Rate.** Each Class D Preference Share in issue after the Dividend Re-Set Date shall entitle the holder thereof to receive on each Dividend Date falling after the Dividend Re-Set Date, Dividends (when, as and if declared by the Board) payable in Singapore dollars at a floating rate per annum equal to:

(i) the three-month SGD Swap Offer Rate (as defined below) in effect for the relevant Dividend Period; plus

(ii) a margin of not less than 0.5 per cent. and not more than 10 per cent. as the Board may determine in its absolute discretion on or prior to the Issue Date and in compliance with the published capital adequacy requirements of the Monetary Authority of Singapore ("**MAS**") applicable to the Company at the relevant time,

of the Liquidation Preference thereof, calculated on the basis of the actual number of days in the relevant period divided by 365.

Any determination by the Calculation Agent (as defined below) under this **Article 7D** shall be final and conclusive absent manifest error.

"**Calculation Agent**" means such entity for the time being appointed as calculation agent for the purposes of this **Article 7D** by the Board.

"**three-month SGD Swap Offer Rate**" means, in respect of any Dividend Period, the rate determined by the Calculation Agent which appears under the caption "ASSOCIATION OF BANKS IN SINGAPORE - SIBOR AND SWAP OFFER RATES - RATES AT 11.00 A.M. SINGAPORE TIME" and the row headed "SGD" on Moneyline Telerate Service Page 50157 (or such other page as may replace Moneyline Telerate Service Page 50157 for the purpose of displaying Singapore swap offer rates of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date (as defined below); *provided that*, if at such time, no such rate is quoted on Moneyline Telerate Service Page 50157 (or such other replacement page as aforesaid) or Moneyline Telerate Service Page 50157 (or such other replacement page as aforesaid) is unavailable for any reason, "**three-month SGD Swap Offer Rate**" means the "**Average Swap Rate**" (which shall be rounded up, if necessary, to the nearest four decimal places) for such Dividend Period determined by the Calculation Agent in accordance with the following formula:

In the case of Premium:

$$\text{Average Swap Rate} = \left[\frac{365}{360} \times \text{SIBOR}\right] + \frac{(\text{Premium} \times 36500)}{(\text{T} \times \text{Spot Rate})} + \left[\frac{(\text{SIBOR} \times \text{Premium})}{(\text{Spot Rate})} \times \frac{365}{360}\right]$$

In the case of Discount:

$$\text{Average Swap Rate} = \left[\frac{365}{360} \times \text{SIBOR} \right] - \frac{(\text{Discount} \times 36500)}{(\text{T} \times \text{Spot Rate})} - \left[\frac{(\text{SIBOR} \times \text{Discount})}{(\text{Spot Rate})} \times \frac{365}{360} \right]$$

where:

"SIBOR" = the rate which appears under the caption "SINGAPORE INTERBANK OFFER RATES (US$)" and the column headed "FIXINGS" on Moneyline Telerate Service Page 50163 to 50164 (or such other page as may replace Moneyline Telerate Service Page 50163 to 50164 for the purpose of displaying Singapore inter-bank United States dollar offered rates of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date for a period equal to the duration of the Dividend Period concerned;

"Spot Rate" = the rate (determined by the Calculation Agent) to be the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by the Reference Banks (as defined below) and which appear under the caption "ASSOCIATION OF BANKS IN SINGAPORE - SGD SPOT AND SWAP OFFER RATES AT 11.00 A.M. SINGAPORE" and the column headed "SPOT" on Moneyline Telerate Service Page 50168 (or such other page as may replace Moneyline Telerate Service Page 50168 for the purpose of displaying the spot rates and swap points of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;

"Premium or Discount" = the rate (determined by the Calculation Agent) to be the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates for a Premium or Discount quoted by the Reference Banks which appear under the caption "ASSOCIATION OF BANKS IN SINGAPORE - SGD SPOT AND SWAP OFFER RATES AT 11.00 A.M. SINGAPORE" on Moneyline Telerate Service Page 50168 (or such other replacement page as aforesaid) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date for a period equal to the duration of the Dividend Period concerned; and

"T" = the number of days in the Dividend Period concerned.

If on any SOR Determination Date any one of the components for the purposes of calculating the Average Swap Rate above is not quoted on the relevant Moneyline Telerate Service Page (or such other replacement page as aforesaid) or the relevant Moneyline Telerate Service Page (or such other replacement page as aforesaid) is unavailable for any reason, the Calculation Agent shall request the principal Singapore offices of the Reference Banks to provide the Calculation Agent with quotations of their Swap Rates (as defined below) for the Dividend Period concerned at or about 11.00 a.m., Singapore time, on such SOR Determination Date and the Average Swap Rate for such Dividend Period shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the Swap Rates quoted by the Reference Banks to the Calculation Agent. The "**Swap Rate**" of a Reference Bank means the rate at which that Reference Bank can generate Singapore dollars for the Dividend Period concerned in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date and shall be determined as follows:

In the case of Premium:

$$\text{Swap Rate} = \left[\frac{365}{360} \times \text{SIBOR}\right] + \frac{(\text{Premium} \times 36500)}{(\text{T} \times \text{Spot Rate})} + \left[\frac{(\text{SIBOR} \times \text{Premium})}{(\text{Spot Rate})} \times \frac{365}{360}\right]$$

In the case of Discount:

$$\text{Swap Rate} = \left[\frac{365}{360} \times \text{SIBOR}\right] - \frac{(\text{Discount} \times 36500)}{(\text{T} \times \text{Spot Rate})} - \left[\frac{(\text{SIBOR} \times \text{Discount})}{(\text{Spot Rate})} \times \frac{365}{360}\right]$$

where:

"SIBOR" = the rate per annum at which United States dollar deposits for a period equal to the duration of the Dividend Period concerned are being offered by that Reference Bank to prime banks in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;

"Spot Rate" = the rate at which that Reference Bank sells United States dollars spot in exchange for Singapore dollars in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;

"Premium" = the premium that would have been paid by that Reference Bank in buying United States dollars forward in exchange for Singapore dollars on the last day of the Dividend Period concerned in the Singapore inter-bank market;

"Discount" = the discount that would have been received by that Reference Bank in buying United States dollars forward in exchange for Singapore dollars on the last day of the Dividend Period concerned in the Singapore inter-bank market; and

"T" = the number of days in the Dividend Period concerned.

If on any SOR Determination Date one only or none of the Reference Banks provides the Calculation Agent with quotations of their Swap Rate(s), the Average Swap Rate shall be determined by the Calculation Agent to be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by the Reference Banks or those of them (being at least two in number) to the Calculation Agent at or about 11.00 a.m., Singapore time, on such SOR Determination Date as being their cost (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on them by any relevant authority or authorities) of funding, for the relevant Dividend Period, an amount equal to the aggregate Liquidation Preference for such Dividend Period by whatever means they determine to be most appropriate, or if on such SOR Determination Date one only or none of the Reference Banks provides the Calculation Agent with such quotation, the Average Swap Rate for the relevant Dividend Period shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the prime lending rates for Singapore dollars quoted by the Reference Banks at or about 11.00 a.m., Singapore time, on such SOR Determination Date.

"SOR Determination Date" means, with respect to any Dividend Period, the day falling two Business Days prior to the first day of that Dividend Period.

"Reference Banks" means three major banks in Singapore selected by the Calculation Agent.

(d) **Dividends at Board's Discretion.** Any decision regarding the declaration or payment of any Dividend on the Class D Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any

part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7D** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(e) **Ranking**. The Class D Preference Shares shall rank as regards participation in profits *pari passu* with all other shares of the Company to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares.The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class D Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class D Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class D Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class D Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class D Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7D(5)** below.

"**Parity Obligations**" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the

Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares.

(f) **Dividend Restrictions.** Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7D**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the MAS from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class D Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date (as defined below).

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class D Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to that Dividend Date.

(g) **Dividend Limitation Notice.** Without prejudice to the discretion of the Board under **Article 7D(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company shall give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class D Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date.The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class D Preference Shareholder except that where the Class D Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class D Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class D Preference Shares are listed on Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of the SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7D(10)(b)** below.

(h) ***Pro Rata* Dividend Payment.** If, whether by reason of the provisions of **Article 7D(2)(f)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend which has been declared is not paid in full on the Class D Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class D Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend, if the Company shall have declared and paid dividends or other distributions on any Parity Obligations during the Company's then-current fiscal year.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(i) **Payments; No Further Rights to Participate in Profits.** Payments of Dividends shall, if due and payable under this **Article 7D**, be made to the Class D Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7D**, the Class D Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(j) **Dividend Stopper.** In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class D Preference

Shares (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem, any Parity Obligations (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any Parity Obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class D Preference Shareholders).

(k) **Prescription.** Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class D Preference Share shall bear interest against the Company.

(l) **Net Dividends.** For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7D** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class D Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class D Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class D Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class D Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class D Preference Share.

"**Transition Period**" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) Liquidation Distributions

(a) **Rights Upon Liquidation.** In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class D Preference Shares, the Class D Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class D Preference Shares.

On such a dissolution or winding up, each Class D Preference Share shall be entitled to receive in Singapore dollars an amount equal to the Liquidation Distribution.

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7D(2)(f)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividend (whether or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class D Preference Shares.

(b) ***Pro Rata* Liquidation Distribution.** If, upon any such dissolution or winding up of the Company, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions on any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class D Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets.** Save as set out in this **Article 7D**, the Class D Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) **Redemption**

(a) **Optional Redemption.** The Company may, at its option, redeem in whole, but not in part, the Class D Preference Shares for the time being issued and outstanding:

(i) on the date falling five years after the Issue Date;

(ii) on the date falling 10 years after the Issue Date; and

(iii) on each Dividend Date thereafter (that is, after the date falling 10 years after the Issue Date),

in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means that:

(aa) the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(bb) the Distributable Reserves of the Company and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class D Preference Shares.

(b) **Merger Event Redemption.** In the event the Class D Preference Shares are issued for the purpose of a merger with, or acquisition by, the Company and such merger or acquisition is aborted by the Company in its absolute discretion, then the Company may redeem, in whole but not in part, the Class D Preference Shares for the time being issued and outstanding, subject to the satisfaction of the Redemption Conditions and to Singapore law.

(c) **Tax Event Redemption.** If at any time a Tax Event (as defined below) has occurred and is continuing, then the Class D Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7D(4)(f)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7D**.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class D Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class D Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(d) **Special Event Redemption.** If at any time a Special Event (as defined below) has occurred and is continuing, then the Class D Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7D**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class D Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(e) **Cash Redemption.** Any redemption of the Class D Preference Shares shall be made in cash.

(f) **Redemption Notice.** If the Class D Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class D Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class D Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class D Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class D Preference Shares are listed on the SGX-ST and the rules of the SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7D(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class D Preference Shares to be redeemed on the Redemption Date;

(iii) the Redemption Amount (as defined below); and

(iv) the place or places where the Class D Preference Shareholders may surrender share certificates (if applicable) in respect of the Class D Preference Shares and obtain payment of the Redemption Amount.

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(g) **Redemption Amount.** The cash amount ("**Redemption Amount**") payable on redemption is an amount equal to the Liquidation Preference, together with, subject to the restrictions in **Article 7D(2)(f)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption. Any such redemption shall not prejudice the rights of the holder of the Class D Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

(h) **Payments.** Payments in respect of the amount due on redemption of a Class D Preference Share shall be made by cheque or such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate (if applicable) in respect of the relevant Class D Preference Shares at the place or one of the places specified in the Redemption Notice.

(i) **Discharge.** A receipt given by the holder for the time being of any Class D Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class D Preference Share shall constitute an absolute discharge to the Company.

(5) **Voting**

(a) **General.** Except as provided in this **Article 7D(5)**, the Class D Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings.** The Class D Preference Shareholders shall be entitled to attend class meetings of the Class D Preference Shareholders. Every Class D Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class D Preference Share of which he is the holder.

(c) **General Meetings.** If Dividends with respect to the Class D Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class D Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class D Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class D Preference Shareholders). Every Class D Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class D Preference Share of which he is the holder.

(6) **Purchases**

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class D Preference Shares. No repurchase of any Class D Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) **Taxation**

All payments in respect of the Class D Preference Shares shall be made after deducting or withholding all amounts for or on account of any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of Singapore or any authority thereof or therein having power to tax and which are required by applicable law to be deducted or withheld.

The Company shall not pay any additional amounts in respect of any such deduction or withholding from payments in respect of the Class D Preference Shares for or on account of any such present or future taxes, duties, assessments or governmental charges.

No payment in respect of the Class D Preference Shares shall be made by the Company to any Class D Preference Shareholder without deduction or withholding for or on account of any such present or future taxes, duties, assessments or governmental charges unless such Class D Preference Shareholder shall have provided a statutory declaration or other evidence satisfactory to the Company that the beneficial owner of such payment:

(a) is a resident in Singapore for tax purposes; or

(b) is otherwise entitled to receive such payment free of any such deduction or withholding.

If requested by a Class D Preference Shareholder, the Company shall procure that such person shall be furnished with a certificate specifying the gross amount of such payment, the amount of tax deducted or withheld and the net amount of such payment.

For the avoidance of doubt, this **Article 7D(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7D(2)(l)** above).

(8) Variations of Rights and Further Issues

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class D Preference Shares by way of amendment of the **Articles** or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class D Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class D Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class D Preference Shareholders (the quorum at such class meeting to be such number of Class D Preference Shareholders holding or representing not less than two-thirds of the outstanding Class D Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not reduce the amounts payable to the Class D Preference Shareholders, impose any material obligation on the Class D Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares of the Company ranking *pari passu* with or junior to the Class D

Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class D Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class D Preference Shares in accordance with these **Articles**; and

(iv) no provision of the Class D Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class D Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class D Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class D Preference Shareholder in accordance with **Article 7D(10)** below. Each such notice shall include a statement setting forth **(aa)** the date, time and place of such meeting, **(bb)** a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and **(cc)** instructions for the delivery of proxies.

(9) Transfer of Preference Shares

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee.The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class D Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class D Preference Share (not being a fully paid Class D Preference Share); *provided that* where any Class D Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class D Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class D Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class D Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice.** Any notice or other document may be served by the Company upon any holder of the Class D Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication.** For so long as the Class D Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) Others

In the event of any conflict or inconsistency between the provisions of this **Article 7D** and the other provisions of these **Articles**, then the provisions of this **Article 7D** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class D Preference Shares.

<u>**New Article 7E**</u>

New Article 7E shall be inserted immediately after Article 7D as follows:

7E. Class E Preference Shares

The Class E Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Liquidation Preference

Each Class E Preference Share shall have a liquidation preference of S$100 (or such other amount as the Board of Directors of the Company (or an authorised committee thereof) ("**Board**") may determine in its absolute discretion on or prior to the date of issue of the Class E Preference Shares) ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends.** Subject to **Articles 7E(2)(c)**, **(e)** and **(f)** below, the Class E Preference Shares shall entitle the holder thereof (each, a "**Class E Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof

calculated on the basis set out in **Article 7E(2)(b)** below. The Dividend shall be payable semi-annually in arrear on 15 March and 15 September in each year (each such date, a "**Dividend Date**"), in each case when, as and if declared by the Board.

The first Dividend Date shall:

(i) if the date ("**Issue Date**") on which the Class E Preference Shares are first allotted and issued falls before 15 March in any calendar year, be on 15 March in that calendar year;

(ii) if the Issue Date falls **(I)** on or after 15 March in any calendar year and **(II)** before 15 September in the same calendar year, be on 15 September in that calendar year; and

(iii) if the Issue Date falls on or after 15 September in any calendar year, be on 15 March in the next calendar year.

If any Dividend Date would otherwise fall on a day which is not a Business Day (as defined below), payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day.

No Class E Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7E(2)(c)**, **(e)** and **(f)** below. Accordingly, such amount shall not accumulate for the benefit of the Class E Preference Shareholders or entitle the Class E Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks are open for business in Singapore.

(b) **Fixed Dividend Rate.** Each Class E Preference Share in issue shall entitle the holder thereof to receive for each Dividend Period (as defined below), Dividends (when, as and if declared by the Board) payable in Singapore dollars at a fixed rate per annum of not less than two per cent. and not more than 25 per cent. as the Board may determine in its absolute discretion on or prior to the Issue Date, of the Liquidation Preference thereof, calculated on the basis of the actual number of days in the relevant period divided by 365.

"**Dividend Period**" means the period from, and including, the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date.

(c) **Dividends at Board's Discretion.** Any decision regarding the declaration or payment of any Dividend on the Class E Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any

part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7E** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(d) **Ranking.** The Class E Preference Shares shall rank as regards participation in profits *pari passu* with all other shares of the Company to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares.The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class E Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class E Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class E Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class E Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class E Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7E(5)** below.

"**Parity Obligations**" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares.

(e) **Dividend Restrictions.** Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7E**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the Monetary Authority of Singapore ("**MAS**") from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class E Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date (as defined below).

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class E Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to that Dividend Date.

(f) **Dividend Limitation Notice.** Without prejudice to the discretion of the Board under **Article 7E(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company shall give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class E Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date. The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class E Preference Shareholder except that where the Class E Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class E Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class E Preference Shares are listed on Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of the SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7E(10)(b)** below.

(g) ***Pro Rata* Dividend Payment.** If, whether by reason of the provisions of **Article 7E(2)(e)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend which has been declared is not paid in full on the Class E Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class E Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend, if the Company shall have declared and paid dividends or other distributions on any Parity Obligations during the Company's then-current fiscal year.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(h) **Payments; No Further Rights to Participate in Profits.** Payments of Dividends shall, if due and payable under this **Article 7E**, be made to the Class E Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7E**, the Class E Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(i) **Dividend Stopper.** In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class E Preference Shares (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem, any Parity Obligations (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any Parity Obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class E Preference Shareholders).

(j) **Prescription.** Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class E Preference Share shall bear interest against the Company.

(k) **Net Dividends.** For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7E** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class E Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class E Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class E Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class E Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class E Preference Share.

"**Transition Period**" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) Liquidation Distributions

(a) **Rights Upon Liquidation.** In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class E Preference Shares, the Class E Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class E Preference Shares.

On such a dissolution or winding up, each Class E Preference Share shall be entitled to receive in Singapore dollars an amount equal to the Liquidation Distribution.

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7E(2)(e)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividend (whether or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class E Preference Shares.

(b) ***Pro Rata* Liquidation Distribution.** If, upon any such dissolution or winding up of the Company, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions on any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class E Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets.** Save as set out in this **Article 7E**, the Class E Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) Redemption

(a) **Optional Redemption.** The Company may, at its option, redeem in whole, but not in part, the Class E Preference Shares for the time being issued and outstanding:

(i) on the date falling five years after the Issue Date;

(ii) on the date falling 10 years after the Issue Date; and

(iii) on each Dividend Date thereafter (that is, after the date falling 10 years after the Issue Date),

in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means that:

(aa) the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(bb) the Distributable Reserves of the Company and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class E Preference Shares.

(b) **Merger Event Redemption.** In the event the Class E Preference Shares are issued for the purpose of a merger with, or acquisition by, the Company and such merger or acquisition is aborted by the Company in its absolute discretion, then the Company may redeem, in whole but not in part, the Class E Preference Shares for the time being issued and outstanding, subject to the satisfaction of the Redemption Conditions and to Singapore law.

(c) **Tax Event Redemption.** If at any time a Tax Event (as defined below) has occurred and is continuing, then the Class E Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7E(4)(f)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7E**.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class E Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class E Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(d) **Special Event Redemption.** If at any time a Special Event (as defined below) has occurred and is continuing, then the Class E Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7E**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class E Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(e) **Cash Redemption.** Any redemption of the Class E Preference Shares shall be made in cash.

(f) **Redemption Notice.** If the Class E Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class E Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class E Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class E Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class E Preference Shares are listed on the SGX-ST and the rules of the SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7E(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class E Preference Shares to be redeemed on the Redemption Date;

(iii) the Redemption Amount (as defined below); and

(iv) the place or places where the Class E Preference Shareholders may surrender share certificates (if applicable) in respect of the Class E Preference Shares and obtain payment of the Redemption Amount.

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(g) **Redemption Amount.** The cash amount ("**Redemption Amount**") payable on redemption is an amount equal to the Liquidation Preference, together with, subject to the restrictions in **Article 7E(2)(e)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption. Any such redemption shall not prejudice the rights of the holder of the Class E Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

(h) **Payments.** Payments in respect of the amount due on redemption of a Class E Preference Share shall be made by cheque or such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate (if applicable) in respect of the relevant Class E Preference Shares at the place or one of the places specified in the Redemption Notice.

(i) **Discharge.** A receipt given by the holder for the time being of any Class E Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class E Preference Share shall constitute an absolute discharge to the Company.

(5) Voting

(a) **General.** Except as provided in this **Article 7E(5)**, the Class E Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings.** The Class E Preference Shareholders shall be entitled to attend class meetings of the Class E Preference Shareholders. Every Class E Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class E Preference Share of which he is the holder.

(c) **General Meetings.** If Dividends with respect to the Class E Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class E Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class E Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class E Preference Shareholders). Every Class E Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class E Preference Share of which he is the holder.

(6) Purchases

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class E Preference Shares. No repurchase of any Class E Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) Taxation

All payments in respect of the Class E Preference Shares shall be made after deducting or withholding all amounts for or on account of any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of Singapore or any authority thereof or therein having power to tax and which are required by applicable law to be deducted or withheld.

The Company shall not pay any additional amounts in respect of any such deduction or withholding from payments in respect of the Class E Preference Shares for or on account of any such present or future taxes, duties, assessments or governmental charges.

No payment in respect of the Class E Preference Shares shall be made by the Company to any Class E Preference Shareholder without deduction or withholding for or on account of any such present or future taxes, duties, assessments or governmental charges unless such Class E Preference Shareholder shall have provided a statutory declaration or other evidence satisfactory to the Company that the beneficial owner of such payment:

(a) is a resident in Singapore for tax purposes; or

(b) is otherwise entitled to receive such payment free of any such deduction or withholding.

If requested by a Class E Preference Shareholder, the Company shall procure that such person shall be furnished with a certificate specifying the gross amount of such payment, the amount of tax deducted or withheld and the net amount of such payment.

For the avoidance of doubt, this **Article 7E(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7E(2)(k)** above).

(8) Variations of Rights and Further Issues

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class E Preference Shares by way of amendment of the **Articles** or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class E Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class E Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class E Preference Shareholders (the quorum at such class meeting to be such number of Class E Preference Shareholders holding or representing not less than two-thirds of the outstanding Class E Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not reduce the amounts payable to the Class E Preference Shareholders, impose any material obligation on the Class E Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares of the Company ranking *pari passu* with or junior to the Class E Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class E Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class E Preference Shares in accordance with these **Articles**; and

(iv) no provision of the Class E Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class E Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class E Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class E Preference Shareholder in accordance with **Article 7E(10)** below. Each such notice shall include a statement setting forth **(aa)** the date, time and place of such meeting, **(bb)** a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and **(cc)** instructions for the delivery of proxies.

(9) Transfer of Preference Shares

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee.The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class E Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class E Preference Share (not being a fully paid Class E Preference Share); *provided that* where any Class E Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class E Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class E Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class E Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice**. Any notice or other document may be served by the Company upon any holder of the Class E Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication**. For so long as the Class E Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) Others

In the event of any conflict or inconsistency between the provisions of this **Article 7E** and the other provisions of these **Articles**, then the provisions of this **Article 7E** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class E Preference Shares.

<u>**New Article 7F**</u>

New Article 7F shall be inserted immediately after Article 7E as follows:

7F. Class F Preference Shares

The Class F Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Liquidation Preference

Each Class F Preference Share shall have a liquidation preference of US$100 (or such other amount as the Board of Directors of the Company (or an authorised committee thereof) ("**Board**") may determine in its absolute discretion on or prior to the date of issue of the Class F Preference Shares) ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends.** Subject to **Articles 7F(2)(d)**, **(f)** and **(g)** below, the Class F Preference Shares shall entitle the holder thereof (each, a "**Class F Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof calculated on the bases set out in **Articles 7F(2)(b)** and **(c)** below. The Dividend shall be payable:

(i) semi-annually in arrear on 15 March and 15 September in each year up to and including the Dividend Re-Set Date (as defined below); and

(ii) thereafter quarterly in arrear on 15 March, 15 June, 15 September and 15 December in each year (each such date, and each of the dates in **Article 7F(2)(a)(i)** above, a "**Dividend Date**", provided that if any such date in this **Article 7F(2)(a)(ii)** is not a Business Day (as defined below), such Dividend Date shall be the next following day that is a Business Day),

in each case when, as and if declared by the Board.

The first Dividend Date shall:

(aa) if the date ("**Issue Date**") on which the Class F Preference Shares are first allotted and issued falls before 15 March in any calendar year, be on 15 March in that calendar year;

(bb) if the Issue Date falls **(I)** on or after 15 March in any calendar year and **(II)** before 15 September in the same calendar year, be on 15 September in that calendar year; and

(cc) if the Issue Date falls on or after 15 September in any calendar year, be on 15 March in the next calendar year.

If any Dividend Date in **Article 7F(2)(a)(i)** above would otherwise fall on a day which is not a Business Day, payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day.

No Class F Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7F(2)(d)**, **(f)** and **(g)** below. Accordingly, such amount shall not accumulate for the benefit of the Class F Preference Shareholders or entitle the Class F Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks are open for business in Singapore, New York and London.

"**Dividend Re-Set Date**" shall be the twentieth Dividend Date falling after the Issue Date or such other date (being a date no earlier than the twentieth Dividend Date falling after the Issue Date) as the Board may determine in its absolute discretion on or prior to the Issue Date.

(b) **Fixed Dividend Rate.** Each Class F Preference Share in issue on or prior to the Dividend Re-Set Date shall, subject to **Article 7F(2)(a)** above, entitle the holder thereof to receive for each Dividend Period (as defined below) ending on or prior to the Dividend Re-Set Date, Dividends (when, as and if declared by the Board) payable in United States dollars at a fixed rate per annum of not less than two per cent. and not more than 25 per

cent. as the Board may determine in its absolute discretion on or prior to the Issue Date, of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction (as defined below).

"**Day Count Fraction**" means **(i)** prior to the Dividend Re-Set Date, the number of days in the relevant period divided by 360 (the number of days to be calculated on the basis of 360 days with 12 30-day months and in the case of an incomplete month the actual number of days elapsed) and **(ii)** on or after the Dividend Re-Set Date, the actual number of days in the relevant period divided by 360.

"**Dividend Period**" means the period from, and including, the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date.

(c) **Floating Dividend Rate.** Each Class F Preference Share in issue after the Dividend Re-Set Date shall entitle the holder thereof to receive on each Dividend Date falling after the Dividend Re-Set Date, Dividends (when, as and if declared by the Board) payable in United States dollars at a floating rate per annum equal to:

(i) the three-month USD LIBOR (as defined below) in effect for the relevant Dividend Period; plus

(ii) a margin of not less than 0.5 per cent. and not more than 10 per cent. as the Board may determine in its absolute discretion on or prior to the Issue Date and in compliance with the published capital adequacy requirements of the Monetary Authority of Singapore ("**MAS**") applicable to the Company at the relevant time,

of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction.

Any determination by the Calculation Agent (as defined below) under this **Article 7F** shall be final and conclusive absent manifest error.

"**Calculation Agent**" means such entity for the time being appointed as calculation agent for the purposes of this **Article 7F** by the Board.

"**three-month USD LIBOR**" means, in respect of any Dividend Period, the rate for deposits in United States dollars for a period of three months determined by the Calculation Agent which appears on Moneyline Telerate Service Page 3750 (or such other page as may replace Moneyline Telerate Service Page 3750) as of approximately 11.00 a.m., London time, on the relevant LIBOR Determination Date (as defined below); *provided that*, if, at such time, no such rate appears or Moneyline Telerate Service Page 3750 (or such other replacement page as aforesaid) is unavailable, the Calculation Agent will request appropriate quotations and will determine the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates at

which deposits in United States dollars are offered by three major banks (or, if fewer than three rates are so quoted, two major banks, or, if fewer than two rates are so quoted, one major bank) in the London inter-bank market, selected by the Calculation Agent, at approximately 11.00 a.m., London time, on such LIBOR Determination Date to prime banks in the London inter-bank market for a period of three months and in an amount that is representative for a single transaction in the relevant market at the relevant time. If on any LIBOR Determination Date, no such rates are quoted, the Calculation Agent will request appropriate quotations and will determine the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by three major banks (or, if fewer than three rates are so quoted, two major banks, or, if fewer than two rates are so quoted, one major bank) in the London inter-bank market, selected by the Calculation Agent, at approximately 11.00 a.m., London time, on such LIBOR Determination Date as being their cost (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on them by any relevant authority or authorities) of funding, for the relevant Dividend Period, an amount equal to the aggregate Liquidation Preference for such Dividend Period by whatever means they determine to be the most appropriate.

"LIBOR Determination Date" means, with respect to any Dividend Period, the day falling two Business Days prior to the first day of that Dividend Period.

(d) **Dividends at Board's Discretion.** Any decision regarding the declaration or payment of any Dividend on the Class F Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7F** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(e) **Ranking.** The Class F Preference Shares shall rank as regards participation in profits *pari passu* with all other shares of the Company to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares.The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class F Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class F Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in

respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class F Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class F Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class F Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7F(5)** below.

"Parity Obligations" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares.

(f) **Dividend Restrictions.** Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7F**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the MAS from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class F Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date (as defined below).

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class F Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to that Dividend Date.

(g) **Dividend Limitation Notice.** Without prejudice to the discretion of the Board under **Article 7F(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company shall give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class F Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date. The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class F Preference Shareholder except that where the Class F Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class F Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class F Preference Shares are listed on Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of the SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7F(10)(b)** below.

(h) ***Pro Rata* Dividend Payment.** If, whether by reason of the provisions of **Article 7F(2)(f)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend which has been declared is not paid in full on the Class F Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class F Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend, if the Company shall have declared and paid dividends or other distributions on any Parity Obligations during the Company's then-current fiscal year.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(i) **Payments; No Further Rights to Participate in Profits.** Payments of Dividends shall, if due and payable under this **Article 7F**, be made to the Class F Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7F**, the Class F Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(j) **Dividend Stopper.** In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class F Preference Shares (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem, any Parity Obligations (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any Parity Obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class F Preference Shareholders).

(k) **Prescription.** Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class F Preference Share shall bear interest against the Company.

(l) **Net Dividends.** For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7F** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class F Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class F Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class F Preference Shares are outstanding as of such time.

"Tax Credits" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class F Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class F Preference Share.

"Transition Period" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) **Liquidation Distributions**

(a) **Rights Upon Liquidation.** In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class F Preference Shares, the Class F Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class F Preference Shares.

On such a dissolution or winding up, each Class F Preference Share shall be entitled to receive in United States dollars an amount equal to the Liquidation Distribution.

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7F(2)(f)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividend (whether or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class F Preference Shares.

(b) ***Pro Rata* Liquidation Distribution.** If, upon any such dissolution or winding up of the Company, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions on any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class F Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets.** Save as set out in this **Article 7F**, the Class F Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) **Redemption**

(a) **Optional Redemption.** The Company may, at its option, redeem in whole, but not in part, the Class F Preference Shares for the time being issued and outstanding:

(i) on the date falling five years after the Issue Date;

(ii) on the date falling 10 years after the Issue Date; and

(iii) on each Dividend Date thereafter (that is, after the date falling 10 years after the Issue Date),

in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means that:

(aa) the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(bb) the Distributable Reserves of the Company and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class F Preference Shares.

(b) **Merger Event Redemption.** In the event the Class F Preference Shares are issued for the purpose of a merger with, or acquisition by, the Company and such merger or acquisition is aborted by the Company in its absolute discretion, then the Company may redeem, in whole but not in part, the Class F Preference Shares for the time being issued and outstanding, subject to the satisfaction of the Redemption Conditions and to Singapore law.

(c) **Tax Event Redemption.** If at any time a Tax Event (as defined below) has occurred and is continuing, subject to this **Article 7F(4)(c)**, then the Class F Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7F(4)(f)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7F**.

If there is available to the Company the opportunity to eliminate the Tax Event by taking some ministerial action or pursuing some other reasonable measure that, in the absolute discretion of the Company, will not have an adverse effect on the Company or the holders of the Class F Preference Shares, and will not involve any material cost, the Company will pursue that measure in lieu of redemption.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class F Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class F Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(d) **Special Event Redemption.** If at any time a Special Event (as defined below) has occurred and is continuing, then the Class F Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7F**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class F Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(e) **Cash Redemption.** Any redemption of the Class F Preference Shares shall be made in cash.

(f) **Redemption Notice.** If the Class F Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class F Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class F Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class F Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class F Preference Shares are listed on the SGX-ST and the rules of the SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7F(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class F Preference Shares to be redeemed on the Redemption Date; and

(iii) the place or places where the Class F Preference Shareholders may surrender share certificates (if applicable) in respect of the Class F Preference Shares and obtain payment of the Redemption Amount (as defined below).

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(g) **Redemption Amount.** The cash amount ("**Redemption Amount**") payable on redemption is:

(i) in the case of a redemption pursuant to **Article 7F(4)(a), (b) or (c)** above, an amount equal to the Redemption Price (as defined below); and

(ii) in the case of a redemption pursuant to **Article 7F(4)(d)** above, an amount equal to the Special Event Redemption Price (as defined below).

The Redemption Amount shall be notified to each holder of the Class F Preference Shares to be redeemed as soon as reasonably practicable after the Redemption Amount has been determined (and in any event, not later than two Business Days before the relevant Redemption Date) and otherwise in the manner set out in **Article 7F(4)(f)** above.

Any such redemption shall not prejudice the rights of the holder of the Class F Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

"**Redemption Price**" means an amount equal to the Liquidation Preference, together with, subject to the restrictions in **Article 7F(2)(f)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption.

"**Special Event Redemption Price**" means:

(i) in the case of a redemption on a date which is prior to the Dividend Re-Set Date, an amount equal to the higher of **(aa)** the Liquidation Preference, together with, subject to the restrictions in **Article 7F(2)(f)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividend (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption and **(bb)** the Make Whole Amount (as defined below) (if any); and

(ii) in the case of a redemption on or after the Dividend Re-Set Date, the Redemption Price.

"**Make Whole Amount**" means, at any time prior to the Dividend Re-Set Date, an amount equal to the sum of:

(i). the present value of the Liquidation Preference assuming a repayment thereof on the Dividend Re-Set Date; plus

(ii) the present values of the remaining scheduled Dividends, to and including the Dividend Re-Set Date;

in each case discounted to the Redemption Date in accordance with the Day Count Fraction at a rate equal to the sum of **(aa)** a fixed rate of not less than 0.10 per cent. and not more than 2.50 per cent., as the Board may determine in its absolute discretion on or prior to the Issue Date and **(bb)** the U.S. Treasury Yield (as defined below).

"**U.S. Treasury Yield**" means the yield calculated by the Calculation Agent, under the heading which represents the average for the week immediately prior to the Redemption Date, appearing in the most recently published statistical release designated "**H.15(519)**" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "**Treasury Constant Maturities**" for the maturity most closely corresponding to the Dividend Re-Set Date.

(h) **Payments.** Payments in respect of the amount due on redemption of a Class F Preference Share shall be made **(i)** in immediately available funds by direct transfer to an account maintained by the Class F Preference Shareholder with a bank if appropriate direct transfer instructions have been received by the Registrar in sufficient time prior to the relevant date of payment or **(ii)** by cheque if appropriate transfer instructions have not been received by the Registrar in sufficient time prior to the relevant date of payment in order for the Registrar to effect payment by direct transfer or **(iii)** such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate (if applicable) in respect of the relevant Class F Preference Shares at the place or one of the places specified in the Redemption Notice.

(i) **Discharge.** A receipt given by the holder for the time being of any Class F Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class F Preference Share shall constitute an absolute discharge to the Company.

(5) **Voting**

(a) **General.** Except as provided in this **Article 7F(5)**, the Class F Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings.** The Class F Preference Shareholders shall be entitled to attend class meetings of the Class F Preference Shareholders. Every Class F Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class F Preference Share of which he is the holder.

(c) **General Meetings.** If Dividends with respect to the Class F Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class F Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class F Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class F Preference Shareholders). Every Class F Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class F Preference Share of which he is the holder.

(6) **Purchases**

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class F Preference Shares. No repurchase of any Class F Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) **Taxation**

All payments on the Class F Preference Shares will be made free and clear by the Company without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature ("**Taxes**") imposed by or on behalf of Singapore or any authority thereof or therein having power to tax, unless such deduction or withholding of such Taxes is required by law. In the event that any such withholding or deduction in respect of any payment on the Class F Preference Shares is required by law, the Company will pay such additional amounts ("**Additional Amounts**") as will result in the receipt by the holders of the Class F Preference Shares of the amounts which would otherwise have been receivable in respect of such payment on the Class F Preference Shares in the absence of such withholding or deduction, provided that no such Additional Amounts shall be payable in respect of any of the Class F Preference Shares:

(a) to or on behalf of a holder of Class F Preference Shares or beneficial owner with respect to Class F Preference Shares which is **(i)** treated as a resident of Singapore or a permanent establishment in Singapore for tax purposes, or **(ii)** who is liable for such taxes, duties, assessments or governmental charges in respect of the Class F Preference Shares by reason of his, her or its being connected with Singapore other than by reason only of the holding of any of the Class F Preference Shares; and

(b) to the extent that such Taxes would not have been required to be deducted or withheld but for the failure to comply by the holder of the Class F Preference Shares or beneficial owner with respect to the Class F Preference Shares with a request of the Company addressed to such holder to make any declaration of non-residence or other similar claim, which is required or imposed by a statute, treaty or administrative practice of Singapore, as the case may be, as a pre-condition to exemption from all or part of such Taxes.

For the avoidance of doubt, this **Article 7F(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7F(2)(I)** above).

(8) Variations of Rights and Further Issues

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class F Preference Shares by way of amendment of the **Articles** or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class F Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class F Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class F Preference Shareholders (the quorum at such class meeting to be such number of Class F Preference Shareholders holding or representing not less than two-thirds of the outstanding Class F Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not reduce the amounts payable to the Class F Preference Shareholders, impose any material obligation on the Class F Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares of the Company ranking *pari passu* with or junior to the Class F Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class F Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class F Preference Shares in accordance with these **Articles**; and

(iv) no provision of the Class F Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class F Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class F Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class F Preference Shareholder in accordance with **Article 7F(10)** below. Each such notice shall include a statement setting forth **(aa)** the date, time and place of such meeting, **(bb)** a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and **(cc)** instructions for the delivery of proxies.

(9) Transfer of Preference Shares

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee.The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class F Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class F Preference Share (not being a fully paid Class F Preference Share); *provided that* where any Class F Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class F Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class F Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class F Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice.** Any notice or other document may be served by the Company upon any holder of the Class F Preference Shares in the manner provided in these **Articles.** Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles.**

(b) **Newspaper Publication.** For so long as the Class F Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) Others

In the event of any conflict or inconsistency between the provisions of this **Article 7F** and the other provisions of these **Articles**, then the provisions of this **Article 7F** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class F Preference Shares.

Existing Article 8

8. The total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares. *Issue of Preference shares.*

Proposed Alterations to Article 8

By deleting Article 8 in its entirety and substituting therefor the following:

8. ~~The total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares.~~ **Preference shares may be issued subject to such limitation thereof as may be prescribed by law or any Stock Exchange upon which shares in the Company may be listed.** Issue of Preference shares.

New Headnote "Treasury Shares" and New Article 8A

New headnote "TREASURY SHARES" and new Article 8A shall be inserted immediately after Article 8 as follows:

TREASURY SHARES

8A. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with treasury shares in the manner authorised by, or prescribed pursuant to, the Act. **Treasury Shares.**

Existing Article 11

11. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the Resolution shall prescribe. *Power to increase capital.*

Proposed Alterations to Article 11

By deleting Article 11 in its entirety.

Existing Article 14

14. The Company may by Ordinary Resolution:-

(a) Consolidate and divide all or any of its capital into shares of larger amount than its existing shares; *Power to consolidate shares.*

(b) Cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled; *Power to cancel shares.*

(c) Sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the *Power to subdivide shares.*

provisions of the Act) and so that the resolution whereby any shares is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have only such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

Proposed Alterations to Article 14

By deleting Article 14 in its entirety and substituting therefor the following:

14. The Company may by Ordinary Resolution:-

(a) Consolidate and divide all or any of its ~~capital into~~ shares ~~of larger amount than its existing shares~~; — Power to consolidate shares.

~~(b) Cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;~~ — ~~Power to cancel shares.~~

(be) Sub-divide its shares, or any of them~~, into shares of smaller amount than is fixed by the Memorandum of Association~~ (subject, nevertheless, to the provisions of the Act) and so that the resolution whereby any shares is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have only such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to ~~unissued or~~ new shares; **and** — Power to subdivide shares.

(c) subject to the provisions of the Act, convert any class of shares into any other class of shares. — **Power to convert shares.**

Existing Article 15

15. The Company may by Special Resolution reduce its capital or any capital redemption reserve fund or any share premium account in any manner subject to any incident authorisation and consent required by the Act. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled. — *Power to reduce capital.*

Proposed Alterations to Article 15

By deleting Article 15 in its entirety and substituting therefor the following:

15. The Company may by Special Resolution reduce its capital ~~or any capital redemption reserve fund or any share premium account~~ **or any undistributable reserve** in any manner subject to any incident authorisation and consent required by the Act. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the ~~nominal amount~~ **number** of ~~the~~ issued shares ~~capital~~ of the Company shall be diminished by the ~~nominal amount~~ **number** of the shares so cancelled, **and where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.** — Power to reduce capital.

Existing Article 16

16. No shares shall be issued which shall have the effect of transferring a controlling interest without the prior approval of the members in general meeting. No shares shall be issued at a discount, except in accordance with the Act. *Controlling interest and discount.*

Proposed Alterations to Article 16

By deleting Article 16 in its entirety and substituting therefor the following:

16. No shares shall be issued which shall have the effect of transferring a controlling interest without the prior approval of the members in general meeting. ~~No shares shall be issued at a discount, except in accordance with the Act.~~ Controlling interest ~~and discount~~.

Existing Article 17

17. (1) Subject to Article 16 and save as the Company may by Ordinary Resolution otherwise direct the shares in the capital of the Company for the time being unissued shall be at the disposal of the Directors, and they may allot, grant options over or otherwise dispose of them to such persons, at such times, and on such terms as they think proper. *Disposal of Unissued shares.*

(2) Subject to any direction to the contrary that may be given by the Company in general meeting, all new shares shall, before issue, be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of the shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this regulation.

(3) Notwithstanding paragraph (2) above, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where:

(i) the aggregate number of shares to be issued pursuant to such authority does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company for the time being; and

(ii) *unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Act, whichever is the earliest date.*

Proposed Alterations to Article 17

By deleting Article 17 in its entirety and substituting in therefor the following:

Issue of ~~**Disposal of Unissued**~~ shares.

17. (1) Subject to **the provisions of these presents** ~~Article 16~~ and save as the Company may by Ordinary Resolution otherwise direct, ~~the shares in the capital of the Company for the time being unissued~~ **all new shares** shall be at the disposal of the Directors, and they may allot, grant options over or otherwise dispose of them to such persons, at such times, and on such terms as they think proper.

(2) Subject to any direction to the contrary that may be given by the Company in ~~general meeting~~ **General Meeting or except as permitted under the listing rules of the Singapore Exchange Securities Trading Limited**, all new shares shall, before issue, be offered to such persons as at the date of the offer are entitled to receive notices from the Company of ~~general meetings~~ **General Meetings** in proportion, as nearly as the circumstances admit, to the ~~amount~~ **number** of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of the shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this ~~regulation~~ **Article.**

(3) Notwithstanding paragraph (2) above, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to ~~issue shares (whether by way of rights, bonus or otherwise) where:-~~

~~(a) the aggregate number of shares to be issued pursuant to such authority does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company for the time being; and~~

~~(b) unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Act, whichever is the earliest date.~~

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding that the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) shall be subject to such limits and manner of calculations as may be prescribed by the Singapore Exchange Securities Trading Limited;

(2) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these presents; and

(3) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

Existing Article 20

Power to pay commissions and brokerage.

20. The Company may exercise the powers of paying commissions conferred by the Act. The rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Act, and such commission shall not exceed 10 per cent of the price at which the shares in respect of which the commission is paid are issued. The Company may also on any issue of shares pay such brokerage as may be lawful.

Proposed Alterations to Article 20

By deleting Article 20 in its entirety and substituting therefor the following:

Power to pay commissions and brokerage.

20. The Company may ~~exercise the powers of~~ pay~~ing~~ commissions **or brokerage on any issue of shares at such** ~~conferred by the Act. The~~ rate ~~per cent~~ or ~~the~~ amount **and in such manner as the Directors may deem fit**. ~~of the commission paid or agreed to be paid shall be disclosed in the manner required by the Act, and such commission shall not exceed 10 per cent of the price at which the shares in respect of which the commission is paid are issued. The Company may also on any issue of shares pay such brokerage as may be lawful.~~ **Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.**

Existing Article 21

Power to charge interest to capital.

21. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may, subject to the conditions and restrictions mentioned in the Act, pay interest on so much of such share capital as is for the time being paid up, and may charge the same to capital as part of the cost of construction of the works, buildings or plant.

Proposed Alterations to Article 21

By deleting Article 21 in its entirety and substituting therefor the following:

Power to charge interest to capital.

21. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may, subject to the conditions and restrictions mentioned in the Act, pay interest on so much of such share capital **(except treasury shares)** as is for the time being paid up, and may charge the same to capital as part of the cost of construction of the works, buildings or plant.

Existing Article 24

Issue of certificates.

24. (1) Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof, the Company shall allot and despatch within 10 market days of the closing date of any application to subscribe for a new issue of shares (or such period as may be approved by the Stock Exchanges upon which the Company is listed) and despatch within 15 market days after the date of lodgement of a registrable transfer (or such other period as may be approved by the Stock Exchanges upon which the Company is listed) one certificate for the shares allotted or transferred or several certificates in reasonable denominations each for a part of the shares so allotted or transferred upon payment of a fee not exceeding $2/- for every certificate after the

first or such other fee as the Directors may determine. Where a member transfers part only of the shares comprised in a certificate or where a member requires the Company to cancel any certificate and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate shall be cancelled and a new certificate or certificates for the balance of such shares shall be issued in lieu thereof and such member shall pay to the Company the amount of proper duty, if any, with which each such new certificate is chargeable under any law relating to stamp duty for the time being in force prior to the delivery thereof together with a fee not exceeding two dollars ($2.00) for each such new certificate or such other fee as the Directors may determine. For the purpose of this Article, "market day" means a day on which any Stock Exchange upon which the Company is listed is open for trading in securities.

(2) Every certificate shall be issued under the seal of the Company and shall bear the autographic or facsimile signatures of at least two Directors and the Secretary or some other person as may be authorised by the Directors, and shall specify the number and class of shares to which it relates, and the amount paid up thereon. The facsimile signatures may be reproduced by mechanical, electronic or such other method approved by the Directors.

(3) In the case of a share registered jointly in the names of several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to any one of the registered joint holders shall be sufficient delivery to all.

<u>Proposed Alterations to Article 24</u>

By deleting Article 24 in its entirety and substituting therefor the following:

24. (1) Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof, the Company shall allot and despatch within 10 market days of the closing date of any application to subscribe for a new issue of shares (or such period as may be approved by the Stock Exchanges upon which the Company is listed) and despatch within 15 market days after the date of lodgement of a registrable transfer (or such other period as may be approved by the Stock Exchanges upon which the Company is listed) one certificate for the shares allotted or transferred or several certificates in reasonable denominations each for a part of the shares so allotted or transferred upon payment of a fee not exceeding $2/- for every certificate after the first or such other fee as the Directors may determine. Where a member transfers part only of the shares comprised in a certificate or where a member requires the Company to cancel any certificate and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate shall be cancelled and a new certificate or certificates for the balance of such shares shall be issued in lieu thereof and such member shall pay to the Company the amount of proper duty, if any, with which each such new certificate is chargeable under any law relating to stamp duty for the time being in force prior to the delivery thereof together with a fee not exceeding two dollars (S$2.00) for each such new certificate or such other fee as the Directors may determine. For the purpose of this Article, "market day" means a day on which any Stock Exchange upon which the Company is listed is open for trading in securities. Issue of certificates.

(2) Every certificate shall be issued under the seal of the Company and shall bear the autographic or facsimile signatures of at least two Directors and the Secretary or some other person as may be authorised by the Directors, and shall specify the number and class of shares to which it relates, and the amount paid ~~up~~ **and amount (if any) unpaid** thereon. The facsimile signatures may be reproduced by mechanical, electronic or such other method approved by the Directors.

(3) In the case of a share registered jointly in the names of several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to any one of the registered joint holders shall be sufficient delivery to all.

Existing Article 26

26. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the terms of issue thereof made payable at fixed times, and each member shall (subject to receiving at least fourteen days' notice specifying the time or place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

Calls.

Notice of call.

Proposed Alterations to Article 26

By deleting Article 26 in its entirety and substituting therefor the following:

26. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares ~~(whether on account of the nominal value of the shares or by way of premium)~~ and not by the terms of issue thereof made payable at fixed times, and each member shall (subject to receiving at least fourteen days' notice specifying the time or place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

Calls.

Notice of call.

Existing Article 30

30. Any sum (whether an account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date, shall for all the purpose of these presents be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Sum due on allotment to be treated as calls.

Proposed Alterations to Article 30

By deleting Article 30 in its entirety and substituting therefor the following:

30. Any sum ~~(whether an account of the nominal value of the share or by way of premium)~~ which by the terms of issue of a share becomes payable upon allotment or at any fixed date, shall for all the purpose of these presents be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Sum due on allotment to be treated as calls.

Existing Article 31

Payment in advance of calls.

31. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him, and such payment in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is made, and upon the money so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned, the Company may pay interest at such rate (not exceeding 5 per cent per annum) as the member paying such sum and the Directors may agree upon. Capital paid on shares in advance of calls shall not, whilst carrying interest confer a right to participate in profits.

Proposed Alterations to Article 31

By deleting Article 31 in its entirety and substituting therefor the following:

Payment in advance of calls.

31. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys ~~(whether on account of the nominal value of the shares or by way of premium)~~ uncalled and unpaid upon the shares held by him, and such payment in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is made, and upon the money so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned, the Company may pay interest at such rate (not exceeding 5 per cent per annum) as the member paying such sum and the Directors may agree upon. Capital paid on shares in advance of calls shall not, whilst carrying interest confer a right to participate in profits.

Existing Article 44

Directors' power to decline to register.

44. The Directors may decline to register the transfer of any share (not being a fully paid share) and may also decline to register the transfer of any share on which the Company has a lien.

Proposed Alterations to Article 44

By deleting Article 44 in its entirety and substituting therefor the following:

Directors' power to decline to register.

44. **There shall be no restriction on the transfer of fully paid-up shares (except where required by law or the listing rules of, or bye-laws and rules, governing, any Stock Exchange upon which the shares in the Company may be listed) but** ~~T~~the Directors may, **in their sole discretion,** decline to register the transfer of any share (not being a fully paid share) and may also decline to register the transfer of any share on which the Company has a lien, **Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within such period as may be prescribed from time to time by the Stock Exchanges upon which the Company is listed, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Act.**

Existing Article 47

47. The Register of Transfers may be closed during the fourteen days immediately preceding every Annual General Meeting of the Company, and at such other times (if any) and for such period as the Directors may from time to time determine, provided always that it shall not be closed for more than thirty days in the aggregate in any year. The requisite notice of such closure shall be advised to any Stock Exchange upon which the Company is listed, stating the period and purpose for which the closure is being made.

Register of Transfer may be closed.

Proposed Alterations to Article 47

By deleting Article 47 in its entirety and substituting therefor the following:

47. The Register of ~~Transfers~~ **Members** may be closed during the fourteen days immediately preceding every Annual General Meeting of the Company, and at such other times (if any) and for such period as the Directors may from time to time determine, provided always that it shall not be closed for more than thirty days in the aggregate in any year. The requisite notice of such closure shall be advised to any Stock Exchange upon which the Company is listed, stating the period and purpose for which the closure is being made.

Register of ~~Transfer~~ **Members** may be closed.

Existing Article 52

52. The Company may by Ordinary Resolution convert any paid-up shares into stock, and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

Power to convert into stock.

Proposed Alterations to Article 52

By deleting Article 52 in its entirety and substituting therefor the following:

52. The Company may by Ordinary Resolution convert any paid-up shares into stock, and may from time to time by like resolution reconvert any stock into paid-up shares ~~of any denomination~~.

Power to convert into stock.

Existing Article 53

53. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but no stock shall be transferable except in such units as the Directors may from time to time determine, provided that such units shall not be greater than the nominal amount of the shares from which the stock arose.

Transfer of Stock.

Proposed Alterations to Article 53

By deleting Article 53 in its entirety and substituting therefor the following:

53. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but no stock shall be transferable except in such units as the Directors may from time to time determine~~, provided that such units shall not be greater than the nominal amount of the shares from which the stock arose~~.

Transfer of Stock.

Existing Article 54

54. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, return of capital, voting and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except as regards dividend and return of capital) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage. *Rights of stockholders.*

Proposed Alterations to Article 54

By deleting Article 54 in its entirety and substituting therefor the following:

54. The holders of stock shall, according to the ~~amount~~ **number** of the stock **units** held by them, have the same rights, privileges and advantages as regards dividends, return of capital, voting and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except as regards dividend and return of capital) shall be conferred by ~~an amount~~ **the number** of stock **units** which would not, if existing in shares, have conferred such privilege or advantage **and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.** Rights of stockholders.

New Article 58A

New Article 58A shall be inserted immediately after Article 58 as follows:

58A. Without prejudice to the provisions of Article 58, any notice or document (including without limitation, any accounts, balance sheet or report) which is required or permitted to be given, sent or served under the Statutes, or under these presents by the Company or by the Directors to a member or Auditor or officer of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of or as otherwise provided by the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures. **Notice by electronic communications.**

New Article 63A

New Article 63A shall be inserted immediately after Article 63 as follows:

63A. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. **Amendment to resolution.**

Existing Article 64

Method of voting.

64. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll be (before or on the declaration of the result of the show of hands) demanded by either:-

Who can demand a poll.

(a) the Chairman (being a person entitled to vote); or

(b) a member or members present in person or by proxy and representing not less than one-twentieth of the total voting rights of all the members having the right to vote at the meeting; or

(c) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-twentieth of the total sum paid up on all the shares conferring that right.

Result of voting.

A demand for a poll may be withdrawn. Unless a poll be so demanded (and the demand be not withdrawn) a declaration by the Chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

Proposed Alterations to Article 64

By deleting Article 64 in its entirety and substituting therefor the following:

Method of voting.

64. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll be (before or on the declaration of the result of the show of hands) demanded by either:-

Who can demand a poll.

(a) the Chairman (being a person entitled to vote); or

(b) at least five members present in person or by proxy and entitled to vote at the meeting; or

(~~b~~**c**) a member or members present in person or by proxy and representing not less than one-twentieth of the total voting rights of all the members having the right to vote at the meeting; or

(~~c~~**d**) a member or members present in person or by proxy and holding ~~shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to~~ not less than ~~one-twentieth~~ **5 per cent.** of the total ~~sum~~ **number of** paid up ~~on all the~~ shares **of the Company (excluding treasury shares)** ~~conferring that right~~.

Result of voting.

A demand for a poll may be withdrawn. Unless a poll be so demanded (and the demand be not withdrawn) a declaration by the Chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

Existing Article 66

66. If a poll be duly demanded (and the demand be not withdrawn), it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the Chairman may direct, and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Chairman may (and if so requested shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. *How poll to be taken.*

Proposed Alterations to Article 66

By deleting Article 66 in its entirety and substituting therefor the following:

66. If a poll be duly demanded (and the demand be not withdrawn), it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the Chairman may direct, and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Chairman may (and if so **directed by the meeting** ~~requested~~ shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. How poll to be taken.

Existing Article 70

70. Subject to Article 73 and to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company, each member entitled to vote may vote in person or by proxy or by attorney or in the case of a corporation by a representative duly authorised. On a show of hands every member who is present in person or by proxy or by attorney or in the case of a corporation by a representative shall have one vote provided that in the case of a Member who is represented by two proxies, only one of the two proxies as determined by their appointor shall vote on a show of hands and in the absence of such determination, only one of the two proxies as determined by the Chairman (or by a person authorised by him) shall vote on a show of hands. On a poll, every member who is present in person or by proxy or by attorney or in the case of a corporation by a representative shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any general meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant general meeting as certified by the Depository to the Company. *Voting rights of members.*

Proposed Alterations to Article 70

By deleting Article 70 in its entirety and substituting therefor the following:

70. Subject to Article 73 and to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company **and to Article 8A**, each member entitled to vote may vote in person or by proxy or by attorney or in the case of a corporation by a representative duly authorised. On a show of hands, every member who is present in person or by proxy or by attorney or in the case of a corporation by a representative shall have one vote provided that in the case of a **M**member who is represented by two proxies, only **the first named proxy in the proxy form shall vote on a show of hands** ~~one of the two proxies as determined by their appointor shall vote on a show of hands and in the absence of such determination, only one of the two proxies as determined by the Chairman (or by a person authorised by him) shall vote on a show of hands~~. On a poll, every member who Voting rights of members.

is present in person or by proxy or by attorney or in the case of a corporation by a representative shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any ~~general meeting~~ **General Meeting** on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant ~~general meeting~~ **General Meeting** as certified by the Depository to the Company.

Existing Article 73

Right to vote.

73. Every member shall be entitled to be present and to vote at any General Meeting either personally or by proxy and to be reckoned in a quorum in respect of shares fully paid and in respect of partly paid shares where calls are not due and unpaid.

Proposed Alterations to Article 73

By deleting Article 73 in its entirety and substituting therefor the following:

Right to vote.

73. Every member shall be entitled to be present and to vote at any General Meeting either personally or by proxy and to be reckoned in a quorum in respect of shares fully paid and in respect of partly paid shares where calls are not due and unpaid. **No member shall be entitled to vote at any General Meeting unless all calls or other sums presently payable by him in respect of the shares held by him in the Company have been paid.**

Existing Article 104

Declaration of interest.

104. A Director who is in any way, whether directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Act.

Proposed Alterations to Article 104

By deleting Article 104 in its entirety and substituting therefor the following:

Declaration of interest.

104. A Director who is in any way, whether directly or indirectly interested in a **transaction** ~~contract~~ or proposed **transaction** ~~contract~~ with the Company shall declare the nature of his interest in accordance with the provisions of the Act.

Existing Article 109

Resolutions in writing.

109. A resolution in writing signed by all the Directors for the time being in Singapore shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form, each signed by one or more of the Directors.

Proposed Alterations to Article 109

By deleting Article 109 in its entirety and substituting therefor the following:

Resolutions in writing.

109. A resolution in writing signed by ~~all~~ the Directors for the time being in Singapore **or their alternates for the time being in Singapore,** shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form, each signed by one or more of the Directors. **The expressions "in writing" and "signed" include approval by any such Director or his alternate by telefax or any form of electronic communication.**

Existing Article 126

126. Subject to the rights of holders of shares with special rights as to dividend (if any), all dividends shall be declared and paid according to the amounts paid on the shares in respect whereof the dividend is paid, but (for the purposes of this Article only) no amount paid on a share in advance of calls shall be treated as on the share. All dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly. *Apportionment of dividends.*

Proposed Alterations to Article 126

By deleting Article 126 in its entirety and substituting therefor the following:

126. ~~Subject to the rights of holders of shares with special rights as to dividend (if any), all dividends shall be declared and paid according to the amounts paid on the shares in respect whereof the dividend is paid, but (for the purposes of this Article only) no amount paid on a share in advance of calls shall be treated as on the share. All dividends shall be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.~~ Apportionment of dividends.

Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(i) all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(ii) all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, any amount paid or credited as paid on a share in advance of a call is to be ignored.

Existing Article 129

129. If the Company shall issue shares at a premium, whether for cash or otherwise, the Directors shall transfer a sum equal to the aggregate amount or value of the premiums to an account to be called "Share Premium Account" and any amount for the time being standing to the credit of such account shall not be applied in the payment of dividends. *Share premium account.*

Proposed Alterations to Article 129

By deleting Article 129 in its entirety.

Existing Article 134

134. The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited and if so shall revert to the Company. *Unclaimed dividends.*

Proposed Alterations to Article 134

By deleting Article 134 in its entirety and substituting therefor the following:

134. The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited and if so shall revert to the Company **but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the dividend so forfeited to the person entitled thereto prior to the forfeiture. Without prejudice to the generality of the foregoing, if the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable.** Unclaimed dividends.

Existing Headnote "Reserve and Capitalisation" before Article 138

RESERVE AND CAPITALISATION

Proposed Alterations to Headnote "Reserve and Capitalisation" before Article 138

By deleting the Headnote "Reserve and Capitalisation" before Article 138 in its entirety and substituting therefor the following:

~~RESERVE AND CAPITALISATION~~ **BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES**

Existing Article 139

139. The Company in General Meeting may by Ordinary Resolution (including any Ordinary Resolution passed pursuant to Article 17(3)), authorise the Directors to capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account and Capital Redemption Reserve Fund) or any sum standing to the credit of the profit and loss account and the Directors shall give effect to such resolution accordingly and any sum so capitalised shall be apportioned among the persons who are registered as holders of shares in the Register of Members or the Depository Register at the close of business on a date to be fixed by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares for allotment and distribution, credited as fully paid up, to and amongst them as bonus shares in the aforesaid proportion. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation and make such provisions as they think fit for any fractional entitlements which may arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter into an agreement with the Company on behalf of all the *Capitalisation.*

members interested providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Proposed Alterations to Article 139

By deleting Article 139 in its entirety and substituting therefor the following:

~~Capitalisation~~ **Power to issue free bonus shares and/or to capitalise profits and reserves.**

139. **(1)** The ~~Company in General Meeting~~ **Directors** may, **with the sanction of an** ~~by~~ Ordinary Resolution **of the Company** (including any Ordinary Resolution passed pursuant to Article 17(3))~~;~~**:**

(a) **issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:**

(i) **the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or**

(ii) **(in the case of an Ordinary Resolution passed pursuant to Article 17(3)) such other date as may be determined by the Directors,**

in the proportion to their then holdings of shares; and/or

(b) ~~authorise the Directors to~~ capitalise any sum standing to the credit of any of the Company's reserve accounts **or other undistributable reserve** ~~(including Share Premium Account and Capital Redemption Reserve Fund)~~ or any sum standing to the credit of the profit and loss account **by appropriating such sum to** ~~and the Directors shall give effect to such resolution accordingly and any sum so capitalised shall be apportioned among~~ the persons who are registered as holders of shares in the Register of Members or **(as the case may be)** the Depository Register at the close of business on:

(i) **the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or**

(ii) **(in the case of an Ordinary Resolution passed pursuant to Article 17(3)) such other date as may be determined by the Directors,** ~~a date to be fixed by the Directors~~

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full ~~unissued~~ **new** shares **(or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, new shares of any other class not being redeemable shares)** for allotment and distribution, credited as fully paid up, to and amongst them as bonus shares in the aforesaid proportion.

(2) The Directors may do all acts and things considered necessary or expedient to give effect to any such **bonus issue and/or** capitalisation **under Article 139(1), with full power to the Directors to** ~~and~~ make such provisions as they think fit for any fractional entitlements which may arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter into an agreement with the Company on behalf of all the members interested providing for any such **bonus issue and/or** capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Existing Article 160

160. On a voluntary winding up of the Company no commission or fee shall be paid to a liquidator without the prior approval of the members in General Meeting the amount of such commission or fee to be notified to all members not less than seven days before the meeting at which it is to be considered. *Liquidator's commission.*

Proposed Alterations to Article 160

By deleting Article 160 in its entirety.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of United Overseas Bank Limited (the "**Company**") will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 27 April 2006 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fourth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolution 1 will be proposed as a special resolution and Resolutions 2 and 3 will be proposed as ordinary resolutions:

Resolution 1: As Special Resolution

The Proposed Alterations to the Articles of Association

THAT:

(a) Articles 2, 3, 4, 5, 8, 11, 14, 15, 16, 17, 20, 21, 24, 26, 30, 31, 44, 47, 52, 53, 54, 64, 66, 70, 73, 104, 109, 126, 129, 134, 139 and 160 of the Articles of Association of the Company (the "**Articles**"), and the headnote "RESERVE AND CAPITALISATION" appearing immediately before Article 138 of the Articles, be and are hereby altered;

(b) new Articles 7D, 7E, 7F, 8A, 58A and 63A be inserted into the Articles; and

(c) new headnotes "TREASURY SHARES" immediately above Article 8A and "BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES" immediately above Article 138 be inserted into the Articles,

in the manner and to the extent as set out in the Appendix to the circular to shareholders dated 3 April 2006 (the "**Circular**").

Resolution 2: As Ordinary Resolution

The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act;

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Maximum Limit**" means that number of Shares representing five per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105 per cent. of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Shares,

where:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive market days on which the Shares were transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and each of them be and are hereby authorised to complete and do all such things and execute all such documents as they or he may consider necessary or appropriate to give effect to this Resolution as they or he may deem fit.

Resolution 3: As Ordinary Resolution

The Proposed Preference Share Issue Mandate

THAT, subject to and contingent upon the passing of Resolution 1 above:

(a) authority be given to the Directors of the Company to:

(i) allot and issue any of the preference shares referred to in new Articles 7D, 7E and 7F of the Articles; and/or

(ii) make or grant offers, agreements or options that might or would require the preference shares referred to in sub-paragraph (i) above to be issued,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors of the Company may in their absolute discretion deem fit and (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) to issue the preference shares referred to in sub-paragraph (i) above in connection with any offers, agreements or options made or granted by the Directors of the Company while this Resolution was in force;

(b) the Directors of the Company and each of them be and are hereby authorised to do all such things and execute all such documents as they or he may consider necessary or appropriate to give effect to this Resolution as they or he may deem fit; and

(c) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

BY ORDER OF THE BOARD

Vivien Chan
Company Secretary

Singapore, 3 April 2006

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy or proxies must be deposited at the Company's office at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.

3. The Company intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued and paid-up ordinary share capital of the Company as at 24 March 2006 (the "**Latest Practicable Date**"), the purchase by the Company of five per cent. of its issued Shares will result in the purchase or acquisition of 76,664,281 Shares.

Assuming that the Company purchases or acquires the 76,664,281 Shares at the Maximum Price, the maximum amount of funds required is approximately:

(a) in the case of market purchases of Shares, S$1,242,727,995 based on S$16.21 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date); and

(b) in the case of off-market purchases of Shares, S$1,301,759,491 based on S$16.98 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date).

The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Company and the Company and its subsidiaries for the financial year ended 31 December 2005, based on these assumptions, are set out in paragraph 3.8 of the Circular.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 193500026Z)

IMPORTANT

1. This Circular is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM FOR EXTRAORDINARY GENERAL MEETING

I/We ____ *(Name)*

of ____ *(Address)*

being a member/members of United Overseas Bank Limited (the "**Company**"), hereby appoint:

Name		**Proportion of Shareholdings**	
NRIC/ Passport Number		**No. of Shares**	**%**
Address			

and/or*

Name		**Proportion of Shareholdings**	
NRIC/ Passport Number		**No. of Shares**	**%**
Address			

* *Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 27 April 2006 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fourth Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy/proxies to vote. In the absence of specific directions, the proxy/proxies will vote as the proxy/proxies deem fit.)

	For	Against
Special Resolution 1 To approve the proposed alterations to the Articles of Association.		
Ordinary Resolution 2 To approve the proposed renewal of the Share Purchase Mandate.		
Ordinary Resolution 3 To approve the proposed Preference Share Issue Mandate.		

Dated this __________ day of ____________ 2006

Shares in:	Number of Shares
Depository Register	
Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the meeting.

5. To be effective, the instrument appointing a proxy or proxies must be deposited at the Company's office at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 (Attention: The Company Secretary) not less than 48 hours before the time appointed for holding the Meeting.

6. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which, the instrument may be treated as invalid.

7. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

8. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

9. Agent Banks acting on the request of the CPF Investors who wish to attend the Meeting as Observers are requested to submit in writing, a list with details of the investors' names, NRIC/passport numbers, addresses and number of shares held. The list should be signed by an authorised signatory of the Agent Bank and should reach the Company Secretary, at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624 not later than 48 hours before the time fixed for holding the Meeting.

UOB

Postage will be paid
by addressee.
For posting in
Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399

The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey,
UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.